                                               Filed Pursuant to Rule 424[B][3]
                                                     Registration No. 333-76104

                                       Proxy Statement of Quitman Bancorp, Inc.
                                      For its Special Meeting of Shareholders

Prospectus of Colony Bankcorp, Inc. for
367,156 Shares of Common Stock of
Colony Bankcorp, Inc., $1.00 per share

                              Proposed Merger of
                           Colony Bankcorp, Inc. and
                             Quitman Bancorp, Inc.

   The Boards of Directors of Colony Bankcorp, Inc. ("Colony") and Quitman Bancorp, Inc. ("Quitman") have unanimously agreed on a transaction that will result in the merger of Colony and Quitman. The Quitman shareholders are being asked to approve the merger at a special meeting of shareholders to be held on March 12, 2002. The Colony shareholders are not required under Georgia law to approve the merger.

   If the merger is consummated, each Quitman shareholder and optionholder will receive a pro rata share of an aggregate of $2,372,884.00 in cash and 367,156 shares of common stock of Colony. It is estimated, based on the 507,262 shares of common stock of the company outstanding as of February 5, 2002, and 30,307.6431 option equivalent shares outstanding on that same date, that shareholders will receive $4.41 cash and .0683 shares of Colony common stock for each share of Quitman common stock or option equivalent shares owned by them as of the effective date of the merger. Colony common stock is traded on the Nasdaq National Market under the symbol "CBAN". Quitman common stock is traded on the over-the-counter Bulletin Board under the symbol "QTMB".

   This proxy statement/prospectus contains information regarding the merger agreement, the proposed merger, and the two companies. We encourage you to read this entire document carefully, including the discussion under the heading "Risk Factors Relating to the Merger" beginning on page 10.

   Consummation of the merger requires that the shareholders of Quitman approve the merger agreement. Whether or not you plan to attend the special meeting of shareholders of Quitman, please take the time to complete and return your respective enclosed proxy card. If you do not return your proxy card, the effect will be a vote against the merger. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If your shares are held by a broker in "street name," and you wish to vote your shares, you must instruct your broker regarding the manner in which you wish to vote.

   After careful consideration, the Board of Directors of Quitman has determined that the merger is in the best interest of its shareholders, and unanimously recommends voting FOR the merger. The Quitman Board of Directors strongly supports this strategic combination between Colony and Quitman and appreciates your prompt attention to this very important matter.

                                          Claude R. Butler, Chairman, Board of
                                            Directors
                                          Quitman Bancorp, Inc.

   Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. Shares of common stock of Colony are equity securities and are not savings accounts or deposits. An investment in shares of Colony common stock is not insured by the Federal Deposit Insurance Corporation or any other government agency.

   The date of this proxy statement/prospectus is February 11, 2002, and it is expected to be first mailed to shareholders on or about February 11, 2002.

                             QUITMAN BANCORP, INC.
                            602 EAST SCREVEN STREET
                            QUITMAN, GEORGIA 31643

                   Notice Of Special Meeting Of Shareholders
                         To Be Held On March 12, 2002

                               -----------------

   A special meeting of shareholders of Quitman Bancorp, Inc. will be held at the offices of Quitman Bancorp, Inc. on Tuesday, March 12, 2002, at 4.30 p.m., at 602 East Screven Street, Quitman, Georgia, for the following purposes:

   (1) to consider and vote on an Agreement and Plan of Merger, pursuant to which Quitman Bancorp will merge with and into Colony Bankcorp, Inc., a Georgia corporation, as more particularly described in the enclosed proxy statement/prospectus; and

   (2) to transact such other business as may properly come before the special meeting or any adjournments of the special meeting.

   If Quitman Bancorp shareholders approve the merger agreement, Quitman Bancorp will be merged with and into Colony Bankcorp. If the merger is completed, each Quitman Bancorp shareholder and option holder will receive a pro rata share of an aggregate of $2,372,884.00 in cash and 367,156 shares of common stock of Colony Bankcorp. Absent unexpected merger expenses, each share of common stock of Quitman Bancorp will be exchanged for $4.41 in cash and
0.683 shares of common stock of Colony Bankcorp.

   Only shareholders of record of Quitman Bancorp, Inc. common stock at the close of business on February 5, 2002 will be entitled to vote at the special meeting or any adjournments thereof. The approval of the merger agreement requires the approval of the holders of at least a majority of the shares of Quitman Bancorp common stock entitled to vote at the special meeting. The Quitman Bancorp Board of Directors unanimously recommends that Quitman Bancorp shareholders vote for the proposal to approve the merger agreement.

   If the merger is completed, Quitman Bancorp shareholders who dissent with respect to the merger will be entitled to be paid the "fair value" of their shares in cash if they follow certain statutory provisions of Article 13 of the Georgia Business Corporation Code regarding the rights of dissenting shareholders, all as more fully explained under the heading "Details of the Proposed Merger--Rights of Dissenting Shareholders" (page 43) and in Appendix B to the attached proxy statement/prospectus.

   A proxy statement/prospectus and form of proxy card are enclosed. To assure representation at the special meeting, you are requested to sign, date, and return the proxy card promptly in the enclosed, stamped envelope.You may withdraw a previously submitted proxy by notifying Peggy L. Forgione, Vice President and Controller, in writing or by submitting an executed, later-dated proxy prior to the special meeting to Quitman Bancorp, 602 East Screven Street, Quitman, Georgia 31643. You may also revoke your proxy by attending the special meeting and voting in person. If you properly sign and return the proxy card and do not revoke it, your proxy will be voted at the special meeting in the manner you have specified.

                                          By order of the board of directors,

                                          W.B. Holwell, Secretary
February 11, 2002
Quitman, Georgia

                               TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
WHERE YOU CAN FIND MORE INFORMATION..................................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................................................   1
A WARNING ABOUT FORWARD-LOOKING STATEMENTS...........................................................   2
QUESTIONS AND ANSWERS ABOUT THE MERGER...............................................................   3
SUMMARY OF TERMS OF THE MERGER.......................................................................   5
   The Companies.....................................................................................   5
   The Terms of the Merger...........................................................................   5
   The Reasons Management of Both Companies Support the Merger.......................................   6
   Shareholders' Meetings............................................................................   6
   Record Date.......................................................................................   6
   Vote Required.....................................................................................   6
   Fairness Opinion to Shareholders of Quitman.......................................................   6
   Conditions, Termination, and Effective Date.......................................................   7
   Rights of Dissenting Shareholders.................................................................   7
   Federal Income Tax Consequences...................................................................   7
   Accounting Treatment..............................................................................   7
   Markets for Capital Stock.........................................................................   7
   Dividends.........................................................................................   8
   Differences in Shareholders' Rights Between Quitman and Colony....................................   8
   Interests of Directors and Officers of Quitman in the Merger......................................   9
RISK FACTORS.........................................................................................  10
   The merger consideration is fixed despite a change in Colony's stock price........................  10
   There is a risk that Colony will be unable to successfully integrate Quitman and other acquired businesses or may have more trouble integrating acquired businesses than expected................  10
   Changes in Colony's allowance for loan losses could affect Colony's profitability.................  10
   The trading volume in Colony stock has been low...................................................  11
   Changes in interest rates could have an adverse effect on Colony's income.........................  11
   Competition in banking industry is intense........................................................  11
   Success of Colony depends upon local economic conditions..........................................  11
   Colony and its subsidiary banks operate in a regulated environment................................  11
   Colony is affected by recent bank reform legislation..............................................  12
   Colony heavily dependent on its President and Chief Executive Officer.............................  12
   Colony directors and executive officers own a significant portion of the Colony stock.............  12

                                                                      Page
                                                                      ----
         Future sales of Colony stock can affect its price...........  12
         Colony's quarterly operating results may fluctuate..........  12
      COMPARATIVE SHARE DATA REGARDING COLONY AND QUITMAN............  14
      PRO FORMA CONSOLIDATED FINANCIAL INFORMATION...................  15
      SELECTED FINANCIAL INFORMATION.................................  23
      DETAILS OF THE PROPOSED MERGER.................................  26
         Background of the Merger....................................  26
         Colony's Reasons for the Merger and Recommendation..........  27
         Quitman's Reasons for the Merger and Recommendation.........  28
         Opinion of Financial Advisor to Quitman.....................  29
         Interest of Management in the Transaction...................  34
         The Merger Agreement........................................  36
         Effective Time of the Merger................................  36
         Terms of the Merger.........................................  36
         Fractional Shares...........................................  37
         Representations and Warranties..............................  37
         Conduct of Business Pending the Merger......................  37
         Effect on Stock Options.....................................  39
         Acquisition Proposals.......................................  39
         Termination and Condition of Closing........................  39
         Surrender of Certificates...................................  40
         Voting/Shareholder Approval.................................  41
         Expenses....................................................  41
         Comparison of the Rights of Quitman and Colony Shareholders.  41
         Liquidity and Marketability.................................  42
         Reporting Requirements......................................  42
         Preemptive, Voting and Liquidation Rights...................  42
         Mergers, Consolidations and Sales of Assets.................  42
         Dissenters' Rights..........................................  43
         Distributions...............................................  43
         Liability...................................................  44
         Assessments.................................................  44
         Fiduciary Duties............................................  44
         Indemnification.............................................  44

                                                                        Page
                                                                        ----
       Management...................................................... 44
       Special Meetings................................................ 45
       Right to Compel Dissolution..................................... 45
       Continuity of Existence......................................... 45
       Right to List of Holders and Inspection of Books and Records.... 45
       Fair Price Requirements......................................... 46
       Dividends....................................................... 46
       Accounting Treatment............................................ 47
       Resales of Colony Stock by Directors and Officers of Quitman.... 47
       Regulatory Approvals............................................ 47
       Rights of Dissenting Shareholders............................... 47
       Important Federal Income Tax Consequences of the Merger......... 49
       Consequences to Quitman's Shareholders.......................... 50
       Consequences to Quitman and Colony.............................. 51
       Dissenting Shareholders......................................... 51
       Backup Withholding.............................................. 51
    INFORMATION ABOUT COLONY BANKCORP, INC............................. 51
       Description of Securities....................................... 52
    INFORMATION ABOUT QUITMAN BANCORP, INC............................. 52
    LEGAL MATTERS...................................................... 52
    EXPERTS............................................................ 53
    OTHER MATTERS...................................................... 53
       Quitman Bancorp, Inc............................................ 53
    Appendix A  Agreement and Plan of Merger........................... A-1
    Appendix B  Georgia Dissenters' Rights Statute..................... B-1
    Appendix C  Opinion of Trident Securities.......................... C-1
    Appendix D  Annual Report on Form 10-KSB of Quitman Bancorp for the
                  year ended September 30, 2001........................ D-1
    Appendix E  Form 10-K of Colony Bankcorp for the
                  year ended December 31, 2000......................... E-1
    Appendix F  Form 10-Q of Colony Bankcorp for the
                  quarter ended September 30, 2001..................... F-1

                      WHERE YOU CAN FIND MORE INFORMATION

   Colony and Quitman are subject to the information requirements of the Securities Exchange Act of 1934, which means that Colony and Quitman are required to file reports, proxy statements, and other information, all of which are available at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements, and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

   Colony has filed a registration statement on Form S-4 to register the Colony common stock to be issued to the Quitman shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Colony in addition to being a proxy statement of Quitman for the special meeting of Quitman shareholders to be held on March 12, 2002. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   This document incorporates important business and financial information about Colony and Quitman which is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by Colony and Quitman under the Securities Exchange Act of 1934 are incorporated by reference into this proxy statement/prospectus:

    .  Colony's Forms 10-Q for the quarters ended March 31and June 30, 2001; and

    .  Colony's Form 8-K filed on October 23, 2001.

Documents incorporated by reference are available from Colony and Quitman without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Colony shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Terry
L. Hester, Executive Vice-President, 115 South Grant Street, Fitzgerald, Georgia 31750, (478) 426-6002. Quitman shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Peggy L. Forgione, Vice-President and Controller, 602 East Screven Street, Quitman, Georgia, 31643, (229) 263-7538.
If you would like to request documents, please do so by February       , 2002
to receive them before the shareholders' meetings.

   A copy of Colony's Form 10-K for the year ended December 31, 2000 and of its Form 10-Q for the quarter ended September 30, 2001, and a copy of Quitman's Annual Report on Form 10-KSB for the year ended September 30, 2001 accompany this proxy statement/prospectus.

   All information concerning Colony and its subsidiaries has been furnished by Colony, and all information concerning Quitman and its subsidiaries has been furnished by Quitman. You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in making your decision to vote on the merger. We have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus.

   This proxy statement/prospectus is dated February 11, 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Colony common stock in the merger shall create any implication to the contrary.

   This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Colony or Quitman since the date hereof, or that the information herein is correct as of any time subsequent to its date.

                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   Some of the statements made in this proxy statement/prospectus (and in other documents to which we refer) are "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," and similar expressions generally identify forward-looking statements. These statements are based on the beliefs, assumptions, and expectations of Colony's and Quitman's management, and on information currently available to those members of management. They are expressions of historical fact, not guarantees of future performance. Forward-looking statements include information concerning possible or assumed future results of operations of Colony after the proposed merger. Forward-looking statements involve risks, uncertainties, and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

    . economic conditions (both generally, and more specifically in the markets where Colony and Quitman operate);

    . competition from other companies that provide financial services similar to those offered by Colony and Quitman;

    .  government regulation and legislation;

    .  changes in interest rates;

    . unexpected changes in the financial stability and liquidity of Colony's and Quitman's credit customers;

    . combining the businesses of Colony and Quitman may cost more or take longer than we expect;

    . integrating the businesses and technologies of Colony and Quitman may be more difficult than we expect;

    . retaining key personnel of Colony and Quitman may be more difficult than we expect;

    . revenues of the combined entity following the merger may be lower than we expect, and the operating costs of the combined entity may be higher than we expect;

    . expected cost savings resulting from the merger may not be fully realized, or may not be realized as soon as expected; and

    . technological changes may increase competitive pressures and increase our costs.

We believe these forward-looking statements are reasonable. You should not, however, place undue reliance on these forward-looking statements, because the future results and shareholder values of Colony following completion of the merger may differ materially from those expressed or implied by these forward-looking statements.

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are we proposing that Quitman be acquired by Colony?

    A: We believe that the proposed acquisition of Quitman by Colony will provide our shareholders with substantial benefits and will enable us to better serve our customers. Our products and markets generally are complementary. The combined company should be in a better position to take advantage of opportunities within our market. To review the reasons for the merger in more detail, see "Quitman's Reasons for the Merger and Recommendation" at pages 28-29.

Q:  What do I need to do now?

    A: Carefully read this document and its appendices, then indicate on your proxy card how you want to vote, and sign, date and return it as soon as possible. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the merger.

    You may attend the special shareholders' meeting and vote your shares in person rather than completing and returning your proxy card. If you do complete and return your proxy card, you may revoke it at any time prior to the vote at the shareholders' meeting.

       The board of directors of Quitman has unanimously voted to recommend that you vote in favor of the merger proposal.

Q:   My shares are held in my broker's name. How do I go about voting?

    A: Copies of this proxy statement/prospectus have been sent to your broker, who must forward one to you. The broker will request instructions from you as to how you want your shares to be voted, and the broker will vote your shares according to your instructions. Your broker cannot vote your shares without your instructions.

Q:   Please explain the exchange ratio in the transaction.

    A: The aggregate merger price will consist of cash in the amount of $2,372,884.00 and 367,156 shares of Colony's common stock. The holder of each share of Quitman common stock and of each option equivalent share will receive a pro rata share of the cash and shares to be received by Quitman shareholders, based on the number of shares or option equivalent shares owned by such shareholders as of the option date. The precise ratio will depend on the number of shares of Quitman which are the subject of outstanding options as of the date of the merger. All options to purchase shares of Quitman common stock which are outstanding and unexercised immediately prior to the merger will be cancelled; instead, the holders of such options will be entitled to receive a portion of the cash and shares of Colony to be issued, based on the number of shares which are subject to those options multiplied by the difference between the offer price of $12.61 per share and the option price of $6.83 per share. The manner in which the option equivalent shares has been calculated is attached as Exhibit "A" to the Agreement and Plan of Merger attached hereto as Appendix "A." It is believed that on the date of the merger Quitman will have issued and outstanding 507,262 common shares and 30,300.6431 option equivalent shares, which would entitle Quitman shareholders to receive $4.41 cash and .683 shares of Colony common stock for each share of Quitman common stock or option equivalent share owned. Colony will not issue fractional shares. Quitman shareholders who would otherwise be entitled to receive a fractional share of Colony's common stock will instead receive cash in an amount equal to such fractional shares multiplied by $12.00.

Q:   Will Colony pay dividends to shareholders?

    A: After the merger, Colony anticipates paying dividends at the current quarterly rate of $.06 per share. However, the directors of Colony will use their discretion to decide whether to declare dividends and the amount of any dividends.

Q:   What are the tax consequences to Quitman's shareholders?

    A: Generally, the exchange of shares by Quitman shareholders for shares of Colony common stock will be tax-free to Quitman's shareholders for federal income tax purposes, except for taxes on cash received for fractional shares. The cash received by Quitman's shareholders will be taxable to the extent of any gain realized. Please see "Important Federal Income Tax Consequences of the Merger" beginning on page 49 for a description of certain federal income tax consequences of the merger.

Q:   What will happen if I don't send in my proxy card?

    A: If you don't send in your proxy card, your shares will not be voted unless you attend the special shareholders' meeting and vote in person. If a significant number of shareholders do not return their proxy cards, there may not be enough shares represented at the special shareholders' meeting to approve the merger even if all those present are in favor of approval. In that case, the merger could not take place at that time. The failure to return your proxy card or vote in person at the special shareholders' meeting will have the same effect as a vote against the merger.

Q:   Should I send in my stock certificates now?

    A: No. After the merger is completed, we will send all Quitman shareholders written instructions for exchanging their share certificates.

Q:   If I lost my Quitman stock certificate, can I still get my new stock?

    A: Yes. However, you will have to provide a paid surety bond that will protect Colony against a loss in the event someone finds or has your lost certificate and is able to transfer it. To avoid having to pay for a surety bond, you should do everything you can to find your Quitman certificate before the time comes to send it in.

Q:   When do you expect to complete the merger?

    A: We are working toward completing the merger as quickly as possible. In addition to Quitman shareholder approval, we must also obtain regulatory approvals. We hope the merger will be completed as soon as practicable following the Quitman special meeting of shareholders.

Q:   Who should I call with questions about the merger?

    A: You should call Terry Hester at Colony at (229) 426-6002 or Peggy L.
       Forgione at Quitman at (229) 263-7538 if you have any questions.

                        SUMMARY OF TERMS OF THE MERGER

   This summary highlights selected information from this proxy statement/prospectus regarding the proposed merger. This summary may not contain all of the information that is important to you as you consider the proposed merger and related matters. For a more complete description of the terms of the proposed merger, you should carefully read the entire proxy statement/prospectus, and the related documents to which it refers. The Agreement and Plan of Merger, which is the legal document that governs the proposed merger, is incorporated by reference into this document, and is attached as Appendix A.

   In addition, the sections entitled "Where You Can Find More Information," on page 1, and "Incorporation of Certain Documents By Reference," on page 1, contain references to additional sources of information about Colony and Quitman. Additional information about Colony and Quitman is also contained in Colony's Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended September 30, 2001, and Quitman's Form 10-KSB for the year ended September 30, 2001, copies of which are attached to this proxy statement/prospectus.

The Companies (see pages 51-52)

Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
(229) 426-6000

   Colony is a multi-bank holding company based in Fitzgerald, Georgia. We own all of the outstanding capital stock of six subsidiary banks: Colony Bank of Fitzgerald, Colony Bank Ashburn, Colony Bank Wilcox, Colony Bank of Dodge County, Colony Bank Worth, and Colony Bank Southeast. Colony also owns Colony Management Services, Inc., which provides support services to each subsidiary bank, including data processing. As of September 30, 2001, Colony had total consolidated assets of approximately $590 million.

   Colony Bank of Fitzgerald conducts operations from three full-service branches in Ben Hill and Houston Counties, Georgia. Colony Bank Ashburn conducts operations through five full-service branches in Turner, Lee and Crisp Counties. Colony Bank Wilcox conducts operations through two full-service branches in Wilcox County, Georgia. Colony Bank of Dodge County conducts operations through three full-service locations in Dodge and Treutlen Counties. Colony Bank Worth conducts operations through three full-service branches in Worth, Colquitt and Tift Counties. Colony Bank Southeast conducts operations through three full-service branches in Coffee County, Georgia. All six banks engage in commercial and retail banking. Colony, through its subsidiary banks, is engaged in a full range of traditional banking, mortgage banking, investment and insurance services to individual and corporate customers through its nineteen locations.

Quitman Bancorp, Inc.
602 East Screven Street
Quitman, Georgia 31643
(229) 263-7538

   Quitman is a unitary savings and loan holding company, the parent company of Quitman Federal Savings Bank. All of our activities are conducted through Quitman Federal Savings Bank, a federally chartered stock savings bank headquartered in Quitman, Georgia. The bank invests primarily in loans secured by one-to-four family residential real estate, but also originates consumer, commercial and construction loans. As of September 30, 2001, we had total consolidated assets of approximately $64.8 million.

The Terms of the Merger (see page 36)

   If the merger is approved, Quitman will be merged with and into Colony. Colony will be the surviving company, and Quitman Federal Savings Bank will become a subsidiary of Colony. As a result of the merger, if you are a Quitman shareholder, you will receive a proportionate share of the merger consideration consisting of cash in the amount of $2,372,884.00 and 367,156 shares of Colony common stock. All of Quitman's outstanding stock options will be converted as of the date of the merger into the right to receive a proportionate share of the aggregate merger consideration that each option holder would have received had the holder converted all of his or her outstanding options into shares of Quitman common stock on a cashless basis and then participated in the merger with the other Quitman shareholders. It is estimated that each Quitman shareholder will receive $4.41 cash and .683 shares of Colony common stock for each share or option equivalent share of Quitman common stock.

   No fractional shares will be issued. Instead, persons who would have been entitled to receive fractional shares will instead receive cash equal to that fractional share interest multiplied by $12.00.

   Following the merger, Quitman's existing shareholders will own approximately 7.96% of the total outstanding shares of Colony common stock.

The Reasons Management of Both Companies Support the Merger (see pages 27-29)

   The Boards of Directors of Quitman and Colony support the merger and believe that it is in the best interests of both companies, and their respective shareholders. The Board of Directors of Quitman believes the merger will permit Quitman shareholders to have an equity interest in a resulting financial institution that has greater financial resources and a larger shareholder base, which may increase liquidity and marketability of the combined entity's capital stock. Both Boards of Directors also believe that the terms of the merger are fair and equitable. In addition, both Boards of Directors believe that following the merger, the size of the combined organization, which would have had approximately $653 million in consolidated assets as of September 30, 2001, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages of community-oriented banks. The Board of Directors of Colony believes that Quitman provides Colony with an expansion opportunity into an attractive new market area.

Shareholders' Meeting (see page 41)

   The special meeting of shareholders of Quitman will be held on Tuesday, March 12, 2002, at 4:30 p.m., at the offices of Quitman, at 602 East Screven Street, Quitman, Georgia, for the purpose of voting on approval of the merger agreement.

Record Date (see page 41)

   You are entitled to vote at the special meeting of shareholders if you owned shares of Quitman common stock on February 5, 2002.

Vote Required (see page 41)

   Approval by holders of a majority of the Quitman common stock outstanding on February 5, 2002, is required to approve the merger agreement. Approval by holders of Colony common stock is not required.

   As of February 5, 2002, 507,262 shares of Quitman common stock were issued and outstanding. There are 132,070 shares, or 23.4%, of Quitman common stock beneficially owned by its directors, executive officers, and their affiliates, all of which are entitled to vote on the issuance of stock pursuant to the merger. All of the directors of Quitman have agreed to vote their shares in favor of the merger.

Fairness Opinion to Shareholders of Quitman (see page 29)

   Trident Securities has given an opinion to Quitman's board of directors that, as of the date of the mailing of this proxy statement/prospectus, the consideration to be paid in the merger to Quitman shareholders was fair, from a financial point of view, to Quitman shareholders. This opinion is attached as Appendix "C" to this proxy statement/prospectus.

Conditions, Termination, and Effective Date (see pages 36 and 39)

   The merger will not occur unless certain conditions are met, and either Colony or Quitman can terminate the merger agreement if specified events occur or fail to occur. The merger must be approved or consented to by the Quitman shareholders, the Board of Governors of the Federal Reserve System, the Department of Banking and Finance of the State of Georgia, and the Office of Thrift Supervision. The merger also will not occur unless the shares of Colony common stock to be issued in the merger have been approved for listing on the Nasdaq National Market.

   The closing of the merger will occur after the merger agreement is approved by Quitman shareholders and after the Articles of Merger are filed as required under Georgia law.

Rights of Dissenting Shareholders (see page 43)

   If you are a holder of Quitman common stock, you are entitled to dissent from the merger and to demand payment of the "fair value" of your Quitman common stock in cash if you follow certain statutory provisions regarding the rights of dissenting shareholders under Article 13 of the Georgia Business Corporation Code.

Federal Income Tax Consequences (see page 50)

   Quitman shareholders will not recognize gain or loss for federal income tax purposes on the receipt of shares of Colony common stock they receive in the merger in exchange for shares of Quitman stock surrendered. Quitman shareholders will, however, recognize any gain realized for federal income tax purposes on the receipt of cash in exchange for shares of Quitman stock surrendered and in lieu of any fractional shares. Colony's attorneys will issue a legal opinion to this effect. In addition, Quitman shareholders who properly exercise their right to dissent from the merger will generally be taxed on the cash that they receive in excess of the adjusted basis in their Quitman common stock. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to fully understand how the merger will affect you.

Accounting Treatment (see page 47)

   We expect to account for the merger as a "purchase" transaction under generally accepted accounting principles.

Markets for Capital Stock (see page 14)

   Colony's common stock began trading on the Nasdaq National Market on April 2, 1998 under the symbol "CBAN." The following table sets forth the high and low sale prices per share of Colony common stock on the Nasdaq National Market for the indicated periods:

                               2000       High   Low
                               ----      ------ ------
                          First Quarter  $14.50 $10.50
                          Second Quarter $12.50 $ 7.94
                          Third Quarter  $11.63 $ 9.50
                          Fourth Quarter $11.75 $ 9.38

                               2001       High   Low
                               ----      ------ ------
                          First Quarter  $13.00 $10.44
                          Second Quarter $12.75 $10.55
                          Third Quarter  $12.50 $ 9.51
                          Fourth Quarter $13.40 $11.50

   Quitman's common stock is not traded on an established public trading market, but began trading on the over-the-counter Bulletin Board in April 1998 under the symbol "QTMB." The following table sets forth the high and low bid quotations per share of Quitman common stock on the over-the-counter Bulletin Board for the indicated periods:

                               1999       High   Low
                               ----      ------ ------
                          Fourth Quarter $10.62 $ 9.25


                               2000       High   Low
                               ----      ------ ------
                          First Quarter  $10.11 $ 9.50
                          Second Quarter $10.50 $ 8.00
                          Third Quarter  $ 9.06 $ 8.75
                          Fourth Quarter $ 9.94 $ 8.87


                               2001       High   Low
                               ----      ------ ------
                          First Quarter  $ 9.93 $ 7.75
                          Second Quarter $ 9.00 $ 8.00
                          Third Quarter  $13.00 $ 8.50
                          Fourth Quarter $12.75 $10.65

   The market value of each company's common stock as of October 22, 2001, the date immediately prior to the public announcement of the merger, was $13.25 per share for Colony and $11.25 per share for Quitman. The closing per share price of Colony's common stock as of January 24, 2002 was $13.25.

   As of January 24, 2002, the last reported trade of Quitman's common stock was on December 19, 2001 for $12.45 per share.

Dividends (see page 46)

   Colony declared a cash dividend of $.06 per share in each of the first three quarters of 2001, and paid aggregate cash dividends of $.19 per share in 2000, $.14 per share in 1999, and $0.12 per share in 1998. Colony intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by Colony's Board of Directors after consideration of earnings, capital requirements, and the financial condition of Colony, and will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to Colony is restricted by certain regulatory requirements.

   Quitman paid a per share cash dividend of $.20 per share for each of the fiscal years ended September 30, 2000 and 1999. On January 12, 2001 Quitman paid a special cash dividend of $2.92 per share. The merger agreement prohibits the payment of dividends by Quitman prior to the closing of the transaction.

There are Some Differences in Shareholders' Rights Between Quitman and Colony (see page 41)

   If you own shares of Quitman common stock, following the merger, your rights as shareholders will no longer be governed by Quitman's articles of incorporation and bylaws. Instead, you will automatically become Colony shareholders, and your rights as Colony shareholders will be governed by Colony's articles of incorporation and bylaws. Your rights as a Quitman shareholder and your rights as a Colony shareholder are different in certain ways. Specifically, the articles of incorporation of Quitman provide for staggered terms of directors; those of Colony do not. In addition, the articles of incorporation of Quitman adopt provisions of the Georgia Business Corporations Code regulating business combinations with interested shareholders; the articles of incorporation of Colony do not.

Interests of Directors and Officers of Quitman in the Merger (see page 34)

   In connection with the merger agreement, Colony has agreed that any employee of Quitman who is terminated involuntarily without just cause within 12 months following the merger will be entitled to receive payment for both accrued vacation time and continued payment of salary in effect as of the date of the merger through the remainder of the one-year period after the merger.

   Some of the directors and executive officers of Quitman have interests in the merger in addition to their interests as shareholders generally, including the following:

    . In connection with the merger agreement, Colony has agreed to provide generally to officers and employees of Quitman who continue employment with Colony or its subsidiaries employee benefits under employee benefit plans, on terms and conditions substantially similar to those currently provided to similarly situated Colony officers and employees

    . Colony has agreed as a condition to closing to execute employment agreements with Melvin E. Plair and Peggy Forgione.

    . Pursuant to the option plan and restricted stock plan, the vesting periods of all options to purchase the common stock of Quitman and granted shares of restricted stock of Quitman will be accelerated such that each outstanding option to purchase shares of Quitman common stock and granted shares of restricted stock of Quitman will be fully vested as of the effective time of the merger. Officers and directors of Quitman hold options and restricted stock that will be subject to such treatment.

    . Colony intends to maintain the current board of directors of Quitman Federal Savings Bank and provide substantially similar board fees to those directors for at least three years following the merger.

    . Colony will continue the executive and director indexed salary continuation plans and related life insurance endorsement method split dollar plan agreements until all benefits have been paid. These plans and agreements will benefit all of the Quitman directors, including Mr. Plair as well as Ms. Forgione.

    . Following the merger, Colony will generally indemnify and provide liability insurance to the present directors and officers of Quitman, subject to certain exceptions.

    . Quitmans 401(k) and Employee Stock Ownership Plan and Trust will be terminated and the proceeds distributed to participants in accordance with the terms of the plans. Officers who participate in the plans will receive funds accordingly.

                                 RISK FACTORS

Risks Related to the Merger

The merger consideration is fixed despite a change in Colony's stock price.

   Each share of Quitman common stock owned by you or subject to options held by you will be converted into the right to receive a pro-rata share of cash and shares of Colony common stock based on a formula that fixes the aggregate merger consideration of $2,372,884.00 in cash and 367,156 shares of Colony common stock. If the price of the Colony common stock falls, the value of the Colony common stock you will receive in the merger will also fall. The price of Colony common stock prior to the consummation of the merger may vary from its price at the date of this proxy statement/prospectus and at the date of Quitman's special shareholders' meeting. Such variations in the price of Colony common stock may result from changes in the business, operations or prospects of Colony, regulatory considerations, general market and economic conditions and other factors. At the time of Quitman's special shareholders' meeting, you will not know the exact value of the consideration you will receive when the merger is completed.

There is a risk that Colony will be unable to successfully integrate Quitman and other acquired businesses or may have more trouble integrating acquired businesses than expected.

   There is a risk that Colony will be unable to maintain key customers and personnel of Quitman and that the conversion of its systems and procedures to Colony's systems and procedures may not be possible or completed on schedule or may be more difficult and costly than expected, which could cause the acquired operations to perform below expectations. Maintaining an acquired institution's key customers and personnel and converting its systems and procedures to Colony's systems and procedures are important parts of Colony's acquisition program. Prior to acquiring an institution, Colony frequently estimates that it will be able to maintain most of the institution's key customers and personnel and convert its systems and procedures. There is a risk that integrating Quitman may take more resources than Colony expects.

Risks Related to Colony and Quitman

Changes in Colony's allowance for loan losses could affect Colony's profitability.

   In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Colony's management maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon these factors, management makes various assumptions and judgments about the ultimate chance of collection of Colony's loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate chance of being collected is considered questionable. Because certain lending activities involve greater risks, the percentage applied to specific loan types may vary.

   As of September 30, 2001, Colony's allowance for loan losses was approximately $6.1 million, which represented 1.34% of the total amount of loans. As of September 30, 2001, non-performing loans were approximately $8.5 million and total non-performing assets were approximately $9.8 million. The allowance for loan losses provides coverage of 71.92% of total non-performing loans and 61.88% of total non-performing assets. Colony actively manages its non-performing loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate loan loss allowance. Although management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to Colony's non-performing or performing loans. Material additions to Colony's allowance for loan losses would result in a decrease in Colony's net income and, possibly, its capital and could result in its inability to pay dividends, among other adverse consequences.

The trading volume in Colony stock has been low.

   The trading volume in Colony stock on The Nasdaq National Market has been relatively low when compared with larger companies listed on The Nasdaq National Market or the stock exchanges. We cannot say with any certainty that a more active and liquid trading market for Colony stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

Changes in interest rates could have an adverse effect on Colony's income.

   The combined company's profitability depends to a large extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Colony's net interest income will be adversely affected if market interest rates change such that the interest the combined company has to pay on deposits and borrowings increases faster than the interest we earn on loans and investments. See "Supervision and Regulation--Monetary Policy" at page E-19.

Competition in the banking industry is intense.

   Competition in the banking and financial services industry is intense. In their primary market areas, Colony's subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Colony's subsidiary banks and may offer certain services that Colony's subsidiary banks do not or cannot provide. The profitability of Colony depends upon its subsidiary banks' continued ability to compete in their market areas.

Success of Colony depends upon local economic conditions.

   Colony's success is dependent to a certain extent upon the general economic conditions in the geographic markets served by Colony's subsidiary banks, primarily including south central and southeastern Georgia, and the immediate surrounding areas. Although Colony expects that economic conditions will continue to improve in these market areas, Colony cannot assure you that favorable economic development will occur or that Colony's expectation of corresponding growth will be achieved. Adverse changes in the geographic markets that Colony's subsidiary banks serve would likely impair their ability to collect loans and could otherwise have a negative effect on the financial condition of Colony. Examples of potential unfavorable changes in economic conditions which could affect south central and southwestern Georgia, include among other things, the adverse effects of weather on agricultural production and a substantial decline in agricultural commodity prices.

Colony and its subsidiary banks operate in a regulated environment.

   Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal and state regulatory agencies. Colony is subject to The Bank Holding Company Act of 1956 and to regulation and supervision by the Federal Reserve. Colony's subsidiary banks are also subject to the regulation and supervision of the Federal Deposit Insurance Corporation (or the "FDIC") and the Georgia Department of Banking and Finance. Quitman is subject to the regulation and supervision of the office of Thrift Supervision. Federal and state laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in control of bank holding companies and the maintenance of adequate capital for the general business operations and financial condition of Colony's subsidiary banks, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve also possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner by which Colony and its subsidiary banks may conduct their businesses and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of Colony's subsidiary banks to attract deposits and make loans.

Colony is affected by recent bank reform legislation.

   In November 1999, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 was enacted. The Gramm-Leach-Bliley Act is intended to modernize the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Since the Gramm-Leach-Bliley Act now permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in the establishment and proliferation in Colony's market areas of a number of larger financial institutions and other corporations that offer a wider variety of financial services than Colony currently offers and that can aggressively compete in the markets Colony currently serves, which could hurt Colony's profitability.

Colony is heavily dependent on its president and chief executive officer.

   The continued success of Colony is dependent in large part upon the services of J. Dan Minix, President and Chief Executive Officer of Colony. If the services of Mr. Minix were to become unavailable for any reason, the operation of Colony could be adversely affected. The successful development of Colony's business will depend, in part, on its ability to attract and retain qualified officers and employees, including a successor to Mr. Minix.

Colony directors and executive officers own a significant portion of the colony stock.

   Colony's directors and executive officers, as a group, beneficially owned approximately 35.59% of the outstanding Colony common stock as of January 23, 2002. There are no agreements or understandings between or among any of Colony's directors or executive officers to vote their Colony common stock. As a result of their ownership, however, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to Colony's shareholders for approval, including the election of directors.

Future sales of Colony stock can affect its price.

   Colony cannot predict the effect, if any, that future sales of outstanding Colony common stock or the availability of Colony common stock for sale will have on its market price from time to time. Sales of substantial amounts of Colony common stock in the public market following the merger, or the perception that such sales could occur, could adversely affect prevailing market prices of Colony common stock.

Colony's quarterly operating results may fluctuate.

   Colony's quarterly operating results have varied in the past and are expected to do so in the future. As changes occur in outside market forces, such as the weather, the general economy and the agricultural industry in the southeastern United States, the regulation of banks and the financial services industry and other similar forces, Colony's future quarterly operating results may vary significantly. In response to competitive pressures or new product or service introductions, Colony may take certain pricing or marketing actions that could adversely affect Colony's quarterly operating results. Colony's expense levels are based, in part, on Colony's expectations as to margins and fee revenues from its subsidiary banks' customers. If such margins and fees are below expectations, then Colony may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected shortfall. In future quarters, Colony's operating results may be below the expectations of public market analysts and investors. In such event, the price of Colony common stock would likely fall.

Recent terrorist attacks in the United States have affected the stock market and the general economy and could negatively affect Colony's income.

   On September 11, 2001, the World Trade Center in New York was destroyed, the Pentagon outside Washington, D.C. was damaged and a jetliner crashed in central Pennsylvania as a result of terrorist attacks. Following these attacks, stock prices declined in general, and questions were raised concerning the impact that the terrorist attacks and the United States' response would have on the national economy. These uncertainties have contributed to the existing slowdown in the economic activity in the United States. Continuing weakness in the economy could decrease demand for Colony's products, increase delinquencies in payments and otherwise have an adverse impact on Colony's business.

                       COMPARATIVE SHARE DATA REGARDING
                              COLONY AND QUITMAN

   The following table sets forth certain unaudited comparative per share data relating to shareholders' equity (book value) per common share, cash dividends declared per common share and income from continuing operations per common share. This information is presented : (i) on a historical basis for Colony and Quitman, (ii) on a pro forma combined basis per share of Colony stock to reflect completion of the acquisition, and (iii) on an equivalent pro forma basis per share of Quitman stock to reflect completion of the acquisition, assuming it was effective for the periods presented. The pro forma information has been prepared giving effect to the acquisition using the purchase accounting method. The following equivalent per share data assumes an exchange ratio equivalent of 1.11 shares of Colony stock for each share of Quitman stock. The Quitman information listed as "equivalent pro forma" was computed by multiplying the Colony pro forma combined amounts by an assumed exchange ratio of 1.11. This information should be read in conjunction with both of the historical financial statements and related notes. The pro forma information should not be relied upon as being indicative of the historical results that would have resulted if Colony and Quitman had actually been combined.

                                                               For the Year Ended
                              For the Nine Months Ended December 31, 2000 for Colony and
                                 September 30, 2001      September 30, 2000 for Quitman
                              ------------------------- --------------------------------
Basic net income per share:
Colony, historical...........          $0.82                         $1.02
Colony, pro forma combined...           0.81                          1.00
Quitman, historical..........           0.54                          0.59
Quitman equivalent pro forma.           0.90                          1.11
Diluted net income per share:
Colony, historical...........           0.82                          1.02
Colony, pro forma combined...           0.81                          1.00
Quitman, historical..........           0.52                          0.59
Quitman, equivalent pro forma           0.90                          1.11
Cash dividends per share:
Colony, historical...........           0.18                          0.19
Colony, pro forma combined...           0.18                          0.19
Quitman, historical..........           2.19                          0.22
Quitman, equivalent pro forma           0.20                          0.21

                              As of September 30, 2001
                              ------------------------
Book value per share:
Colony, historical...........          $10.05
Colony, pro forma combined...           10.20
Quitman, historical..........           13.13
Quitman, equivalent pro forma           11.22

--------
(a) Quitman paid a one-time cash dividend of $2.92 per share in January, 2000. Such dividend has been allocated pro rata.
(b) Quitman equivalent pro forma per share data are calculated by multiplying the exchange ratio of 1.11 by Colony pro forma combined per share amounts. The exchange ratio is computed by converting cash paid into Colony stock and adding the resultant shares to the shares issued for the acquisition. The conversion price used was $12 per share.
(c) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of the period.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed financial statements give effect to the business combination as contemplated herein. The transaction is recorded under the "purchase" method of accounting. These pro forma financial statements are presented for illustrative purposes only and, therefore, are not necessarily indicative of the operating results and financial position that might have been achieved had the combination occurred as of an earlier date, nor are they necessarily indicative of the operating results and financial position which may occur in the future.

   The pro forma condensed balance sheet as of September 30, 2001 gives effect to the combination as though the transaction had been consummated on that date. Pro forma condensed statements of income for the nine-month period ended September 30, 2001 and for the fiscal year ended December 31, 2000 give effect to the combination as though the transaction had occurred at the beginning of the periods presented. Certain pro forma adjustments to the pro forma condensed balance sheet have been made to give effect to the issuance of additional shares of common stock and to anticipated transaction costs as of September 30, 2001. Certain pro forma adjustments for depreciation and income taxes have been made in the pro forma income statement to give effect to fair value adjustments of bank premises.

   The pro forma condensed financial statements are derived from the historical financial statements of Colony Bankcorp, Inc. and Subsidiaries and Quitman Bancorp, Inc. and Subsidiary as of September 30, 2001 and for the nine-month period ended September 30, 2001 and for the fiscal years ended December 31, 2000 and September 30, 2000 and should be read in conjunction with Colony's and Quitman's historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation's" incorporated by reference or contained elsewhere in the Prospectus.

                             Colony Bankcorp, Inc.

 Pro Forma Combined Condensed Balance Sheet at September 30, 2001 (unaudited)


                                                         Actual        Pro Forma Adjustments
                                                   ----------------    --------------------- Pro Forma
                                                    Colony  Quitman     debit        credit  Combined
                                                   -------- -------     ------      -------  ---------
ASSETS                                                           (Dollars in Thousands)
Cash and Balances Due from Depository Institutions $ 17,989 $ 1,937(a)   $  397(b)  $ 2,773  $ 17,550
Federal Funds Sold................................ $ 18,801 $   100                          $ 18,901
Investment Securities............................. $ 76,544 $ 6,682                          $ 83,226
Loans, net........................................ $448,368 $52,536                          $500,904
Premises and Equipment ,net....................... $ 14,797 $ 1,401(b)   $  122              $ 16,320
Goodwill.......................................... $    470                                  $    470
Other Assets...................................... $ 13,806 $ 2,170                          $ 15,976
                                                   -------- -------     ------      -------  --------
TOTAL ASSETS...................................... $590,775 $64,826      $  519     $ 2,773  $653,347
                                                   ======== =======     ======      =======  ========
LIABILITIES
Deposits.......................................... $499,340 $55,458                          $554,798
Borrowed Money.................................... $ 42,692 $ 2,000                          $ 44,692
Other Liabilities................................. $  4,046 $   708                          $  4,754
                                                   -------- -------     ------      -------  --------
TOTAL LIABILITIES................................. $546,078 $58,166      $   --     $    --  $604,244
                                                   ======== =======     ======      =======  ========
STOCKHOLDERS' EQUITY
Common Stock...................................... $  4,377 $    66(b)   $   66(b)  $   367  $  4,744
Paid in Capital................................... $ 21,650 $ 5,410(b)   $5,410(b)  $ 4,039  $ 25,689
Retained Earnings................................. $ 17,278 $ 3,186(b)   $3,186              $ 17,278
Accumulated Other Comprehensive Income............ $  1,392 $   114(b)   $  114              $  1,392
Treasury Stock....................................          $(1,719)            (b) $ 1,719  $     --
Receivable from ESOP..............................          $  (397)            (b) $   397  $     --
                                                   -------- -------     ------      -------  --------
TOTAL STOCKHOLDERS' EQUITY........................ $ 44,697 $ 6,660      $8,776     $ 6,522  $ 49,103
                                                   ======== =======     ======      =======  ========
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.......................................... $590,775 $64,826      $8,776     $ 6,522  $653,347


                    See accompanying notes and assumptions

                             COLONY BANKCORP, INC.

                 Pro Forma Combined Condensed Income Statement of Colony Bankcorp, Inc. for the Year Ended December 31, 2000
  and Quitman Bancorp, Inc. for the Year Ended September 30, 2000 (unaudited)

                                                               Pro Forma
                                               Actual         Adjustments
                                        -----------------    -------------- Pro Forma
                                          Colony   Quitman   debit   credit Combined
                                        ---------- -------   -----   ------ ----------
                                        (Dollars in Thousands, except per share data)
Interest Income........................ $   41,758 $5,212                   $   46,970
Interest Expense....................... $   22,265 $3,402                   $   25,667
                                        ---------- ------    -       -      ----------
Net Interest Income.................... $   19,493 $1,810                   $   21,303
Provision for Loan Losses.............. $    2,280 $   60                   $    2,340
                                        ---------- ------    -       -      ----------
Net Interest Income After Provision for
  Loan Losses.......................... $   17,213 $1,750                   $   18,963
Noninterest Income..................... $    3,491 $  279                   $    3,770
Noninterest Expense.................... $   14,004 $1,620(c) $  3           $   15,627
                                        ---------- ------    ----    -      ----------
Income before Income Taxes............. $    6,700 $  409                   $    7,109
Income Taxes........................... $    2,187 $  130        (c) $ (1)  $    2,316
                                        ---------- ------    ----    -----  ----------
Net Income............................. $    4,513 $  279    $  3    $ (1)  $    4,793
                                        ========== ======    ====    =====  ==========
Net Income per Share of Common Stock:
   Basic............................... $     1.02                          $     1.00
                                        ==========                          ==========
   Diluted............................. $     1.02                          $     1.00
                                        ==========                          ==========
Weighted Average Shares Outstanding....  4,439,014                           4,806,170
                                        ==========                          ==========


                    See accompanying notes and assumptions.

                             COLONY BANKCORP, INC.

                 Pro Forma Combined Condensed Income Statement of Colony Bankcorp, Inc. for the Nine Months Ended December 31, 2001
and Quitman Bancorp, Inc. for the Nine Months Ended September 30, 2001
                                  (unaudited)


                                               Actual        Pro Forma Adjustments
                                        -----------------    --------------------- Pro Forma
                                          Colony   Quitman    debit       credit   Combined
                                        ---------- -------   -----       -------   ----------
                                            (Dollars in Thousands, except per share data)
Interest Income........................ $   34,607 $3,947                          $   38,554
Interest Expense....................... $   19,624 $2,572                          $   22,196
                                        ---------- ------    ----        -------   ----------
Net Interest Income.................... $   14,983 $1,375                          $   16,358
Provision for Loan Losses.............. $    1,112 $   45                          $    1,157
                                        ---------- ------    ----        -------   ----------
Net Interest Income After Provision for
  Loan Losses.......................... $   13,871 $1,330                          $   15,201
Noninterest Income..................... $    3,024 $  232                          $    3,256
Noninterest Expense.................... $   11,377 $1,205(c) $  2                  $   12,584
                                        ---------- ------    ----        -------   ----------
Income before Income Taxes............. $    5,518 $  357                          $    5,875
Income Taxes........................... $    1,876 $  108        (c)    $   (1)    $    1,983
                                        ---------- ------    ----        -------   ----------
Net Income............................. $    3,642 $  249    $  2       $   (1)    $    3,892
                                        ========== ======    ====        =======   ==========
Net Income per Share of Common Stock:
   Basic............................... $     0.82                                 $     0.81
                                        ========== ======    ====        =======   ==========
   Diluted............................. $     0.82                                 $     0.81
                                        ========== ======    ====        =======   ==========
Weighted Average Shares Outstanding....  4,445,526                                  4,812,682
                                        ========== ======    ====        =======   ==========

                             COLONY BANKCORP, INC.

       Notes and Assumptions to Unaudited Pro Forma Financial Statements

   The accompanying pro forma financial statements have been prepared to give effect to the acquisition of Quitman Bancorp, Inc. as if such transaction had occurred as of the beginning of the periods presented for income statement information and as of the balance sheet date for balance sheet information.

(a) Represents payoff of Quitman's ESOP receivable.
(b) Represents the following adjustments to reflect consideration paid for the acquisition of
    Quitman Bancorp, Inc. The acquisition will be recorded as a purchase.
   Acquisition Costs (367,156 shares of Colony Bankcorp, Inc. common stock and cash of
    $2,372,884 plus transaction costs estimated to be $400,000)......................... $ 7,179
                                                                                         =======
   Allocation of Acquisition Costs:
   Assets Acquired:
   Cash and balances due from depository institutions................................... $ 2,334
   Federal funds sold...................................................................     100
   Investment securities................................................................   6,682
   Loans, net...........................................................................  52,536
   Premises and equipment, net..........................................................   1,523
   Other assets.........................................................................   2,170
                                                                                         -------
   TOTAL ASSETS ACQUIRED................................................................ $65,345
                                                                                         =======
   Liabilities Assumed:
   Deposits............................................................................. $55,458
   Other liabilities....................................................................   2,708
                                                                                         -------
   TOTAL LIABILITIES ASSUMED............................................................ $58,166
                                                                                         =======
   NET AMOUNT ALLOCATED................................................................. $ 7,179
                                                                                         =======
(c) Represents depreciation and related tax effects of increase in market value of bank premises.

                        SELECTED FINANCIAL INFORMATION

   The following selected financial data is derived from the consolidated financial statements of Colony Bankcorp, Inc. The data for the nine months ended September 30, 2001 and 2000 (which is unaudited) and for the years ended December 31, 1996 through 2000 is derived from financial statements which reflect, in the opinion of management, all normal recurring adjustments necessary to summarize fairly such information for such periods. The following data should be read in conjunction with Colony's consolidated financial statements and the related notes contained elsewhere in this proxy statement/prospectus.

                             COLONY BANKCORP, INC.

                            SELECTED FINANCIAL DATA

                                                 Nine Months Ended
                                                   September 30,             Year Ended December 31,
                                                 ----------------- --------------------------------------------
                                                   2001     2000     2000     1999     1998     1997     1996
                                                 -------- -------- -------- -------- -------- -------- --------
                                                         (Dollars in Thousands, except per share data)
Selected Balance Sheet Data:
   Total Assets................................. $590,775 $499,992 $519,903 $435,272 $381,348 $342,947 $319,540
   Total Loans..................................  446,941  373,074  388,003  315,435  252,864  234,288  206,863
   Total Deposits...............................  499,340  425,398  450,012  374,450  330,746  298,162  285,676
   Investment Securities........................   76,544   63,548   70,515   62,819   71,798   56,915   63,378
   Stockholders' Equity.........................   44,697   38,464   40,210   35,011   33,096   28,821   25,591
Selected Income Statement Data:
   Interest Income..............................   34,607   30,236   41,758   33,260   30,653   28,777   26,525
   Interest Expense.............................   19,624   15,903   22,265   17,114   15,521   13,992   13,158
                                                 -------- -------- -------- -------- -------- -------- --------
   Net Interest Income..........................   14,983   14,333   19,493   16,146   15,132   14,785   13,367
   Provision for Loan Losses....................    1,112    1,834    2,280    1,166    1,157    1,489    2,195
   Other Income.................................    3,024    2,575    3,491    3,119    2,659    2,528    2,649
   Other Expense................................   11,377   10,334   14,004   12,017   11,090   10,601    9,569
                                                 -------- -------- -------- -------- -------- -------- --------
   Income Before Tax............................    5,518    4,740    6,700    6,082    5,544    5,223    4,252
   Income Tax Expense...........................    1,876    1,543    2,187    1,902    1,692    1,605    1,319
                                                 -------- -------- -------- -------- -------- -------- --------
      Net Income................................   $3,642   $3,197   $4,513   $4,180   $3,852   $3,618   $2,933
                                                 ======== ======== ======== ======== ======== ======== ========
Per Share Data: (a)
   Net Income (Diluted).........................    $0.82    $0.72    $1.02    $0.94    $0.87    $0.83    $0.68
   Book Value...................................    10.05     8.66     9.06     7.89     7.48     6.63     5.89
   Tangible Book Value..........................     9.95     8.54     8.96     7.85     7.43     6.58     5.83
   Dividends....................................     0.18     0.13     0.19     .140     .115     .100     .090
Profitability Ratios:
   Net Income to Average Assets.................    0.87%    0.91%    0.95%    1.03%    1.09%    1.11%    0.97%
   Net Income to Average Stockholders' Equity...   11.44%   11.60%   12.12%   12.22%   12.22%   13.21%   12.04%
   Net Interest Margin..........................    3.90%    4.42%    4.38%    4.33%    4.66%    4.87%    4.74%
Loan Quality Ratios:
   Net Charge-Offs to Total Loans...............    0.15%    0.29%    0.34%    0.38%    0.40%    0.58%    0.88%
   Reserve for Loan Losses to Total Loans and
    OREO........................................    1.36%    1.46%    1.46%    1.48%    1.86%    1.94%    2.12%
   Nonperforming Assets to Total Loans and
    OREO........................................    2.20%    1.44%    1.53%    1.82%    2.50%    2.51%    3.85%
   Reserve for Loan Losses to Nonperforming
    Loans.......................................   71.92%  103.60%   95.35%   81.27%   74.55%   77.23%   54.88%
   Reserve for Loan Losses to Total
    Nonperforming Assets........................   61.88%  101.10%   90.06%   70.47%   65.21%   63.23%   40.75%
Liquidity Ratios:
   Loans to Total Deposits......................   89.51%   87.70%   86.22%   84.24%   76.45%   78.58%   72.41%
   Loans to Average Earning Assets..............   86.19%   85.14%   86.48%   83.37%   78.17%   77.16%   73.34%
   Noninterest-Bearing Deposits to Total
    Deposits....................................    7.38%    8.28%    8.59%    9.01%    8.83%    9.16%   10.05%
Capital Adequacy Ratios:
   Common Stockholders' Equity to Total Assets..    7.57%    7.69%    7.73%    8.04%    8.68%    8.40%    8.01%
   Total Stockholders' Equity to Total Assets...    7.57%    7.69%    7.73%    8.04%    8.68%    8.40%    8.01%
   Dividend Payout Ratio........................   21.95%   18.06%   18.70%   14.86%   13.24%   12.02%   13.60%

--------
(a) Per share data for all periods has been retroactively restated for a 50 percent stock split on July 1, 1997 and a 100 percent stock split on March 1, 1999. All stock splits were effected in the form of dividends.
(b) Interim period ratios are annualized.
(c) Nonperforming loans include nonaccrual loans, loans past due a minimum of 90 days and restructured loans.
(d) Nonperforming assets include nonperforming loans and other real estate owned (OREO)

                             COLONY BANKCORP, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

                                                                                        Accumulated
                                                                          Restricted       Other
                          Shares      Common     Paid-In    Retained    Stock-Unearned Comprehensive
                        Outstanding   Stock      Capital    Earnings     Compensation  Income (Loss)    Total
                        ----------- ---------- ----------- -----------  -------------- ------------- -----------
Balance, December 31,
 1999                    4,435,026  $4,435,026 $21,537,328 $10,766,844                  $(1,728,560) $35,010,638
   Common Stock
    Granted............      5,250       5,250      65,625                 $(70,875)                          --
   Amortization of
    Unearned
    Compensation.......                                                      17,719                       17,719
   Unrealized Gain on
    Securities.........                                                                     816,582      816,582
   Dividends Paid......                                       (577,235)                                 (577,235)
   Net income..........                                      3,196,752                                 3,196,752
                         ---------  ---------- ----------- -----------     --------     -----------  -----------
Balance, September 30,
 2000                    4,440,276  $4,440,276 $21,602,953 $13,386,361     $(53,156)    $  (911,978) $38,464,456
                         =========  ========== =========== ===========     ========     ===========  ===========
Balance, December 31,
 2000                    4,440,276  $4,440,276 $21,602,953 $14,436,056     $(47,250)    $  (221,902) $40,210,133
   Common Stock
    Granted............      5,250       5,250      47,250                  (52,500)                          --
   Amortization of
    Unearned
    Compensation.......                                                      30,844                       30,844
   Unrealized Gain on
    Securities.........                                                                   1,614,000    1,614,000
   Dividends Paid......                                       (800,196)                                 (800,196)
   Net Income..........                                      3,642,265                                 3,642,265
                         ---------  ---------- ----------- -----------     --------     -----------  -----------
Balance, September 30,
 2001                    4,445,526  $4,445,526 $21,650,203 $17,278,125     $(68,906)    $ 1,392,098  $44,697,046
                         =========  ========== =========== ===========     ========     ===========  ===========

                        SELECTED FINANCIAL INFORMATION

   The following financial data is derived from the consolidated financial statements of Quitman Bancorp, Inc. The data for the years ended September 30, 1997 through 2001 is derived from financial statements which reflect, in the opinion of management, all normal recurring adjustments necessary to summarize fairly such information for such periods. The following data should be read in conjunction with Quitman's consolidated financial statements and the related notes contained elsewhere in this registration statement.

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                            SELECTED FINANCIAL DATA

                                                               Year Ended September 30,
                                                     --------------------------------------------
                                                       2001     2000     1999     1998     1997
                                                     -------   -------  -------  -------  -------
                                                     (Dollars in Thousands, except per share data)
Selected Balance Sheet Data:
   Total Assets..................................... $64,826   $60,469  $52,842  $44,362  $39,134
   Total Loans......................................  52,536    49,052   41,121   36,397   33,326
   Total Deposits...................................  55,458    47,336   41,993   34,955   34,471
   Investment Securities............................   6,682     6,546    6,559    5,841    3,851
   Stockholder's Equity.............................   6,660     7,624    7,675    8,964    2,959
Selected Income Statement Data:
   Interest Income..................................   5,212     4,545    3,900    3,558    3,198
   Interest Expense.................................   3,402     2,753    2,204    2,104    1,978
                                                     -------   -------  -------  -------  -------
      Net Interest Income...........................   1,810     1,792    1,696    1,454    1,220
   Provision for Loan Losses........................      60        60       20       24      136
   Other Income.....................................     278       195      196       55       45
   Other Expense....................................   1,620     1,518    1,333    1,004      747
                                                     -------   -------  -------  -------  -------
   Income Before Tax................................     409       409      539      481      382
   Income Tax Expense...............................     130       136      191      178      119
                                                     -------   -------  -------  -------  -------
   Net Income....................................... $   279   $   273  $   348  $   303  $   263
                                                     =======   =======  =======  =======  =======
Per Share Data:
   Net Income (Diluted)............................. $  0.58   $  0.59  $  0.65  $  0.46  $  0.40
   Book Value.......................................   13.13     15.03    15.13    13.56     4.47
   Dividends........................................    2.92      0.20     0.22       --       --
Profitability Ratios:
   Net Income to Average Assets.....................    0.42%     0.52%    0.77%    0.75%    0.72%
   Net Income to Average Stockholder's Equity.......    3.49%     3.56%    4.19%    5.09%    9.34%
   Net Interest Margin..............................    2.69%     2.95%    3.03%    2.88%    2.99%
Loan Quality Ratios:
   Net Charge-Offs to Total Loans...................    0.10%     0.02%    0.00%    0.00%    0.00%
   Reserve for Loan Losses to Total Loans and OREO..    0.86%     0.89%    0.94%    1.02%    1.04%
Liquidity Ratios:
   Loans to Total Deposits..........................   94.73%   103.63%   97.92%  104.13%   96.68%
   Loans to Average Earning Assets..................   89.18%    93.24%   90.47%   90.28%   91.18%
   Noninterest-Bearing Deposits to Total Deposits...    1.86%     2.12%    1.52%    0.63%    0.00%
Capital Adequacy Ratios:
   Total Stockholders' Equity to Total Assets.......   10.27%    12.61%   14.52%   20.21%    7.56%

--------
(a) Interim period ratios are annualized.

                                Quitman Bancorp

                          12 months 3 months  9 months
                            ended    ended     ended
                          09/30/01  12/31/00  09/30/01
                          --------- --------- ---------
Interest Income.......... 5,212,500 1,264,905 3,947,595
Interest Expense......... 3,402,119   829,615 2,572,504
   Net Interest Income... 1,810,381   435,290 1,375,091
Provision for Loan Losses    60,000    15,000    45,000
Other Income.............   278,971    46,485   232,486
Other Expense............ 1,620,402   414,892 1,205,510
Income Before Tax........   408,950    51,883   357,067
Income Tax Expense.......   130,117    22,223   107,894
   Net Income............   278,833    29,660   249,173
Net Income (Diluted).....      0.58      0.06      0.52
Dividends................      2.92      2.92         0

                          12 months 3 months  9 months
                            ended    ended     ended
                          09/30/00  12/31/99  09/30/00
                          --------- --------- ---------
Interest Income.......... 4,544,938 1,058,874 3,486,064
Interest Expense......... 2,753,271   617,060 2,136,211
   Net Interest Income... 1,791,667   441,814 1,349,853
Provision for Loan Losses    60,154    15,000    45,154
Other Income.............   195,168    34,291   160,877
Other Expense............ 1,518,129   400,182 1,117,947
Income Before Tax........   408,552    60,923   347,629
Income Tax Expense.......   136,247    28,690   107,557
   Net Income............   272,305    32,233   240,072
Net Income (Diluted).....      0.59      0.07      0.52
Dividends................       .20         0       .20

                                                     Nine Months
                                                        Ended
                                                     September 30            Year ended September 30,
                                                     ------------ ----------------------------------------------
                                                         2001        2000        1999        1998        1997
                                                     ------------ ----------  ----------  ----------  ----------
Fed Funds Sold                                           100,000          --          --          --          --
Int-bearing Deposits-Banks..........................   1,144,567   1,064,984     261,896     203,462     548,158
Investment Securities(including FHLB stock).........   7,054,561   6,866,704   6,845,401   6,080,509   4,078,515
Total Assets........................................  64,826,487  60,468,933  52,842,149  44,361,744  39,134,254
Shares Outstanding..................................     507,262     507,262     507,262     661,250     661,250
Dividends Paid......................................   1,481,204     101,453     112,412          --          --
Net Income..........................................     249,173     272,305     348,299     303,537     262,799
Net Charge-Offs.....................................      50,670      10,698         900          --          --
Reserve for Loan Losses.............................     450,386     438,456     389,000     370,000     346,000
Total Loans.........................................  52,536,279  49,052,004  41,120,768  36,397,067  33,325,719
Total OREO..........................................     137,248          --     139,045          --      63,915
Nonperforming Loans.................................
Nonperforming Assets................................
Non-interest Bearing Deposits.......................   1,030,105   1,002,609     636,751     220,800          --
Total Deposits......................................  55,458,001  47,336,018  41,993,095  34,954,584  34,470,803
Advances from FHLB..................................   2,000,000   5,000,000   2,500,000          --   1,300,000
Stockholders' Equity................................   6,660,338   7,624,113   7,675,000   8,963,753   2,958,553
Interest Income.....................................   3,947,595   4,544,938   3,900,359   3,558,526   3,197,944
Interest Expense....................................   2,572,504   2,753,271   2,204,243   2,104,328   1,978,463
Net Interest Income.................................        8.93%       8.64%       8.58%       8.83%       8.75%
Net Interest Expense................................        6.25%       5.69%       5.55%       5.95%       5.76%
Per Share Data: (a)
   Net Income (Diluted).............................        0.52        0.59        0.65        0.46        0.40
   Book Value.......................................       13.13       15.03       15.13       13.56        4.47
   Dividends........................................        2.92        0.20        0.22          --          --
Profitability Ratios:
   Net Income to Average Assets.....................        0.42%       0.52%       0.77%       0.75%       0.72%
   Net Income to Average Stockholder's Equity.......        3.49%       3.56%       4.19%       5.09%       9.34%
   Net Interest Margin..............................        2.69%       2.95%       3.03%       2.88%       2.99%
Loan Quality Ratios:
   Net Charge-Offs to Total Loans...................        0.10%       0.02%       0.00%       0.00%       0.00%
   Reserve for Loan Losses to Total Loans and OREO..        0.86%       0.89%       0.94%       1.02%       1.04%
Liquidity Ratios:
   Loans to Total Deposits..........................       94.73%     103.63%      97.92%     104.13%      96.68%
   Loans to Average Earning Assets..................       89.18%      93.24%      90.47%      90.28%      91.18%
   Noninterest-Bearing Deposits to Total Deposits...        1.86%       2.12%       1.52%       0.63%       0.00%
Capital Adequacy Ratios:
   Total Stockholders' Equity to Total Assets.......       10.27%      12.61%      14.52%      20.21%       7.56%

                        DETAILS OF THE PROPOSED MERGER

Background of the Merger

   During the last several years, there has been a trend toward consolidation in the banking and thrift industries. This trend has been fueled by, among other things, recent national and state banking legislation and has enabled participants in business combinations to benefit from the economies of scale and greater efficiencies available to the combined entities. Financial institutions have increasingly sought suitable combinations as a means of obtaining such benefits.

   Since 1996, Colony has followed a strategic plan calling for growth and expansion to better leverage its investments and technology equipment and intellectual properties creating a larger company and simultaneously establishing Colony as a high quality organization within the industry. Growth goals have been accomplished primarily through establishment of de novo branches through the company's commercial bank charters while at the same time maintaining a calling program with various community banks designed to establish Colony as a partner of choice in future community bank mergers in south Georgia.

   The board of directors of Quitman was aware of the trend toward consolidation, but was extremely interested in the ability of Quitman to continue to tailor its services to serve the needs of the Quitman market. The Quitman board remained particularly interested in the ability of Quitman Federal Savings Bank, due to its knowledge of the local real estate market and its borrowers, to offer loans to local customers who might not qualify for a loan elsewhere. Originally chartered in 1936, Quitman Federal Savings Bank converted to stock form and formed Quitman Bancorp, Inc. as its holding company in 1998. The period subsequent to the conversion has been one of continued and substantial change in the banking industry, characterized by heightened regulatory scrutiny and intensifying competition and consolidation. Management of Quitman focused on these changes and sought to best position Quitman and its shareholders. Since completing its conversion to stock form, the Quitman board of directors has analyzed and revised its business plan and considered various means to better position Quitman Federal Savings Bank to enable it to compete more effectively and produce greater revenue. Techniques utilized by Quitman included annual cash dividends, a one-time $2.92 per share cash dividend in January 2001 that constituted a partial return of capital, share repurchases, enhancements to the retail franchise through the building of a new and significantly larger main office and consideration of the opening of a branch office in the Valdosta, Georgia area and, in an effort to offer products offered by its competitors, the installation of an ATM machine and the offering of checking accounts.

   In the spring of 2000, Colony's Chief Executive Officer contacted the Chief Executive Officer of Quitman for the purpose of introducing Colony and to indicate an interest in a possible merger with or acquisition of Quitman. Quitman's board of directors was informed of Colony's interest and of the discussion between the Chief Executive Officers of the two companies. The board did not respond to that contact by Colony, however, because Quitman was still concentrating on increasing income from operations in its new main office building in order to help offset the increased expenses that the office had generated following its opening in April, 1999.

   Subsequently, however, the board internally expressed interest in exploring additional options. Representatives of Quitman held informal discussions and meetings with representatives of two bank holding companies operating near the Quitman market to discuss a potential transaction, but no concrete terms were reached with either company as a result of those discussions. As a result of those discussions and meetings the management of Quitman decided there was not enough interest on the part of Quitman to pursue a transaction with those companies. However, it established a relationship with Colony through business transactions such as loan participations and the purchase of mortgages originated by Quitman. During the first quarter of 2001, Colony again expressed to Quitman a continued interest in a potential transaction with Quitman. In April, 2001, as part of Quitman's continuing efforts to enhance shareholder value, and as a result of its discussions with other bank holding companies, the Quitman board agreed that Quitman should formally engage a financial advisor who would provide advice regarding methods of enhancing shareholder value on a going forward basis, including a possible merger of Quitman. Trident Securities was retained to assist Quitman in that effort.

   Following the expression of interest by Colony and further discussions, the Quitman Board of Directors and representatives of Trident Securities met on April 18, 2001 with management of Colony and certain of its board members in Fitzgerald, Georgia to learn about Colony's operating structure and philosophy and its administrative relationship with all of its subsidiary banks. Following the meeting and after additional discussions, both parties agreed to continue the dialogue and in May, 2001 the parties signed a confidentiality agreement allowing for the exchange of financial information in order for Colony to submit a preliminary proposal to Quitman. The Quitman board was in particular attracted by Colony's history of acquiring other banks and allowing those banks to maintain their existing operations in a manner beneficial to the local community served by that bank.

   On June 26, 2001, the management of Colony met with its advisors, Demarest Strategy Group and McNair, McLemore, Middlebrooks & Co., LLP to discuss financial models which would result from a possible merger between Colony and Quitman. Over the next several days, management of Colony discussed the details of a possible merger with Quitman's advisors, and Colony thereafter proposed to pay Quitman shareholders $11.77 for each share of Quitman common stock, payable through a combination of cash (32%) and its common stock (68%). The board of Quitman then authorized Trident Securities to attempt to negotiate a more favorable price, and in response Colony, on August 9, 2001, increased its per share proposal to 0.683 shares of Colony common stock and $4.41 in cash for each share of Quitman common stock. At the time of the proposal, Colony's stock was trading at a price of $12.00 per share, indicating a value to Quitman shareholders of approximately $12.61 per share. Quitman's board accepted this offer and authorized its management and its advisors to negotiate a definitive merger agreement with Colony.

   Throughout the late summer and early fall of 2001, the two companies continued to exchange information pursuant to due diligence requests and the President of Quitman furnished the board regular updates of the discussions.

   A draft of the merger agreement was presented by Colony on or about September 7, 2001. The parties continued to conduct off-site due diligence and to negotiate the terms of the merger agreement, including the exchange ratio.

   On October 5, 2001, members of Quitman's due diligence team conducted an on-site due diligence review of Colony. Following the completion of its due diligence and extensive document negotiation, the board of directors of both Quitman and Colony met in their respective offices on October 22, 2001 to consider the terms of the definitive merger agreement. The terms of the Merger Agreement were discussed and reviewed in detail with counsel for Quitman, and Trident Securities gave a presentation to the Quitman board as to the fairness of the transaction to Quitman's stockholders from a financial point of view. The Quitman board on that date authorized the President of Quitman to sign the merger agreement, and on that same date the board of directors of Colony unanimously approved the definitive agreement.

Colony's Reasons for the Merger and Recommendation

   In reaching its conclusion that the Merger Agreement with Quitman was in the best interest of Colony and its shareholders, the Colony Board of Directors carefully considered the following material facts:

    . the financial condition, operating results, and credit quality of Quitman along with its leadership position in the community;

    . the financial terms of the merger compared to similar combinations with much upside potential;

    . the opportunity to extend the Colony franchise east and west along the U.S. 84 corridor and potentially into north Florida;

    . the ability to reduce noninterest expense in the operations of Quitman by utilizing programs in place at Colony; and

    . the compatibility of the community bank orientation and of the operating style of Quitman to that of Colony.

   In approving the transaction, Colony's board of directors did not specifically identify any one factor or group of factors as being more significant than any other in the decision making process, although individual directors may have given one or more factors more weight than others.

Quitman's Reasons for the Merger and Recommendation

   The terms of the Merger Agreement, including the cash consideration to be received by Quitman's stockholders, were the result of arm's length negotiations between the representatives of Quitman and Colony. In addition to the factors discussed in "Background of the Merger," the Board of Directors of Quitman considered the following short- and long-term factors as material in deciding to approve and recommend the terms of the Merger:

    . information regarding historical market prices and other information with respect to Colony common stock, and the financial performance and condition, assets, liabilities, business operations, capital levels, and prospects of each of Colony and Quitman and their potential future values as separate entities and on a combined basis;

    .  the current and prospective competitive environment facing Quitman;

    . the terms and conditions of the merger agreement, including the amount and nature of the consideration to be received by Quitman stockholders, and the termination fee and reimbursement of expenses to be paid by the defaulting party in the event of the termination of the merger agreement under certain circumstances;

    . the Quitman board's assessment of Quitman's strategic alternatives to the merger, including remaining an independent company and merging or consolidating with a company other than Quitman;

    .  national and local industry and economic conditions;

    . the Board's familiarity with and review of Quitman's business, financial condition, results of operations, management and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

    . the impact of the Merger on the depositors, employees, customers and communities served by Quitman through expanded commercial, consumer and retail banking products and services;

    . the value being offered to the Quitman shareholders in relation to the estimated market value, book value and earnings per share of Quitman's common stock;

    . the opinion of Quitman's financial advisor as to the fairness of the consideration to be received by the holders of Quitman Common Stock from a financial point of view;

    . the stock portion of the consideration would generally allow Quitman shareholders to exchange their Quitman stock on a tax-free basis with respect to the Colony stock received, as well as provide them with an equity interest in Colony going forward;

    . the fixed nature of the exchange ratio and the possibility that, if there is an increase in the market price of Colony common stock prior to completion of the merger, the value to be received by Quitman's stockholders would be increased;

 . the general structure of the transaction and the compatibility of management and business philosophy;

 . the likelihood of receiving the requisite regulatory approvals in a timely manner;

    . the ability of the combined enterprise to compete in relevant banking and non-banking markets; and

    . information regarding historical market prices and other information with respect to Colony common stock, and the financial performance and condition, assets, liabilities, business operations, capital levels, and prospects of each of Colony and Quitman and their potential future values as separate entities and on a combined basis.

   Quitman's board of directors also considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including the following:

    . the loss of control over the future operations of Quitman following the merger;

    . the fixed nature of the exchange ratio and the risk that, if there is a decrease in the market price of Colony common stock before the merger is completed, the value to be received by Quitman's stockholders would be reduced;

    . the fact that Quitman could be effectively precluded from entering into any potentially superior merger or other acquisition transaction with a third party because Colony demanded that voting agreements be executed by Quitman's executive officers and directors, thus effectively ensuring that 23.4% of the shareholders of Quitman would approve the merger, regardless of how other Quitman stockholders respond to the request to consent to the merger;

    . the inclusion in the merger agreement of a breakup provision, pursuant to which Quitman could be required to pay a termination fee of $200,000 related to the proposed merger in the event that the merger is not completed due to the receipt by Quitman of a takeover proposal; and

    . the other risks described in this proxy statement/ prospectus under "Risk Factors".

   The Quitman board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential benefits of the merger.

   In making its determination, the Board did not ascribe relative weights to the factors which it considered.

   The Board of Directors of Quitman believes that the Merger is in the best interest of Quitman and its shareholders. The Board of Directors unanimously recommends that the Quitman shareholders vote for the approval of the Merger Agreement.

Opinion of Financial Advisor to Quitman

   Merger--General. Pursuant to an engagement letter dated March 15, 2001 between Quitman and Trident Securities, Quitman retained Trident to act as its sole financial advisor in connection with a possible merger and related matters. As part of its engagement, Trident agreed, if requested by Quitman, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Quitman common stock, of the consideration as set forth in the Agreement. Trident is a nationally recognized specialist in the financial services industry, in general, and in Southeastern banks in particular. Trident is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Quitman selected Trident as its financial advisor based upon Trident's qualifications, expertise and reputation in such capacity.

   On October 22, 2001, Trident delivered its oral opinion that the consideration was fair to Quitman shareholders, from a financial point of view, as of the date of such opinion. Trident also delivered to the Quitman Board a written opinion dated as of February 11, 2002, confirming its oral opinion. No limitations were imposed by Quitman on Trident with respect to the investigations made or the procedures followed in rendering its opinion.

   The full text of Trident's written opinion to the Quitman Board, dated as of the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix C and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this Proxy Statement/Prospectus. The following summary of Trident's opinion is qualified in its entirety by reference to the full text of the opinion. Trident's opinion is addressed to the Quitman Board and does not constitute a recommendation to any shareholder of Quitman as to how such shareholder should vote at the Quitman Special Meeting described in this document.

   Trident, in connection with rendering its opinion:

    . reviewed Quitman's audited financial statements for each of the years ended September 30, 2001, 2000, 1999 and 1998 and Quitman' Annual Reports on Form 10-KSB for the years ended September 30, 2001 and 2000;

    . reviewed Colony's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2000, 1999 and 1998, including the audited financial statements contained therein; and Colony's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

    . reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Quitman and Colony provided to Trident or publicly available;

    . participated in meetings and telephone conferences with members of senior management of Quitman and Colony concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters Trident believed relevant to its inquiry;

    . reviewed certain stock market information for Quitman and Colony common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

    . compared the results of operations and financial condition of Quitman and Colony with that of certain companies which Trident deemed to be relevant for purposes of this opinion;

    . reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident deemed to be relevant for purposes of this opinion;

    .  reviewed the Agreement dated October 22, 2001; and

    .  performed such other reviews and analyses as Trident deemed appropriate.

   The oral and written opinions provided by Trident to Quitman were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

   In connection with its review and arriving at its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by Quitman and Colony to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Quitman and Colony with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, Trident assumed that these forecasts reflected the most reasonable estimates and judgments of Quitman and Colony as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. Quitman does not publicly disclose such internal management projections of the type utilized by Trident in connection with Trident's role as financial advisor to Quitman with respect to the review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Quitman and Colony. Accordingly, actual results could vary significantly from those set forth in the respective projections.

   Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Quitman and Colony are adequate to cover such losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Quitman or Colony, nor was Trident provided with such appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms set forth in the Agreement, without any waiver of any material terms or conditions by Quitman, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Trident assumes that the merger will be recorded as a "purchase" in accordance with generally accepted accounting principles.

   In connection with rendering its opinion to the Quitman Board, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

   Comparable Company Analysis: Trident reviewed and compared actual stock market data and selected financial information for Quitman with corresponding information for seven publicly traded savings associations with assets between $45 million and $152 million, common equity to assets ratio 10% and 26% and a return on average equity between 3% and 7%, (the "Quitman Peer Group"). The Quitman Peer Group is listed below:

1. FPB Financial Corp.                   Hammond, LA
2. First Federal of Olathe Bancorp, Inc. Olathe, KS
3. Home Building Bancorp, Inc.           Washington, IN
4. Indian Village Bancorp, Inc.          Gnadenhutten, OH
5. SouthFirst Bancshares, Inc.           Sylacauga, AL
6. Southern Banc Company, Inc.           Gadsden, AL
7. Wyman Park Bancorporation, Inc.       Baltimore, MD

   The table below represents a summary analysis of the Quitman Peer Group based on market prices as of October 17, 2001 and the latest publicly available financial data as of or for the last twelve months ended June 30, 2001:

                                     Mean  Median Quitman(1)
                                     ----  ------ ----------
Price to last twelve months earnings 14.4x  13.7x    22.4x
Price to book value................. 65.3%  63.0%    84.5%
Price to tangible book value........ 65.8%  63.0%    84.5%
Dividend yield......................  2.9%   2.5%     1.9%
Return on average assets............ 0.70%  0.48%    0.36%
Return on average equity............  4.5%   4.5%     3.3%
Capital to assets ratio............. 14.5%  12.3%     9.9%
Non-performing Assets Ratio......... 0.46%  0.30%    0.53%

       -
       (1) Quitman pricing based on trading value of $10.76 and financials as of June 2001

   Trident reviewed and compared actual stock market data and actual and estimated selected financial information for Colony with corresponding information for eight publicly traded Southeastern-based community financial institutions with assets between $434 million and $1.1 billion and a return on average assets between 0.66% and 1.13% and a equity to asset ratio of 6.7% to 10.1%, (the "Colony Peer Group"). The Colony Peer Group is listed below:

1. ABC Bancorp                          Moultrie, GA
2. Auburn National Bancorporation, Inc. Auburn, AL
3. Bank of the Ozarks                   Little Rock, AR
4. FLAG Financial Corporation           Stockbridge, GA
5. Georgia Bank Financial Corp.         Augusta, GA
6. PAB Bankshares, Inc.                 Valdosta, GA
7. Peoples BancTrust Company, Inc.      Selma, AL
8. SNB Bancshares, Inc.                 Macon, GA

   The following table below represents a summary analysis of the Colony Peer Group based on market prices as of October 17, 2001 and the latest publicly available financial data as of or for the last twelve months ended June 30, 2001:

                                                 Mean  Median Colony
                                                 ----  ------ ------
            Price to last twelve months earnings 13.5x  11.7x  11.9x
            Price to book value.................  140%   134%   132%
            Price to tangible book value........  151%   153%   133%
            Dividend yield......................  3.2%   3.4%   1.8%
            Return on average assets............ 0.95%  0.97%  0.92%
            Return on average equity............ 11.3%  11.7%  11.9%
            Capital to assets ratio.............  7.8%   7.9%   7.5%
            Non-Performing Assets Ratio......... 1.04%  1.02%  1.65%

   Comparable Transaction Analysis: Trident reviewed and compared actual information for groups of comparable recent (announced in preceding 12 months) transactions it deemed pertinent to an analysis of the merger. The implied acquisition price was compared to the median ratios of (i) price to last twelve months earnings, (ii) price to book value, and (iii) core deposit premium for each of the following five pending and recently completed transaction comparable groups:

    . all thrift acquisitions with the selling bank headquartered in Alabama, North Carolina, Georgia, South Carolina, Tennessee, Virginia and West Virginia ("Comparable Regional Deals");

    . all thrift acquisitions with the selling bank having assets between $25 million and $75 million ("Comparable Asset Size");

    . all bank acquisitions with the selling bank having an equity to assets ratio between 7.0% and 12.0% ("Comparable Capitalization");

    . all bank acquisitions with the selling bank having a return on average equity between 1.0% and 5.0% ("Comparable Profitability");

    . nine recently announced transactions with multiple similar characteristics to Quitman ("Guideline Companies").

   The following table represents a summary analysis of the comparable transactions analyzed by Trident based on the announced transaction values:

                                                  Median Price
                                           -------------------------
                                           To Tang.  To      As a
                                             Book    LTM    premium
                                    Number  Value    EPS  to deposits
                                    ------ -------- ----- -----------
          Comparable Asset Size....    9     115%   28.1x     5.3%
          Comparable Capitalization   26     151%   18.3x     7.1%
          Comparable Profitability.   15     114%   28.3x     6.0%
          Guideline Companies......    9     111%   21.1x     3.7%
                                      --     ----   -----     ---
          Quitman(1)...............          113%   32.4x     1.9%
                                             ----   -----     ---

--------
(1) Quitman pricing data based on a price of Colony Common Shares of $13.25.

   Based on the above information, Trident concluded that this analysis showed an imputed reference range of $7.69 to $18.07 per share.

   Contribution Analysis: Trident analyzed the contribution of each company to the pro forma company relative to the approximate ownership of the pro forma company, assuming all shares are exchanged for stock. The actual consideration is 65% stock and 35% cash. The analysis indicated that Quitman shareholders, would hold approximately 10.7% of the pro forma diluted shares. Quitman's approximate contributions are listed below by category:

                                                    CFB
                                                   -----
                        Assets.................... 10.3%
                        Loans..................... 11.0%
                        Deposits.................. 10.2%
                        Equity.................... 13.1%
                        Last twelve month earnings  4.6%
                        2001 estimated earnings...  5.8%

   Accretion/Dilution Analysis: On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma company provided to Trident by management, as well as estimated one-time costs related to the transaction, Trident compared pro forma per share equivalent earnings, book value and dividends to the stand-alone projections for Quitman and Colony.

   The accretion/dilution analysis demonstrated, among other things, that for each share of Quitman exchanged for a share of Colony the merger would result in:

    . 109% accretion to earnings per share for Quitman shareholders in the first full year of combined operations, and remaining relatively constant over the period of the analysis;

    . 0.0% accretion to earnings per share for Colony shareholders in the first full year of combined operations, and increasing over the period of the analysis;

    . 25% higher cash dividends for Quitman, assuming the Quitman Board maintained its current dividend policy;

    .  no change in cash dividends for Colony shareholders;

    .  16% dilution to tangible book value per share for Quitman; and

    .  0.2% accretion to book value per share for Colony shareholders.

   Discounted Earnings Analysis: Trident performed a discounted earnings analysis with regard to Quitman on a stand alone basis. This analysis utilized a range of discount rates of 10.5% to 13.5% and a range of terminal earnings multiples of 11.0x to 16.0x. The analysis resulted in a range of present values of $8.19 per share to $12.37 per share for Quitman. As indicated above, this analysis was based on estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Trident noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.

   Other Analyses: Trident also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit market share.

   No company used as a comparison in the above analyses is identical to Quitman, Colony or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Quitman, Colony and the combined entity are being compared.

   In connection with delivery its opinion dated as of the date of this Proxy Statement/Prospectus, Trident performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Trident did not perform any analyses in addition to those described above in updating the opinion.

   For its financial advisory services provided to Quitman, Trident has been paid fees of $45,000 to date and will be paid an additional $155,000 at the time of closing of the merger. In addition, Quitman has agreed to reimburse Trident for all reasonable out-of-pocket expenses, incurred by it on Quitman's behalf, as well as indemnify Trident against certain liabilities, including any which may arise under the federal securities laws.

   Trident is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Quitman and/or Colony. As a market maker Trident may also have purchased and sold the securities of Quitman for Trident's own account and for the accounts of its customers. In the past, Trident has also provided certain investment banking services for Quitman and has received customary compensation for such services.

Interest of Management in the Transaction

   The Board of Directors and Board Membership. Except as set forth below, no director or officer of Quitman, or any of their associates, has any direct or indirect material interest in the merger, except that those persons may own shares, or options to acquire shares, of Quitman common stock which will be converted in the merger into Colony common stock.

   Board Membership. The merger agreement expresses the intention of Colony to maintain for at least three years the current board of directors of Quitman Federal Savings Bank and to pay substantially similar fees to such directors for their continued service as board members.

   Employee Severance. Colony has agreed that all employees of Quitman who continue as employees of Colony after the merger will continue to receive their regular salary in effect on the date of the merger for at least twelve months; will receive credit for employment at Quitman for purposes of meeting all eligibility and vesting requirements for all Colony benefit programs, will become eligible to participate after the closing in benefit plans of Colony; and will receive service credit for employment at Quitman for purposes of benefit accrual under all Colony benefit programs, including accrual of vacation pay and sick leave. Any employee of Quitman as of the effective date of the merger who is terminated within twelve months thereafter without cause will be entitled to receive payment for both accrued vacation time and continued payment of salary in effect as of the closing of the remainder of that one year period.

   Colony will continue the executive and director indexed salary continuation plans and related life insurance endorsement method split dollar plan agreements until all benefits have been paid. These plans and agreements will benefit all of the Quitman directors, including Mr. Plair as well as Ms. Forgione.

   Employment Agreements. It is a condition to Quitman's obligation to proceed with the merger that Colony execute employment agreements with Melvin E. Plair, President and Chief Executive Officer of Quitman, and Peggy L. Forgione, Vice-President and Controller of Quitman. Mr. Plair will serve under the terms of this agreement as President and Chief Executive Officer of Quitman Federal Savings Bank for a period of three years after the merger, unless the agreement is otherwise terminated. He will receive an annual base salary for those services of $79,380 and shall be entitled to participate in all present and future employee benefit, retirement and compensation plans of Colony generally available to employees of its banking subsidiaries, including, without limitation, hospitalization, major medical, disability and group life insurance plans. In the event the agreement is terminated by Colony with cause (as defined in the agreement), or by Mr. Plair without good reason, the compensation due Mr. Plair shall terminate as of the termination of the agreement. In the event the agreement is terminated by Colony without cause or, by Mr. Plair upon a change of control (as defined in the agreement) or by Mr. Plair for good reason within twelve months of the merger, Mr. Plair will continue to receive for the remainder of the initial three-year term his initial base compensation in effect at the time of termination and to participate in all employee welfare benefit plans of Colony. In the event of the death or disability of Mr. Plair, Mr. Plair will be paid all benefits through the date of his death or, as applicable, for thirty days after notice of termination if the termination is because of his disability.

   Ms. Forgione's employment agreement will provide for her continued employment as Vice President and Controller of Quitman Federal Savings Bank for a period of three years after the merger, unless earlier terminated. She will receive an annual base salary for those services of $57,206.52 and shall be entitled to participate in all present and future employee benefit, retirement and compensation plans of Colony generally available to employees of its banking subsidiaries, including, without limitation, hospitalization, major medical, disability and group life insurance plans. In the event the agreement is terminated by Colony with cause (as defined in the agreement), or by Ms. Forgione without good reason, the compensation due Ms. Forgione shall terminate as of the termination of the agreement. In the event the agreement is terminated by Colony without cause or, by Ms. Forgione upon a change of control (as defined in the agreement) or by Ms. Forgione for good reason within twelve months of the merger, Ms. Forgione will continue to receive for the remainder of the initial three-year term her initial base compensation in effect at the time of termination and to participate in all employee welfare benefit plans of Colony. In the event of the death or disability of Ms. Forgione, Ms. Forgione will be paid all benefits through the date of her death or, as applicable, for thirty days after notice of termination if the termination is because of her disability.

   Continued Indemnification and Insurance Coverage. For a period of six years after the merger is consummated, Colony will continue to indemnify officers and directors of Quitman and Quitman Federal Savings Bank from prior acts in accordance with the Articles of Incorporation and Bylaws of Quitman and Quitman Federal Savings Bank. Colony will also attempt to maintain in effect for a period of three years after the merger Quitman's existing directors and officers liability insurance policy.

   Stock Options and Other Benefits Plans. If the merger is completed, each outstanding option to purchase shares of Quitman common stock which is outstanding and unexercised immediately before the merger is completed will be cancelled, and the holder of those options will instead be entitled to receive a portion of the purchase price equal to the number of equivalent Quitman shares which the holder is entitled to multiplied by a pro rata share of the cash and stock to be received in connection with the merger. Executive officers and directors of Quitman hold a total of 56,203 options at an exercise price of $6.83 per share for an aggregate value of approximately $325,000, assuming a transaction value of $12.61 per share. Participants in Quitman's Restricted Stock Plan will receive at the time of the merger a distribution of either Quitman shares (which will be converted into to the right to participate pro rata in the cash and shares of Colony to be received in the merger) or cash in an amount equal to $12.61 for each share of Quitman common stock distributable at the time of the merger. The Quitman Employee Stock Ownership Plan will be terminated immediately after the merger, and from the cash received as a result of the merger the Quitman Stock Ownership Plan will repay indebtedness owing Quitman; the balance of the indebtedness will be due and payable at the time of the merger, and the trustees of the employee stock ownership plan will sell a sufficient number of Colony shares to satisfy all liabilities of the plan. The remaining plan assets will then be distributed to participants participating in the plan. The 401(k) Profit Sharing Plan and ESOP will be terminated and benefits distributed to participants pursuant to the terms of the plans.

   Shares Owned by Officers and Directors of Quitman. There are 132,070 shares, or 23.4%, of Quitman common stock beneficially owned by its directors, executive officers, and their affiliates. All of the directors of Quitman have agreed to vote their shares in favor of the merger.

The Merger Agreement

   The following is a brief summary of the provisions of the merger agreement. A copy of the merger agreement is attached as Appendix A to this document and incorporated in this document by reference. We urge you to read the merger agreement and all appendices hereto.

Effective Time of the Merger

   The merger will be consummated if it is approved by the shareholders of Quitman and if Colony and Quitman obtain all consents, approvals, and non-objections, including those of the Federal Reserve, the Office of Thrift Supervision, and the Georgia Department of Banking and Finance, and satisfy the other conditions to the obligations of the parties to consummate the merger. The merger will become effective on the date and at the time that a certificate of merger is issued by the Secretary of State of Georgia. We presently expect that the effective date will occur in the first quarter of 2002.

Terms of the Merger

   Upon completion of the merger, the separate legal existence of Quitman will cease. All property, rights, powers, duties, obligations, debts and liabilities of Quitman will automatically be transferred to Colony. The articles of incorporation of Colony will govern the combined entities.

   Upon the consummation of the merger, all outstanding shares of Quitman common stock will be automatically converted into, and become a right to receive, in the aggregate 367,156 shares of Colony common stock and $2,372,884.00 in cash (subject to adjustment as described in the merger agreement). This is the "aggregate merger price" or "aggregate merger consideration." Existing shares of Colony held by Colony shareholders immediately prior to the merger will not be converted and will continue to be issued and outstanding.

   Absent the unexpected incurrence of certain merger related fees that exceed $370,000, each share of common stock of Quitman Bancorp will be exchanged for $4.41 in cash and 0.683 shares of common stock of Colony Bankcorp.

   The cash consideration will be reduced at the effective time of the merger, to the extent that certain fees exceed $370,000, by an amount equal to:

    .  the fees of Trident Securities in excess of $200,000;

    . the fees of Manatt, Phelps & Phillips, LLP, Quitman's legal counsel, in excess of $150,000; and

    . the fees of Stewart, Fowler & Stalvey, P.C., Quitman's accountants, in excess of $20,000.

Expenses are not included in these fee limits.

   In addition, upon the consummation of the Merger, all of Quitman's outstanding stock options will be converted at the effective time of the merger into the right to receive a portion of the aggregate merger consideration equal to the pro-rata portion of such merger consideration that each option holder would have received had such holder converted all of his or her outstanding options into shares of Quitman common stock on a cashless basis and then participated in the merger with the other Quitman shareholders.

Fractional Shares

   Colony will not issue any fractional shares of Colony common stock to former Quitman shareholders. Instead, you will receive cash, without interest, for any fractional share interest. The amount of cash received will be determined by multiplying the fractional part of a share of Colony common stock by $12.00. You will not be entitled to dividends, voting rights or any other shareholder rights with respect to any fractional share interest.

Representations and Warranties

   The merger agreement contains customary representations and warranties relating to, among other things:

    .  the organization and capital structures of Colony and Quitman;

    . the contracts, employees, employee benefits, labor relations, litigation, real property, intangible assets and environmental compliance of Quitman;

    . the due authorization, execution, delivery, performance and enforceability of the merger agreement;

    . consents or approvals of regulatory authorities and third parties necessary to complete the merger;

    . certain financial statements through the period ended June 30, 2001, fairly presenting the financial condition and results of operations of the respective parties in conformity with generally accepted accounting principles applied on a consistent basis; and

    . the absence of material adverse changes, since June 30, 2001, in the consolidated assets, business, liabilities, financial condition and results of operations of Colony or Quitman or in any of their respective relationships with customers, employees, lessors or others.

Conduct of Business Pending the Merger

   Pursuant to the merger agreement, Colony and Quitman have each agreed to use reasonable efforts to preserve their business organizations intact and to maintain satisfactory relationships with its customers, suppliers, regulators and employees. In addition, Colony and Quitman agreed to conduct their businesses and to engage in transactions only in the ordinary course of business as conducted at the date of the merger agreement and in compliance in all material respects with all applicable laws and regulations and all contracts to which either is a party.

   Among other things, without Colony's prior written consent (which will not unreasonably be withheld or delayed), Quitman has agreed not to:

    . amend the articles of incorporation, bylaws or other governing instruments of Quitman or Quitman Federal Savings Bank, or


    . incur any additional debt obligation or other obligation for borrowed money (other than indebtedness between Quitman and Quitman Federal Savings Bank) in excess of an aggregate of $50,000 (for the Quitman Entities on a consolidated basis) except in the ordinary course of the business of Quitman subsidiaries consistent with past practices (which shall include, for Quitman subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the

       Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of Quitman or Quitman Federal Savings Bank of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date hereof that were disclosed to Colony; or

    . repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Quitman or Quitman Federal Savings Bank (except for purchases in the open market of shares to fund the Quitman Federal Savings Bank Restricted Stock Plan), or declare or pay any dividend or make any other distribution in respect of Quitman's capital stock; or

    . issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Quitman common stock or any other capital stock of Quitman or Quitman Federal Savings Bank, or any stock appreciation rights, or any option, warrant, or other equity right; or

    . adjust, split, combine or reclassify any shares of Quitman common stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Quitman common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any Quitman subsidiary (unless any such shares of stock are sold or otherwise transferred to Quitman Federal Savings Bank) or
       (y) any asset having a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

    . except for purchases of U.S. Treasury securities, U.S. Government agency securities or obligations of the State of Georgia, or any subdivisions thereof which have maturities of seven years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned Quitman subsidiary, or otherwise acquire direct or indirect control over any person, other than in connection with (i) internal reorganizations or consolidations involving existing subsidiaries, (ii) foreclosures in the ordinary course of business, (iii) acquisitions of control by a depository institution subsidiary in its fiduciary capacity, or (iv) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise permitted by the Agreement; or

    . grant any increase in compensation or benefits to the employees or officers of any Quitman Entity; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of the Agreement and as previously disclosed to Colony; or enter into or amend any severance agreements with officers of Quitman or Quitman Federal Savings Bank; grant any material increase in fees or other increases in compensation or other benefits to directors of Quitman or Quitman Federal Savings Bank; or

    . enter into or amend any employment contract between Quitman or Quitman Federal Savings Bank and any person (unless such amendment is required by law) that Quitman or Quitman Federal Savings Bank does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the date of the merger agreement; or

    . adopt any new employee benefit plan or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law or contemplated by the merger agreement, the terms of such plans or consistent with past practice; or

    . make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; or

    . commence any litigation other than in accordance with past practice, or settle any litigation involving any liability of Quitman for monetary damages or restrictions upon the operation of Quitman; or

    . except in the ordinary course of business, enter into, modify, amend or terminate any material contract (including any loan contract with an unpaid balance exceeding $25,000) or waive, release, compromise or assign any material rights or claims.

Quitman has agreed, among other things:

    . subject to the terms of the merger agreement, to take all actions necessary to complete the transactions contemplated by the merger agreement;

    .  to maintain accurate books and records;

    .  to file all reports required to be filed with regulatory agencies; and

    . to operate its business in the usual, regular and ordinary course and to preserve intact its business organization and assets.

Effect on Stock Options and Other Benefit Plans


   If the merger is completed, each outstanding option to purchase shares of Quitman common stock which is outstanding and unexercised immediately before the merger is completed will be cancelled, and the holder of those options will instead be entitled to receive a portion of the purchase price equal to the number of equivalent Quitman shares which the holder is entitled to multiplied by a pro rata share of the cash and stock to be received in connection with the merger. Participants in Quitman's Restricted Stock Plan will receive at the time of the merger a distribution of either Quitman shares (which will be converted into the right to participate pro rata in the cash and shares of Colony to be received in the merger) or cash in an amount equal to $12.61 for each share of Quitman common stock distributable at the time of the merger. The Quitman Employee Stock Ownership Plan will be terminated immediately after the merger, and from the cash received as a result of the merger the Quitman Stock Ownership Plan will repay indebtedness owing Quitman; the balance of the indebtedness will be due and payable at the time of the merger, and the trustees of the employee stock ownership plan will sell a sufficient number of Colony shares to satisfy all liabilities of the plan. The remaining plan assets will then be distributed to participants participating in the plan. The 401(k) Profit Sharing Plan and ESOP will be terminated and benefits distributed to participants pursuant to the terms of the plans.


Acquisition Proposals

   Prior to the closing of the proposed merger, Quitman and its affiliates may not solicit any proposals for the acquisition of Quitman or any of its subsidiaries by any party other than Colony. Further, except as required by law, Quitman and its affiliates may not negotiate or enter into an agreement for any such transaction, and must notify Colony if it receives any inquiry or proposal relating to any such transaction. In the event that Quitman enters into a definitive agreement to be acquired by another party and such conduct is permitted under the terms of the merger agreement, it will pay to Colony a termination fee of $200,000.00.

Termination and Conditions of Closing

   The merger agreement may be terminated and the merger abandoned at any time either before or after approval of the merger agreement by the shareholders of Quitman and Colony, but not later than the effective date of the merger:

    .  by mutual consent of the Boards of Directors of Quitman and Colony;

    . by either party, if the other party materially breaches any of the representations or warranties or any covenant or agreement it made under the merger agreement which cannot be, or has not been, cured within 30 days after receipt of notice;

    . by either party, if any consent of any regulatory authority that is required for consummation of the merger is not obtained;

    .  by either party, if the merger is not completed by May 31, 2002;

    . by either party, if the Quitman shareholders do not approve the merger agreement;

    . by Quitman, if it enters into a definitive agreement with another party as permitted by the merger agreement, provided that it makes payment of the specified termination fee; or

    . by Quitman, if the average closing price of Colony's common stock (as quoted on Nasdaq) for the 30 days preceding one week before the closing date is less than $9.60 per share.

The following are some of the required conditions of closing:

    . the accuracy of the representations and warranties of all parties contained in the merger agreement and related documents as of the date when made and the effective date;

    . the performance of all agreements and conditions required by the merger agreement;

    . the delivery of officers' certificates, resolutions, and legal opinions to Quitman and Colony;

    .  approval of the merger by the Quitman shareholders;

    . receipt of all necessary authorizations of governmental authorities, and the expiration of any regulatory waiting periods;

    . effectiveness of the registration statement of Colony relating to the shares of Colony common stock to be issued to Quitman shareholders in the merger, of which this document forms a part;

    . the receipt by Quitman of the opinion of Martin, Snow, Grant & Napier, LLP as to the tax consequences to Quitman shareholders;

    . the receipt by Quitman and Colony of agreements from specified affiliates of Quitman restricting their sale of Colony common stock after the closing of the merger;

    . the issuance of a certificate of merger by the Secretary of State of Georgia;

    . the receipt by Quitman of a fairness opinion from its financial adviser dated as of this prospectus/proxy statement; and

    . the shares of Colony common stock to be issued in connection with the merger have been approved for listing on the Nasdaq National Market.

Surrender of Certificates

   Shortly after the effective date of the merger, each holder of Quitman common stock (as of that date) will be required to deliver his or her shares of Quitman common stock to an exchange agent to be agreed upon by the parties. After delivering those shares, the holder will receive a stock certificate for the number of shares of Colony common stock and the cash which the holder is entitled to receive under the merger agreement. Until the holder delivers his or her shares of Quitman common stock to the exchange agent, he or she will not receive cash or payment of any dividends or other distributions on shares of Colony common stock into which his or her shares of Quitman common stock have been converted, and will not receive any notices sent by Colony to its shareholders with respect to, or to vote, those shares. After delivering the shares to the exchange agent, the holder will then be entitled to receive any dividends or other distributions (without interest) which become payable after the merger but prior to the holder's delivery of the certificates to the exchange agent and to receive the cash to which he or she is entitled.

Shareholder/Voting Approval

   The Quitman articles of incorporation provide that in no event will any record owner of any outstanding Quitman common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Quitman common stock (the "Limit") be entitled or permitted to any vote with respect to the shares held in excess of the Limit.

   The presence in person or by proxy of at least a majority of the outstanding shares of Quitman common stock entitled to vote (after subtracting any shares held in excess of the Limit) is necessary to constitute a quorum at the special meeting. In the event there are not sufficient votes to constitute a quorum or to approve the proposal at the time of the special meeting, the special meeting may be adjourned in order to permit the further solicitation of proxies.

   As to the vote on the merger, the form of proxy being provided by the Quitman board of directors enables a Quitman shareholder, by checking the appropriate box, to (i) vote "FOR" the merger, or (ii) vote "AGAINST" the merger, or (iii) "ABSTAIN" with respect to the merger. Unless otherwise required by law, the vote will be determined by a majority of votes cast affirmatively or negatively without regard to (a) Broker non-votes, or (b) proxies marked "ABSTAIN." Broker non-votes are shares for which a broker indicates on the proxy that it does not have discretionary authority to vote.

   The holders of a majority of the outstanding shares of Quitman common stock entitled to vote at the special meeting must approve the merger agreement. Abstentions from voting will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement. Broker non-votes will not be included in determining whether a quorum is present but will have the effect of a vote against the merger agreement.

   On February 5, 2002, the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting, the outstanding voting securities of Quitman consisted of 507,262 shares of Quitman common stock, with registered holders thereof being entitled to one vote per share. Certain executive officers and members of Quitman's Board of Directors, who have entered into agreements with Colony to vote their shares of Quitman common stock in favor of the merger, own or control 132,070 shares, approximately
23.4% of the outstanding shares, of Quitman common stock. This number and percentage include the assumed exercise of all currently exercisable options held by those officers and directors into 56,203 shares of Quitman common stock.

Expenses

   Each of Colony and Quitman will pay its costs, fees and expenses in connection with the merger and related transactions, except that each of the parties will pay: (a) one-half of the filing fees paid in connection with the registration of the shares to be issued to Quitman shareholders pursuant to the merger and with the applications filed with other regulatory authorities; and
(b) one-half of the costs of printing or copying this proxy statement/prospectus. In addition, the cash to be received by shareholders of Quitman in the merger will be reduced to the extent that certain fees of Quitman's accountants, attorneys and financial adviser exceed the sums of $20,000.00, $150,000.00, and $200,000.00, respectively.

   If the merger agreement is terminated due to a breach of that agreement by Colony or Quitman, the breaching party will pay the non-breaching party $100,000.00 as a reasonable estimate of the damages which will be incurred by the non-breaching party.

Comparison of the Rights of Quitman and Colony Shareholders

   Upon consummation of the merger, shareholders of Quitman (other than those shareholders exercising dissenters' rights) will automatically become shareholders of Colony. The shareholders of Colony will be governed by and subject to the articles of incorporation and bylaws of Colony rather than the articles of incorporation and bylaws of Quitman.

   Colony and Quitman are both Georgia corporations organized and existing under the Georgia Business Corporation Code. The following is a summary of the material differences in the rights of holders of Colony and Quitman common stock. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders and respective entities. It is qualified in its entirety by reference to the Georgia Business Corporation Code, as well as the articles of incorporation and bylaws of each corporation. Quitman shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders which will result from the proposed merger.

Authorized Shares, Liquidity and Marketability

   Colony common stock. The aggregate number of shares of all classes of capital stock which Colony has authority to issue is 20,000,000, all of which are to be shares of common stock, $1.00 par value. The shares may be issued by Colony without approval of shareholders except as otherwise provided in its articles of incorporation or the rules of a national securities exchange, if applicable. All of the 4,445,526 issued and outstanding shares of Colony common stock are freely tradeable, except for approximately 1,450,042 shares held by "affiliates" of Colony, as such term is defined in Rule 144 under the Securities Act of 1933, which shares may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with Rule 144 or another applicable exemption from the registration requirements of the Securities Act of 1933.

   Quitman common stock. The aggregate number of shares of all classes of capital stock which Quitman has authority to issue is 5,000,000, of which 4,000,000 are to be shares of common stock, $.10 par value per share and of which 1,000,000 are to be shares of serial preferred stock, no par value per share. The shares may be issued by Quitman without the approval of shareholders except as otherwise provided in its articles of incorporation or the rules of a national securities exchange, if applicable. All of the 507,262 issued and outstanding shares of Quitman common stock are freely tradeable, except for approximately 131,000 shares held by "affiliates" of Quitman or employees of Quitman through the ESOP plan, which affiliate shares may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with Rule 144 or another applicable exemption from the registration requirements of the Securities Act of 1933.

Reporting Requirements

   Colony and Quitman are reporting companies under the Securities Exchange Act of 1934 and file annual and quarterly financial reports with the SEC. Colony and Quitman also file certain reports with the Federal Reserve and the Georgia Department of Banking and Finance. Quitman files reports with the Office of Thrift Supervision.

Preemptive, Voting and Liquidation Rights

   Neither the holders of Colony common stock nor the holders of the Quitman common stock have preemptive rights. Each share of Colony common stock and Quitman common stock has the right to cast one vote on all matters voted upon by the Colony shareholders and the Quitman shareholders, respectively. Under the Georgia Business Corporation Code, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of a corporation, unless the articles of incorporation or bylaws require a greater vote. Neither Colony's articles of incorporation or its bylaws nor Quitman's articles of incorporation or its bylaws impose any such requirement.

Mergers, Consolidations and Sales of Assets

   Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation's property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise.

   Except as discussed under "Limitations on Voting," neither Colony's articles of incorporation or its bylaws nor Quitman's articles of incorporation or its bylaws impose any such requirement.

Limitations on Voting/Business Combinations

   In no event may any record owner of any outstanding Quitman common stock which is beneficially owned, directly or indirectly, by a person who, as of the record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Quitman common stock (the "Limit") be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of such provisions in respect of Quitman's common stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Quitman common stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such persons and owned of record by such record owner and the denominator of which is the total number of shares of Quitman common stock beneficially owned by such person owning shares in excess of the Limit.

   Further, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of Quitman, unless such acquisition is approved by two-thirds of the board of directors of Quitman.

Dissenters' Rights

   Under the Georgia Business Corporation Code, a shareholder of a corporation participating in certain transactions may, under certain circumstances, receive the fair value of his or her shares in cash, in lieu of the consideration he or she would otherwise have received in the transaction. The Georgia Business Corporation Code recognizes dissenters' rights in connection with mergers, share exchanges, sales of all or substantially all of the corporation's property and certain amendments to the articles of incorporation that materially and adversely affect a shareholder's rights. Appraisal rights are not available (unless otherwise provided in the corporation's articles of incorporation):


    . if the shares of the corporation are listed on a national securities exchange or held of record by more than 2,000 shareholders, and shareholders by the terms of the merger or consolidation are not required to accept in exchange for their shares anything other than shares of stock of the surviving or resulting corporation, or shares of stock of any other corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, other than cash in lieu of fractional shares of stock; or



    . in a merger if the corporation is the surviving corporation and no vote of its shareholders thereon is required.


   Colony. Under the Georgia Business Corporation Code, the Colony shareholders are not entitled to dissenters' rights with respect to the proposed merger.


   Quitman. Holders of Quitman common stock have dissenters' rights. See "Rights of Dissenting Shareholders" on page 47.


Distributions

   The holders of Colony common stock and Quitman common stock are entitled to receive dividends when, as and if declared by Colony's board of directors and Quitman's board of directors, respectively, and paid by Colony and Quitman, respectively, out of funds legally available therefor. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with its capital needs, asset quality, and overall financial condition. The ability of Colony and Quitman to pay cash dividends is currently influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend on, among other things, future earnings, the financial condition of Colony and Quitman and each of their respective subsidiary banks, the amount of cash on hand at the holding company level, outstanding debt obligations, if any, and the requirements imposed by regulatory authorities.

Liability

   Neither the Colony shareholders nor the Quitman shareholders are personally liable for the obligations of Colony and Quitman, respectively.

Assessments

   All issued and outstanding shares of Colony common stock and Quitman common stock are fully paid and nonassessable.

Fiduciary Duties

   Colony's articles of incorporation and Quitman's articles of incorporation, provide that, with certain exceptions mandated by the Georgia Business Corporation Code, officers and directors are not liable to Colony or Quitman, respectively, or their respective shareholders for monetary damages for breach of their fiduciary duty of care.

Indemnification

   The Georgia Business Corporation Code permits a corporation to indemnify a director if the director seeking indemnification acted in a manner he or she believed in good faith to be in or not opposed to the best interest of the corporation and, in the case of any criminal proceedings, that he or she had no reasonable cause to believe his conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Colony's articles of incorporation and Quitman's articles of incorporation, as amended, provide that no director shall be personally liable to Colony or Quitman, respectively, or their respective shareholders for monetary damages for any breach of the duty of care or other duty as a director, except that such liability shall not be eliminated: (i) for any appropriation, in violation of a director's duties, of any business opportunity of the corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Management

   Colony. The business and affairs of Colony are managed by or under the direction of its board of directors. Directors of Colony are elected each year at the annual meeting of Colony shareholders and serve until such time as a successor has been elected and qualified. Directors may be removed and replaced, with or without cause, by a majority vote of Colony shareholders at any meeting of such holders.

   Quitman. The articles of incorporation of Quitman provide that the board of directors shall consist of not fewer than five nor more than fifteen persons, with the exact number within such minimum and maximum number to be fixed and determined from time to time by resolution of the board of directors. The board of directors of Quitman is divided into three classes of directors which are designated Class I, Class II and Class III.

The members of each class are elected for a term of three years and until their successors are elected and qualified. Such classes are as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, with the terms of office of all member of one class expiring each year. The entire board of directors or any individual director may be removed from office with or without cause by the affirmative vote of the holders of 80% of the shares entitled to vote at the meeting and that elected the director. A vacancy occurring in the board of directors for any reason may be filled for the unexpired term and until the shareholders have elected a successor by the affirmative vote of the majority of the directors remaining in the office though less than a quorum of the board of directors.

Special Meetings

   Colony. Special meetings of the Colony shareholders may be called at any time by Colony's Chairman of the Board, President, or the directors of Colony. Special meetings of the Colony shareholders also shall be called upon the written request of the holders of 25% or more of all shares of capital stock of Colony entitled to vote in an election of directors.

   Quitman. Special meetings of Quitman's shareholders or a special meeting in lieu of the annual meeting of Quitman's shareholders shall be called by the corporation upon the written request of the holders of 80% or more of all the shares of capital stock of the corporation entitled to vote in an election of directors. Special meetings of Quitman's shareholders or a special meeting in lieu of the annual meeting of Quitman's shareholders may be called at any time by the president, chairman of the board, or the board of directors.

Right to Compel Dissolution

   Under the Georgia Business Corporation Code, neither the Colony shareholders nor the Quitman shareholders may compel the dissolution of Colony or Quitman, respectively, without prior action by their respective boards of directors proposing such dissolution.

Continuity of Existence

   Colony's Articles of Incorporation and Quitman's Articles of Incorporation each provide for perpetual existence, subject to termination or dissolution as provided by the Georgia Business Corporation Code.

Right to List of Holders and Inspection of Books and Records

   Under the Georgia Business Corporation Code, Colony shareholders and Quitman shareholders are generally entitled to inspect and copy Colony's and Quitman's respective articles of incorporation, bylaws, shareholder resolutions, board of directors resolutions, lists of names and addresses of board members, all written communications to shareholders, lists of names and business addresses of current directors and officers, and the Annual Registration filed with the Secretary of State of the State of Georgia. A Colony shareholder or a Quitman shareholder must make a written request at least five business days in advance of such inspection, which must occur during regular business hours at Colony's or Quitman's (as the case may be) principal office. Other Colony and Quitman records are generally available to a Colony shareholder or a Quitman shareholder for inspection and copying during regular business hours at a reasonable location specified by Colony or Quitman (as the case may be) upon written demand at least five business days in advance if the shareholder makes a demand in good faith and for a proper purpose that is reasonably relevant to his/her legitimate interests as a shareholder, describes with reasonable particularity the purpose and the records desired to be inspected, and the records requested are directly connected with a stated purpose and are to be used only for that stated purpose. A Georgia corporation may limit these latter inspection rights to shareholders owning more than 2% of the outstanding stock of the corporation. Colony's articles of incorporation do not contain any such limitation; Quitman's articles of incorporation limit these latter inspection rights to shareholders owning more than 2% of the outstanding stock of Quitman.

Fair Price Requirements

   The Georgia Business Corporation Code provides generally that, subject to certain exceptions, a plan of merger of share exchange must be approved by a majority of all shares entitled to vote on the plan. A corporation may, however, elect to be bound by additional requirements in the event of a merger or other business combination with an "interested shareholder," defined generally as any person that is the beneficial owner of 10% or more of the outstanding voting shares of the corporation is an affiliate of the corporation and within two years prior to the date in question was the beneficial owner of 10% or more of the outstanding voting shares of the corporation. Those additional requirements include more stringent voting requirements by the board of directors in favor of the merger unless shareholders are paid specified minimum consideration for the merger. Quitman has elected to adopt the fair pricing requirements; Colony has not.

Amendment of Articles of Incorporation

   Colony. The articles of incorporation of Colony may be amended without shareholder action except for those matters required by law to be submitted to shareholders for approval. Approval of any amendment to the articles of incorporation of Colony require the affirmative vote of all shares entitled to be cast on the amendment by each voting group entitled to vote on the amendment.

   Quitman. In the Quitman articles of incorporation, Quitman reserves the right to repeal, alter, amend or rescind any provision contained in the articles in the manner prescribed under Georgia law, subject to the reservation set forth in the articles of incorporation. Under Georgia law, approval of an amendment to the articles of incorporation requires a majority vote of shares outstanding, except for the amendment or repeal of Article 6 (dealing with cumulative voting; preemptive and inspection rights), Article 7.C (dealing with removal of directors), Article 7.E (dealing with the liability of directors and officers), Article 8 (dealing with indemnification of officers, directors, employees and agents), Article 9 (dealing with meetings of stockholders and stockholder proposals), Article 10 (dealing with restrictions on voting and acquiring Quitman's common stock), Article 11 (dealing with approval of business combinations and fair price requirements), and Article 12 (dealing with amendments to the bylaws and the articles), in which event shareholder approval must be at least 80% of the shares entitled to vote at the election of directors.

Dividends

   Colony declared a cash dividend in the amount of $.06 per share in each of the first three quarters of 2001, and paid aggregate cash dividends of $.19 per share in 2000, $.14 per share in 1999 and $.12 per share in 1998. Although Colony intends to continue paying cash dividends following the merger, Colony cannot guarantee that it will be able to make dividend payments in the future. The amount and frequency of any cash dividends will be determined by Colony's Board of Directors after consideration of earnings, capital requirements, and the financial condition of Colony. Additionally, Colony's ability to pay cash dividends will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to Colony is restricted by certain regulatory requirements.

   Quitman paid a per share cash dividend of $.20 for both of the fiscal years ended September 30, 2000 and 1999. On January 12, 2001, Quitman paid a special cash dividend of $2.92 per share. No other dividends were paid during the fiscal year ended September 30, 2001. Quitman is prohibited under the merger agreement from paying dividends prior to the closing of the transaction without the prior written consent of Colony.

   Whether the Quitman shareholders approve the merger agreement, Colony shareholders approve the issuance of Colony common stock, and regardless of whether the merger is completed, the future dividend policy of Colony and Quitman will depend upon each company's respective earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the respective Boards of Directors consider whether to declare dividends.

Accounting Treatment

   Colony will account for the merger as a "purchase" transaction in accordance with generally accepted accounting principles. The unaudited pro forma financial information contained in the proxy statement/prospectus has been prepared using the purchase method of accounting.

Resales of Colony Stock by Directors and Officers of Quitman

   Although Colony has registered the Colony common stock to be issued in the merger under the Securities Act of 1933, the former directors, officers, and shareholders of Quitman who are deemed to be affiliates of Colony may not resell the Colony common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act of 1933, or under Rules 144 and 145 of the Securities Act, or another exemption from registration under the Securities Act. Rules 144 and 145 limit the amount of Colony common stock or other equity securities of Colony that those persons may sell during any three month period, and require that certain current public information with respect to Colony be available and that the Colony common stock be sold in a broker's transaction or directly to a market maker in Colony common stock.

Regulatory Approvals

   The Board of Governors of the Federal Reserve System and the Office of Thrift Supervision will be required to approve or consent to the merger. In determining whether to grant that approval or consent, the Federal Reserve and the Office of Thrift Supervision will consider the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities to be served. The Department of Banking and Finance of the State of Georgia must also approve the merger.

   The Department of Banking and Finance's review or that of the federal banking agencies of the application or notice will not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of Quitman. Further, no shareholder should construe an approval of any notice or application by the Department of Banking and Finance or the federal banking agencies to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

Rights of Dissenting Shareholders

  Colony Shareholders

   Colony shareholders are not entitled to dissenters' rights under the Georgia Business Corporation Code in connection with the merger.

  Quitman Shareholders

   Quitman is a corporation organized under the laws of the State of Georgia, and its principal place of business and executive offices are in the State of Georgia. Georgia law confers certain rights upon shareholders of corporations organized under its laws to demand payment for the fair value of all of their shares, and it establishes procedures for the exercise of those rights. These rights of shareholders are referred to herein as "dissenters' rights."

   If the merger is completed, under Article 13 of the Georgia Business Corporation Code, a Quitman shareholder who dissents from the merger, and who otherwise complies with the provisions of Article 13, is entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of such holder's shares of Quitman common stock.

   A dissenting shareholder of Quitman must exercise his or her dissenters' rights with respect to all of the shares he or she owns, except for those shares registered in the dissenting shareholder's name but beneficially owned by another person. If a dissenting shareholder of Quitman has shares registered in his or her name that are beneficially owned by another person, the dissenting shareholder may assert dissenters' rights for less than all of the shares registered in his or her name, but only if he or she notifies Quitman in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, Georgia law provides that the fair value of a dissenting Quitman shareholder's common stock equals the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

   A Quitman shareholder who chooses to dissent from the merger and to receive payment of the fair value of his or her shares of Quitman common stock in accordance with the requirements of the Georgia Business Corporation Code must:

    . deliver to Quitman, prior to the time the shareholder vote on the merger agreement is taken, a written notice of his or her intent to demand payment for his or her shares if the merger is completed; and

    .  not vote his or her shares in favor of the merger agreement.

   A filing of the written notice of intent to dissent with respect to the merger should be sent to: Peggy L. Forgione, Vice President and Controller, Quitman Federal Savings Bank, 602 East Screven Street, Quitman, Georgia 31643. A vote against the merger agreement alone will not satisfy the requirements for compliance with Article 13 of the Georgia Business Corporation Code. A shareholder who wishes to dissent from the merger must, as an initial matter, separately comply with all of the conditions listed above.

   Within ten days after the vote of Quitman shareholders is taken at the special meeting, Quitman will provide to each shareholder who timely submitted a written notice of intent to dissent, and who did not vote in favor of the merger at the special meeting, a dissenters' notice that:

    . states where the dissenting shareholder is to send his or her payment demand, and where the certificates for the dissenting shareholder's shares, if any, are to be deposited;

    . informs holders of uncertificated shares of Quitman common stock to what extent transfer of the shares will be restricted after the payment demand is received;

    . sets a date by which Quitman must receive the dissenting shareholder's payment demand; and

    . is accompanied by a copy of Article 13 of the Georgia Business Corporation Code.

   Following receipt of the dissenters' notice, each dissenting Quitman shareholder must deposit his or her Quitman share certificates and demand payment from Quitman in accordance with the terms of the dissenters' notice. A dissenting shareholder who does not deposit his or her share certificates and demand payment from Quitman by the date set forth in the dissenters' notice will forfeit his or her right to payment under Article 13 of the Georgia Business Corporation Code.

   Within ten days after the later of the date that the vote of Quitman shareholders is taken at the special meeting, or the date on which Quitman receives a payment demand, Quitman will send a written offer to each shareholder who complied with the provisions set forth in the dissenters' notice to pay each such shareholder an amount that Quitman estimates to be the fair value of his or her shares, plus accrued interest. The offer of payment will be accompanied by:

    . Quitman's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    .  an explanation of how any interest was calculated;

    . a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

    .  a copy of Article 13 of the Georgia Business Corporation Code.

   If the dissenting shareholder chooses to accept Quitman's offer of payment, he or she must do so by written notice to Quitman within 30 days after receipt of Quitman's offer of payment. A dissenting shareholder will be deemed to have accepted the offer of payment if he or she does not respond to that offer within the 30-day period. Quitman must make payment to each shareholder who responds to the offer of payment within 60 days after the making of the offer of payment, or the effective date of the merger, whichever is later. Upon payment, the dissenting shareholder will cease to have any interest in his or her shares of Quitman common stock.

   If within 30 days after Quitman offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then Quitman, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the Superior Court in Brooks County, Georgia, requesting that the fair value of those shares be determined. Quitman must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Quitman does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

   Quitman urges its shareholders to read all of the dissenter's rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix B to this proxy statement/prospectus and which are incorporated by reference into this proxy statement/prospectus.

Important Federal Income Tax Consequences of the Merger

   The following is a summary of the material anticipated federal income tax consequences of the merger. This summary is based on the federal income tax laws now in effect and as currently interpreted. This summary does not take into account possible changes in these laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. This summary does not address all aspects of the possible federal income tax consequences of the merger and is not intended as tax advice to any person.

   In particular, this summary does not address the federal income tax consequences of the merger to Quitman shareholders in light of their particular circumstances or status. For example, this summary does not address the federal income taxation of the merger to Quitman shareholders who are foreign persons, tax-exempt entities, dealers in securities, insurance companies or corporations, among others. Nor does this summary address any consequences of the merger under any state, local or foreign laws, or the tax treatment of shares of Quitman or options or other rights to purchase shares of Quitman stock that are or have been received as compensation. You are urged to consult your own tax advisor as to the specific tax consequences of the merger to you, including tax return reporting requirements, the application and effect of federal, foreign, state, local and other tax laws, and the implications of any proposed changes in the tax laws.

In connection with the filing of the registration statement of which this document is a part, Martin, Snow, Grant & Napier, LLP, counsel to Colony, delivered a tax opinion to Quitman to effect that, on the basis of certain representations, and subject to certain assumptions and limitations as stated therein, the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and that a Quitman shareholder will not recognize gain on the exchange of shares of Quitman common stock in the merger in excess of the amount of cash received by the shareholder in the merger. It is a condition to Quitman's and Colony's obligations to effect the merger that such tax opinion shall have been reissued in substantially the same form as of the effective date of the merger. Although the condition to receive the tax opinion at the closing of the merger is waivable, if such condition is waived by both Quitman and Colony, then the Quitman shareholders shall be re-solicited with respect to the merger.

   The tax opinion of Martin, Snow, Grant & Napier, LLP is based upon the Internal Revenue Code of 1986, the applicable regulations promulgated or proposed thereunder, current rulings of the Internal Revenue Service and judicial decisions as in effect on the date of such opinion, all of which are subject to modification or challenge at any time and perhaps with retroactive effect.


Consequences to Quitman's Shareholders



   Each Quitman shareholder who receives a combination of Colony common stock and cash pursuant to the merger will realize gain or loss equal to the difference between (i) the sum of the cash plus the fair market value of the Colony common stock received and (ii) such shareholder's adjusted tax basis in the shares of Quitman common stock surrendered. Any such gain will only be recognized to the extent of the cash received. However, any such loss will not be recognized, but will be reflected in the tax basis of the Colony common stock received. Accordingly, a Quitman shareholder generally will be able to recognize any such loss as an offset to the amount realized upon a subsequent sale or exchange of such Colony common stock. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss recognized on one block of shares of Quitman common stock can not be used to offset a gain recognized on another block of shares of Quitman common stock.


   Any gain recognized by a Quitman shareholder in the merger will be eligible for capital gain treatment (assuming the Quitman shareholder's shares of Quitman common stock are held as a capital asset by the shareholder) unless the receipt of cash has "the effect of the distribution of a dividend" (within the meaning of Section 356 of the Internal Revenue Code taking into account the constructive ownership rules of Section 318 of the Internal Revenue Code), in which case such gain will be taxable as ordinary income to the extent of the shareholder's ratable share of Quitman's undistributed earnings and profits. The principles applicable under Section 302 of the Internal Revenue Code and the United States Supreme Court decision in Clark v. Commissioner, 109 S. Ct. 1455, 89-1 U.S.T.C. & 9230 (1989), will serve as guidelines in determining whether the receipt of cash has the effect of the distribution of a dividend under Section 356 of the Internal Revenue Code. Under those principles, the distribution to a shareholder will not be considered to have the effect of the distribution of a dividend if it is "substantially disproportionate" with respect to the shareholder or if it is "not essentially equivalent to a dividend" to the shareholder. For purposes of these tests and under Clark, a Quitman shareholder will be treated as if he or she received solely Colony common stock pursuant to the merger and then received cash through a redemption by Colony of a number of such shares having a value equal to the cash amount.

   Under Clark and Section 302(b)(2) of the Internal Revenue Code, a distribution will be "substantially disproportionate" with respect to a Quitman shareholder if the shareholder's proportionate interest in Colony common stock actually held by the shareholder after the merger is less than 80% of what the shareholder's proportionate interest in the Colony common stock would have been if solely Colony common stock had been distributed in the merger. In applying this test for purposes of Section 356 of the Internal Revenue Code, any shares of Colony common stock already owned by a Quitman shareholder (i.e., shares acquired outside of the merger and held at the effective time of the merger) are taken into account. In addition, the constructive ownership rules of
Section 318 of the Internal Revenue Code (under which shareholders are treated as holding not only their own shares but also shares held by certain related persons and entities) are applicable. Accordingly, even though each Quitman shareholder will receive less than 80% of his or her respective aggregate merger consideration in the form of Colony common stock (and thus more than 20% in cash), the shareholder may not satisfy the "substantially disproportionate" test if such shareholder or a related person or entity already owns any shares of Colony common stock prior to the merger.

   Even if the merger distribution does not satisfy the "substantially disproportionate" test with respect to a particular Quitman shareholder, the distribution still may be "not essentially equivalent to a dividend" to the shareholder within the meaning of Section 302(b)(1) of the Internal Revenue Code (and thus may nevertheless qualify for capital gain treatment) if, given the shareholder's particular facts and circumstances, the merger distribution results in a "meaningful reduction" in the shareholder's deemed percentage stock ownership of Colony. The Internal Revenue Service has ruled that a reduction in the percentage stock ownership of a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs constitutes a "meaningful reduction".

   A Quitman shareholder who receives Colony common stock and cash will receive a basis in the Colony common stock equal to the basis of the Quitman stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of any gain recognized on the exchange. The holding period of the Colony common stock received by such a shareholder will include the holding period of the shares of Quitman stock surrendered in the exchange, provided the surrendered shares were held as a capital asset as of the effective time of the merger.

   The payment of cash to Quitman shareholders in lieu of fractional shares of Colony common stock will be treated as if such fractional shares were distributed as part of the exchange and then redeemed for cash. That means that, in general, gain or loss will be recognized, measured by the difference between the amount of cash received for such fractional shares and the basis of the Quitman stock allocable to such fractional shares. In general, such gain or loss will constitute capital gain or loss if the shares of Quitman stock were held as capital assets immediately prior to the effective time of the merger, which gain or loss will be long-term in nature if the shares of Quitman stock exchanged therefor have been held (or are deemed to have been held) for more than one year.

Consequences to Quitman and Colony

   If, in accordance with the tax opinion of Martin, Snow, Grant & Napier, LLP referred to above, the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, then no gain or loss will be recognized by Colony or Quitman in the merger.

Dissenting Shareholders

   Any stockholder who dissents from the merger and receives solely cash in exchange for such shareholder's Quitman common stock will realize gain or loss equal to the difference between the cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and the shareholder's adjusted tax basis in the Quitman common stock surrendered. Any such gain or loss generally should be capital in nature, although any dissenting shareholder who will directly or constructively (under the attribution rules of Section 318 of the Internal Revenue Code) own any shares of Colony common stock immediately after the merger should consult his own tax advisor to determine whether any such gain could constitute dividend income in whole or in part.

Backup Withholding

   Absent an applicable exemption, Colony's exchange agent must withhold 31% of the cash consideration to which any Quitman shareholder is entitled in the merger, unless the shareholder provides his or her tax identification number and certifies, under penalties of perjury, that such number is correct. Accordingly, if requested by the exchange agent, each Quitman shareholder should complete an IRS Form W-9 or substitute form to provide the information and certification necessary to avoid this "backup withholding". This information will be distributed to the Quitman shareholders with the letter of transmittal.

                    INFORMATION ABOUT COLONY BANKCORP, INC.

   Colony was incorporated under the laws of the State of Georgia in 1982. All of Colony's activities are currently conducted through its six wholly-owned subsidiary banks and its wholly-owned management subsidiary.

   At September 30, 2001, Colony had total consolidated assets of approximately $590 million, total loans of approximately $446 million, total deposits of approximately $499 million, and shareholders' equity of approximately $44 million. It had approximately 1,150 shareholders as of September 30, 2001. Financial and other information relating to Colony, including information relating to Colony's current directors and executive officers, are set forth in Colony's Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended September 30, 2001, both of which are enclosed with this proxy statement/prospectus.

Description of Securities

   The following is a summary of material provisions of Colony's common stock:

   General. The authorized capital stock of Colony currently consists of 20,000,000 shares of common stock, par value $1.00 per share. As of January 25, 2002, 4,206,889 shares of common stock were issued and outstanding.

   Common Stock. All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. All shares of Colony common stock are entitled to share equally in any dividends that Colony's Board of Directors may declare on Colony common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of Colony's Board of Directors. Upon liquidation, holders of Colony common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of Colony, all assets of Colony available for distribution, in cash or in kind. Colony's Articles of Incorporation grant preemptive rights to the holders of Colony common stock.

   The outstanding shares of Colony common stock are, and the shares of Colony common stock to be issued by Colony in connection with the merger will be, duly authorized, validly issued, fully paid and nonassessable.

   Transfer Agent and Registrar. The Transfer Agent and Registrar for Colony's common stock is SunTrust Bank, Atlanta.

                    INFORMATION ABOUT QUITMAN BANCORP, INC.

   Quitman was incorporated under the laws of the State of Georgia in 1997 at the direction of Quitman Federal Savings Bank, which was organized in 1936 as a federally chartered savings and loan association. Quitman was formed for the purpose of becoming a unitary savings and loan holding company. The primary activity of Quitman is to own and operate Quitman Federal Savings Bank.

   At September 30, 2001, Quitman had total consolidated assets of approximately $64.8 million, total loans of approximately $52.5 million, total deposits of approximately $55.5 million, and shareholders' equity of $6.6 million. Financial and other information relating to Quitman are set forth in Quitman's Annual Report for the year ended September 30, 2001. Quitman's Annual Report is enclosed with this proxy statement/prospectus.

                                 LEGAL MATTERS

   Martin, Snow, Grant & Napier, LLP, counsel to Colony, will provide an opinion as to: (a) the legality of the Colony common stock to be issued in connection with the merger; and (b) the income tax consequences of the merger. As of the date of this proxy statement/prospectus, members of Martin, Snow, Grant & Napier, LLP and its Keogh plan own an aggregate of 21,864 shares of Colony common stock. Certain legal matters will be passed upon for Quitman by Manatt, Phelps & Phillips, LLP.

                                    EXPERTS

   The audited consolidated financial statements of Colony and its subsidiaries included or incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by McNair, McLemore, Middlebrooks & Co., LLP, independent certified public accountants, as indicated in its related audit reports, and are included on the authority of that firm as experts in giving those reports.

   The audited consolidated financial statements of Quitman and its subsidiaries included or incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Stewart, Fowler & Stalvey, P.C., independent certified public accountants, as indicated in its related audit reports, and are included on the authority of that firm as experts in giving those reports.

                                 OTHER MATTERS

Quitman Bancorp, Inc.

   Management of Quitman knows of no other matters which may be brought before the special shareholders' meetings. If any matter other than the proposed merger should properly come before the special meeting, however, the persons named in the enclosed form of proxy will vote proxies in accordance with their judgment on those matters.

   In order to be considered for inclusion in the Quitman proxy materials for the annual meeting of shareholders for the fiscal year ending September 30, 2001, all shareholder proposals must have been received at the Quitman executive office at 602 East Screven Street, Quitman, Georgia 31643 no later than August 13, 2001. In addition, stockholder proposals must meet other applicable criteria as set forth in the Quitman bylaws in order to be considered for inclusion in Quitman proxy material.

   Under the Quitman articles of incorporation, shareholder proposals that are not included in the Quitman proxy statement for the fiscal year ending September 30, 2001, would only be considered at the annual meeting to be held in 2002 if the shareholder submits notice of the proposal to Quitman at the address above by November 24, 2001. In addition, shareholder proposals must meet other applicable criteria as set forth in the Quitman bylaws in order to be considered at the 2001 annual meeting.

                                                                     APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                                BY AND BETWEEN

                             COLONY BANKCORP, INC.

                                      AND

                             QUITMAN BANCORP, INC.

                         Dated as of October 22, 2001

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
  PARTIES................................................................  A-1
  PREAMBLE...............................................................  A-1

  ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER
            1.1  Merger..................................................  A-1
            1.2  Time and Place of Closing...............................  A-1
            1.3  Effective Time..........................................  A-1

  ARTICLE 2 TERMS OF MERGER
            2.1  Charter.................................................  A-2
            2.2  Bylaws..................................................  A-2
            2.3  Directors and Officers..................................  A-2

  ARTICLE 3 MANNER OF CONVERTING SHARES
            3.1  Conversion of Shares....................................  A-2
            3.2  Conversion of Options...................................  A-3
            3.3  Quitman Restricted Stock Plan...........................  A-3
            3.4  Quitman Employee Stock Ownership Plan...................  A-3
            3.5  Quitman 401(k) Profit Sharing Plan......................  A-3
            3.6  Quitman Federal Savings and Loan Association
                 Executive and Director Indexed Salary Continuation Plans  A-3

  ARTICLE 4 EXCHANGE OF SHARES
            4.1  Exchange Procedures.....................................  A-4
            4.2  Rights of Former Quitman Shareholders...................  A-4

  ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF QUITMAN
            5.1  Organization, Standing, and Power.......................  A-5
            5.2  Authority of Quitman; No Breach By Agreement............  A-5
            5.3  Capital Stock...........................................  A-6
            5.4  Quitman Subsidiaries....................................  A-6
            5.5  SEC Filings; Financial Statements.......................  A-7
            5.6  Absence of Undisclosed Liabilities......................  A-7
            5.7  Absence of Certain Changes or Events....................  A-7
            5.8  Tax Matters.............................................  A-7
            5.9  Allowance for Possible Loan Losses......................  A-8
            5.10 Assets..................................................  A-9
            5.11 Intellectual Property...................................  A-9
            5.12 Environmental Matters...................................  A-9
            5.13 Compliance with Laws.................................... A-10
            5.14 Labor Relations......................................... A-11
            5.15 Employee Benefit Plans.................................. A-11
            5.16 Material Contracts...................................... A-12
            5.17 Legal Proceedings....................................... A-13
            5.18 Reports................................................. A-13
            5.19 Statements True and Correct............................. A-13
            5.20 Accounting, Tax and Regulatory Matters.................. A-14
            5.21 State Takeover Laws..................................... A-14
            5.22 Charter Provisions...................................... A-14
            5.23 Directors' Agreements................................... A-14
            5.24 Board Recommendation.................................... A-14

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF COLONY
          6.1  Organization, Standing, and Power............................ A-14
          6.2  Authority; No Breach By Agreement............................ A-14
          6.3  Capital Stock................................................ A-15
          6.4  Colony Subsidiaries.......................................... A-15
          6.5  SEC Filings; Financial Statements............................ A-16
          6.6  Absence of Undisclosed Liabilities........................... A-16
          6.7  Absence of Certain Changes or Events......................... A-17
          6.8  Tax Matters.................................................. A-17
          6.9  Allowance for Possible Loan Losses........................... A-18
          6.10 Assets....................................................... A-18
          6.11 Intellectual Property........................................ A-18
          6.12 Environmental Matters........................................ A-19
          6.13 Compliance With Laws......................................... A-19
          6.14 Labor Relations.............................................. A-20
          6.15 Employee Benefit Plans....................................... A-20
          6.16 Legal Proceedings............................................ A-21
          6.17 Reports...................................................... A-22
          6.18 Statements True and Correct.................................. A-22
          6.19 Accounting, Tax and Regulatory Matters....................... A-22
          6.20 State Takeover Laws.......................................... A-22
          6.21 Charter Provisions........................................... A-22
          6.22 Board Action................................................. A-23
          6.23 Quitman Federal Board Membership............................. A-23

ARTICLE 7 CONDUCT OF BUSINESS PENDING CONSUMMATION
          7.1  Affirmative Covenants of Each Party.......................... A-23
          7.2  Negative Covenants of Quitman................................ A-23
          7.3  Negative Covenants of Colony................................. A-24
          7.4  Adverse Changes in Condition................................. A-25
          7.5  Reports...................................................... A-25

ARTICLE 8 ADDITIONAL AGREEMENTS
          8.1  Registration Statement; Proxy Statement; Shareholder Approval A-25
          8.2  Exchange Listing............................................. A-26
          8.3  Applications................................................. A-26
          8.4  Filings with State Offices................................... A-26
          8.5  Agreement as to Efforts to Consummate........................ A-26
          8.6  Investigation and Confidentiality............................ A-26
          8.7  Press Releases............................................... A-27
          8.8  Certain Actions.............................................. A-27
          8.9  No Solicitation.............................................. A-27
          8.10 Tax Treatment................................................ A-28
          8.11 State Takeover Laws.......................................... A-29
          8.12 Charter Provisions........................................... A-29
          8.13 Agreement of Affiliates...................................... A-29
          8.14 Employee Benefits and Contracts.............................. A-29
          8.15 Indemnification.............................................. A-29

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
          9.1  Conditions to Obligations of Each Party...................... A-30
          9.2  Conditions to Obligations of Colony.......................... A-31
          9.3  Conditions to Obligations of Quitman......................... A-32

                                      ii-

ARTICLE 10 TERMINATION
           10.1  Termination.................................. A-32
           10.2  Effect of Termination........................ A-33
           10.3  Non-Survival of Representations and Covenants A-33

ARTICLE 11 MISCELLANEOUS
           11.1  Definitions.................................. A-34
           11.2  Expenses..................................... A-40
           11.3  Brokers and Finders.......................... A-41
           11.4  Entire Agreement............................. A-41
           11.5  Amendments................................... A-41
           11.6  Waivers...................................... A-41
           11.7  Assignment................................... A-42
           11.8  Notices...................................... A-42
           11.9  Governing Law................................ A-42
           11.l0  Counterparts................................ A-42
           11.11 Captions; Articles and Sections.............. A-42
           11.12 Interpretations.............................. A-42
           11.13 Severability................................. A-43

SIGNATURES.................................................... A-43

                         AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of October 22, 2001, by and between COLONY BANKCORP, INC. ("Colony"), a Georgia corporation, and QUITMAN BANCORP, INC. ("Quitman"), a Georgia corporation.

                                   Preamble

   The respective Boards of Directors of Quitman and Colony are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the merger of Quitman with and into Colony. At the effective time of such merger, the outstanding shares of the capital stock of Quitman shall be converted into the right to receive shares of the common stock of Colony and cash (except as provided herein). As a result, shareholders of Quitman shall become shareholders of Colony and Colony shall continue to conduct the business and operations of Quitman. The transactions described in this Agreement are subject to the approvals of the shareholders of Quitman, the Board of Governors of the Federal Reserve System, Department of Banking and Finance of the State of Georgia, the Office of Thrift Supervision, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and to the extent of the Stock Consideration no gain or loss will be recognized by the Quitman shareholders, and for accounting purposes shall be treated as a purchase.

   Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

   NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1
                       TRANSACTIONS AND TERMS OF MERGER

   1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Quitman shall be merged with and into Colony in accordance with the provisions of Section 14-2-1101 of the GBCC and with the effect provided in
Section 14-2-1106 of the GBCC (the "Merger"). Colony shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Georgia. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Quitman and Colony.

   1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

   1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the fifth business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Quitman approve this Agreement to the extent required by applicable Law.

                                   ARTICLE 2
                                TERMS OF MERGER

   2.1 Charter. The Articles of Incorporation of Colony in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

   2.2 Bylaws. The Bylaws of Colony in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

   2.3 Directors and Officers. The directors of Colony in office immediately prior to the Effective Time shall serve as the initial directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Colony in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

   3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Colony, Quitman, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of capital stock of Colony issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of Quitman Common Stock (including any shares currently subject to options which are exercised with cash or Option Shares pursuant to Section 3.2 and any Quitman shares issued that increases the number of outstanding shares of Quitman common stock under Quitman's Restricted Stock Plan prior to the Effective Time) outstanding immediately prior to the Effective Time, other than shares with respect to which the holders thereof, prior to the Effective Time, met the requirements of, and perfected their dissenters' rights under Article 13 of the GBCC with respect to shareholders dissenting from the Merger (the "Dissenting Shares"), and shares held by Quitman or by Colony or any of the Colony Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall automatically be converted at the Effective Time into the right to receive its Pro-Rata Share of the Cash Consideration and the Stock Consideration (plus cash in lieu of fractional shares pursuant to subsection (c) below, if applicable), respectively. It is anticipated Quitman will have issued and outstanding at the Effective Time 507,262 common shares and 30,307.6431 option equivalent shares which when divided into the Cash Consideration and stock consideration each Quitman shareholder should receive $4.41 cash and .683 shares of Colony Common Stock for each share of Quitman Common Stock. The actual amount of cash and Colony Common Stock each Quitman Shareholder will receive for each share of Quitman Common Stock the amount of cash and fraction of Colony Common Stock determined by the formula in the first sentence of this Section 3.1(b).

          (c) Notwithstanding any other provision of this Agreement, each holder of outstanding Quitman Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Colony Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Colony Common Stock multiplied by $12.00. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

          (d) Each share of the Quitman Common Stock that is not an outstanding Quitman Share as of the Effective Time shall be canceled without consideration therefor.

          (e) No Dissenting Shares shall be converted in the Merger. All such shares shall be canceled and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Article 13 of the GBCC; provided, however, that if any such shareholder fails to perfect his or her rights as a dissenting shareholder with respect to his or her Dissenting Shares in accordance with Article 13 of the GBCC, such shares held by such shareholder shall, upon the happening of that event, be treated the same as all other holders of Quitman Common Stock who at the Effective Time held outstanding Quitman Shares.

   3.2 Conversion of Options. Each option, if any, to purchase shares of Quitman Common Stock issued by Quitman that is outstanding and unexercised immediately prior to the Effective Time ("Quitman Options") shall be canceled upon consummation of the Merger, and all rights in respect thereof will cease to exist. As consideration for the cancellation of all of the Quitman Options, as of the Effective Time, each holder of Quitman Options (each, a "Holder") shall be entitled to receive a portion of the Aggregate Merger Consideration (plus cash in lieu of fractional shares pursuant to subparagraph 3.1(c) above, if applicable) equal to the aggregate number of Option Shares to which such Option Holder is entitled hereunder multiplied by a Pro-Rata Share of the Cash Consideration and the Stock Consideration, respectively. The name of each Holder and the number of equivalent Quitman Shares the Option Holders shall be entitled to receive in consideration of the Quitman Options (the "Option Shares") applicable to such Holder is set forth on Exhibit "A" hereto and Quitman shall use its best efforts to have each Option Holder execute the letter agreement in the form of Exhibit "D" hereto.

   3.3 Quitman's Restricted Stock Plan. After the date of execution of this Agreement and public announcement of the transaction, Quitman will, to the extent possible, purchase in the open market a sufficient number of its common shares to satisfy the distribution requirements of the Quitman Restricted Stock Plan required as the result of the change in control of the company. As of the Effective Time all of the stock in the Stock Plan will be distributed to participants pursuant to the terms of the Plan and the Plan will be terminated. Quitman agrees that to the extent it is unable to repurchase a sufficient number of its common shares prior to the Effective Time to satisfy the distribution requirements of the Plan, it will pay pro rata to the participants cash in the amount of $12.61 for each share of Quitman common stock that Quitman was unable to purchase in the open market and is distributable at the Effective Time. Quitman shall use its best efforts to cause each participant to sign the letter agreement in the form of Exhibit "D" to this Agreement agreeing to accept $12.61 per share in cash in lieu of the shares of Quitman Common Stock distributable at the Effective Time to the extent of such participants' pro rata share of the Quitman common shares that Quitman is unable to purchase in the open market to satisfy the distribution requirements prior to the Effective Time.

   3.4 Quitman Employee Stock Ownership Plan. Immediately following the Effective Time the Quitman Employee Stock Ownership Plan will be terminated pursuant to the terms of the Plan. From the cash part of the consideration paid for the Quitman shares, the Quitman Employee Stock Ownership Plan will repay all or a portion of the outstanding indebtedness to Quitman. Additionally any balance of the loan will be due and payable as of the Effective Time and the trustees of the Employee Stock Ownership Plan will sell a sufficient number of the Colony shares received as proceeds of the Merger to satisfy all liabilities of the Plan. The Plan assets will then be held and distributed to participants pursuant to the terms of the Plan.

   3.5 Quitman 401(k) Profit Sharing Plan. Quitman will terminate its 401(k) Profit Sharing Plan and the benefits will be held and distributed to participants pursuant to the terms of the Plan.

   3.6 Quitman Federal Savings and Loan Association Executive and Director Indexed Salary Continuation Plans. The Quitman Federal Savings and Loan Association Executive and Director Indexed Salary Continuation Plans, the Agreements thereunder, and the related Life Insurance Endorsement Method Split Dollar Plan Agreements will be continued by Colony after the Effective Time pursuant to the terms of such Plans and

Agreements as in effect until all benefits thereunder have been fully paid, however, no new participants shall be added to the Plans after the date of execution of this Agreement without the specific written consent of Colony.

                                   ARTICLE 4
                              EXCHANGE OF SHARES

   4.1 Exchange Procedures. Prior to the Effective Time, Colony shall select a bank or trust company reasonably acceptable to Quitman to act as exchange agent (the "Exchange Agent") to effectuate the delivery of the Merger Consolidation to holders of Quitman Common Stock. Promptly following the Effective Time, the Exchange Agent shall send to each holder of Outstanding Quitman Shares immediately prior to the Effective Time a form of letter of transmittal (the "Letter of Transmittal") for use in exchanging certificates previously evidencing shares of Quitman Common Stock ("Old Certificates"). The Letter of Transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of any cash and certificates representing Colony Common Stock, which certificates shall be deposited with the Exchange Agent by Colony as of the Effective Time. If any certificates for shares of Colony Common Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. Unless and until Old Certificates or evidence that such certificates have been lost, stolen, or destroyed accompanied by such security or indemnity as shall be requested by Quitman) are presented to the Exchange Agent, the holder thereof shall not be entitled to the consideration to be paid in exchange therefor pursuant to the Merger, to any dividends payable on any Colony Common Stock to which he or she is entitled, or to exercise any rights as a shareholder of Colony Common Stock. Subject to applicable law and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, upon surrender of his or her Old Certificates, the holder thereof shall be paid the consideration to which he or she is entitled. All such property, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one (1) year from the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to Colony, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable laws and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, look as a general creditor only to Colony for payment or delivery of such property. In no event will any holder of Quitman Common Stock exchanged in the Merger be entitled to receive any interest on any amounts held by the Exchange Agent or Colony of the Merger Consideration.

   4.2 Rights of Former Quitman Shareholders. At the Effective Time, the stock transfer books of Quitman shall be closed as to holders of Quitman Common Stock immediately prior to the Effective Time and no transfer of Quitman Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Quitman Common Stock (other than shares to be canceled pursuant to Sections 3.2 and 3.3) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Quitman in respect of such shares of Quitman Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Quitman shall be entitled to vote after the Effective Time at any meeting of Colony shareholders the number of whole shares of Colony Common Stock into which their respective shares of Quitman Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Colony Common Stock in accordance with the provisions of this Agreement.

   Whenever a dividend or other distribution is declared by Colony on the Colony Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Colony Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Colony Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1. However, upon surrender of such Certificate, both the Colony Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate.

                                   ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF QUITMAN

   Quitman hereby represents and warrants to Colony as follows:

   5.1 Organization, Standing, and Power. Quitman is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Quitman is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. The minute book and other organizational documents for Quitman have been made available to Colony for its review and, except as disclosed in Section 5.1 of the Quitman Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

   5.2 Authority of Quitman; No Breach By Agreement.

          (a) Quitman has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Quitman, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of Quitman Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Quitman. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Quitman, enforceable against Quitman in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by Quitman, nor the consummation by Quitman of the transactions contemplated hereby, nor compliance by Quitman with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Quitman's Articles of Incorporation or Bylaws or the charter, certificate or articles of incorporation or bylaws of any Quitman Subsidiary or any resolution adopted by the board of directors or the shareholders of any Quitman Entity, or (ii) except as disclosed in Section 5.2 of the Quitman Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Quitman Entity under, any Contract or Permit of any Quitman Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Quitman Entity or any of their respective material Assets (including any Colony Entity or any Quitman Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Colony Entity or any Quitman Entity being reassessed or revalued by any Taxing authority).

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Quitman of the Merger and the other transactions contemplated in this Agreement.

   5.3 Capital Stock.

          (a) The authorized capital stock of Quitman consists of (a) 4,000,000 shares of $.10 par value per share Quitman Common Stock, of which 661,250 shares are issued, 507,262 shares are outstanding and 153,988 shares are held in treasury as of the date of this Agreement and (b) 1,000,000 shares of no par value per share preferred stock of which none are issued or outstanding. All of the issued and outstanding shares of capital stock of Quitman are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of Quitman has been issued in violation of any preemptive rights of the current or past shareholders of Quitman.

          (b) Except as set forth in Section 5.3(a), or as provided in the Quitman Stock Option Agreement, or as disclosed in Section 5.3(b) of the Quitman Disclosure Memorandum, there are no shares of capital stock, preferred stock or other equity securities of Quitman outstanding and no outstanding Equity Rights relating to the capital stock of Quitman.

   5.4 Quitman Subsidiaries. Quitman has disclosed in Section 5.4 of the Quitman Disclosure Memorandum all of the Quitman Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Quitman Subsidiaries that are general or limited partnerships, limited liability companies, or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the Quitman Disclosure Memorandum, Quitman or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Quitman Subsidiary including but not limited to Quitman Federal Savings Bank ("Quitman Federal"). No capital stock (or other equity interest) of any Quitman Subsidiary is or may become required to be issued (other than to another Quitman Entity) by reason of any Equity Rights, and there are no Contracts by which any Quitman Subsidiary is bound to issue (other than to another Quitman Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Quitman Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Quitman Subsidiary (other than to another Quitman Entity). There are no Contracts relating to the rights of any Quitman Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Quitman Subsidiary. All of the shares of capital stock (or other equity interests) of each Quitman Subsidiary held by a Quitman Entity are fully paid and nonassessable and are owned by the Quitman Entity free and clear of any Lien. Except as disclosed in Section 5.4 of the Quitman Disclosure Memorandum, each Quitman Subsidiary is either a depository institution or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Quitman Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. Each Quitman Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

   5.5  SEC Filings; Financial Statements.

          (a) Quitman has timely filed and made available to Colony all SEC Documents required to be filed by Quitman since December 31, 1998 (the "Quitman SEC Reports"). The Quitman SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Quitman SEC Reports or necessary in order to make the statements in such Quitman SEC Reports, in light of the circumstances under which they were made, not misleading. No Quitman Subsidiary is required to file any SEC Documents.

          (b) Each of the Quitman Financial Statements (including, in each case, any related notes) contained in the Quitman SEC Reports, including any Quitman SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Quitman and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

   5.6 Absence of Undisclosed Liabilities. No Quitman Entity has any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP that are reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Quitman as of June 30, 2001, included in the Quitman Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Quitman Entity has incurred or paid any Liability since June 30, 2001, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

   5.7 Absence of Certain Changes or Events. Since June 30, 2001, except as disclosed in the Quitman Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Quitman Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, and (ii) the Quitman Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Quitman provided in Article 7.

   5.8 Tax Matters.

          (a) All Tax Returns required to be filed by or on behalf of any of the Quitman Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Quitman Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Quitman Material Adverse Effect, except as reserved against in the Quitman Financial Statements delivered prior to the date of this Agreement or as disclosed in Section
       5.8 of the Quitman Disclosure Memorandum. Quitman's federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the Quitman Entities, except for any such Liens which are not reasonably likely to have a Quitman Material Adverse Effect.

          (b) None of the Quitman Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

          (c) The provision for any Taxes due or to become due for any of the Quitman Entities for the period or periods through and including the date of the respective Quitman Financial Statements that has been made and is reflected on such Quitman Financial Statements is sufficient to cover all such Taxes.

          (d) Deferred Taxes of the Quitman Entities have been provided for in accordance with GAAP.

          (e) Except for a Tax Allocation Agreement between Quitman FSB and Quitman, none of the Quitman Entities is a party to any Tax allocation or sharing agreement and none of the Quitman Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Quitman) or has any Liability for Taxes of any Person (other than Quitman and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

          (f) Each of the Quitman Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

          (g) Except as disclosed in Section 5.8 of the Quitman Disclosure Memorandum, none of the Quitman Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

          (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Quitman Entities that occurred during or after any Taxable Period in which the Quitman Entities incurred a net operating loss that carries over to any Taxable Period ending after December 31, 2000.

   5.9 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Quitman included in the most recent Quitman Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Quitman included in the Quitman Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Quitman Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Quitman Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Quitman Material Adverse Effect.

   5.10 Assets.

          (a) Except as disclosed in Section 5.10 of the Quitman Disclosure Memorandum or as disclosed or reserved against in the Quitman Financial Statements delivered prior to the date of this Agreement, the Quitman Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Quitman Material Adverse Effect. All tangible properties used in the businesses of the Quitman Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Quitman's past practices.

          (b) All Assets which are material to Quitman's business on a consolidated basis, held under leases or subleases by any of the Quitman Entities, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

          (c) The Quitman Entities have paid all amounts due and payable under any insurance policies and guarantees applicable to Quitman Entitles and their assets and operations; all such insurance policies and guarantees are in full force and effect, and all Quitman's material properties are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are adequate and are consistent with past practice and experience. None of the Quitman Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $10,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Quitman Entity under such policies.

          (d) The Assets of the Quitman Entities include all Assets required to operate the business of the Quitman Entities as presently conducted.

   5.11 Intellectual Property. Each Quitman Entity owns or has a license to use all of the Intellectual Property used by such Quitman Entity in the course of its business. Each Quitman Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Quitman Entity in connection with such Quitman Entity's business operations, and such Quitman Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Quitman Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Quitman threatened, which challenge the rights of any Quitman Entity with respect to Intellectual Property used, sold or licensed by such Quitman Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Quitman Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.11 of the Quitman Disclosure Memorandum, no Quitman Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.11 of the Quitman Disclosure Memorandum, no officer, director or employee of any Quitman Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Quitman Entity.

   5.12 Environmental Matters.

          (a) To the Knowledge of Quitman, each Quitman Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

          (b) To the Knowledge of Quitman, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Quitman Entity or any of its Operating Properties or Participation Facilities (or Quitman in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Quitman Entity or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

          (c) During the period of (i) any Quitman Entity's ownership or operation of any of their respective current properties, (ii) any Quitman Entity's participation in the management of any Participation Facility, or (iii) any Quitman Entity's holding of a security interest in a Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. Prior to the period of (i) any Quitman Entity's ownership or operation of any of their respective current properties, (ii) any Quitman Entity's participation in the management of any Participation Facility, or (iii) any Quitman Entity's holding of a security interest in a Operating Property, to the Knowledge of Quitman, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

   5.13 Compliance with Laws. Quitman is duly registered as a savings and loan holding company under the supervision of the Office of Thrift Supervision. Each Quitman Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. Except as disclosed in Section 5.13 of the Quitman Disclosure Memorandum, none of the Quitman Entities:

          (a) is in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

          (b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect; or

          (c) since January 1, 1998, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Quitman Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect,
       (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, or (iii) requiring any Quitman Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

   Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Colony.

   5.14 Labor Relations. No Quitman Entity is the subject of any Litigation asserting that it or any other Quitman Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Quitman Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Quitman Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any Quitman Entity, pending or threatened, or to the Knowledge of Quitman, is there any activity involving any Quitman Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

   5.15 Employee Benefit Plans.

          (a) Quitman has disclosed in Section 5.15 of the Quitman Disclosure Memorandum, and has delivered or made available to Colony prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, employee stock ownership, deferred compensation, stock option, employee stock ownership, severance pay, vacation, cash or stock bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Quitman Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Quitman Benefit Plans"). Any of the Quitman Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Quitman ERISA Plan." Each Quitman ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Quitman Pension Plan." No Quitman Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

          (b) All Quitman Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. Each Quitman ERISA Plan which is intended to be qualified under Section 40 1(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Quitman is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Quitman Entity has engaged in a transaction with respect to any Quitman Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Quitman Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

          (c) No Quitman Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuation. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Quitman Pension Plan, (ii) no change in the actuarial assumptions with respect to any Quitman Pension Plan, and (iii) no increase in benefits under any Quitman Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Quitman Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Quitman Entity, or the single-employer plan of any entity which is considered one employer with Quitman under Section 4001 of ERISA or
       Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Quitman Material Adverse Effect. No Quitman Entity has provided, or is required to provide, security to a Quitman Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

          (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Quitman Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Quitman Material Adverse Effect. No Quitman Entity has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Quitman Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Quitman Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Except as disclosed in Section 5.15 of the Quitman Disclosure Memorandum, no Quitman Entity has any Liability for retiree health and life benefits under any of the Quitman Benefit Plans and there are no restrictions on the rights of such Quitman Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Quitman Material Adverse Effect.

          (f) Except as disclosed in Section 5.15 of the Quitman Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Quitman Entity from any Quitman Entity under any Quitman Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Quitman Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Quitman Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Quitman Financial Statements to the extent required by and in accordance with GAAP.

   5.16 Material Contracts. Except as disclosed in Section 5.16 of the Quitman Disclosure Memorandum or otherwise reflected in the Quitman Financial Statements, none of the Quitman Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by any Quitman Entity or the guarantee by any Quitman Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which prohibits or restricts any Quitman Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among Quitman Entities, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (vi) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Quitman Entity, (vii) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $25,000), (viii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet which is a financial derivative Contract, and
(ix) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-KSB filed by Quitman with the SEC as of the date of this Agreement that has not been filed as an exhibit to Quitman's Form 10-KSB filed for the fiscal year ended September 30, 2000, or in an SEC Document and identified to Colony (the "Quitman Contracts"). With respect to each Quitman Contract and except as disclosed in Section 5.16 of the Quitman Disclosure
Memorandum: (i) the Contract is in full force and effect; (ii) no Quitman Entity is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect; (iii) no Quitman Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Quitman, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, or has repudiated or waived any material provision thereunder. All of the indebtedness of any Quitman Entity for money borrowed is prepayable at any time by such Quitman Entity without penalty or premium.

   5.17 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Quitman, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Quitman Entity, or against any director, employee or employee benefit plan of any Quitman Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Quitman Entity, that are reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect. Section 5.17 of the Quitman Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Quitman Entity is a party and which names a Quitman Entity as a defendant or cross-defendant or for which any Quitman Entity has any potential Liability.

   5.18 Reports. Since January 1, 1998, or the date of organization if later, each Quitman Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

   5.19 Statements True and Correct. None of the information supplied or to be supplied by any Quitman Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Colony with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Quitman Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to each Party's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by a Quitman Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of Quitman and Colony, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any Quitman Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

   5.20 Accounting, Tax and Regulatory Matters. No Quitman Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

   5.21 State Takeover Laws. Each Quitman Entity has taken or will take all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Sections 14-2-1111 and 14-2-1132 of the GBCC.

   5.22 Charter Provisions. Each Quitman Entity has taken, or will take, all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any Quitman Entity or restrict or impair the ability of Colony or any of its Subsidiaries to vote, or otherwise to exercise therights of a shareholder with respect to, shares of any Quitman Entity that or indirectly acquired or controlled by them.

   5.23 Directors' Agreements. Each of the directors and executive officers of Quitman has executed and delivered to Colony an agreement in substantially the form of Exhibit C (the "Quitman Directors' Agreements).

   5.24 Board Recommendation. The Board of Directors of Quitman, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Quitman Directors' Agreements and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and
(ii) resolved to recommend that the holders of the shares of Quitman Common Stock approve this Agreement.

                                   ARTICLE 6
                   REPRESENTATIONS AND WARRANTIES OF COLONY

   Colony hereby represents and warrants to Quitman as follows:

   6.1 Organization, Standing and Power. Colony is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Colony is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect. The minute book and other organizational documents for Colony have been made available to Quitman for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

   6.2 Authority; No Breach By Agreement.

          (a) Colony has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Colony. This Agreement represents a legal, valid, and binding obligation of Colony, enforceable against Colony in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by Colony, nor the consummation by Colony of the transactions contemplated hereby, nor compliance by Colony with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Colony's Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Colony Subsidiary or any resolution adopted by the board of directors or the shareholders of any Colony Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Colony Entity under, any Contract or Permit of any Colony Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Colony Entity or any of their respective material Assets (including any Colony Entity or any Quitman Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Colony Entity or any Quitman Entity being reassessed or revalued by any Taxing authority).

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the Nasdaq National Market, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by Colony of the Merger and the other transactions contemplated in this Agreement.

   6.3 Capital Stock.

          (a) The authorized capital stock of Colony consists of 20,000,000 shares of Colony Common Stock, of which 4,445,526 shares are issued, 4,445,526 shares are outstanding and no shares are held in treasury as of the date of this Agreement. All of the issued and outstanding shares of Colony Common Stock are, and all of the shares of Colony Common Stock to be issued in exchange for shares of Quitman Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of Colony Common Stock has been, and none of the shares of Colony Common Stock to be issued in exchange for shares of Quitman Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Colony.

          (b) Except as previously disclosed there are no shares of capital stock, preferred stock or other equity securities of Colony outstanding and no outstanding Equity Rights relating to the capital stock of Colony.

   6.4 Colony Subsidiaries. Except as previously disclosed all of the Colony Subsidiaries as of the date of this Agreement that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Colony Subsidiaries that are general or limited partnerships, limited liability companies, or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Colony or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Colony Subsidiary. No capital stock (or other equity interest) of any Colony Subsidiary are or may become required to be issued (other than to another Colony Entity) by reason of any Equity Rights, and there are no Contracts by which any Colony Subsidiary is bound to issue (other than to another Colony Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Colony Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Colony Subsidiary (other than to another Colony Entity). There are no Contracts relating to the rights of any Colony Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Colony Subsidiary. All of the shares of capital stock (or other equity interests) of each Colony Subsidiary held by a Colony Entity are fully paid and (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable and are owned by the Colony Entity free and clear of any Lien. Each Colony Subsidiary is either a bank or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Colony Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect. Each Colony Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

   6.5 SEC Filings; Financial Statements.

          (a) Colony has timely filed and made available to Quitman all SEC Documents required to be filed by Colony since December 31, 1998 (the "Colony SEC Reports"). The Colony SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Colony SEC Reports or necessary in order to make the statements in such Colony SEC Reports, in light of the circumstances under which they were made, not misleading. No Colony Subsidiary is required to file any SEC Documents.

          (b) Each of the Colony Financial Statements (including, in each case, any related notes) contained in the Colony SEC Reports, including any Colony SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Colony and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

   6.6 Absence of Undisclosed Liabilities. No Colony Entity has any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP that are reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Colony as of June 30, 2001, included in the Colony Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Colony Entity has incurred or paid any Liability since June 30, 2001, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

   6.7 Absence of Certain Changes or Events. Since June 30, 2001, except as disclosed previously, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, and (ii) the Colony Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Colony provided in Article 7.

   6.8 Tax Matters.

          (a) All Tax Returns required to be filed by or on behalf of any of the Colony Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1997, and on or before the date of the most recent fiscal year-end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Colony Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Colony Material Adverse Effect, except as reserved against in the Colony Financial Statements delivered prior to the date of this Agreement. Colony's federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the Colony Entities, except for any such Liens which are not reasonably likely to have a Colony Material Adverse Effect.

          (b) None of the Colony Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

          (c) The provision for any Taxes due or to become due for any of the Colony Entities for the period or periods through and including the date of the respective Colony Financial Statements that has been made and is reflected on such Colony Financial Statements is sufficient to cover all such Taxes.

          (d) Deferred Taxes of the Colony Entities have been provided for in accordance with GAAP.

          (e) None of the Colony Entities is a party to any Tax allocation or sharing agreement and none of the Colony Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Colony) or has any Liability for Taxes of any Person (other than Colony and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

          (f) Each of the Colony Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

          (g) Except as disclosed in Section 6.8 of the Colony Disclosure Memorandum, none of the Colony Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

          (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Colony Entities that occurred during or after any Taxable Period in which the Colony Entities incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.

   6.9 Allowance for Possible Loan Losses. The Allowance shown on the consolidated balance sheets of Colony included in the most recent Colony Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Colony included in the Colony Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Colony Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Colony Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Colony Material Adverse Effect.

   6.10 Assets.

          (a) Except as previously disclosed or as disclosed or reserved against in the Colony Financial Statements delivered prior to the date of this Agreement, the Colony Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Colony Material Adverse Effect. All tangible properties used in the businesses of the Colony Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Colony's past practices.

          (b) All Assets which are material to Colony's business on a consolidated basis, held under leases or subleases by any of the Colony Entities, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

          (c) The Colony Entities currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer banking organizations. None of the Colony Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance for amounts exceeding in any individual case $20,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Colony Entity under such policies.

          (d) The Assets of the Colony Entities include all assets required to operate the business of the Colony Entities as presently conducted.

   6.11 Intellectual Property. Each Colony Entity owns or has a license to use all of the Intellectual Property used by such Colony Entity in the course of its business. Each Colony Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Colony Entity in connection with such Colony Entity's business operations, and such Colony Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Colony Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Colony threatened, which challenge the rights of any Colony Entity with respect to Intellectual Property used, sold or licensed by such Colony Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Colony Entities does not infringe any Intellectual Property of any other person. No Colony Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. No officer, director or employee of any Colony Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Colony Entity.

   6.12 Environmental Matters.

          (a) To the Knowledge of Colony, each Colony Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

          (b) To the Knowledge of Colony, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Colony Entity or any of its Operating Properties or Participation Facilities (or Colony in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Colony Entity or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

          (c) During the period of (i) any Colony Entity's ownership or operation of any of their respective current properties, (ii) any Colony Entity's participation in the management of any Participation Facility, or (iii) any Colony Entity's holding of a security interest in a Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect. Prior to the period of (i) any Colony Entity's ownership or operation of any of their respective current properties, (ii) any Colony Entity's participation in the management of any Participation Facility, or (iii) any Colony Entity's holding of a security interest in a Operating Property, to the Knowledge of Colony, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

   6.13 Compliance with Laws. Colony is duly registered as a bank holding company under the BHC Act. Each Colony Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect. None of the Colony Entities:

          (a) is in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments); or

          (b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect; or

          (c) since December 31, 1998 has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Colony Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, or (iii) requiring any Colony Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

   Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Quitman.

   6.14 Labor Relations. No Colony Entity is the subject of any Litigation asserting that it or any other Colony Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Colony Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Colony Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any Colony Entity, pending or threatened, or to the Knowledge of Colony, is there any activity involving any Colony Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

   6.15 Employee Benefit Plans.

          (a) Colony has previously disclosed and has delivered or made available to Quitman prior to the execution of this Agreement copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Colony Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Colony Benefit Plans"). Any of the Colony Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Colony ERISA Plan." Each Colony ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Colony Pension Plan." No Colony Pension Plan is or has been a multi-employer plan within the meaning of Section 3(3 7) of ERISA.

          (b) All Colony Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect. Each Colony ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Colony is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Colony Entity has engaged in a transaction with respect to any Colony Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Colony Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

          (c) No Colony Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuation. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of a Colony Pension Plan, (ii) no change in the actuarial assumptions with respect to any Colony Pension Plan, and (iii) no increase in benefits under any Colony Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Colony Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Colony Entity, or the single-employer plan of any ERISA Affiliate has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Colony Material Adverse Effect. No Colony Entity has provided, or is required to provide, security to a Colony Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

          (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Colony Entity with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Colony Material Adverse Effect. No Colony Entity has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Colony Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Colony Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Except as previously disclosed, no Colony Entity has any Liability for retiree health and life benefits under any of the Colony Benefit Plans and there are no restrictions on the rights of such Colony Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Colony Material Adverse Effect.

          (f) Except as previously disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Colony Entity from any Colony Entity under any Colony Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Colony Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Colony Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Colony Financial Statements to the extent required by and in accordance with GAAP.

   6.16 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Colony, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Colony Entity, or against any director, employee or employee benefit plan of any Colony Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any

Colony Entity, that are reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect.

   6.17 Reports. Since December 31, 1998, or the date of organization if later, each Colony Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Colony Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

   6.18 Statements True and Correct. None of the information supplied or to be supplied by any Colony Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Colony with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Colony Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to each Party's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by any Colony Entity or any Affiliate thereof with the SEC or any other, Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of Quitman and Colony, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any Colony Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

   6.19 Accounting, Tax and Regulatory Matters. No Colony Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

   6.20 State Takeover Laws. Each Colony Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Sections 14-2-1111 and 14-2-1132 of the GBCC.

   6.21 Charter Provisions. Each Colony Entity has taken all action so that the entering into of this Agreement and the Colony Stock Option Agreement and the consummation of the Merger and the other transactions contemplated hereby and thereby, including the acquisition of shares pursuant to, or other exercise of rights under, the Colony Stock Option Agreement, do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any Colony Entity or restrict or impair the ability of Quitman or any Quitman shareholder to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Colony Common Stock that may be directly or indirectly acquired or controlled by them.

   6.22 Board Action. The Board of Directors of Colony, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders.

   6.23 Quitman Federal Board Membership. It is the intention of Colony to maintain for a period of at least three (3) years the current board of directors of Quitman Federal and pay substantially similar board fees to such Quitman Federal Directors in return for their continued service to Quitman Federal or Colony.

                                   ARTICLE 7
                   CONDUCT OF BUSINESS PENDING CONSUMMATION

   7.1 Affirmative Covenants of Each Party. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) materially adversely affect the ability of either Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.

   7.2 Negative Covenants of Quitman. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Colony shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Quitman covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

          (a) amend the Articles of Incorporation, Bylaws or other governing instruments of any Quitman Entity; or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Quitman Entity to another Quitman Entity) in excess of an aggregate of $50,000 (for the Quitman Entities on a consolidated basis) except in the ordinary course of the business of Quitman Subsidiaries consistent with past practices (which shall include, for Quitman Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Quitman Entity of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Quitman Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Quitman Entity (except for purchases in the open market of shares to fund the Quitman Federal Savings Bank Restricted Stock Plan), or declare or pay any dividend or make any other distribution in respect of Quitman's capital stock.

          (d) issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Quitman Common Stock or any other capital stock of any Quitman Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

          (e) adjust, split, combine or reclassify any shares of Quitman Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Quitman Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any Quitman Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Quitman Entity) or (y) any Asset having a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities, U.S. Government agency securities or obligations of the State of Georgia, or any subdivisions thereof which have maturities of seven years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Quitman Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) foreclosures in the ordinary course of business, (iii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iv) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any Quitman Entity, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in
       Section 7.2(g) of the Quitman Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Quitman Entity; or grant any material increase in fees or other increases in compensation or other benefits to directors of any Quitman Entity; or

          (h) enter into or amend any employment Contract between any Quitman Entity and any Person (unless such amendment is required by Law) that the Quitman Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any Quitman Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Quitman Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law or contemplated by this Agreement, the terms of such plans or consistent with past practice; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Quitman Entity for material money damages or restrictions upon the operations of any Quitman Entity; or

          (l) except in the ordinary course of business, enter into, modify, amend or terminate any material Contract (including any loan Contract with an unpaid balance exceeding $25,000) or waive, release, compromise or assign any material rights or claims.

   7.3 Negative Covenants of Colony. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Quitman shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein,

Colony covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

          (a) amend the Articles of Incorporation or Bylaws of Colony, in each case, in any manner adverse to the holders of Quitman Common Stock, or

          (b) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Colony Entity, or declare or pay any dividend or make any other distribution in respect of Colony's capital stock, provided that Colony may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Colony Common Stock in accordance with past practice; or

          (c) adjust, split, combine or reclassify any shares of Colony Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Colony Common Stock; or

          (d) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in applicable Tax Laws or regulatory accounting requirements or GAAP; or

          (e) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Colony Entity for material money damages or restrictions upon the operations of any Colony Entity.

   7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect or a Colony Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

   7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

   8.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as reasonably practicable after execution of this Agreement, Colony shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Colony Common Stock upon consummation of the Merger. Quitman shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Colony may reasonably request in connection with such action. Quitman shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meetings, (i) Quitman and Colony shall prepare and file with the SEC a Proxy Statement and prospectus and mail such Proxy Statement and prospectus to Quitman shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement and prospectus,
(iii) subject to Section 8.9 of this Agreement, the Board of Directors of Quitman shall recommend to their shareholders the approval of the matters submitted for approval, and (iv) subject to Section 8.9 of this Agreement, the Board of Directors and officers of Colony shall use their reasonable efforts to obtain such shareholders' approval. Colony shall make all necessary filings with respect to the Merger under the Securities Laws.

   8.2 Exchange Listing. Colony shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of Colony Common Stock to be issued to the holders of Quitman Common Stock pursuant to the Merger, and Colony shall give all notices and make all filings with the Nasdaq National Market required in connection with the transactions contemplated herein.

   8.3 Applications. Colony shall prepare and file, and Quitman shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

   8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Colony shall execute and file the Certificate of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

   8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

   8.6 Investigation and Confidentiality.

          (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

          (b) In addition to the Parties' respective obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted, and incorporated by reference herein each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other Party.

          (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Quitman Material Adverse Effect or a Colony Material Adverse Effect, as applicable.

   8.7 Press Releases. Prior to the Effective Time, Quitman and Colony shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

   8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, neither Party nor any Affiliate thereof nor any Representatives thereof retained by either Party shall directly or indirectly solicit any Acquisition Proposal by any Person. Neither Party nor any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but a Party may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with obligations under Section 14 of the 1934 Act and in accordance with
Section 8.9 of this Agreement. Each Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the details thereof and advise the other Party of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

   8.9 No Solicitation.

          (a) Quitman shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director of employee of, or any investment banker, attorney or other advisor or representative of, Quitman or any of its Subsidiaries to (i) solicit or initiate, or encourage the submission of, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that, subject to compliance with subsection (c) below and after consultation with its legal counsel, the Quitman Board of Directors determines that the failure to do so could constitute a breach by the Quitman Board of Directors of its fiduciary duties to Quitman shareholders under applicable law, Quitman may, in response to an unsolicited Takeover Proposal that (i) was not received in violation of this Section 8.9 and (ii) the Quitman Board of Directors determines in good faith, after receipt of a written opinion of a financial advisor of nationally recognized reputation to such effect, might result in a transaction more favorable to Quitman shareholders than the Merger, (A) furnish information with respect to Quitman to any Person pursuant to a confidentiality agreement and (B) participate in negotiations regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the immediately preceding sentence by any executive officer of Quitman or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of Quitman or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Quitman or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this
       Section 8.9 by Quitman. For purposes of this Agreement, "Takeover Proposal" means an inquiry, proposal or acquisition or purchase of a substantial amount of assets of

       Quitman or any of its Subsidiaries (other than investors in the ordinary course of business) or of over 15% of any class of equity securities of Quitman or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person beneficially owing 15% or more of any class of equity securities of Quitman or any of its Subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Quitman or any of its Subsidiaries other than the transactions contemplated by this Agreement, or any other transaction the consummation of which would reasonably be executed to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to dilute materially the benefits to Colony of the transactions contemplated hereby.

          (b) Except as set forth herein, neither the Board of Directors of Quitman nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Colony the approval or recommendation of such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, after consultation with its legal counsel, the Quitman Board of Directors determines that failure to do so might constitute a breach of its fiduciary duties to Quitman shareholders under applicable law, then, prior to the Shareholders' Meeting, the Quitman Board of Directors may (subject to the terms of this and the following sentences) approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the second Business Day following Colony's receipt of written notice (a "Notice of Superior Proposal") advising Colony that the Quitman Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; provided that Quitman shall not enter into an agreement with respect to a Superior Proposal unless Quitman shall have furnished Colony with written notice no later than 12:00 noon one (1) day in advance of any date that it intends to enter into such agreement. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Quitman Common Stock or Quitman Bank then outstanding or all or substantially all of the assets of Quitman or Quitman Bank and otherwise on terms that the Quitman Board of Directors determines in its good faith judgment (after receipt of a written opinion of a financial advisor of nationally recognized reputation to such effect) to be more favorable to Quitman shareholders than the Merger.

          (c) In addition to the obligations of Quitman set forth in subsection
       (b) above, Quitman shall immediately advise Colony orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry, and the identity of the person making any Takeover Proposal or inquiry, Quitman shall keep Colony full informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

          (d) Nothing contained in this Section 8.9 shall prohibit Quitman from making any disclosure to Quitman's shareholders if the Quitman Board of Directors determines in good faith, after receipt of the advice of outside counsel to such effect, that it is required to do so in order to discharge properly its fiduciary duties to shareholders under applicable law; provided that Quitman does not, except as permitted by subsection
       (b) above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

   8.10 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a tax-free "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes.

   8.11 State Takeover Laws. Each Quitman Entity shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law, including Sections 14-2-1111 and 14-2-1132 of the GBCC.

   8.12 Charter Provisions. Each Quitman Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any Quitman Entity or restrict or impair the ability of Colony or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Quitman Entity that may be directly or indirectly acquired or controlled by them.

   8.13 Agreement of Affiliates. Quitman has disclosed in Section 8.13 of the Quitman Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Quitman for purposes of Rule 145 under the 1933 Act that shall include all participants in the Quitman Restricted Stock Plan. Quitman shall use its reasonable efforts to cause each such Person to deliver to Colony not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit B.

   8.14  Employee Benefits and Contracts.

          (a) All employees of Quitman shall be evaluated by Colony for retention or termination prior to Closing. Colony agrees that for a period of twelve (12) months following the Closing, any employee of Quitman whose employment is involuntarily terminated by Colony for a reason other than just cause on or after the Closing shall be entitled to receive payment for both accrued vacation time and continued payment of salary in effect as of the Closing through the remainder of the one
       (1) year period after Closing.

          (b) All employees of Quitman who continue as employees of Colony after the Merger shall (i) continue their employment and regular salary in effect on the Closing Date until the earlier to occur of their voluntary termination of employment and the date twelve (12) months after the Closing; (ii) receive service credit for employment at Quitman prior to the Closing for purposes of meeting all the eligibility requirements and all vesting requirements for all Colony benefit programs with such employees shall become eligible to participate in on or after the Closing including, but not limited to, health, retirement, vacation and disability plans; (iii) receive service credit for employment at Quitman prior to the Closing for purposes of benefit accrual under all Colony benefit programs, other than Colony retirement plans, including, but not limited to, accrual of vacation pay and sick leave; and (iv) be subject to Colony's employment policies. No such employees or dependents of such employees shall be subject to any uninsured waiting periods or pre-existing condition exclusions under any plan of Colony or its subsidiaries.

          (c) Colony also shall, and shall cause its Subsidiaries to, honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.14 of the Quitman Disclosure Memorandum between any Quitman Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Quitman Benefit Plans.

   8.15 Indemnification.

          (a) For a period of six years after the Effective Time, Colony agrees that all rights to indemnification and all limitations of liability existing in favor of the directors, officers, employees and agents of the Quitman Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of Quitman or, at Quitman's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Georgia Law and as provided in their respective Quitman's Articles of Incorporation and Bylaws as in effect on the date hereof shall survive the Merger and shall continue in full force and effect, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Colony Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Colony and the Indemnified Party.

          (b) Colony shall use its reasonable efforts (and Quitman shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time Quitman's existing directors' and officers' liability insurance policy (provided that Colony may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous or (ii) with the consent of Quitman given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that the Surviving Corporation shall not be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Quitman's directors and officers, 150% of the annual premium payments on Quitman's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Colony shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

          (c) If the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Agreement.

                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

   9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

          (a) Shareholder Approval. The shareholders of Quitman shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and, by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Quitman Material Adverse Effect or a Colony Material Adverse Effect, as applicable. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Colony Common Stock issuable pursuant to the Merger shall have been received.

          (f) NASDAQ Listing. The shares of Colony Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.

          (g) Tax Matters. Each Party shall have received a written opinion of counsel from Martin, Snow, Grant & Napier, LLP, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of
       Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Quitman Common Stock for Colony Common Stock will not give rise to gain or loss to the shareholders of Quitman with respect to such exchange (except to the extent of any cash received).

   9.2 Conditions to Obligations of Colony. The obligations of Colony to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Colony pursuant to Section 11.6(a):

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Quitman set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except for representations and warranties of Quitman in this Agreement set forth in Section 5.3, which shall be true in all respects, the inaccuracies of which relate to matters not reasonably likely to have, a Quitman Material Adverse Effect.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Quitman to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Quitman shall have delivered to Colony (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Quitman and in Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Quitman's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Colony and its counsel shall request.

          (d) Opinion of Counsel. Quitman shall have delivered to Colony opinions of Manatt, Phelps & Phillips, LLP and local counsel, dated as of the Closing Date, covering those matters set forth in Exhibit F hereto, which opinions may be rendered in accordance with the Interpretive Standards on Legal Opinions to Third Parties in Corporate Transactions promulgated by the Corporate and Banking Law Section of the State Bar of Georgia (January 1, 1992) or the American Bar Association (the "Interpretive Standards").

          (e) Affiliate Agreements. Colony shall have received from each affiliate of Quitman the affiliates letter referred to in Section 8.13 and from each Option Holder the letter agreements referred to in Section 3.2.

   9.3 Conditions to Obligations of Quitman. The obligations of Quitman to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Quitman pursuant to Section 11.6(b):

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Colony set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except for representations and warranties of Colony in this Agreement set forth in Section 6.3 which shall be true in all respects the inaccuracies of which relate to matters not reasonably likely to have, a Colony Material Adverse Effect.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Colony to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Opinions of Financial Advisor. Quitman shall have received a written opinion from its financial advisor dated the date the Proxy Statement is mailed to shareholders of Quitman, to the effect that the terms of the Merger, including the Cash Consideration and Stock Consideration, are fair, from a financial point of view, to the shareholders of Quitman.

          (d) Certificates. Colony shall have delivered to Quitman (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Colony and in Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Colony's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Quitman and its counsel shall request.

          (e) Opinion of Counsel. Colony shall have delivered to Quitman an opinion of Martin, Snow, Grant & Napier, LLP, counsel to Colony, dated as of the Closing Date, covering those matters set forth in Exhibit E hereto, which opinion may be rendered in accordance with the Interpretive Standards.

          (f) Employment Contracts. Colony shall have executed employment agreements with those individuals included in Section 9.3 of the Quitman Disclosure Memorandum.

                                  ARTICLE 10
                                  TERMINATION

   10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Quitman, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Boards of Directors Colony and Quitman;
       or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Quitman Material Adverse Effect or a Colony Material Adverse Effect, as applicable, on the breaching Party; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Quitman fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders' Meetings where such matters were presented to such shareholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by May 31, 2002, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of Quitman if the Final Market Price shall be equal or less than $9.60.

          (g) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e); or

          (h) By of the Board of Directors of Quitman in connection with entering into a definitive agreement in accordance with Section 8.9(b) provided that it has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Termination Fee.

   10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and
Article 11 and Section 8.6(b) shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(c) shall entitle the non-breaching Party to the sum of $100,000.00 to be paid by the breach Party, as and for liquidated damages, which shall be the sole remedy of either Party against the other under this Agreement pursuant to O.C.G.A. (S) 13-6-7. The Parties agree that the amount specified as liquidated damages hereunder represents a good faith and reasonable estimate of the Parties of the amount of damages that the non-breaching Party would expect to incur in the event of a default under this Agreement and is not intended as a penalty.

   10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Article 10 and Articles 1, 2, 3, 4 and 11 and Sections 8.12, 8.14 and 8.15.

                                  ARTICLE 11
                                 MISCELLANEOUS

   11.1 Definitions.

          (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

             "1933 Act" shall mean the Securities Act of 1933, as amended.

             "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

             "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

             "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

             "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

             "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

             "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

             "Cash Consideration" shall mean TWO MILLION THREE HUNDRED SEVENTY-TWO THOUSAND EIGHT HUNDRED EIGHTY-FOUR AND NO/100 DOLLARS ($2,372,884.00), subject to adjustment pursuant to Section 11.2 of this Agreement.

             "Certificate of Merger" shall mean the Certificate of Merger to be executed by Colony and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1.

             "Closing Date" shall mean the date on which the Closing occurs.

             "Colony Common Stock" shall mean the $1.00 par value common stock of Colony.

             "Colony Entities" shall mean, collectively, Colony and all Colony Subsidiaries.

             "Colony Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Colony as of December 31, 1999 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1998, 1999 and 2000, as filed by Colony in SEC Documents, (ii) the consolidated balance sheets (including related notes and schedules, if any) of Colony as of December 31, 1999 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1998, 1999 and 2000, as delivered by Colony to Quitman prior to execution of this Agreement, and (iii) the consolidated balance sheets of Colony (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents (including financial statements covering the periods in clause (ii) above) filed with respect to periods ended subsequent to December 31, 2000.

             "Colony Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Colony and its Subsidiaries, taken as a whole, or (ii) the ability of Colony to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of Colony (or any of its Subsidiaries) taken with the prior informed written Consent of Quitman in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Colony, including expenses incurred by Colony in consummating the transactions contemplated by this Agreement.

             "Colony Subsidiaries" shall mean the Subsidiaries of Colony and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Colony in the future and held as a Subsidiary by Colony at the Effective Time.

             "Confidentiality Agreement" shall mean that certain
          Confidentiality Agree-ment, dated May 10, 2001, between Quitman and Colony.

             "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

             "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

             "Default" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

             "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

             "Equity Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

             "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

             "Exhibits" A through F, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached thereto.

             "Final Market Price" shall mean, the average closing price per share of the "last" real time trades (i.e., closing price) of the Colony Common Stock as reported on the NASDAQ National Market for each of the thirty (30) NASDAQ National Market general market trading days preceding one week prior to the Closing on which the NASDAQ Nation Market was open for business (the "Pricing Period"), provided, however, if there are less than ten (10) business days during such period when Colony Common Stock trades on which there is a closing price, then the Pricing Period shall be extended backwards for such period as is necessary until there are ten (10) days on which Colony Common Stock trades and on which there is a closing price if such extension backwards will result in a lower calculated Final Market Price. In the event the Colony Common Stock does not trade on one or more of the trading days during the Pricing Period (a "No Trade Date"), any such No Trade Date shall be disregarded in computing the average closing price per share of Colony Common Stock and the average shall be based upon the "last" real time trades and number of days on which the Colony Common Stock actually traded during the Pricing Period.

             "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

             "GBCC" shall mean the Georgia Business Corporation Code.

             "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental
          Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

             "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

             "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

             "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, executive or other vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

             "Law" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

             "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

             "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reserva-tion, restriction, security interest, title retention or other security arrangement, or any ad-verse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

             "Litigation" shall mean any action, arbitration, cause of action, claim, com-plaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

             "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

             "NASDAQ National Market" shall mean the National Market System of The NASDAQ Stock Market, Inc.

             "Operating Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

             "Option Shares" shall mean, with respect to each Holder, the number of shares of Quitman Common Stock determined by dividing (a) the total number of shares of Quitman Common Stock that such Holder would be entitled to receive upon the exercise of all of such Holder's outstanding Quitman Options (whether or not such options are then exercisable) multiplied by the difference between $12.61 and the Weighted Average Strike Price for such Holder's Quitman Options, by
          (b) $12.61.

             "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

             "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

             "Party" shall mean either Quitman or Colony, and "Parties" shall mean both Quitman and Colony.

             "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

             "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

             "Proxy Statement" shall mean the proxy statement used by Quitman and Colony to solicit the approval of its respective shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Colony relating to the issuance of the Colony Common Stock to holders of Quitman Common Stock.

             "Quitman Common Stock" shall mean the $.10 par value common stock of Quitman.

             "Quitman Disclosure Memorandum" shall mean the written information entitled "Quitman Bancorp, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Colony describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.
             "Quitman Entities" shall mean, collectively, Quitman and all Quitman Subsidiaries.

             "Quitman Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Quitman as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended September 30, 2000 and 1999, as filed by Quitman in SEC Documents, (ii) the consolidated balance sheets (including related notes and schedules, if any) of Quitman as of September 30, 2000 and 1999, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended September 30, 2000 and 1999, as delivered by Quitman to Colony prior to execution of this Agreement, and (iii) the consolidated balance sheets of Quitman (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents (including financial statements covering the periods in clause (ii) above) filed with respect to periods ended subsequent to June 30, 2001.

             "Quitman Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Quitman and its Subsidiaries, taken as a whole, or (ii) the ability of Quitman to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of Quitman (or any of its Subsidiaries) taken with the prior informed written Consent of Colony in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Quitman, including expenses incurred by Quitman in consummating the transactions contemplated by this Agreement.

             "Quitman Subsidiaries" shall mean the Subsidiaries of Quitman, which shall include the Quitman Federal Savings Bank and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Quitman in the future and held as a Subsidiary by Quitman at the Effective Time.

             "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Colony under the 1933 Act with respect to the shares of Colony Common Stock to be issued to the shareholders of Quitman in connection with the transactions contemplated by this Agreement.

             "Regulatory Authorities" shall mean, collectively, the SEC, the NASDAQ National Market the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Department of Banking and Finance of the State of Georgia, the Office of Thrift Supervision and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

             "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

             "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

             "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

             "Shareholders' Meetings" shall mean the respective meetings of the shareholders of Quitman to be held pursuant to this Agreement, including any adjournment or adjournments thereof

             "Stock Consideration" shall mean 367,156 shares of Colony Common Stock.

             "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

             "Surviving Corporation" shall mean Colony as the surviving corporation resulting from the Merger.

             "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

             "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

          (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:


                  Allowance........................... Section 5.9
                  Quitman Benefit Plans............... Section 5.15
                  Quitman Contracts................... Section 5.16
                  Quitman ERISA Plan.................. Section 5.15
                  Quitman Options..................... Section 3.2
                  Quitman Pension Plan................ Section 5.15
                  Quitman SEC Reports................. Section 5.5(a)
                  Quitman Stock Option Agreement...... Section 5.3
                  Closing............................. Section 1.2
                  Directors' Agreements............... Section 5.23
                  Effective Time...................... Section 1.3
                  ERISA Affiliate..................... Section 5.15(a)
                  Exchange Agent...................... Section 4.1
                  Exchange Ratio...................... Section 3.1(c)
                  Maximum Amount...................... Section 8.15(b)
                  Merger.............................. Section 1.1
                  Option Shares....................... Section 3.2
                  Colony Benefit Plans................ Section 6.15
                  Colony ERISA Plan................... Section 6.15
                  Colony Pension Plan................. Section 6.15
                  Colony SEC Reports.................. Section 6.5(a)
                  Colony Stock Option Agreement....... Section 6.21
                  Takeover Laws....................... Section 5.21
                  Tax Opinion......................... Section 9.1(g)

          (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

   11.2  Expenses.

          (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel; provided, however, that
       (i) the Cash Consideration shall be reduced by an amount equal to all of the cost and fees of Quitman's accountants, attorneys, and Trident Securities, Quitman's financial adviser, in excess of the amounts disclosed in the Quitman Disclosure Memorandum; and (ii) each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration

       Statement and the Proxy Statement and the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

          (b) Quitman shall pay, or cause to be paid, in same day funds to Colony, cash in the amount of $200,000.00 (the "Termination Fee") upon demand if (A) Quitman terminates this Agreement pursuant to Section 10.1(g), or (B) prior to the termination of this Agreement (other than by Quitman pursuant to Section 10.1(c)), a Takeover Proposal described in Section 8.9 shall have been made and within one hundred eighty (180) days of such termination, Quitman enters into an agreement with respect to, or approves or recommends or takes any action to facilitate, such Takeover Proposal.

   11.3 Brokers and Finders. Except for Trident Securities as to Quitman, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Quitman or by Colony, each of Quitman and Colony, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

   11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except for the Confidentiality Agreement).

   11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Quitman Common Stock, there shall be made no amendment that pursuant to Section 14-2-1106 of the GBCC requires further approval by such shareholders without the further approval of such shareholders; and further provided, that after any such approval by the holders of Colony Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Quitman Common Stock will be exchanged for shares of Colony Common Stock shall not be amended after the Colony Shareholders' Meeting in a manner adverse to the holders of Colony Common Stock without any requisite approval of the holders of the issued and outstanding shares of Colony Common Stock entitled to vote thereon.

   11.6 Waivers.

          (a) Prior to or at the Effective Time, Colony, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Quitman, to waive or extend the time for the compliance or fulfillment by Quitman of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Colony under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Colony.

          (b) Prior to or at the Effective Time, Quitman, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Colony, to waive or extend the time for the compliance or fulfillment by Colony of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Quitman under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Quitman.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

   11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

   11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

        Quitman:                 QUITMAN BANCORP, INC.
                                 P. O. Box 592
                                 Quitman, Georgia 31643
                                 Attention: Melvin E. Plair
        With a copy to:          Gregory J. Rubis, Esq.
                                 Manatt, Phelps & Phillips, LLP
                                 1001 Page Mill Road, Bldg. 2
                                 Palo Alto, California 94304
        Colony:                  COLONY BANKCORP, INC.
                                 P. O. Box 989
                                 115 South Grant Street
                                 Fitzgerald, Georgia 31750
                                 Attention: Dan Minix, President and
                                  Chief Executive Officer
        With a copy to:          Edward J. Harrell, Esq.
                                 Martin, Snow, Grant & Napier, LLP
                                 P. O . Box 1606
                                 Macon, Georgia 31202-1606

   11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

   11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

   11.11 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

   11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

   11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

   IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

                                          COLONY BANKCORP, INC.


                                          By: /s/ James D. Minix

                                             ----------------------------------


                                           President

                                          QUITMAN BANCORP, INC.


                                          By:  /s/ Melvin E. Plair

                                             ----------------------------------
                                              President

                                                                     APPENDIX B

                      GEORGIA DISSENTERS' RIGHTS STATUTE

                      GEORGIA DISSENTERS' RIGHTS STATUTE

14-2-1301. Definitions.

As used in this article, the term:

"Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

"Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

"Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

"Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

"Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

"Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

"Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

"Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, (S)(S) 14-2-1301, enacted by Ga. L. 1988, p. 1070, (S)(S) 1; Ga. L. 1993,
p. 1231, (S)(S) 16.)

14-2-1302. Right to dissent.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

   (1)  Consummation of a plan of merger to which the corporation is a party:

      (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

      (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

   (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

   (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

   (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

      (A) Alters or abolishes a preferential right of the shares;

      (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

      (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

      (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

      (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

      (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

   (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

   (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

   (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, (S)(S) 14-2-1302, enacted by Ga. L. 1988, p. 1070, (S)(S) 1; Ga. L. 1989, p. 946, (S)(S) 58; Ga.
L. 1999, p. 405, (S)(S) 11.)

14-2-1303. Dissent by nominees and beneficial owners.

A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, (S)(S) 14-2-1303, enacted by Ga. L. 1988, p. 1070, (S)(S) 1.)

14-2-1320. Notice of dissenters' rights.

(a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, (S)(S) 14-2-1320, enacted by Ga. L. 1988, p. 1070, (S)(S) 1; Ga. L. 1993, p.
1231, (S)(S) 17.)

14-2-1321. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

   (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

   (2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection
(a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, (S)(S) 14-2-1321, enacted by Ga. L. 1988, p. 1070, (S)(S)
1.)

14-2-1322. Dissenters' notice.

(a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article. (Code 1981, (S)(S) 14-2-1322, enacted by Ga. L. 1988, p. 1070, (S)(S) 1.)

14-2-1323. Duty to demand payment.

(a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, (S)(S) 14-2-1323, enacted by Ga. L. 1988, p. 1070, (S)(S) 1.)

14-2-1324. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, (S)(S) 14-2-1324, enacted by Ga. L. 1988, p. 1070, (S)(S) 1.)

14-2-1325. Offer of payment.

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

 (2) A statement of the corporation's estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

 (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

 (5) A copy of this article.

(c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, (S)(S) 14-2-1325, enacted by Ga. L. 1988, p. 1070, (S)(S) 1; Ga. L. 1989, p. 946,
(S)(S) 59; Ga. L. 1993, p. 1231, (S)(S) 18.)

14-2-1326. Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, (S)(S) 14-2-1326, enacted by Ga. L. 1988, p. 1070,
(S)(S) 1; Ga. L. 1990, p. 257, (S)(S) 20.)

14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:


(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code
        Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, (S)(S) 14-2-1327, enacted by Ga. L. 1988, p. 1070,
        (S)(S) 1; Ga. L. 1989, p. 946, (S)(S) 60; Ga. L. 1990, p. 257, (S)(S)
        21; Ga. L. 1993, p. 1231, (S)(S) 19.)

14-2-1330. Court action.

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, (S)(S) 14-2-1330, enacted by Ga.
L. 1988, p. 1070, (S)(S) 1; Ga. L. 1989, p. 946, (S)(S) 61; Ga. L. 1993, p.
1231, (S)(S) 20; Ga. L. 2000, p. 1589, (S)(S) 3.)

14-2-1331. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted. (Code 1981, (S)(S) 14-2-1331, enacted by Ga. L. 1988, p. 1070, (S)(S) 1.)

14-2-1332. Limitation of actions.

No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, (S)(S) 14-2-1332, enacted by Ga. L. 1988,
p. 1070, (S)(S) 1.)

                                                                     APPENDIX C
                         OPINION OF TRIDENT SECURITIES

                                          [GRAPHIC]

         TRIDENT SECURITIES
A DIVISION OF MCDONALD INVESTMENTS INC.
         INVESTMENT BANKING
       THE PINNACLE, SUITE 650
      3455 PEACHTREE ROAD, N.E.
       ATLANTA, GEORGIA 30326
      TELEPHONE (404) 495-2011
      FACSIMILE (404) 495-2008
February 11, 2002
Board of Directors
Quitman Bancorp, Inc.
602 E. Screven Street
Quitman, Georgia 31643

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock (the "Quitman Common Stock") of Quitman Bancorp, Inc. ("Quitman"), of the consideration to be paid by Colony Bankcorp, Inc. ("Colony") pursuant to the Agreement and Plan of Merger, dated as of October 22, 2001 (the "Agreement") by and among Quitman and Colony. Unless otherwise noted, all terms used herein will have the same meaning as defined in the Agreement.

   The Agreement provides for the merger (the "Merger") of Quitman with and into Colony, pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each outstanding share of Quitman Common Stock, other than dissenting shares or shares held by Quitman or Colony, of Quitman, will be exchanged for $4.41 in cash or .683 shares of Colony Common Stock (the "Consideration"), assuming that at closing the Quitman outstanding shares is equal to or less than 507,262 and 30,300 Option Equivalent Shares (as defined in the Agreement) . The terms and conditions of the Merger are more fully set forth in the Agreement.

   Trident Securities ("Trident"), a division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   We have acted as Quitman's financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

    . reviewed Quitman's audited financial statements for each of the years ended September 30, 2001, 2000, 1999, and 1998; Quitman' Annual Report on Form 10-K for the year ended September 30, 2001 and 2000;

    . reviewed Colony's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2000, 1999, and 1998 including the audited financial statements contained therein; and Colony's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

    . reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Quitman and Colony provided to Trident or publicly available;

    . participated in meetings and telephone conferences with members of senior management of Quitman and Colony concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters Trident believed relevant to its inquiry;

    . reviewed certain stock market information for Quitman and Colony common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

    . compared the results of operations and financial condition of Quitman and Colony with that of certain companies which Trident deemed to be relevant for purposes of this opinion;

    . reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident deemed to be relevant for purposes of this opinion;

    . reviewed the Agreement dated October 22, 2001 and certain related documents; and

    .  performed such other reviews and analyses as we have deemed appropriate.

   In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Quitman and Colony contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Quitman or Colony, nor have we made or obtained or been furnished with any independent valuation or appraisal of any of such assets, properties or facilities or any of the liabilities of either Quitman or Colony. With regard to the financial forecasts established and developed for Quitman and Colony with the input of the respective management, as well as projections of cost savings, revenue enhancements and operating synergies, Trident assumed that these forecasts reflected the most reasonable estimates and judgments of Quitman and Colony as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

   This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration, to the holders of Quitman Common Stock, and does not address the underlying business decision by Quitman's Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any Quitman shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Quitman Common Stock may be at the Effective Time of the Merger or as to the prospects of Quitman's business or Colony's business.

   We have acted as financial advisor to Quitman in connection with the Merger and will receive from Quitman a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, as well as Quitman's agreement to indemnify us under certain circumstances. We will also receive a milestone fee in connection with the delivery of this opinion.

   In the ordinary course of business, we may actively trade securities of Quitman and Colony for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this opinion was prepared solely for the confidential use of the Board of Directors and senior management of Quitman and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion does not constitute a recommendation to any stockholder of Quitman as to how such stockholder should vote at the stockholders' meeting held in connection with the Merger. This opinion does not represent an opinion as to what the value of Quitman Common Stock may be at the Effective Time of the Merger or as to the prospects of Quitman's business or Colony's business. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Quitman Common Stock in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel.

   Based upon and subject to the foregoing and such other matters, as we consider relevant, it is our opinion that as of the date hereof, the Consideration is fair, from a financial point of view, to the stockholders of Quitman.

                                          Very truly yours,

                                           /s/ TRIDENT SECURITIES
                                          TRIDENT SECURITIES,
                                          a division of McDonald Investments
                                            Inc.

                                                                     APPENDIX D

                             QUITMAN BANCORP, INC.

                                 ANNUAL REPORT
                                on Form 10-KSB
                              For the Year Ended
                              September 30, 2001

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-KSB

(Mark One)
[X] Annual report pursuant to section 13 or 15 (d) of the Securities Exchange
    Act of 1934

   For the fiscal year ended September 30, 2001

[_] Transition report pursuant to section 13 or 15(d) of the Securities
    Exchange Act of 1934

   For the transition period from    to    .

                          Commission File No. 0-23763

                             Quitman Bancorp, Inc.
                (Name of Small Business Issuer in Its Charter)

                       Georgia                 58-2365866
                   (State or Other          (I.R.S. Employer
                   Jurisdiction of         Identification No.)
                  Incorporation or
                    Organization)
                 602 East Screven Street,Quitman, Georgia 31643
                          (Address of Principal Executive Offices)

                               -----------------
                                   (229) 263-7538
                  (Issuer's Telephone Number, Including Area Code)

                               -----------------

      Securities registered under Section 12(b) of the Exchange Act: None
      Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.10 per share
                               -----------------
                               (Title of Class)

   Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [_]

   Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

   State issuer's revenues for its most recent fiscal year: $5,498,828. The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the average bid and asked price of the registrant's Common Stock on December 4, 2001, was $5.6 million.

   As of December 4, 2001, there were issued and outstanding 507,262 shares of the registrant's Common Stock.

   Transitional Small Business Disclosure Format (check one): YES [_] NO [X]

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Annual Report to Stockholders for the Fiscal Year ended September 30, 2001. (Part II)

                                    PART I

   Quitman Bancorp, Inc. (the "Company" or "Registrant") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this annual report on Form 10-KSB and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

   These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of the Company at managing the risks resulting from these factors.

   The Company cautions that the listed factors are not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Item 1. Description of Business

General

   The Company is a Georgia-chartered corporation organized in December 1997 at the direction of Quitman Federal Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On April 2, 1998, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company. The Company generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's remaining portion of the net proceeds obtained in the Conversion.

   The Bank, which was founded in 1936 under the name Quitman Federal Savings and Loan Association, is a federally chartered stock savings bank headquartered in Quitman, Georgia. The Bank obtained its current name in November 1997. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System.

   The Bank attracts deposits from the general public (primarily certificates of deposit) and uses those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate. The Bank also originates consumer, commercial and construction loans and uses borrowings to fund loans.

   On October 22, 2001, the Company signed a merger agreement with Colony Bankcorp, Inc. If the merger occurs, existing stockholders will receive cash and common stock of Colony Bankcorp, Inc. in exchange for the common stock of the Company.

Competition

   The Bank is one of many financial institutions serving its market area of Brooks County and parts of Lowndes County, Georgia. The competition for deposits comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, finance companies, and multi-state regional banks in the Bank's market area. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional banks, and mortgage bankers.

Lending Activities

   Loan Portfolio Data. Set forth below is selected data relating to the composition of the Company's loan portfolio by type of loan and type of security on the dates indicated:

                                                     At September 30,
                                          -------------------------------------
                                                 2001                2000
                                          ------------------  -----------------
                                          Amount   Percent      Amount   Percent
                                          ------- -------      -------   -------
                                                  (Dollars in thousands)
 Type of Loans:
 Real estate loans:
    One-to-four family residential....... $39,521  71.90%     $36,014     70.64%
 Multi-family (5 or more) dwelling.......   1,277   2.32%         856      1.68
 Non residential.........................   6,665  12.13%       6,160     12.08
 Construction............................   2,765   5.03%       4,156      8.15
 FHLMC pools.............................       1      0%           1       .00
 Share loans.............................     672   1.23%         552      1.08
 Consumer................................   4,061   7.39%       3,249      6.37
                                          ------- ------       -------   ------
                                           54,962 100.00%      50,988    100.00%
                                          ======= ======       =======   ======
 Less:
 Loans in process........................   1,917               1,426
 Allowance for loan losses...............     450                 438
 Deferred loan origination fees and costs      59                  72
                                          -------              -------
 Total loans, net........................ $52,536             $49,052
                                          =======              =======

   Loan Maturity Tables. The following table sets forth the estimated maturity of the Company's loan portfolio at September 30, 2001. The table does not include the effects of possible prepayments or scheduled principal repayments.

   All mortgage loans are shown as maturing based on the date of the last payment required by the loan agreement.

                                          Non
                          Residential Residential Construction Other   Total
                          ----------- ----------- ------------ ------ -------
                                            (In thousands)
Amounts due:
Within 1 year............   $ 3,973     $1,376       $2,763    $4,103 $12,215
Over 1 to 5 years........    21,725      4,573           --     4,689  30,987
Over 5 years.............    10,467        716           --       577  11,760
                            -------     ------       ------    ------ -------
   Total amount due......   $36,165     $6,665       $2,763    $9,369 $54,962
                            =======     ======       ======    ====== =======
Less:
Allowance for loan losses                                                 450
Loans in process.........                                               1,918
Deferred loan fees.......                                                  58
                                                                      -------
   Loans receivable, net.                                             $52,536
                                                                      =======

   The following table sets forth the dollar amount of all loans due after September 30, 2002, which have pre-determined interest rates and which have floating or adjustable interest rates.

                               Floating or
                 Fixed Rates Adjustable Rates  Total
                 ----------- ---------------- -------
                            (In thousands)
Real estate:
Residential.....   $32,324        $1,826      $34,150
Non-residential.   $ 4,682        $  607      $ 5,289
                   -------        ------      -------
Non real estate:
Share loans.....   $   125        $    0      $   125
Consumer........   $ 3,068        $  115      $ 3,183
                   -------        ------      -------
                   $40,199        $2,548      $42,747
                   =======        ======      =======

   One-Four-Family Residential Loans. The Bank's primary lending activity consists of the origination of one- to four-family residential mortgage loans secured by property located in its primary market area. The Bank generally originates one- to four-family residential mortgage loans in amounts up to 85% of the appraised market value or purchase price. The maximum loan-to-value ratio on mortgage loans secured by non-owner occupied properties generally is limited to 80%. The Bank primarily originates and retains fixed-rate balloon loans having terms of 3 or 5 years, with principal and interest payments calculated using up to a 25-year amortization period. Because of the amortization period, relatively short term and renewability of their loans, there are similarities between these loans and ARMs, particularly from the Bank's asset/liability management perspective. The Bank occasionally originates 15 year fixed-rate loans.

   The interest rate on the Bank's ARM loans is based on an index plus a stated margin. The Bank may offer discounted initial interest rates on ARM loans but it requires that the borrower qualify for the ARM loan at the fully indexed rate (the index rate plus the margin). ARM loans provide for periodic interest rate adjustments upward or downward.

   ARM loans decrease the risk associated with changes in interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates.

   Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustment permitted by the loan documents, and, therefore is potentially limited in effectiveness during periods of rapidly rising interest rates. At September 30, 2001, less than 10% of the one- to four-family residential loans that the Bank held had adjustable rates of interest.

   All of the Bank's loans are originated for the Bank's portfolio. The Bank does not conform its loans to the standards that are used in the mortgage industry that would allow its loans to be readily sold into the secondary market since it does not expect to sell its loans. For example, the Bank's lending policy does not require its borrowers to obtain private mortgage insurance on the amount of a loan that exceeds the typical loan to value ratios used in the mortgage loan industry and the Bank may lend money to individuals based on its review of personal circumstances that other lenders might not consider.

   Mortgage loans originated and held by the Bank generally include due-on-sale clauses. This gives the Bank the right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property securing the mortgage loan without the Bank's consent.

   Residential Construction Loans. The Bank makes residential construction loans on one- to four-family residential property to the individuals who will be the owners and occupants upon completion of construction. No principal payments are required during construction. After that time, the payments are set at an amount that will repay the loan over the term of the loan. The maximum loan-to-value ratio is 85%. Because residential construction loans are not rewritten if permanent financing is obtained from the Bank, these loans are made on terms similar to those of the Bank's single family residential loans and may be paid off over terms of 3 to 5 years with an amortization period of 25 years.

   The Bank also originates speculative loans to residential builders who have established business relationships with the Bank. These speculative loans typically are made for a term of six months after which the Bank allows one extension of six months. If after one year a unit remains unsold, the Bank requires that the builder make a 10% principal reduction payment and the Bank either then allows the builder to make interest payments for 90 days before he is required to make another principal reduction payment, or the builder may choose that the Bank treat the loan as a regular loan, pursuant to which he will make monthly payments for the full term of the loan. In underwriting such loans, the Bank considers the number of units that the builder has on a speculative bid basis that remain unsold. The Bank's experience has been that most speculative loans are repaid well within the twelve month period. Speculative loans are generally originated with a loan to value ratio that does not exceed 75%. At September 30, 2001 the Bank's largest speculative loan was $208,500, drawn on a line of credit, and was performing in accordance with its terms.

   Construction lending is generally considered to involve a higher degree of credit risk than long-term financing of residential properties. The Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. If the estimate of construction cost and the marketability of the property upon completion of the project prove to be inaccurate, the Bank may be compelled to advance additional funds to complete the construction. Furthermore, if the final value of the completed property is less than the estimated amount, the value of the property might not be sufficient to assure the repayment of the loan. For speculative loans that the Bank originates to builders, the ability of the builder to sell completed dwelling units will depend, among other things, on demand, pricing and availability of comparable properties, and general economic conditions.

   Non-Residential Real Estate Loans. The Bank's non-residential real estate loans consist of commercial business loans and farm real estate loans.

   Commercial real estate loans are secured by churches, office buildings, and other commercial properties. Farm loans are secured by the farm land. These loans generally have not exceeded $500,000 or had terms greater than 25 years.

   Commercial and farm real estate lending entails significant additional risks compared to residential property lending. These loans typically involve large loan balances to single borrowers or groups of related borrowers. The repayment of these loans typically is dependent on the successful operation of the real estate project securing the loan. For commercial real estate these risks can be significantly affected by supply and demand conditions in the market for office retail space and may also be subject to adverse conditions in the economy. For loans secured by farm real estate, repayment may be affected by weather conditions, government policies, and subsidies concerning farming. To minimize these risks, the Bank generally limits this type of lending to its market area and to borrowers who are otherwise well known to the Bank, and generally limits the loan to value ratio to 80%.

   Consumer Loans. The Bank offers consumer loans in order to provide a wider range of financial services to its customers and because these loans provide higher interest rates and shorter terms than many of the Bank's other loans. The Bank's consumer loans consist of home equity, automobile, and mobile home loans and are generally in smaller dollar amounts than the Bank's other loans.

   Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not be sufficient for repayment of the outstanding loan, and the remaining deficiency may not be collectible.

   Loan Approval Authority and Underwriting. The Bank has a loan committee, which is comprised of all 5 directors on the board, that approves larger loans and reviews all loans approved by the officer loan committee for consumer loans. The officer loan committee consists of three officers. Individually, these officers may approve amounts up to $30,000 for secured loans and $10,000 for unsecured loans. Any two of these officers may approve amounts up to $50,000 for either secured or unsecured loans.

   Loan Commitments. At September 30, 2001, commitments to cover originations of mortgage loans totaled $1.9 million. The Bank believes that virtually all of its commitments will be funded.

   Loans to One Borrower. The maximum amount of loans which the Bank may make to any one borrower may not exceed the greater of $500,000 or 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank may lend an additional 10% of the Bank's unimpaired capital and unimpaired surplus if the loan is fully secured by readily marketable collateral. At September 30, 2001, the aggregate loans outstanding of the Bank's five largest borrowers have outstanding balances of between $677,574 and $871,160.

Nonperforming and Problem Assets

   Loan Delinquencies. Loans are reviewed on a monthly basis and are placed on a non-accrual status when, in the Bank's opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

   Nonperforming Assets. The following table sets forth information regarding nonaccrual loans and real estate owned, as of the dates indicated. The Bank has no loans categorized as troubled debt restructurings within the meaning of SFAS
15. For the year ended September 30, 2001, there was $15,615 in interest income that would have been recorded on loans accounted for on a nonaccrual basis under the original terms of such loans; however, interest income on these loans, which is recorded only when received, was $11,652.

                                                       At September 30,
                                                       ---------------
                                                        2001      2000
                                                       ----      ----
                                                        (In thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
   Construction loans................................. $ --      $ --
   One- to four-family residential....................  207       168
   All other mortgage loans...........................   --        --
Non-mortgage loans:
   Commercial.........................................   --        --
   Consumer...........................................   16        25
                                                        ----      ----
Total.................................................  223       193
                                                        ====      ====
Accruing loans contractually past due 90 days or more:
Mortgage loans:
   Construction loans................................. $ --      $ --
   One- to four-family residential....................   65        55
   All other mortgage loans...........................   --        --
Non-mortgage loans:
   Commercial.........................................   --        --
   Consumer...........................................   43         5
                                                        ----      ----
Total................................................. $108      $ 60
                                                        ====      ====
Total non-accrual and accrual loans................... $331      $253
                                                        ====      ====
Real estate owned..................................... $137        --
                                                        ====      ====
Other non-performing assets........................... $--       $--
                                                        ====      ====
Total non-performing assets........................... $468      $253
                                                        ====      ====
Total non-performing loans to total loans, net........  .63%      .52%
                                                        ====      ====
Total non-performing loans to total assets............  .51%      .42%
                                                        ====      ====
Total non-performing assets to total assets...........  .73%      .42%
                                                        ====      ====

   Classified Assets. OTS regulations provide for a classification system for problem assets of savings associations which covers all problem assets. Under this classification system, problem assets of savings institutions such as the Bank are classified as "substandard," "doubtful," or "loss." An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets may be designated "special mention" because of potential weakness that do not currently warrant classification in one of the aforementioned categories.

   When a savings association classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings association classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. A savings association's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining a savings association's regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. At September 30, 2001, the Bank had $787,000, $157,000, $0 and $0 of loans classified as special mention, substandard, doubtful and loss, respectively.

   Allowances for Loan Losses. A provision for loan losses is charged to operations based on management's evaluation of the losses that may be incurred in the Bank's loan portfolio. The evaluation, including a review of all loans on which full collectibility of interest and principal may not be reasonably assured, considers: (i) the Bank's past loan loss experience, (ii) known and inherent risks in the Bank's portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions.

   The Bank monitors its allowance for loan losses and makes additions to the allowance as economic conditions dictate. Although the Bank maintains the Bank's allowance for loan losses at a level that it considers adequate for the inherent risk of loss in its loan portfolio, future losses could exceed estimated amounts and additional provisions for loan losses could be required. In addition, the Bank's determination as to the amount of allowance for loan losses is subject to review by the OTS, as part of its examination process. After a review of the information available, the OTS might require the establishment of an additional allowance.

   The following table illustrates the allocation of the allowance for loan losses for each category of loans. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict the Bank's use of the allowance to absorb losses in other loan categories.



                                       At September 30
                               ------------------------------
                                    2001            2000
                               --------------  --------------
                                   Percent         Percent
                                   of Loans        of Loans
                                   in Each         in Each
                                   Category        Category
                                   to Total        to Total


                               Amount  Loans   Amount  Loans
                               ------ -------- ------ --------
                                   (Dollars in thousands)

At end of period allocated to:
One- to four-family...........  $337    74.89%  $324    73.97%
Multi-family..................    11     2.44      8     1.83
Other real estate.............    93    20.67     93    21.23
Consumer......................     9     2.00     13     2.97
                                ----   ------   ----   ------
Total allowance...............  $450   100.00%  $438   100.00%
                                ====   ======   ====   ======

   The following table sets forth information with respect to the Bank's allowance for loan losses at the dates and for the periods indicated:

                                               At September 30,
                                            ---------------------
                                               2001       2000
                                             -------     -------
                                            (Dollars in thousands
Total loans, net........................... $52,536     $49,052
                                             -------     -------
Average loans outstanding.................. $50,794     $45,087
                                             =======     =======
Allowance balances (at beginning of period)     438         389
Provision:
   Residential.............................      16          36
   Non-residential.........................      --          --
   Consumer................................      44          24
Net charge-offs (recoveries):..............      --          --
   Residential.............................      --          --
   Non-residential.........................                  --
   Consumer................................      48          11
                                             -------     -------
Allowance balance (at end of period)....... $   450     $   438
                                             =======     =======
Allowance for loan losses as a percent
  of total loans outstanding...............     .85%        .89%
                                             =======     =======
Net loans charged off as a percent of
  average loans outstanding................     .10%        .02%
                                             =======     =======

Investment Activities

   Investment Securities. The Bank is required under federal regulations to maintain a minimum amount of liquid assets which may be invested in specified short-term securities and certain other investments. The Company classifies its investment securities as "available-for-sale" or "held-to-maturity" in accordance with SFAS No. 115.

   The Company's investment securities "available-for-sale" and "held-to-maturity" portfolios at September 30, 2001 did not contain securities of any issuer with an aggregate book value in excess of 10% of the Company's equity, excluding those issued by the United States government agencies.

   Mortgage-Backed Securities. To supplement lending activities, the Company has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as the Company. The quasi-governmental agencies guarantee the payment of principal and interest to investors and include the Federal Home Loan Mortgage Company ("FHLMC"), the Government National Mortgage Association ("GNMA"), and the Federal National Mortgage Association ("FNMA"). Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

   Investment Portfolio. The following table sets forth the carrying value of the Company's investment securities available-for-sale and held-to-maturity portfolios, and FHLB stock at the dates indicated.

                                                                At September 30,
                                                                ----------------
                                                                  2001    2000
                                                                 ------  ------
                                                                 (In thousands)
Investment securities:
          U.S. Government securities available-for-sale........ $   --   $   --
U.S. Government securities held-to-maturity....................     --       --
U.S. Agency securities available-for-sale......................  4,152    4,831
U.S. Agency securities held-to-maturity........................     --       --
State, County and Municipal securities
  available-for-sale...........................................    728      690
State, County and Municipal securities
  held-to-maturity.............................................     --       --
                                                                 ------  ------
       Total investment securities.............................  4,880    5,521
Interest-bearing deposits......................................  1,145    1,065
Federal funds sold.............................................    100       --
FHLB stock.....................................................    372      320
Mortgage-backed securities available-for-sale..................  1,803    1,025
Mortgage-backed securities held-to-maturity....................     --       --
                                                                 ------  ------
       Total investments....................................... $8,300   $7,931
                                                                 ======  ======

   The following table sets forth certain information regarding scheduled maturities, carrying values, approximate fair values, and weighted average yields for the Company's investments at September 30, 2001 by contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments. Further, yields on tax exempt obligations have not been computed on a tax equivalent basis.

                         One Year or Less One to Five Years Five to Ten Years More than Ten Years Total Investment Securities
                         ---------------  ----------------  ----------------  ------------------  ---------------------------
                         Carrying Average Carrying  Average Carrying  Average Carrying    Average Carrying    Average Market
                          Value    Yield   Value     Yield   Value     Yield   Value       Yield   Value       Yield  Value
                         -------- ------- --------  ------- --------  ------- --------    ------- --------    ------- ------
                                                                (Dollars in thousands)
Investment securities:
   U.S. Government
    securities..........  $   --    -- %   $   --     -- %   $   --     -- %   $   --       -- %   $   --       -- %  $   --
   U.S. Agency
    securities..........     103   6.00     2,603    5.82     1,446    6.50        --        --     4,152      6.07    4,152
   Corporate notes
    and bonds...........      --     --        --      --        --      --        --        --        --        --       --
   Other securities(1)..      --     --       175    4.20        --      --       553      5.23       728      4.99      728
                          ------   ----    ------    ----    ------    ----    ------      ----    ------      ----   ------
   Total investment
    securities..........     103   6.00     2,778    5.72     1,446    6.50       553      5.23     4,880      5.91    4,880
Interest-bearing
 deposits...............   1,145   4.14        --      --        --      --        --        --     1,145      4.14    1,145
Federal funds sold......     100   3.02        --      --        --      --        --        --       100      3.02      100
FHLB stock..............     372   6.96        --      --        --      --        --        --       372      6.96      372
Mortgage-backed
 securities.............      --     --       501    5.50        --      --     1,302      5.36     1,803      5.40    1,803
                          ------   ----    ------    ----    ------    ----    ------      ----    ------      ----   ------
   Total investments....  $1,720   4.80%   $3,279    5.69%   $1,446    6.50%   $1,855      5.33%   $8,300      5.57%  $8,300
                          ======   ====    ======    ====    ======    ====    ======      ====    ======      ====   ======

--------
(1) State, county and municipal securities

Sources of Funds

   General. Deposits are the Bank's major external source of funds for lending and other investment purposes. Funds are also derived from the receipt of payments on loans and prepayment of loans and maturities of investment securities and mortgage-backed securities and, to a much lesser extent, borrowings and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

   Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a selection of deposit instruments including checking accounts, regular savings accounts, money market accounts, and term certificate accounts. IRA accounts are also offered.

   Certificates of Deposit. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2001.

                           Certificates
Maturity Period             of Deposit
---------------           --------------
                          (In thousands)
Within three months......    $ 2,881
Three through six months.      2,940
Six through twelve months      5,184
Over twelve months.......      1,697
                             -------
                             $12,702
                             =======

   Borrowings. Advances (borrowings) may be obtained from the FHLB of Atlanta to supplement the Bank's supply of lendable funds. Advances from the FHLB of Atlanta are typically secured by a pledge of the Bank's stock in the FHLB of Atlanta, a portion of the Bank's first mortgage loans, and other assets.

   The following table sets forth the terms of the Bank's short-term FHLB advances.

                                                                 During the Year
                                                               ended September 30,
                                                              ---------------------
                                                                 2001       2000
                                                                ------     ------
                                                              (Dollars in thousands
Balance at period end........................................ $2,000      $5,000
Average balance outstanding during the period................  4,425       4,230
Maximum amount outstanding at any month-end during the period  5,000       5,000
Weighted average interest rate during the period.............   5.25%        6.4%

Personnel

   At September 30, 2001 the Bank had 15 full-time employees and 2 part-time employees. None of the Bank's employees are represented by a collective bargaining group. The Bank believes that its relationship with the Bank's employees is good.

Regulation

   Set forth below is a brief description of certain laws which relate to the Company and the Bank. The description is not complete and is qualified in its entirety by references to applicable laws and regulation.

Holding Company Regulation

General.

   The Company is a unitary savings and loan holding company that files reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and any non-savings institution subsidiaries. This permits the OTS to restrict or prohibit activities that it determines to be a serious risk to the Bank. This regulation is intended primarily for the protection of the Bank's depositors and not for the benefit of stockholders of the Company. The Company is also registered with the Georgia Department of Banking and Finance.

   Federal law effectively prohibits bank and savings and loan holding companies from affiliating in any way with a non-financial company. The Company may now become affiliated with securities firms and insurance companies but has no intention to do so.

   Unlike more recently created savings and loan holding companies, the Company generally is not restricted in the types of business in which it may engage, provided that the Bank maintains a specified amount of its assets in housing related investments.

Qualified Thrift Lender ("QTL") Test.

   As the Company owns only one savings institution, it is able to diversify its operations into activities not related to banking, but only so long as the Bank satisfies the QTL test. If the Company controlled more than one savings institution, it would lose the ability to diversify its operations into nonbanking related activities, unless such other savings institutions each also qualified as a QTL or were acquired in a supervised acquisition. See "Savings Institution Regulation--Qualified Thrift Lender Test."

Savings Institution Regulation

General.

   As a federally chartered, SAIF-insured savings institution, the Bank is subject to extensive regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). Lending activities and other investments must comply with various federal and state statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve").

Insurance of Deposit Accounts.

   The Bank's deposit accounts are insured by the SAIF to a maximum of $100,000 for each insured member (as defined by law and regulation). Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

   As a member of the SAIF, the Bank pays an insurance premium to the FDIC. The FDIC also maintains another insurance fund, the Bank Insurance Fund ("BIF"), which primarily insures commercial bank deposits.

Regulatory Capital Requirements.

   OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 4% of total adjusted assets, and (3) risk-based capital equal to 8% of total risk-weighted assets. Regulations that enable the OTS to take prompt corrective action against savings associations effectively impose higher capital requirements on savings associations.

Dividend and Other Capital Distribution Limitations.

   The Bank must give the OTS 30 days advance notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends to the Company. In addition, the Bank may not declare or pay a cash dividend on its capital stock if the dividend would (1) reduce the regulatory capital of the Bank below the amount required for the liquidation account established in connection with the conversion from mutual to stock form or (2) reduce the amount of capital of the Bank below the amounts required in accordance with other OTS regulations. In contrast, the Company has fewer restrictions on the payment of dividends.

Qualified Thrift Lender Test.

   Savings institutions must meet a qualified thrift lender ("QTL") test. If the Bank maintains an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, the Bank will continue to enjoy full borrowing privileges from the FHLB of Atlanta. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus goodwill and other intangible assets, property used by the institution in conducting its business and liquid assets in an amount not exceeding 20% of total assets). In addition, savings institutions may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every twelve months. As of September 30, 2001, the Bank was in compliance with its QTL requirement.

Federal Reserve.

   The Federal Reserve requires all depository institutions to maintain noninterest- bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements that are imposed by the OTS.

Item 2. Description of Property

(a)  Properties.

   The Company and the Bank operate from their office at 602 East Screven Street, Quitman, Georgia.

(b)  Investment Policies.

   See "Item 1. Description of Business" above for a general description of the Bank's investment policies and any regulatory or Board of Directors' percentage of assets limitations regarding certain investments. The Bank's investments are primarily acquired to produce income, and to a lesser extent, possible capital gain.

   (1) Investments in Real Estate or Interests in Real Estate. See "Item 1. Description of Business--Lending Activities" and "Item 2. Description of Property."

   (2) Investments in Real Estate Mortgages. See "Item 1. Description of Business--Lending Activities."

   (3) Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. See "Item 1. Description of Business--Lending Activities."

(c) Description of Real Estate and Operating Data.

   Not Applicable.

Item 3. Legal Proceedings

   There are various claims and lawsuits in which the Company or the Bank are periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

Item 4. Submission of Matters to a Vote of Security Holders

   No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year.

                                    PART II

Item 5. Market for Common Equity and Related Stockholder Matters

   The information contained under the section captioned "Common Stock Information" of the Company's Annual Report to Stockholders for the fiscal year ended September 30, 2001 (the "Annual Report"), is incorporated herein by reference.

Item 6. Management's Discussion and Analysis or Plan of Operation

   The information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Annual Report is incorporated herein by reference.

Item 7. Financial Statements

   The Registrant's financial statements listed under Item 13 are incorporated herein by reference.

Item 8. Changes in and Disagreements with Accountants On Accounting and Financial Disclosure

   Not applicable.

                                   PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons:
Compliance with Section 16(a) of the Exchange Act.

   The principal occupation of, and other information about, each director and executive officer of the Company is set forth below as of September 30, 2001. All directors and executive officers have held their present positions for five years unless otherwise stated. All Directors of the Bank became directors of the Company when it was incorporated in December 1997.

   Robert L. Cunningham, III, age, 45, is the Corporate Secretary and Treasurer of R.L. Cunningham & Sons, Inc., a peanut warehouse and peanut seed business. Mr. Cunningham has served as a director of the Bank since 1985, and as Vice Chairman since 1987.

   Melvin E. Plair, age 64, is the President and Chief Executive Officer ("CEO") of the Bank. He has served in this capacity since 1993. Prior to that, Mr. Plair was a loan officer for the Bank. Mr. Plair became a director of the Bank and the Company in December 1997. Mr. Plair has been a director of both the Brooks County and the South Georgia Chambers of Commerce for the past four years, and has also been a director of the South Georgia Area Bankers Association for four years.

   Claude R. Butler, age 63, is a pork producer in Brooks County. He was elected to the Board of Directors in 1980, and has served as Chairman since 1987. Mr. Butler is also a Brooks County Commissioner, and was Chairman of the Brooks County Commission in 1996.

   Walter B. Holwell, age 45, is co-owner and Vice President of Holwell-Fletcher Insurance Agency Inc. Prior to last year, Mr. Holwell operated another insurance agency bearing his name. Mr. Holwell has served on the board of directors since 1988. Active in the community, Mr. Holwell was President of the Brooks County Chamber of Commerce from 1992 to 1993. He was President of Brooks Co. Athletic Boosters. Mr. Holwell is Secretary of Brooks Co. Industrial Authority.

   Daniel M. Mitchell, Jr., age 51, is an attorney with a practice in Quitman. He has served as a director of the Bank since 1986. Mr. Mitchell is a Deacon of the First Baptist Church of Quitman and is Trustee of Westbrook School in Dixie, Georgia.

   John W. Romine, age 54, is President and 100% stockholder of Romine Furniture Co., Inc., a retail furniture store. Mr. Romine has been a Director of the Bank since 1987.

   Peggy L. Forgione, age 50, has been the Vice President since January 1993 and Controller of the Bank since January 1987. She has served the Bank since 1982, and also holds the position of Officer in Charge of Operations. Ms. Forgione was also a director of the Brooks County Chamber of Commerce until 1994.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the 1934 Act requires the Company's officers and directors, and persons who own more than ten percent of the Common Stock, to file reports of ownership and changes in ownership of the Common Stock, on Forms 3, 4 and 5, with the Securities and Exchange Commission ("SEC") and to provide copies of those Forms 3, 4 and 5 to the Company. Other than the ESOP, the Company is not aware of any beneficial owner, as defined under Section 16(a), of more than ten percent of its Common Stock.

   Based upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that all Section 16(a) filing requirements applicable to its officers and directors were complied with during the 2001 fiscal year, except for one transaction reported two months late by Melvin Plair.

Item 10. Executive Compensation

Director Compensation

   Each director of the Bank is paid monthly. Total aggregate fees paid to the directors of the Bank for the year ended September 30, 2001 were $55,500. Each director is paid a monthly fee of $750 and the Chairman of the Board is paid a monthly fee of $875. No additional fees are paid for committee meetings. The Company does not pay fees to its directors.

   In April 1999, each non-employee director was awarded 1,587 shares of stock of which 20% vest on each of September 1, 1999, 2000, 2001, 2002 and 2003.

Executive Compensation

  Summary Compensation Table.

   The following table sets forth for the fiscal years ended September 30, 2001, 2000 and 1999, certain information as to the total remuneration earned by Melvin E. Plair, the President and the Chief Executive Officer of the Company. No other executive officer of the Company during such periods received total cash compensation in excess of $100,000.

                                Annual Compensation               Long Term Compensation
                          -------------------------------- -------------------------------------
                                                           Restricted Securities
 Name and          Fiscal                   Other Annual     Stock    Underlying    All Other
Principal Position  Year  Salary  Bonus(1) Compensation(2)  Award(3)   Options   Compensation(4)
------------------ ------ ------- -------- --------------- ---------- ---------- ---------------
 Melvin E. Plair,
   President, CEO
   and Director     2001  $74,700  $6,300       $9,000      $    --         --       $21,530
                    2000  $72,000  $6,000       $9,000      $    --         --       $14,397
                    1999  $66,000  $5,500       $9,000      $90,256     23,143       $ 7,495

--------
(1) Consists of Board fees.
(2) Bonuses for each calendar year are paid in December of that year and are reported as earned in the fiscal year covering most of that calendar year. For example, the December 2001 bonus payment is reported as earned for the September 30, 2001 fiscal year.
(3) Represents the award of 9,257 shares of Common Stock under the RSP based upon the average of the bid and ask prices for the Common Stock as reported on the OTC Bulletin Board on April 13, 1999, the date of the award. This award vests at the rate of 20% on September 1, 1999, and 20% annually thereafter. Dividends paid on the restricted shares are distributed within 30 days of the dividend payment date. As of September 30, 2001, Mr. Plair held a total of 3,702 shares of restricted stock worth a total of $48,126 (based on an estimated market value on September 30, 2001 of $13.00 per share).
(4) For 2001, consists of a 1,656.142 share award by the ESOP valued at $13.00 per share as of the end of the fiscal year. For 2000, consists of a 1,589.0629 share award by the ESOP valued of $9.06 per share as of the end of the fiscal year. For 1999, consists of a 713.8212 share award by the ESOP valued at $10.50 per share as of the end of the fiscal year.

Stock Awards

   The following tables set forth information concerning options granted to Mr. Plair during the fiscal year ended September 30, 2001.

   Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

                                               Number of Options at        Value of In-the-Money
                Shares Acquired    Value        Fiscal Year-End (#)    Options at Fiscal Year-End ($)
Name            on Exercise (#) Realized ($) Exercisable/Unexercisable   Exercisable/Unexercisable
----            --------------- ------------ ------------------------- ------------------------------
Melvin E. Plair       --            $--              23,143/0                   $142,792/$0

--------
(1) Based on an estimated market value of $13.00 per share as of the last trade prior to September 30, 2001 and an exercise price of $6.83 per share.

Benefits

Long Term Incentive Plans

   The Company does not presently sponsor any long-term incentive plans nor did it make any awards or payouts under such plans during the fiscal year ended September 30, 2001.

Item 11. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners

   Persons and groups owning in excess of 5% of the Common Stock are required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act"). Based upon such reports and information provided by the Company's transfer agent, the following table sets forth, as of December 14, 2001, certain information as to those persons who were beneficial owners of more than 5% of the outstanding shares of Common Stock and as to the Common Stock beneficially owned by executive officers and directors of the Company as a group. Management knows of no persons, other than those set forth below, who owned more than 5% of the outstanding shares of Common Stock at December 14, 2001:

                                                                     Percent of Shares
                                                Amount and Nature of  of Common Stock
Name and Address of Beneficial Owner            Beneficial Ownership    Outstanding
------------------------------------            -------------------- -----------------

Quitman Federal Savings Bank Employee Stock....        52,900(1)           10.4%
Ownership Plan (the "ESOP")
602 East Screven Street
Quitman, Georgia 31643

Tontine Financial Partners, L.P................        43,700(2)            8.6%
200 Park Avenue, Suite 3900
New York, New York 10166

Melvin E. Plair................................        30,825               5.8%
602 East Screven Street
Quitman, Georgia 31643

All Directors and Executive Officers as a Group       132,070(3)           23.4%
(7 persons)

--------

(1) The ESOP purchased these shares for the exclusive benefit of plan employee participants with borrowed funds. These shares are being allocated among ESOP participants annually on the basis of compensation as the ESOP debt is repaid. Unallocated shares are held in a suspense account. The ESOP Trustees must vote all shares allocated to participant accounts under the ESOP as directed by participants. Unallocated shares and allocated shares for which no timely direction is received will be voted as directed by the ESOP Committee.
(2) Number of shares is based on a Schedule 13G filed with the SEC on June 13, 2000 on behalf of the named entity, Tontine Management, L.L.C. and Jeffrey
    L. Gendell.
(3) Includes shares of Common Stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole or shared voting or investment power, unless otherwise indicated. Excludes shares held by the ESOP that are not allocated to these individuals. Includes options to purchase 56,203 shares of Common Stock that may be exercised within 60 days of December 14, 2001, to purchase shares of Common Stock under the 1999 Stock Option Plan. Excludes 10,556 shares of Common Stock previously awarded but presently subject to forfeiture held by the Restricted Stock Plan (the "RSP") over which certain directors, as members of the RSP Committee and as trustees to the RSP, exercise voting power. Also excludes 46,049 shares held by the ESOP (52,900 shares minus 6,851 shares allocated to executive officers) over which certain directors, as members of the ESOP Committee and as trustees to the ESOP, exercise shared voting power. Such individuals disclaim beneficial ownership with respect to the RSP and ESOP shares.

   The following table sets forth for each director, his name, age, the year he first became a director of the Bank, the expiration date of his current terms as director of the Company, and the number and percentage of shares of the Common Stock beneficially owned.

                                                                    Shares of
                             Age at                        Current Common Stock
                          September 30, Year First Elected Term to Beneficially    Percent of
Name                          2001       or Appointed(1)   Expire  Owned(2)(3)       Class
----                      ------------- ------------------ ------- ------------    ----------
Robert L. Cunningham, III      45              1985         2002      14,919(4)       2.9%
Melvin E. Plair..........      64              1997         2002      30,825(5)       5.8%
Claude R. Butler.........      63              1980         2003      15,419(4)       3.0%
Walter B. Holwell........      45              1988         2003      13,918(4)(6)    2.7%
Daniel M. Mitchell, Jr...      51              1986         2004      22,519(4)(6)    4.4%
John W. Romine...........      54              1987         2004      12,519(4)       2.4%

--------

(1) Refers to the year the individual first became a director of the Bank. All directors of the Bank as of December 1997 became initial directors of the Company when it was incorporated in December 1997.
(2) Includes shares of Common Stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole or shared voting or investment power, unless otherwise indicated.
(3) Beneficial ownership as of December 14, 2001.
(4) Includes 3,967 shares of Common Stock which may be acquired pursuant to the exercise of options within 60 days of December 14, 2001.
(5) Includes 23,143 shares of Common Stock which may be acquired pursuant to the exercise of options within 60 days of December 14, 2001.
(6) Excludes 52,900 shares of Common Stock held by the ESOP for which such person serves as a member of the ESOP Committee and as a plan trustee and exercises shared voting power. Also excludes 10,556 shares of Common Stock previously awarded but presently subject to forfeiture held by the Restricted Stock Plan (the "RSP") for which such person serves as a member of the RSP Committee and as a plan trustee and exercises voting power. These individuals disclaim beneficial ownership with respect to the RSP and ESOP shares.

Item 12. Certain Relationships and Related Transactions

   The Bank, like many financial institutions, has followed a policy of granting various types of loans to officers, directors and employees. The loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for the Bank's other customers, and do not involve more than the normal risk of collectibility, nor present other unfavorable features, except that the Bank charges an interest rate that is two percent above its cost of funds and the Bank may waive loan fees. That interest rate and the waiver of loan fees are not available to the Bank's other borrowers. All loans by the Bank to its directors and executive officers are subject to regulations of the Office of Thrift Supervision ("OTS") restricting loans and other transactions with affiliated persons of the Bank. In addition, loans to an affiliate must be approved in advance by a disinterested majority of the Board of Directors or be within other guidelines established as a result of OTS regulations. Set forth below is information about these loans to the Bank's executive officers and directors and members of their immediate family where the aggregate balance of loans or lines of credit exceeded $60,000 at any time during the fiscal years ended September 30, 2001 or 2000.

                                                                       Highest
                                                                       Balance   Interest
                                               Date    Original Loan During 2001   Rate
Name of Officer or Director      Loan Type  Originated    Amount     Fiscal Year   Paid
---------------------------     ----------- ---------- ------------- ----------- --------
Melvin E. Plair (President).... Real estate   3/30/01   $105,627.38  $105,627.38  7.80%
                                Real estate   3/17/00    103,289.43   102,477.48   7.27
                                Real estate  12/31/98     11,138.44    10,436.67   7.39
                                Auto         10/31/00     13,507.22    13,507.22   8.37
                                Consumer      5/31/01      2,000.00     2,000.00   7.87
                                Camper        9/28/01     10,000.00    10,000.00   8.41
                                Real estate    2/3/00      2,332.32     1,919.78   7.60
Peggy Forgione (Vice President) Real estate   3/30/01     42,451.00    42,451.00   7.80
                                Real estate   3/30/01     39,352.89    39,352.89   7.80
                                Real estate   3/30/87     13,800.00     4,436.13   8.30
                                Real estate   12/7/98      3,500.00     2,854.19   7.39
                                Consumer      9/13/01      1,782.00     1,782.00   8.41
Claude R. Butler (Chairman).... Real estate   3/29/01     54,242.30    54,242.30   7.80
                                Real estate   4/18/01     10,100.00    10,100.00   8.63
                                Auto         10/12/00      4,209.49     4,209.49   9.00
R. L. Cunningham (Director).... Real estate   3/19/00     63,475.21    62,684.78   7.27
                                Real estate   6/18/00      2,908.65     2,447.04   7.77
                                Real estate   7/10/01     20,977.98    20,461.19   8.15
W. B. Holwell (Director)....... Real estate   5/14/93     13,550.00     8,278.77   7.24
                                Real estate    8/3/00    240,240.35   239,810.52   7.61
                                Real estate  10/13/00      6,000.00     6,000.00   8.37
                                Auto           1/3/00      6,000.00     6,000.00   8.50
                                Auto           6/8/00     25,855.96    24,652.70   9.00
                                  Equipment  10/26/99     10,835.00     9,209.17   9.50
                                Savings       7/27/01     35,000.00    35,000.00   9.20
                                Savings       9/21/01     10,000.00    10,000.00   9.20
Daniel Mitchell (Director)..... Real estate   3/22/00    105,692.76   103,501.71   7.27
                                Real estate    1/6/01      8,185.11     8,185.11   8.51

Item 13. Exhibits, List, and Reports on Form 8-K

   (a) Listed below are all financial statements and exhibits filed as part of this report.

      1. The consolidated statements of financial condition of Quitman Bancorp, Inc. as of September 30, 2001 and 2000 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the two year period ended September 30, 2001, together with the related notes and the independent auditors' report of Stewart, Fowler & Stalvey, P.C., independent certified public accountants.

      2. Schedules omitted as they are not applicable.

      3. The following exhibits are included in this Report or incorporated herein by reference:

           (a) List of Exhibits:

          3(i) Articles of Incorporation of Quitman Bancorp, Inc. *

         3(ii) Bylaws of Quitman Bancorp, Inc. * 10.1 Director Indexed Salary
               Continuation Plan *

          10.2 Executive Indexed Salary Continuation Plan *

          10.3 1999 Stock Option Plan **

          10.4 1999 Restricted Stock Plan ***

           13 Annual Report to Stockholders for the fiscal year ended September 30, 2001 (only those portions incorporated by reference are deemed "filed")

           21  Subsidiaries of the Registrant****

           23  Consent of Stewart, Fowler & Stalvey, P.C.
          --------
           * Incorporated by reference to the identically numbered exhibit to the registration statement on Form SB-2 (File No. 333-43063) declared effective by the SEC on February 11, 1998.
           ** Incorporated by reference to Exhibit A to the proxy statement for a special meeting held on April 13, 1999 (File No. 0-23763).
           *** Incorporated by reference to Exhibit B to the proxy statement for a special meeting held on April 13, 1999 (File No. 0-23763). **** Incorporated by reference to the identically numbered exhibit to the Form 10-KSB for the fiscal year ended September 30, 1998 (File No. 0-23763).

           (b) Not applicable

                                  SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of December 21, 2001.

                                          QUITMAN BANCORP, INC.

                                          By:    /s/ MELVIN E. PLAIR
                                            -----------------------------------
                                             Melvin E. Plair
                                             President and Chief Executive
                                             Officer
                                             (Duly Authorized Representative)

   Pursuant to the requirement of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of December 21, 2001.


/s/ CLAUDE R. BUTLER               /s/ MELVIN E. PLAIR
---------------------------------- -------------------------------------------
Claude R. Butler                   Melvin E. Plair
Chairman of the Board and Director President and Chief Executive Officer
                                   (Principal Executive and Financial Officer)

/s/ ROBERT L. CUNNINGHAM, III      /s/ PEGGY L. FORGIONE
---------------------------------- -------------------------------------------
Robert L. Cunningham, III          Peggy L. Forgione
Vice Chairman and Director         Vice President and Controller
                                   (Principal Accounting Officer)

/s/ WALTER B. HOLWELL
----------------------------------
Walter B. Holwell
Director

/s/ JOHN W. ROMINE
----------------------------------
John W. Romine
Director

/s/ DANIEL M. MITCHELL, JR.
----------------------------------
Daniel M. Mitchell, Jr.
Director

                                  Exhibit 13

                             QUITMAN BANCORP, INC.
                                 ANNUAL REPORT

Date

Dear Fellow Stockholders:

This is the fourth annual stockholders' report for Quitman Bancorp, Inc. the holding company for Quitman Federal Savings Bank. The bank completed its conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank in April 1998.

Since the date of our last report, we signed a merger agreement with Colony Bankcorp, Inc. This agreement is dated October 22, 2001 and it and other information about the proposed merger is contained in other documents that all of our stockholders will receive.

We have a loyal customer base, a dedicated board of directors and an excellent staff who recognize the importance of quality service.

We appreciate the confidence, support, and loyalty of our customers, employees, and stockholders. If you know people who or businesses that want a better banking relationship, then send them to us. You and they will be glad you did.

Sincerely,

Melvin E. Plair                                   Claude R. Butler
President and CEO                                Chairman of the Board

                             QUITMAN BANCORP, INC.

Company Information

Quitman Bancorp, Inc. (the "Company") is a Georgia-chartered corporation organized at the direction of Quitman Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a mutual to stock form of organization (the "Conversion"). On April 2, 1998, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided the Bank retains a specified amount of its assets in housing-related investments.

Because the Company owns the Bank and most of the income and operations that are being reported are those of the Bank, in this report references to "we," "us," and "our" refer to the Company and the Bank.

The Bank is a federally chartered stock savings bank that commenced business in 1936. The Bank is examined and regulated by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks in the FHLB System.

We are located in Quitman, which is in the center of the southern part of Georgia, approximately 15 miles west of Valdosta and Interstate 75 and 10 miles north of the Florida border. Our market area is Brooks county (in which Quitman is located) as well as parts of Lowndes county, both of which are in Georgia. Our market area is based primarily on agricultural goods such as cotton, peanuts, corn, tobacco and dairy products.

We attract deposits from the general public and use these deposits primarily to originate residential loans. Our principal sources of funds for lending activities are deposits, Federal Home Loan Bank borrowings and the amortization, repayment, and maturity of loans and investment securities. We do not rely on brokered deposits. Principal sources of income are interest on loans and investment securities. Our principal expense is interest paid on deposits.

As discussed in Note 19 to our consolidated financial statements that are included in this report, we have signed a merger agreement with Colony Bankcorp, Inc. If this merger occurs, the Bank will become a subsidiary of Colony Bankcorp, Inc. and our stockholders will become stockholders of Colony Bankcorp, Inc.

Common Stock Information

Since its issuance in April 1998, our common stock ("Common Stock") has been traded in the over-the-counter market with quotations available through the OTC Bulletin Board (symbol: QTMB). The following table reflects high and low bid quotations as published by Charles Schwab & Co. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date                                  High   Low
----                                 ------ ------
October 1, 1999 to December 31, 1999 10.625  9.250
January 1, 2000 to March 31, 2000... 10.110  9.500
April 1, 2000 to June 30, 2000...... 10.500  8.000
July 1, 2000 to September 30, 2000.. 9.0625  8.750
October 1, 2000 to December 31, 2000 10.000  8.875
January 1, 2001 to March 31, 2001... 9.9375  7.750
April 1, 2001 to June 30, 2001......  9.000  8.000
July 1, 2001 to September 30, 2001.. 8.5000 13.000

The number of shareholders of record of Common Stock as of September 30, 2001, was approximately 189. At September 30, 2001, there were 507,262 shares issued and outstanding. Our ability to pay dividends to stockholders is primarily dependent upon the dividends we receive from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if that dividend would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS. We paid dividends on the Common Stock in the amount of $1,481,204 on January 11, 2001. These dividends were declared on December 19, 2000 in the amount of $2.92 per share. We paid dividends on the Common Stock in the amount of $101,452 on May 31, 2000. These dividends were declared on April 4, 2000 in the amount of $0.20 per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   We may from time to time make written or oral "forward-looking statements", including statements contained in our filings with the Securities and Exchange Commission, in our reports to stockholders and in our other communications, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

   These forward-looking statements involve risks and uncertainties, such as statements of our plans, expectations, and estimates that are subject to change based on several factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from the plans, expectations, and estimates expressed in our forward-looking statements: the strength of the United States economy and the strength of the local economies in which we operate; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by customers, including the features and pricing compared to competitors' products and services; the willingness of customers to substitute our products and services for those of our competitors; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, and securities); technological changes, acquisitions; changes in consumer spending and saving habits; and our success in dealing with these factors.

   This list of factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

   Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on our interest-earning assets and the rates we pay on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Our results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and non-interest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy costs, and data processing cost. Our results of operations also are affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond our control.

Market Risk Analysis

   Asset/Liability Management. Our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value. We also use this information to analyze the risk that changes in market interest rates will have on our operations. Part of this analysis of market risk is made by estimating how our operations would be affected by instantaneous changes in market interest rates. We discuss these estimates under "Net Portfolio Value."

   An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. As described in the following paragraph, our policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining liquid assets in excess of regulatory minimums for material and prolonged changes in interest rates. At September 30, 2001, our liquid asset ratio was 12.83%.

   We originate fixed rate real estate loans which approximated 91% of our loan portfolio at September 30, 2001. To manage the interest rate risk of this type of loan portfolio, generally we limit maturities of fixed rate loans to no more than 5 years and maintain a portfolio of liquid assets. Our liquid assets include cash and cash equivalents and investment securities available-for-sale. At September 30, 2001, these liquid assets totaled $8.7 million, which was 15% of our total liabilities of $58.2 million. We maintain these liquid assets to protect us in the event market interest rates rise and we experience losses because we are paying more for our liabilities than we are earning on our assets. If this happens, we may need liquid assets to continue paying our liabilities and to continue operating with required capital levels. However, maintaining liquid assets tends to reduce potential net income because liquid assets usually provide a lower yield than less liquid assets. In the past several years we have increased the size of our construction lending and consumer lending portfolio through, in part, the use of short-term borrowings from the FHLB. Construction loans and consumer loans have a shorter duration than most of our other loans and this type of lending and borrowing has somewhat reduced our interest rate risk. At September 30, 2001, the average weighted term to maturity of our mortgage loan portfolio was slightly more than 3 years and the average weighted term of our deposits was slightly less than 15 months. In the future, we may begin funding parts of loans originated by other financial institutions as a way of increasing our interest rate spread. However, these loan participations and the method we use to fund them may result in additional interest rate risk as well as, possibly, credit risk.

   Net Portfolio Value. In recent years, we have measured our interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, we now receive computations of amounts by which our net interest income over the next 12 months ("NII") would change in the event of assumed changes in market interest rates. We use this information to analyze the risk we face from changes in market interest rates. We also analyze market risk in managing our assets and liabilities. See "Asset/Liability Management." These computations indicate to us how the net present value of our cash flow from assets, liabilities and off balance sheet items (our net portfolio value or "NPV") would change in the event of assumed changes in market interest rates. These computations estimate the effect on our NII from instantaneous and permanent increases and decreases in market interest rates. In our interest rate risk management policy we have set maximum decreases in NII and NPV that we would be willing to tolerate under these assumed conditions. In addition, we have also received computations of how these assumed conditions would impact our NPV.

                   Board Limit of a
                      Percentage
                      Change In           Change in NPV
                   ---------------  -------------------------
Changes in Market                      Dollars
 Interest Rates(1)   NII      NPV   (in thousands) Percentages
------------------ ---       ---    -------------- -----------
 (basis points)
        +400...... -60%      -65%      $-3,380       -53.42%
        +300...... -60%      -60%       -2,450       -38.72%
        +200...... -40%      -40%       -1,398       -22.10%
        +100...... -20%      -25%         -565        -8.93%
        -100...... -25%      -25%          320         5.06%
        -200...... -40%      -40%          429         6.78%
        -300...... -50%      -50%          593         9.38%
        -400...... -60%      -60%          984        15.55%

--------
(1) 100 basis points equals 1%.

   Management now requires a minimum NPV ratio of 6%.

   Because most of our loans have a longer term than most of our deposits, the computation of the impact on our net income indicated we would earn more income if interest rates were to fall and we would earn less income if interest rates were to rise. If interest rates were to rise materially, we could report losses. Specifically, the computation of an instantaneous and permanent 200 basis point decrease in market interest rates indicated an approximately 6.6% increase in estimated pre-tax income. The computation of an instantaneous and permanent 200 basis point increase in market interest rates indicated an approximately 21.7% decrease in estimated pre-tax income. Both of these computations (1) were based on financial information at September 30, 2001, (2) assumed net income over the 12 months following September 30, 2000 and (3) resulted in financial results within the guidelines shown in the table above. These computations assumed that certain types of our loans, securities, and deposit accounts would have certain interest rates during the 12 month period. For example, our savings and NOW accounts were assumed to yield no more than 3.56% and our consumer loans and fixed rate mortgage loans were assumed to yield 9.00% and 7.50%, respectively. The use of different assumptions would also result in different results.

   While we cannot predict future interest rates or their effects on our NPV or net interest income, we do not expect current interest rates, assuming rates remain stable, to have a material adverse effect on our NPV or net interest income. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates resulting in specific interest rates for our various investment securities, loan portfolios and liabilities. These assumptions also include estimates of other components of our income and the duration of certain of our investment securities as well as prepayments, deposit run-offs and growth rates and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations discussed above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

   The board of directors reviews our asset and liability policies. The board of directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to our asset and liability goals and strategies.

Financial Condition

   Total consolidated assets increased $4.3 million, or 7.11% to $64.8 million at September 30, 2001, from $60.5 million at September 30, 2000. The increase in total assets reflects a $3.4 million increase in loans receivable. Our increase in loans receivable is mainly due to increased demand for loans in our market area.

   Deposits increased $8.2 million or 17.3% to $55.5 million at September 30, 2001 from $47.3 million at September 30, 2000. The increase in fiscal 2001 was a result of competitive pricing to fund loan demand. Advances from the Federal Home Loan Bank ("FHLB") of Atlanta decreased $3.0 million to $2.0 million. Other liabilities increased by $79,000 primarily due to an increase in accrued expenses at September 2001. Our equity decreased by $1.0 million primarily due to the payment of a special dividend of $2.92 per share in January 2001 which was partially offset by current year net income and a reduction of the receivable from the Bank's employee stock ownership plan.

Average Balance Sheet

   The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                                    Year Ended September 30,
                                                                     ------------------------------------------------------
                                                                                2001                        2000
                                                                     --------------------------  --------------------------
                                                                     Average           Average   Average           Average
                                                                     Balance Interest Yield/Cost Balance Interest Yield/Cost
                                                                     ------- -------- ---------- ------- -------- ----------
                                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)............................................... $50,794   4,752      9.36%  $45,086   4,113      9.12%
                                                                     -------
  Mortgage-backed securities........................................   1,413      62      4.39       958      60      6.26
  Investment securities.............................................   5,547     328      5.92     5,898     336      5.70
  Other interest-earning assets.....................................   1,155      71      6.15       580      36      6.21
                                                                     -------  ------             -------  ------
   Total interest-earning assets....................................  58,909   5,213      8.85    52,522   4,545      8.65
Non-interest-earning assets.........................................   3,739      --               4,134      --
                                                                     -------  ------             -------  ------
   Total assets..................................................... $62,648   5,213             $56,656   4,545
                                                                     =======  ------             =======  ------
Interest-bearing liabilities:
  NOW Accounts...................................................... $ 2,134      63      2.96   $ 2,202      67      3.04
  Savings accounts..................................................   2,361      95      4.03     2,157      86      3.99
  Money market accounts.............................................      --      --        --        --      --        --
  Certificates of deposit...........................................  46,457   3,012      6.49    38,700   2,330      6.02
  Other liabilities.................................................   4,425     232      5.25     4,230     270      6.38
                                                                     -------  ------             -------  ------
   Total interest-bearing liabilities...............................  55,377   3,402      6.15    47,289   2,753      5.82
Non-interest bearing liabilities....................................     604      --               1,717      --
                                                                     -------  ------             -------  ------
   Total liabilities................................................  55,981   3,402              49,006   2,753
                                                                              ------                      ------
Equity..............................................................   6,667                       7,650
                                                                     -------                     -------
   Total liabilities and retained earnings.......................... $62,648                     $56,656
                                                                     =======                     =======
Net interest income.................................................          $1,811                      $1,792
                                                                              ======                      ======
Interest rate spread(2).............................................                      2.70%                       2.83%
Net yield on interest-earning assets(3).............................                      3.08%                       3.41%
Ratio of average interest-earning assets to average interest-bearing
 liabilities........................................................                    106.38%                     111.07%

--------
(1) Average balances include non-accrual loans.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

   The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                    Year Ended September 30,
                                 --------------------------------------------------------------
                                          2001 vs. 2000                   2000 vs. 1999
                                 -------------------------------  ------------------------------
                                   Increase (Decrease) Due to       Increase (Decrease) Due to
                                 -------------------------------  ------------------------------
                                                Rate/                               Rate/
                                 Volume   Rate  Volume    Net       Volume    Rate  Volume  Net
                                 ------   ----- ------   -----    ------      ----- ------ -----
                                                       (Dollars in thousands)
Interest income:
  Loans receivable.............. $ 521    $ 104 $  14  $ 639      $ 572       $  31 $   5  $ 608
  Investment securities.........     6     (12)    --    (6)         39         (7)   (1)     31
  Other interest-earning assets.    36       --   (1)     35          6         (1)    --      5
                                 -----    ----- -----    -----    -----       ----- -----  -----
                                 $ 563       92    13  $ 668      $ 617       $  23 $   4  $ 644
                                 -----    ----- -----    -----    -----       ----- -----  -----
Interest expense:
  NOW accounts.................. $ (2)    $ (2) $  --  $ (4)         14       $ (7)   (2)      5
  Savings accounts..............     8        1    --      9         13         (3)   (1)      9
  Money market accounts.........    --       --    --     --         --          --    --     --
  Certificate of deposit........   466      181    35    682        236          57     7    300
  Other liabilities.............    12     (48)   (2)   (38)        199           5    31    235
                                 -----    ----- -----    -----    -----       ----- -----  -----
   Total interest-bearing
     Liabilities................ $ 484    $ 132 $  33  $ 649      $ 462       $  52 $  35  $ 549
                                 -----    ----- -----    -----    -----       ----- -----  -----
Net change in interest income... $  79    $(40) $(20)  $  19      $ 155       $(29) $(31)  $  95
                                 =====    ===== =====    =====    =====       ===== =====  =====

Results of Operations for the Years Ended September 30, 2001 and 2000

   Net Income. Net income increased $6,528 or 2.4% from $272,305 for fiscal 2000 to $278,833 for fiscal 2001. The increase was primarily the result of a decrease in income tax expense of $6,130.

   Net Interest Income. Our net interest income increased $18,714 or 1.1% to $1,810,381 in fiscal 2001 compared to $1,791,667 in fiscal 2000. The increase was due primarily to the growth of average interest-earning assets from $52.5 million in fiscal 2000 to $58.9 million in fiscal 2001.

   The increase in our average interest-earning assets of $6.4 million reflects an increase of $5.7 million in average loans. Our increase in average loans receivable is mainly due to increased demand for loans in our market area.

   Our interest rate spread decreased .13% and net interest margin decreased .33% in fiscal 2001 compared to fiscal 2000. This was due to the increase in the yield on interest-earning assets from 8.65% in fiscal 2000 to 8.85% in fiscal 2001 and the increase in the interest cost of average interest-bearing liabilities from 5.82% in fiscal 2000 to 6.15% in fiscal 2001.

   The yield on our average interest-earning assets increased in fiscal 2001 primarily due to an increase in the yield on loans receivable. This increase in yield on our loans receivable primarily reflected an increase in the average interest rates.

   The increase in the cost of our average interest-bearing liabilities was due primarily to an increase in the average balance of our certificates of deposit from $38.7 million in fiscal 2000 to $46.5 million in fiscal 2001 and a nominal increase in the average rates.

   Provision for Loan Losses. Our provision for loan losses decreased $150 from $60,150 for fiscal 2000 to $60,000 for fiscal 2001. The decrease in the provision for fiscal 2001 was the result of management's review of our loan portfolio, the potential losses in our loan portfolio and our history of experiencing only nominal losses on loans in recent years.

   Noninterest Income. Our non-interest income increased approximately $84,000 in fiscal 2001 as compared to fiscal 2000. This was attributable to a gain on sale of other assets of $3,500, an increase in late charges of $11,000, service charge income of $45,000 and other income of $37,000 primarily consisting of cash surrender values of life insurance and refunds of prior year Georgia income taxes, which was partially offset by a decrease in gain on sale of other real estate of $10,000 in fiscal 2001.

   Noninterest Expense. Our non-interest expense increased by $102,273 or 6.74% from $1,518,129 for fiscal 2000 to $1,620,402 for fiscal 2001. The increase was primarily attributable to increases in compensation and other personnel expense and other operating expenses.

   Non-interest expense has increased as a result of staffing and equipping the bank building opened in April 1999. These expenses have stabilized and our operations in the building have now produced a higher overall level of loan and deposit activity. Our ability to fully offset these increased non-interest expenses will depend in part on our ability to continue to increase the size of the loan portfolio without increasing the provision for loan losses and increase the amount of deposits we hold without substantially increasing interest expense. Our non-interest expense would further increase if we built the new branch discussed below.

   We offered checking accounts and the use of an automated teller machine (an "ATM") to our customers during fiscal 1999. Our preparation costs for these products and the costs of soliciting checking account funds also increased our expenses in fiscal year 2000 and 2001. Although our checking account funds have increased, we have not yet received sufficient other income from the ATM to offset its additional cost.

   Although no definite plans have been made, we are exploring whether to purchase land and construct a branch. We would likely hire experts or spend money before we commit to purchasing land or constructing a new branch. If we decided not to build a new branch, the money that we had spent up to that time would be a noninterest expense and would negatively affect our income.

   As discussed in Note 19 to our consolidated financial statements, we have signed a merger agreement with Colony Bankcorp, Inc. Although we and Colony will remain separate prior to the consummation of the merger, we may begin to change the way we categorize and account for certain items that are reflected in our financial statements to reduce the number of changes that are to be made following the merger. It is not expected that any of these changes will be material to our operations. Although there could be a one time charge to cover expenses incurred in preparing for the merger, this charge, if one is taken, also is not expected to be material.

   Income Tax Expense. Our income tax expense decreased $6,130 from $136,247 in fiscal 2000 to $130,117 in fiscal 2001 due to the increase in deferred income tax assets resulting from timing differences in the recognition of revenue and expense for tax and financial statement purposes.

   Return on Equity and Assets:

                                                             Year Ended September 30,
                                                             ------------------------
                                                                 2001        2000
                                                               -------      ------
Return on Assets (Net income divided by average assets).....     45%         48%
Return on Equity (Net income divided by average equity).....   3.91%       3.56%
Dividend Payout Ratio (Dividends paid divided by net income) 531.22%      37.26%
Equity to Assets Ratio (Equity divided by total assets).....  10.28%      12.61%

Liquidity and Capital Resources

   We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio is 4.0% and our liquidity ratio average was 12.8% and 13% at September 30, 2001 and 2000, respectively.

   Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. We expect that these liquidity needs will continue to exist in future years.

   Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income--e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2001 was $682,047 as compared to $432,766 for the year ended September 30, 2000.

   Net cash used in our investing activities (i.e., cash receipts, primarily from our investment securities and mortgage-backed securities portfolios and our loan portfolio) for the year ended September 30, 2001 totaled $4 million, a decrease of $4.3 million from September 30, 2000. The decrease was primarily attributable to a reduction of $4.4 million in cash to fund the net increase in loan originations, partially offset by the proceeds from the maturity and call of investment securities and sale of foreclosed property.

   Net cash provided by our financing activities (i.e., cash receipts primarily from net increases in deposits and net FHLB advances) for fiscal 2001 totaled $3.7 million compared to $7.5 million for fiscal 2000. This is a result of a net increase in deposits of $8.1 million in fiscal 2001, as compared to an increase of $5.3 million in fiscal 2000, offset by payments of $3.0 million on FHLB advances and $1.5 million in dividends.

   During the fiscal year ending September 30, 2001, approximately $36.0 million of certificates of deposit (approximately 65% of our total deposits) will mature. We expect that most of these certificates of deposit will be renewed. Even if many of these certificates of deposit are not renewed, we believe that we have sufficient liquidity and other sources of funds to successfully manage the outflow of funds.

   A new bank building was constructed during the year ended September 30, 1999, the cost of the new facility and land was $1,059,931. We are exploring whether to purchase land and construct a branch. Although no definite plans have been made, if a new branch is built, the land and construction costs could total approximately $600,000. We have sufficient liquid assets to pay for these costs.

   Pursuant to FASB No. 130 the Company is required to record changes in the value of its investment portfolio as regards unrealized gains or losses that may result from movements in interest rates. As of September 30, 2001, the Company shows unrealized gains, net of tax effect, totaling $113,610 due to the recent downward surge in interest rates as the national money markets reacted to actions by the Federal Open Market Committee. The unrealized gains combined with net operating income of $278,833 yields a net increase in the Company's capital of $392,443, net of applicable taxes. On January 11, 2001 the Company paid a special dividend of $1,481,204. This dividend less the net operating income and unrealized gains caused a decrease in the book value of common stock from $15.03 on September 30, 2000 to $13.13 as of September 30, 2001. The Bank's capital continues to exceed regulatory requirements and continues to be adequate to support future asset growth.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Quitman Bancorp, Inc. and Subsidiary
Quitman, Georgia

   We have audited the accompanying consolidated statements of financial condition of Quitman Bancorp, Inc. and Subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quitman Bancorp, Inc. and Subsidiary as of September 30, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Stewart, Fowler & Stalvey, P.C.

Valdosta, Georgia
October 17, 2001, except for Note 19, as to which the date is October 22, 2001

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                          September 30,
                                                                                    ------------------------
                                                                                       2001         2000
                                                                                    -----------  -----------
                                      ASSETS
Cash and Cash Equivalents, Notes 1 and 2:
   Cash and amounts due from depository institutions............................... $   792,577  $   598,471
   Interest-bearing deposits in other banks........................................   1,144,567    1,064,984
   Federal funds sold..............................................................     100,000            0
                                                                                    -----------  -----------
       Total Cash and Cash Equivalents.............................................   2,037,144    1,663,455
Investment Securities:
   Available-for-sale (fair value $6,682,461 in 2001 and $6,546,404 in 2000),
     Notes 1 and 3.................................................................   6,682,461    6,546,404
Loans receivable, Notes 1 and 4....................................................  52,536,279   49,052,004
Office properties and equipment, at cost, net of accumulated depreciation, Notes 1
  and 5............................................................................   1,400,845    1,483,607
Real estate acquired in settlement of loans, Note 1................................     137,248            0
Accrued interest receivable, Note 6................................................     579,296      583,330
Investment required by law-stock in Federal........................................
Home Loan Bank, at cost, Note 13...................................................     372,100      320,300
Cash value of life insurance, Note 11..............................................     785,950      626,638
Other assets, Notes 1 and 9........................................................     295,164      193,195
                                                                                    -----------  -----------
       Total Assets................................................................ $64,826,487  $60,468,933
                                                                                    ===========  ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits, Note 7................................................................ $55,458,001  $47,336,018
   Advances from Federal Home Loan Bank, Note 13...................................   2,000,000    5,000,000
   Accrued interest payable........................................................     427,435      337,586
   Income taxes payable, Note 9....................................................      45,121       14,770
   Other liabilities...............................................................     235,592      156,446
                                                                                    -----------  -----------
       Total Liabilities...........................................................  58,166,149   52,844,820
                                                                                    -----------  -----------
Stockholders' Equity:
   Common stock, $.10 par value, 4,000,000 shares authorized, 661,250 shares
     issued and 507,262 shares outstanding.........................................      66,125       66,125
   Preferred stock, no par value, 1,000,000 shares authorized, no shares issued or
     outstanding...................................................................           0            0
   Additional paid in capital......................................................   5,410,028    6,135,412
   Retained Earnings, Note 8.......................................................   3,185,849    3,662,836
   Accumulated other comprehensive income (loss)...................................     113,610      (72,086)
   Treasury stock, at cost, 153,988 shares.........................................  (1,718,524)  (1,718,524)
   Receivable from ESOP, Note 11...................................................    (396,750)    (449,650)
                                                                                    -----------  -----------
       Total Stockholders' Equity..................................................   6,660,338    7,624,113
                                                                                    -----------  -----------
          Total Liabilities and Stockholders' Equity............................... $64,826,487  $60,468,933
                                                                                    ===========  ===========

 Note: The accompanying notes to financial statements are an integral part of this statement.

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    Year Ended September 30,
                                                    -----------------------
                                                       2001         2000
                                                    ----------   ----------
     Interest Income:
      Loans receivable:
        First mortgage loans....................... $4,361,091   $3,835,384
        Consumer and other loans...................    390,380      277,221
      Interest on FHLMC Pool.......................         55          104
      Investment securities........................    390,155      396,245
      Interest-bearing deposits....................     59,969       33,865
      Federal funds sold...........................     10,850        2,119
                                                    ----------   ----------
          Total Interest Income....................  5,212,500    4,544,938
                                                    ----------   ----------
     Interest Expense:
      Deposits, Note 7.............................  3,169,462    2,483,483
      Interest on Federal Home Loan Bank advances..    232,657      269,788
                                                    ----------   ----------
          Total Interest Expense...................  3,402,119    2,753,271
                                                    ----------   ----------
     Net Interest Income...........................  1,810,381    1,791,667
     Provision for loan losses, Notes 1 and 4......     60,000       60,154
                                                    ----------   ----------
     Net Interest Income After Provision for Losses  1,750,381    1,731,513
                                                    ----------   ----------
     Non-Interest Income:
      Gain (loss) on sale of securities............     (7,357)      (7,387)
      Gain on sale of fixed assets.................      3,465            0
      Gain (loss) on sale of other real estate.....     10,444       20,610
      Late charges on loans........................     49,703       38,904
      Insurance commissions........................      8,595       10,517
      Service charge income........................    150,355      105,556
      Other income.................................     63,766       26,968
                                                    ----------   ----------
          Total Non-Interest Income................    278,971      195,168
                                                    ----------   ----------
     Non-Interest Expense:
      Compensation.................................    572,427      540,266
      Other personnel expenses, Note 11............    271,863      255,153
      Occupancy expenses of premises...............     52,257       49,873
      Furniture and equipment expenses.............    194,295      211,765
      Business occupation and other taxes..........     69,960       59,630
      Other operating expenses.....................    459,600      401,442
                                                    ----------   ----------
          Total Non-Interest Expense...............  1,620,402    1,518,129
                                                    ----------   ----------

     Income Before Income Taxes....................    408,950      408,552
     Provision for Income Taxes, Note 9............    130,117      136,247
                                                    ----------   ----------
     Net Income.................................... $  278,833   $  272,305
                                                    ----------   ----------
     Earnings Per Share, Note 1:
      Basic........................................ $       60   $       59
                                                    ==========   ==========
      Diluted...................................... $       58   $       59
                                                    ==========   ==========

 Note: The accompanying notes to financial statements are an integral part of this statement.

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                  Year Ended September 30,
                                                                  ------------------------
                                                                      2001        2000
                                                                    --------    --------
Net Income....................................................... $278,833     $272,305
                                                                    --------    --------
Other comprehensive income, net of tax:
 Unrealized gains on securities:
   Unrealized holding gains arising during period, net of tax of
     $93,160 (2000--$81).........................................  180,840          738
   Less: reclassification adjustment for
     losses included in net income, net of tax benefit
     of $2,502 (2000--$2,811)....................................
                                                                     4,856        4,875
                                                                    --------    --------
   Other comprehensive income....................................  185,696        5,613
                                                                    --------    --------
Comprehensive Income............................................. $464,529     $277,918
                                                                    ========    ========

 Note: The accompanying notes to financial statements are an integral part of this statement.

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                          Accumulated
                                                                             Other
                        Common Stock    Additional            Receivable Comprehensive
                      -----------------  Paid In   Retained      From       Income      Treasury
                      Shares    Amount   Capital   Earnings      ESOP       (Loss)       Stock       Total
                      -------  -------- ---------- ---------  ---------- ------------- ----------  ----------
Balances,
 September 30, 1999.. 533,960  $ 66,125 6,135,412  3,491,984   (502,550)    (77,699)   (1,438,272)  7,675,000
Acquisition of shares
 of treasury stock... (26,698)        0         0          0          0           0      (280,252)   (280,252)
Net income...........       0         0         0    272,305          0           0             0     272,305
Dividends paid.......       0         0         0   (101,453)         0           0             0    (101,453)
Change in loan
 receivable from
 employee stock
 ownership plan......       0         0         0          0     52,900           0             0      52,900
Change in other
 comprehensive
 income (loss).......       0         0         0          0          0       5,613             0       5,613
                      -------  -------- ---------  ---------   --------     -------    ----------  ----------
Balances,
 September 30, 2000.. 507,262    66,125 6,135,412  3,662,836   (449,650)    (72,086)   (1,718,524)  7,624,113
Net income...........       0         0         0    278,833          0           0             0     278,833
Dividends paid.......       0         0  (725,384)  (755,820)         0           0             0  (1,481,204)
Change in loan
 receivable from
 employee stock
 ownership plan......       0         0         0          0     52,900           0             0      52,900
Change in other
 comprehensive
 income (loss).......       0         0         0          0          0     185,696             0     185,696
                      -------  -------- ---------  ---------   --------     -------    ----------  ----------
Balances,
 September 30, 2001.. 507,262  $ 66,125 5,410,028  3,185,849   (396,750)    113,610    (1,718,524)  6,660,338
                      =======  ======== =========  =========   ========     =======    ==========  ==========

 Note: The accompanying notes to financial statements are an integral part of this statement

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended September 30,
                                                                                     ------------------------
                                                                                        2001         2000
                                                                                     -----------  -----------
Cash Flows From Operating Activities:
  Net income........................................................................ $   278,833  $   272,305
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation....................................................................     129,608      142,339
    Provision for loan losses.......................................................      60,000       60,154
    Deferred income taxes (benefit).................................................     (12,745)      12,013
    Amortization (Accretion) of securities..........................................      14,411       11,371
    (Gain) Loss on sale of other real estate........................................     (10,444)     (20,610)
    (Gain) Loss on sale of securities...............................................       7,357        7,387
    (Gain) Loss on sale of fixed assets.............................................      (3,465)           0
  Change in Assets and Liabilities:
    (Increase) Decrease in accrued interest receivable..............................       4,034      (70,109)
    Increase (Decrease) in accrued interest payable.................................      89,849       34,074
    Increase (Decrease) in other liabilities........................................      79,146        8,285
    Increase (Decrease) in income taxes payable.....................................      30,351       13,458
    (Increase) Decrease in other assets.............................................      15,112      (37,901)
                                                                                     -----------  -----------
       Net cash provided by operating activities....................................     682,047      432,766
                                                                                     -----------  -----------
Cash Flows From Investing Activities:
  Capital expenditures..............................................................     (59,381)     (24,548)
  Purchase of available-for-sale securities.........................................  (4,611,490)    (873,319)
  Proceeds from sale of foreclosed property.........................................     121,470      228,057
  Proceeds from call of available-for-sale securities...............................   3,374,776            0
  Net (increase) decrease in loans..................................................  (3,792,549)  (8,059,792)
  Purchase of stock in Federal Home Loan Bank.......................................     (51,800)     (33,600)
  Principal collected on mortgage-backed securities.................................     420,093      113,885
  Proceeds from sale of available-for-sale securities...............................     740,156      541,477
  Increase in cash value of life insurance..........................................    (159,312)    (144,284)
  Proceeds from sale of fixed assets................................................      16,000            0
                                                                                     -----------  -----------
       Net cash provided (used) by investing activities.............................  (4,002,037)  (8,252,124)
                                                                                     -----------  -----------
Cash Flows From Financing Activities:
  Net increase (decrease) in deposits...............................................   8,121,983    5,342,923
  Proceeds from Federal Home Loan Bank advances.....................................           0    2,500,000
  Payments on Federal Home Loan Bank advances.......................................  (3,000,000)           0
  (Increase) Decrease in loan to employee stock ownership plan......................      52,900       52,900
  Purchase of treasury stock........................................................           0     (280,252)
  Dividends paid....................................................................  (1,481,204)    (101,453)
                                                                                     -----------  -----------
       Net cash provided (used) by financing activities.............................   3,693,679    7,514,118
                                                                                     -----------  -----------
    Net Increase (Decrease) in cash and cash equivalents............................     373,689     (305,240)
    Cash and Cash Equivalents at Beginning of Period................................   1,663,455    1,968,695
                                                                                     -----------  -----------
    Cash and Cash Equivalents at End of Period...................................... $ 2,037,144  $ 1,663,455
                                                                                     ===========  ===========
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Income taxes.................................................................... $   103,420  $   130,744
                                                                                     ===========  ===========
    Interest........................................................................ $ 3,312,270  $ 2,719,197
                                                                                     ===========  ===========
Schedule of Non-Cash Investing and Financing Activities
  Total increase (decrease) in unrealized gains
   on securities available-for-sale................................................. $   281,360  $     8,504
                                                                                     ===========  ===========
  Loans transferred to foreclosed real estate and other property.................... $   248,274  $    68,402
                                                                                     ===========  ===========

 Note: The accompanying notes to financial statements are an integral part of this statement.

                     QUITMAN BANCORP, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

   Nature of Operations: Quitman Bancorp, Inc. (the "Company") is a Georgia-chartered corporation organized at the direction of Quitman Federal Savings Bank (the "Bank") (formerly Quitman Federal Savings & Loan Association) in connection with the Bank's conversion from a mutual to stock form of organization (the "Conversion"). On April 2, 1998, the Bank completed the conversion and became a wholly owned subsidiary of the Company.

   The Company is engaged in the activity of providing traditional banking services through its banking subsidiary, Quitman Federal Savings Bank. The Bank is a federally chartered stock savings bank that commenced business in 1936. Business activities are predominately with customers in the Brooks and Lowndes County, Georgia area.

   Consolidated financial statements: The accompanying consolidated financial statements include the accounts of Quitman Bancorp, Inc. and its wholly owned subsidiary, Quitman Federal Savings Bank. All inter-company transactions and accounts have been eliminated in consolidation.

   Investment Securities: Investment securities for which the management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at amortized cost using methods approximating the interest method. Other securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of any securities sold is recognized by the specific identification method.

   Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan-origination fees and discounts. Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

   Office properties and equipment and related depreciation and amortization:
Office properties and equipment, consisting of land, buildings, furniture and fixtures and automobile are carried at cost, less accumulated depreciation. The building, furniture, fixtures and equipment are being depreciated on the straight-line method.

   Loan origination fees: Commencing with loans originated during the year ended September 30, 1988, mortgage loan origination fees and related direct loan origination costs are deferred and the net amount so deferred is amortized over the life of the loan by a method that approximates the level yield method and reflected as an adjustment of interest income. Fees for originating consumer loans which do not materially exceed the direct loan origination cost, are recorded as income when received and the direct loan origination costs are expensed as incurred.

   Real estate and other property acquired in settlement of loans: At the time of foreclosure, real estate and other property acquired in settlement of loans is recorded at fair value, less estimated costs to sell. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, such assets are carried at the lower of cost or market value less estimated costs to sell. Cost incurred in maintaining such assets and any subsequent write-downs to reflect declines in the fair value of the property are included in income (loss) on foreclosed assets.

   Allowance for losses: An allowance for loan losses is charged to operations based upon management's evaluation of the potential losses in its loan portfolio. This evaluation includes a review of all loans on which full collectibility may not be reasonably assured, considers the estimated value of the underlying collateral and such other factors as, in management's judgment, deserve recognition under existing economic conditions.

   Income taxes: Income taxes have been computed under Statement of Financial Accounting Standards No. 109. Implementation of Statement No. 109 with regard to income taxes did not have a material effect on the tax provisions of the Company. Deferral of income taxes results primarily from differences in the provision for loan losses, deferred compensation, depreciation and unrealized gains and losses on available-for-sale securities for tax purposes and financial reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The financial statements reflect a net deferred asset of $29,595 and $112,512 at September 30, 2001 and 2000, respectively.

   Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents and includes cash on hand, amounts due from banks (excluding certificates of deposit) and federal funds sold.

   Off balance sheet financial instruments: In the ordinary course of business, the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

   Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain significant estimates: Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of allowances for losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

   While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. It is at least reasonably possible that the allowances for losses on loans and foreclosed real estate may change in the near term.

   Advertising costs: The Bank expenses advertising costs as they are incurred. Advertising costs charged to expenses were $40,032 and $33,678 for the years ended September 30, 2001 and 2000, respectively.

   Stock-based compensation: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company has elected to disclose the proforma effect on net income as if the fair value based method of accounting for stock options had been used.

   Fair values of financial instruments: Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

   Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

   Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate, mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

   Deposits: The fair values disclosed for demand deposits (for example, checking accounts, interest-bearing checking accounts and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

   Advances from Federal Home Loan Bank: The carrying amounts of advances from the Federal Home Loan Bank approximate their fair value.

   Other liabilities: Commitments to extend credit were evaluated and fair value was estimated using the terms for similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

   Earnings per share: The following table sets forth the reconciliation of the numerators and denominator of the basic and diluted earnings per share (EPS) computations:

                                                      Year Ended September 30
                                                      -----------------------
                                                         2000        2001
                                                       --------    --------
  (a) Net income available to shareholders........... $278,833    $272,305
                                                       ========    ========
     Denominator:
       Weighted-average shares outstanding...........  507,262     512,085
       Less: ESOP weighted-average shares
      Unallocated....................................   40,998      46,741
                                                       --------    --------
  (b) Basic EPS weighted-average shares outstanding..  466,264     465,344
      Effect of dilutive securities:
       Stock options.................................   17,351           0
                                                       --------    --------
  (c) Diluted EPS weighted-average shares outstanding  483,615     465,344
                                                       ========    ========
       Basic earnings per share (a/b)................ $     60    $     59
                                                       ========    ========
       Diluted earnings per share (a/c).............. $     58    $     59
                                                       ========    ========

   Segment reporting: The Company is engaged in the activity of providing traditional banking services through its savings banking subsidiary previously discussed under "nature of operations". The Company does not have reportable segments, foreign operations, assets located in foreign countries or major customers, as defined in Statement of Financial Accounting Standards No. 131 (Disclosures About Segments of an Enterprise and Related Information).

   New accounting standards: In June 1998, the FASB issued SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction. Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133). This statement deferred the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of this statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The adoption of this statement had no material impact on the Company's financial statements.

   In June 1999, the FASB issued SFAS No. 136 (Transfers of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others). This statement establishes standards for transactions in which an entity, the donor, makes a contribution by transferring assets to a not-for-profit organization or charitable trust, the recipient organization, that accepts the assets from the donor and agrees to use those assets on behalf of or transfer those assets, the return on investment of those assets, or both to another entity, the beneficiary, that is specified by the donor. It also establishes standards for transactions that take place in a similar manner but are not contributions because the transfers are revocable, repayable or reciprocal. This statement is effective for financial statements issued for fiscal periods beginning after December 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

   In June 2000, the FASB issued SFAS No. 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities). This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. Adoption of this statement had no material impact on the Company's financial statements.

   In June 2000, the FASB issued SFAS No. 139 (Rescission of SFAS No. 53 and amendments to SFAS No. 63, 89 and 121). This statement rescinds SFAS No. 53 and amends SFAS No. 63, 89 and 121, which established standards for financial reporting by producers and distributors of motion picture films. This statement will have no impact on the Company's financial statements.

   In September 2000, the FASB issued SFAS No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities). This statement replaces SFAS No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Adoption of this statement had no material impact on the Company's financial statements.

   In June 2001, the FASB issued SFAS No. 141 (Business Combinations). This statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this statement are to be accounted for using one method--the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Adoption of this statement had no material impact on the Company's financial statements.

   In June 2001, the FASB issued SFAS No. 142 (Goodwill and Other Intangible Assets). This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This statement is effective in fiscal years beginning after December 15, 2001. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

   In June 2001, the FASB issued SFAS No. 143 (Accounting for Asset Retirement Obligations). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operations of a long-lived asset, except for certain obligations of lessees. As used in this statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. This statement is effective for fiscal years beginning after June 15, 2002. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

       In August 2001, the FASB issued SFAS No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of) and the accounting and reporting provisions of APB Opinion No. 30. (Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions) for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends ARB No. 51 (Consolidated Financial Statements) to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

Note 2--Cash

   As of September 30, 2001, the Bank had cash on deposit with certain commercial banks in excess of federal depository insurance as follows:


                                                 Federal
                              Book      Bank    Depository
                             Balance   Balance  Insurance
                      Total $1,479,189 $387,359  $311,434
                            ========== ========  ========

   As of September 30, 2000, the Bank had cash on deposit with certain commercial banks in excess of federal depository insurance as follows:


                                                 Federal
                              Book      Bank    Depository
                             Balance   Balance  Insurance
                      Total $1,249,905 $350,906  $331,446
                            ========== ========  ========

Note 3--Investment Securities

   Investment securities are carried in the accompanying balance sheets as follows:

   Securities available-for-sale consist of the following:

   As of September 30, 2001:


                                                    Gross      Gross
                                       Amortized  Unrealized Unrealized   Market
                                         Cost       Gains      Losses     Value
Obligations of other U.S.
  Government agencies................. $4,035,186  $116,908       $   0 $4,152,094
Mortgage-backed securities............  1,782,102    20,471           0  1,802,573
State, County and Municipal securities    693,036    34,758           0    727,794
                                       ----------  --------  ---------- ----------
                                       $6,510,324  $172,137       $   0 $6,682,461
                                       ==========  ========  ========== ==========

   As of September 30, 2000:


                                                    Gross      Gross
                                       Amortized  Unrealized Unrealized   Market
                                         Cost       Gains      Losses     Value
Obligations of other U.S.
  Government agencies................. $4,928,756   $    0    $ 97,773  $4,830,983
Mortgage-backed securities............  1,033,594    3,543      12,192   1,024,945
State, County and Municipal securities    693,277      821       3,622     690,476
                                       ----------   ------    --------  ----------
                                       $6,655,627   $4,364    $113,587  $6,546,404
                                       ==========   ======    ========  ==========

   The amortized cost and estimated market value of debt securities at September 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Securities
                                                     Available-for-sale
                                                    ---------------------

                                                    Amortized    Market
                                                      Cost       Value
       Due in one year or less..................... $   99,999 $  102,844
       Due after one year through five years.......  2,691,159  2,778,516
       Due after five years through ten years......  1,911,041  1,946,669
       Due after ten years through fifteen years...    320,000    341,870
       Due after fifteen years through twenty years    203,035    210,958
       Due after twenty years......................  1,285,090  1,301,604
                                                    ---------- ----------
                                                    $6,510,324 $6,682,461
                                                    ========== ==========

   Proceeds from sales of available-for-sale securities during the years ended September 30, 2001 and 2000 were $740,156 and $541,477 with gross gains (losses) of $(7,357) and $(7,387) being realized, respectively. Proceeds from maturities of available-for-sale securities during the years ended September 30, 2001 and 2000 were $0 and $0, respectively. Proceeds from calls of available-for-sale securities during the years ended September 30, 2001 and 2000 were $3,374,776 and $0, respectively.

   Securities with an amortized cost of $598,161 and $780,188 at September 30, 2001 and 2000, respectively, were pledged to secure public monies as required by law.

Note 4--Loans Receivable

   A summary of loans receivable is presented below:

                                                 September 30,
                                           ------------------------
                                              2001         2000
                                           -----------  -----------
            First mortgage loans.......... $47,462,946  $43,030,387
            Construction loans............   2,765,465    4,155,435
            FHLMC pool....................         441        1,044
            Share loans...................     672,302      551,954
            Consumer loans................   4,060,859    3,248,972
                                           -----------  -----------
                                            54,962,013   50,987,792
            Loans in process..............  (1,917,228)  (1,425,127)
            Allowance for loan losses.....    (450,386)    (438,456)
            Deferred loan origination fees     (58,120)     (72,205)
                                           -----------  -----------
                                           $52,536,279  $49,052,004
                                           ===========  ===========

   An analysis of changes in the allowance for loan losses is as follows:

                                                      Year Ended
                                                     September 30,
                                                  ------------------
                                                    2001      2000
                                                  --------  --------
                Balance at beginning of period... $438,456  $389,000
                Provision charged to income......   60,000    60,154
                Recoveries.......................        0         0
                Losses charged to allowance......  (48,070)  (10,698)
                                                  --------  --------
                                                  $450,386  $438,456
                                                  ========  ========

   First mortgage loans on residential (one-to-four units) real estate are pledged to secure advances from the Federal Home Loan Bank (See Note 13). The advances must be fully secured after discounting the qualifying loans at 75% of the principal balances outstanding.

   The Bank predominately grants mortgage and consumer loans to customers in the immediate Quitman and South Georgia area. The Bank has a diversified loan portfolio consisting predominately of mortgage loans collateralized by residential properties. The following schedule provides an additional summary of the Bank's loans:

                                                     September 30,
                                               ------------------------
                                                  2001         2000
                                               -----------  -----------
       First Mortgage Loans:
          Secured by 1 to 4 family residences. $39,520,626  $36,014,298
          Secured by over 4 family residences.   1,277,072      856,130
          Other real estate...................   6,665,248    6,159,959
       Construction loans.....................   2,765,465    4,155,435
       FHLMC pools............................         441        1,044
       Share loans............................     672,302      551,954
       Consumer loans.........................   4,060,859    3,248,972
                                               -----------  -----------
                                                54,962,013   50,987,792
       Loans in Process.......................  (1,917,228)  (1,425,127)
       Allowance for loan losses..............    (450,386)    (438,456)
       Deferred loan origination fees.........     (58,120)     (72,205)
                                               -----------  -----------
              Total........................... $52,536,279  $49,052,004
                                               ===========  ===========

   Loans on which the accrual of interest has been discontinued amounted to $223,000 and $193,819 at September 30, 2001 and 2000, respectively. If interest on those loans had been accrued, such income would have approximated $15,615 and $14,200 for the years ended September 30, 2001 and 2000, respectively. Interest income on those loans, which is recorded only when received, amounted to $11,652 and $10,086 for the years ended September 30, 2001 and 2000, respectively. No contractual modifications have been made to these loans that would affect the interest ultimately due.

   There were no loans at September 30, 2001 or 2000, which the Bank's management considered to be impaired.

   Loans receivable includes loans to officers and directors of the Bank totaling approximately $907,422 and $1,167,543 at September 30, 2001 and 2000, respectively. Since November 1996, loans to officers and directors are made at an interest rate equal to two percent (2.00%) above the Bank's cost of funds rate. All related party loans were made in the ordinary course of business and did not involve more than the normal risk of collectibility or present other unfavorable features.

Note 5--Office Properties and Equipment

   Office properties and equipment, at cost, are summarized as follows:


                                  September 30,
                              ---------------------  Estimated
                                 2001       2000    Useful Lives
                              ---------- ---------- ------------
Land......................... $  228,914 $  228,914
Buildings....................    831,017    831,017 20-31 years
Furniture and fixtures.......    797,118    773,862 5-10 years
Automobile...................     36,126     31,337 5 years
                              ---------- ----------
                               1,893,175  1,865,130
Less accumulated depreciation    492,330    381,523
                              ---------- ----------
                              $1,400,845 $1,483,607
                              ========== ==========

   Depreciation expense for the years ended September 30, 2001 and 2000 was $129,608 and $142,339, respectively.

Note 6--Accrued Interest Receivable

   Accrued interest receivable is summarized as follows:

                        September 30,
                      -----------------
                        2001     2000
                      -------- --------
Investment securities $ 80,929 $103,059
Loans receivable.....  498,367  480,271
                      -------- --------
                      $579,296 $583,330
                      ======== ========

Note 7--Deposit Account Analysis

   An analysis of deposit accounts and the weighted average interest rates as of the dates indicated is presented below:

                                               September 30,
                                  --------------------------------------
                                         2001                2000
                                  ------------------  ------------------
                                  Book Value    %     Book Value    %
                                  ----------- ------  ----------- ------
      Type of Account:
        Checking Accounts........ $ 1,030,105   1.86  $ 1,002,609   2.12
         N.O.W. Accounts - 2.96%
           (2000-3.04%)..........   2,127,054   3.83    2,062,054   4.35
         Passbook-3.98%
           (2000-4.02%)..........   2,627,571   4.74    1,949,812   4.12
         Certificates-6.49%
           (2000-6.01%)..........  49,673,271  89.57   42,321,543  89.41
                                  ----------- ------  ----------- ------
                                  $55,458,001 100.00% $47,336,018 100.00%
                                  =========== ======  =========== ======

   The aggregate amount of certificates of deposit in denominations of $100,000 or more was $12,701,663 and $9,369,333 at September 30, 2001 and 2000,
respectively.

   At September 30, 2001, scheduled maturities of certificates of deposit were as follows:

                           Year Ending
                           September 30,
                           -------------
                               2002..... $35,563,893
                               2003.....  12,172,083
                               2004.....   1,208,231
                               2005.....     713,531
                               2006.....      15,533
                                         -----------
                                         $49,673,271
                                         ===========

   The Bank held deposits of $760,740 and $596,776 for related parties at September 30, 2001 and 2000, respectively.

   Interest expense on deposits is summarized as follows:

                                        Year Ended September 30,
                                        ------------------------
                                            2001        2000
                                         ----------  ----------
                Passbook savings....... $   93,976   $   86,747
                NOW....................     63,221       66,839
                Certificates of deposit  3,012,265    2,329,897
                                         ----------  ----------
                                        $3,169,462   $2,483,483
                                         ==========  ==========

Note 8--Stockholders' Equity and Regulatory Matters

   On October 14, 1997, the Bank's Board of Directors formally approved a plan ("Plan") to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. The Plan, which included formation of a holding company, was approved by the Office of Thrift Supervision (OTS) and included the filing of a registration statement with the Securities and Exchange Commission. The conversion was completed on April 2, 1998.

   The Plan called for the common stock of the Bank to be purchased by the holding company and for the common stock of the holding company to be offered to various parties in a subscription offering at a price based on an independent appraisal. The proceeds received under the conversion were as follows:

661,250 shares of common stock issued @ $10 per share $6,612,500
Cost of conversion...................................    410,963
                                                      ----------
Net Proceeds......................................... $6,201,537
                                                      ==========

   The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account discussed below or the regulatory capital requirements imposed by federal regulations.

   At the time of conversion, the Bank established a liquidation account, which will be a memorandum account that does not appear on the balance sheet, in an amount equal to its retained income as reflected in the latest consolidated balance sheet used in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital (as defined in the regulations) to risk-weighted assets (as defined), tangible capital (as defined) to adjusted total assets (as defined) and core capital (as defined) to adjusted total assets (as defined). Management believes, as of September 30, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

   As of September 30, 2000, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total tangible, core and risk-based ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the institution's category.

   The following tables reconcile capital under generally accepted accounting principles (GAAP) to regulatory capital (in thousands).

                                                                    Risk-
                                                  Tangible  Core    Based
                                                  Capital  Capital Capital
                                                  -------- ------- -------
      At September 30, 2001:
         Total equity............................  $6,123  $6,123  $6,123
         Unrealized (gains) losses on securities.    (114)   (114)   (114)
         General valuation allowance.............       0       0     446
                                                   ------  ------  ------
         Regulatory Capital......................  $6,009  $6,009  $6,455
                                                   ======  ======  ======
      At September 30, 2000:
         Total equity............................  $6,317  $6,317  $6,317
         Unrealized (gains) losses on securities.      66      66      66
         General valuation allowance.............       0       0     438
                                                   ------  ------  ------
         Regulatory Capital......................  $6,383  $6,383  $6,821
                                                   ======  ======  ======

   The Bank's actual capital amounts and ratios are presented (dollars in thousands) as follows:

                                                                    To Be Well
                                                                 Capitalized Under
                                                                      Prompt
                                                  For Capital    Corrective Action
                                    Actual     Adequacy Purposes    Provisions:
                                 ------------  ----------------  -----------------
                                 Amount Ratio   Amount     Ratio  Amount    Ratio
                                 ------ -----  ------      ----- ------    -----

As of September 30, 2001:
   Tangible Capital
     (to adjusted total assets). $6,009  9.30% $  969       1.5% $3,229     5.0%
   Core Capital
     (to adjusted total assets).  6,009  9.30%  2,583       4.0%  3,229     5.0%
   Risk-Based Capital
     (to risk-weighted assets)..  6,455 14.28%  3,615       8.0%  4,519    10.0%

As of September 30, 2000:
   Tangible Capital
     (to adjusted total assets). $6,383 10.69% $  896       1.5% $2,986     5.0%
   Core Capital
     (to adjusted total assets).  6,383 10.69%  2,388       4.0%  2,986     5.0%
   Risk-Based Capital
     (to risk-weighted assets)..  6,821 16.53%  3,301       8.0%  4,126    10.0%

   The Company paid dividends on the common stock in the amount of $1,481,204 on January 11, 2001. These dividends were declared on December 19, 2000 in the amount of $2.92 per share. $725,384 of this distribution ($1.43 per share) was treated as a return of capital.

   The Company paid dividends on the common stock in the amount of $101,453 on May 31, 2000. These dividends were declared on April 4, 2000 in the amount of $0.20 per share.

Note 9--Provision For Income Taxes

   The income tax provision is as follows:

                                               Year Ended
                                             September 30,
                                           ------------------
                                             2001      2000
                                           --------  --------
                  Taxes payable currently. $142,862  $124,234
                  Deferred taxes (benefit)  (12,745)   12,013
                                           --------  --------
                  Total tax provision..... $130,117  $136,247
                                           ========  ========

   The provision for income taxes represents the portion of estimated income taxes relating to the years ended September 30, 2001 and 2000.

   Through 1995, the Bank qualified under provisions of the Internal Revenue Code which permitted annual bad debt deductions based on a percentage of taxable income before such deductions. The maximum annual bad debt deduction was 8% under the Tax Reform Act of 1986. New tax legislation effective for 1996 eliminates the percentage of taxable income method for computing the provision for bad debts of thrift institutions and requires the recapture of the provision for bad debts since 1987 to the extent that the provision computed under the percentage of taxable income method exceeds that which would have been computed under the experience method. Such recapture totals $142,587 for the Bank and results in an additional income tax liability of $48,480. This additional tax may be repaid over a six year period beginning in 1996 or, if certain conditions are met, over a six year period beginning in 1998. The full amount of the recapture was accrued as of September 30, 1996.

   Retained earnings at September 30, 2001 include accumulated bad debt deductions prior to 1988 amounting to approximately $6,000 for which no provision for income taxes has been made. If, in the future, these amounts are used for any purpose other than to absorb losses on bad debts, federal income taxes will be imposed at the then applicable rates. The amount of unrecognized deferred tax liability is approximately $2,040.

   Deferred taxes on income result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. Deferred tax assets have been recorded. No valuation allowance was required. The amount and sources of these assets were as follows:

                                                             September 30,
                                                           -----------------
                                                             2001     2000
                                                           -------- --------
    Deferred Tax Assets:
       Allowance for loan losses.......................... $145,542 $138,875
       Unrealized losses on available-for-sale securities.        0   37,135
       Deferred compensation payable......................    8,816    1,331
                                                           -------- --------
           Total..........................................  154,358  177,341
                                                           -------- --------
    Deferred Tax Liabilities:
       Bad debt deduction recapture.......................   18,179   26,259
       Unrealized gains on available-for-sale securities..   58,527        0
       Depreciation.......................................   48,057   38,570
                                                           -------- --------
           Total..........................................  124,763   64,829
                                                           -------- --------
       Net Deferred Tax Assets (Liabilities).............. $ 29,595 $112,512
                                                           ======== ========

   The following is a summary of the differences between the income tax expense as shown in the accompanying financial statements and the income tax expense which would result from applying the Federal statutory tax rate of 34% to earnings before taxes on income:

                                               Year Ended
                                              September 30,
                                           ------------------
                                             2001      2000
                                           --------  --------
Expected income tax....................... $139,043  $138,908
Increase (decrease) in tax resulting from:
   State and local taxes..................   17,496    14,088
   Other, net.............................  (26,422)  (16,749)
                                           --------  --------
Actual income tax expense................. $130,117  $136,247
                                           ========  ========

Note 10--Commitments, Contingencies and Financial Instruments With Off-Balance-Sheet Risk

   The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's' commitments and contingent liabilities is as follows:

                                Notional Amount
                             ---------------------
                                 September 30,
                             ---------------------
                                2001       2000
                             ---------- ----------
Commitments to extend credit $1,917,228 $1,425,127
Standby letters of credit...     66,500     61,300

   Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance by the customer. The Bank's credit policies and procedures for credit commitments are the same as those for extensions of credit that are reported in the financial statements. Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not incurred any losses on its commitments in the year ended September 30, 2000 or 2001.

Note 11--Retirement Plans

   401(k) Plan--The Bank has a 401(k) plan, covering all full-time employees who meet the plan's eligibility requirements. The plan is a defined contribution plan. The Bank made contributions to the plan in the amount of $0 and $0 for the years ended September 30, 2001 and 2000, respectively.

   Deferred Compensation Plan--Effective December 15, 1996, the Bank adopted a deferred compensation plan for the benefit of its officers and directors. Although the plan is to be funded from the general assets of the Bank, life insurance policies were acquired for the purpose of serving as the primary funding source. As of September 30, 2001 and 2000, the cash values of those policies were $785,950 and $626,638 and the liability accrued for benefits payable under the plan was $25,930 and $3,914, respectively.

   Employee Stock Ownership Plan--Effective April 2, 1998, the Bank adopted an employee stock ownership plan (ESOP) for those employees who meet the eligibility requirements of the plan.

   The ESOP trust borrowed $529,000 on April 2, 1998 from the Company and purchased 52,900 shares of the Company's common stock at a price of $10 per share. The loan is a ten-year loan with principal payments of $52,900 annually plus interest at 8.5% and is guaranteed by the Bank.

   ESOP shares are maintained in a suspense account until released to participants' accounts. The release of shares from the suspense account is based on the debt service paid in the year in proportion to the total of current year and remaining debt service. Allocation of released shares to participants' accounts is done as of December 31 based on the then fair market value of the shares. Fair market value is determined from the last published trade on or prior to the valuation date.

   As of September 30, 2001 and 2000, the ESOP held 52,900 shares of the Company's common stock as follows:

                            September 30,
                           ----------------
                             2001    2000
                           -------- -------
Number of Shares:
   Released and allocated.   13,225   7,935
Suspense..................   39,675  44,965
Fair Value:
   Released and allocated. $171,925  71,911
   Suspense...............  515,775 407,495

   The expense recorded by the Company is based on contributions to the ESOP accrued during the year in amounts determined by the Board of Directors and represents compensation and interest as follows:

               Year Ended
              September 30,
             ---------------
              2001    2000
             ------- -------
Compensation $ 7,214 $33,605
Interest....  34,822  39,344
             ------- -------
             $42,036 $72,949
             ======= =======

Note 12--Reconciliation of Regulatory Reports

   Net income and net worth of the Bank reported in these audited financial statements is the same as amounts in reports filed with the Office of Thrift Supervision (OTS) as follows (In Thousands):

Net Income:

                                                         Year Ended
                                                        September 30,
                                                        -------------
                                                         2001   2000
                                                        ----   ----
          Net Income reported to OTS................... $305   $256
          Reconciling Items............................    0      0
                                                         ----   ----
          Net Income for the twelve months ended
           September 30 per audited financial statement $305   $256
                                                         ====   ====

Net Worth:

                                                        September 30,
                                                        -------------
                                                         2001   2000
                                                        ------ ------
           Net Worth reported to OTS................... $6,123 $6,317
           Reconciling Items...........................      0      0
                                                        ------ ------
           Total Net Worth on September 30, per audited
            financial statement........................
                                                        $6,123 $6,317
                                                        ====== ======

Note 13--Advances From Federal Home Loan Bank

   Advances consist of the following:

                                                       September 30,
                                                   ---------------------
                                                      2001       2000
                                                   ---------- ----------
       Advances payable--Federal Home Loan Bank of
        Atlanta, bearing interest at 3.59%,
        due October 4, 2001, collateralized by all
        stock in the Federal Home Loan Bank and
        qualifying first mortgage loans........... $2,000,000 $5,000,000
                                                   ========== ==========

Note 14--Fair Values of Financial Instruments

   The estimated fair values of the Company's financial instruments are as follows:

                                  September 30, 2001      September 30, 2000
                                ----------------------- -----------------------
                                 Carrying      Fair      Carrying      Fair
                                  Amount       Value      Amount       Value
                                ----------- ----------- ----------- -----------
Financial assets:
   Cash and cash equivalents...
   Investment securities.......
   Loans, net of allowance.....
     for loan losses...........
   Accrued interest receivable.
   Investment in Federal Home..
     Loan Bank stock...........
                                $ 2,037,144 $ 2,037,144 $ 1,663,455 $ 1,663,455
                                  6,682,461   6,682,461   6,546,404   6,546,404
                                 52,536,279  53,484,000  49,052,004  49,021,000
                                    579,296     579,296     583,330     583,330
                                    372,100     372,100     320,300     320,300
Financial liabilities:
   Deposits....................
   Advances from Federal Home
     Loan Bank.................
   Accrued interest payable....
                                 55,458,001  56,217,776  47,336,018  47,260,000
                                  2,000,000   2,000,000   5,000,000   5,000,000
                                    427,435     427,435     337,586     337,586

   The carrying amounts in the preceding table are included in the statement of financial condition under the applicable captions.

                               September 30, 2001    September 30, 2000
                              --------------------- ---------------------
                               Carrying    Fair      Carrying    Fair
                                Amount     Value      Amount     Value
                              ---------- ---------- ---------- ----------
Other:
   Loan commitments.......... $1,917,228 $1,917,228 $1,425,127 $1,425,127
   Standby letters of credit.     66,500     66,500     61,300     61,300

Note 15--Related Party Transactions

   Related parties to the Company are identified as its officers and directors. During the years ended September 30, 2000 and 1999, the Company had the following related party transactions:

                                                                           Year Ended September 30,
                                                                           ------------------------
                                                                              2001         2000
                                                                            --------    ----------
Loans to officers and directors (balance at September 30), Note 4......... $907,422    $1,167,543
Deposits held for officers and directors (balance at September 30), Note 7  760,740       596,776
Insurance premiums paid--director.........................................   28,243        15,845
Legal fees paid--director.................................................    4,656         3,090
Supplies purchased--officers and directors................................    4,936         8,295
Furnishings purchased.....................................................    1,491         1,011

Note 16--Financial Information of Quitman Bancorp, Inc. (Parent Only)

                       STATEMENT OF FINANCIAL CONDITION

                     ASSETS
                     ------
                                                             September 30,
                                                       ------------------------
                                                          2001         2000
                                                       -----------  -----------
Cash on deposit....................................... $    14,724  $    79,016
Federal funds sold....................................     100,000            0
Investment in Quitman Federal Savings Bank............   6,123,112    6,316,975
Investment securities available-for-sale..............           0      739,062
Loans receivable--subsidiary ESOP.....................     396,750      449,650
Accrued interest receivable...........................      25,314       42,206
Other assets..........................................         438        3,243
                                                       -----------  -----------
       Total Assets................................... $ 6,660,338  $ 7,630,152
                                                       ===========  ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Liabilities:
   Income taxes payable............................... $         0  $     6,039
                                                       -----------  -----------
Stockholders' Equity:
   Capital stock......................................      66,125       66,125
   Additional paid in capital.........................   5,410,028    6,135,412
   Retained earnings..................................   3,185,849    3,662,836
   Accumulated other comprehensive income (loss)......     113,610      (72,086)
   ESOP loan guaranty of subsidiary...................    (396,750)    (449,650)
   Treasury stock.....................................  (1,718,524)  (1,718,524)
                                                       -----------  -----------
                                                         6,660,338    7,624,113
                                                       -----------  -----------
       Total Liabilities and Stockholders' Equity..... $ 6,660,338  $ 7,630,152
                                                       ===========  ===========

                            STATEMENT OF INCOME
                                                              Year Ended
                                                             September 30,
                                                       ------------------------
                                                          2001         2000
                                                       -----------  -----------
Income:
   Equity in income of subsidiary..................... $   305,042  $   256,239
   Interest income....................................      49,008       82,863
       Gain (Loss) on sale of securities..............      (7,582)      (7,319)
       Miscellaneous..................................         253          673
                                                       -----------  -----------
                                                           346,721      332,456
Expenses..............................................      68,176       50,413
                                                       -----------  -----------
Income before taxes...................................     278,545      282,043
Income taxes (benefit)................................        (288)       9,738
                                                       -----------  -----------
Net Income............................................ $   278,833  $   272,305
                                                       ===========  ===========

Note 16--Financial Information of Quitman Bancorp, Inc. (Parent Only)
(Continued)

                            STATEMENT OF CASH FLOWS

                                                           Year Ended September 30,
                                                           -----------------------
                                                               2001        2000
                                                           -----------   ---------
Cash Flows From Operating Activities:
 Net income............................................... $   278,833   $ 272,305
   Adjustments:
     Equity in income of subsidiary.......................    (305,042)   (256,239)
     Amortization of premium on securities................         863       4,210
     (Gain) Loss on sale of securities....................       7,582       7,319
     Dividends received from subsidiary...................     731,205     101,452
     (Increase) decrease in accrued interest receivable...      16,892       8,769
     (Increase) decrease in other assets..................        (438)          0
     Increase (decrease) in income taxes payable..........      (6,039)      4,727
                                                           -----------   ---------
Net Cash Provided (Used) By Operating Activities..........     723,856     142,543
                                                           -----------   ---------
Cash Flows From Investing Activities:
   Payments received on loan to subsidiary ESOP...........      52,900      52,900
   Proceeds from sale of available-for-sale securities....     740,156     242,851
                                                           -----------   ---------
Net Cash Provided (Used) By Investing Activities..........     793,056     295,751
                                                           -----------   ---------
Cash Flows From Financing Activities:
   Dividends paid.........................................  (1,481,204)   (101,452)
   Purchase of treasury stock.............................           0    (280,251)
                                                           -----------   ---------
Net Cash Provided By Financing Activities.................  (1,481,204)   (381,703)
                                                           -----------   ---------
Net Increase In Cash......................................      35,708      56,591
Cash And Cash Equivalents At Beginning Of Period..........      79,016      22,425
                                                           -----------   ---------
Cash And Cash Equivalents At End Of Period................ $   114,724   $  79,016
                                                           ===========   =========
Supplemental Disclosure of Cash Flow Information:
 Cash Paid During The Period For:
   Interest............................................... $         0   $       0
                                                           ===========   =========
   Income taxes........................................... $     6,189   $   5,011
                                                           ===========   =========
Schedule Of Non-Cash Investing And Financing Activities:
   Total increase (decrease) in unrealized gains on
     Securities available-for-sale........................ $     9,539   $   7,042
                                                           ===========   =========

Note 17--1999 Stock Option Plan

   The Company adopted a Stock Option Plan (the Plan), which was approved by the stockholders on April 13, 1999. The purpose of the plan is to attract and retain qualified personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors, key employees and other persons to promote the success of the business of the Company and the Bank. The Plan authorizes the granting of stock options for up to 66,125 shares of common stock. Under the Plan, the exercise price of each option equals the market price of the Company's stock on the grant date, and an option's maximum term is ten years. Options are granted as administered by the Board of Directors. During the year ended September 30, 2001, the exercise price was reduced from $9.75 per share to $6.83 per share.

   The fair value of each option grant is estimated on the grant date using an options pricing model with the following weighted-average assumptions used for grants in the year ended September 30, 2000: dividend yield 2.10%, risk-free interest rate of 6.00%, expected lives of 41/2 years for the options and a volatility rate of 3.05%.

   Weighted-average assumptions used for grants in the year ended September 30, 2001 are as follows: dividend yield 16.09%, risk free interest rate of 5.00%, expected lives of 31/2 years for the options and a volatility rate of 46.31%.

   A summary of the statement of the Company's Stock Option Plan as of September 30, 2001 and 2000 and the changes during the years then ended is presented below:

                                                                   Year Ended         Year Ended
                                                               September 30, 2001 September 30, 2000
                                                               ------------------ ------------------
                                                                        Weighted-          Weighted-
                                                                         Average            Average
                                                                        Exercise           Exercise
                                                               Shares     Price   Shares     Price
                                                               ------   --------- ------   ---------
Outstanding at beginning of year.............................. 66,121     $9.75   66,121     $9.75
Granted.......................................................      0       .00        0       .00
Exercised.....................................................      0       .00        0       .00
Forfeited.....................................................      0       .00        0       .00
                                                               ------     -----   ------
Outstanding at end of year.................................... 66,121     $6.83   66,121      9.75
                                                               ======             ======
Exercisable at September 30................................... 66,121             66,121
                                                               ======             ======
Weighted-average fair value of options granted during the year            $3.12              $1.20
                                                                          =====              =====

   The following table summarizes information about fixed stock options outstanding at September 30, 2001:

                       Weighted-
Range of                Average   Weighted-             Weighted-
or Actual   Number     Remaining   Average    Number     Average
Exercise  Outstanding Contractual Exercise  Exercisable Exercise
 Prices   at 9-30-01     Life       Price   At 9-30-01    Price
 ------   ----------- ----------- --------- ----------- ---------
  $6.83     66,121      7 Years     $6.83     66,121      $6.83
            ======                            ======

   If the Company had used the fair value based method of accounting for its Stock Option Plan, as prescribed by Statement of Financial Accounting Standards No. 123, directors and officers compensation cost in net income for the year ended September 30, 2001 would not have been affected.

   If the Company had used the fair value based method of accounting for its Stock Option Plan, as prescribed by Statement of Financial Accounting Standards No. 123, directors and officers compensation cost in net income for the year ended September 30, 2000 would have increased by $25,392, resulting in net income of $257,070, net of tax. Basic earnings per share would have declined from $.59 to $.55 and diluted earnings per share would have declined from $.59 to $.55.

Note 18--Restricted Stock Plan

   The Company adopted a Restricted Stock Plan (RSP), which was approved by the stockholders on April 13, 1999. The RSP was adopted as a method of providing directors, officers and key employees of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain in the employment or service of the Bank.

   The Bank will contribute sufficient funds to the RSP to purchase common stock representing up to 4% of the aggregate number of shares issued in the conversion (i.e., 26,450 shares of common stock) in the open market. Alternatively, the RSP may purchase authorized but unissued shares of common stock or treasury shares from the Company. All of the common stock to be purchased by the RSP will be purchased at the fair market value of such stock on the date of purchase.

   The RSP is administered by a Committee appointed by the Bank's Board of Directors. Plan share awards under the RSP will be determined by the RSP Committee. All 26,449 shares of common stock were awarded to officers and directors by the RSP during the year ended September 30, 1999. All plan share awards shall be vested at the rate of 20% as of September 1, 1999 and 20% annually thereafter.

   Contributions made by the Bank to the RSP for the year ended September 30, 2001 and 2000 were as follows:

                                                                               September 30,
                                                                              ---------------
                                                                               2001    2000
                                                                              ------- -------
Number of awards outstanding at beginning of year............................  15,869  21,159
Number of awards granted.....................................................       0       0
Number of awards earned - 20%................................................       0   5,290
                                                                              ------- -------
Number of awards outstanding at end of year..................................  15,869  15,869
                                                                              ======= =======
Fair market value of Company's stock, per share on September 1, 2001 and 2000 $ 13.00 $ 10.00
                                                                              ------- -------
Contributions................................................................ $54,804 $52,900
                                                                              ======= =======

   Stock issued under this plan was purchased on the open market at a cost of $0 and $52,900, which was expensed as compensation for the year ended September 30, 2001 and 2000, respectively.

Note 19--Subsequent Event

   On October 22, 2001, Quitman Bancorp, Inc. and Colony Bankcorp, Inc. entered into an agreement and Plan of Merger and reorganization whereby Colony Bankcorp, Inc. is to acquire 100% of the outstanding shares of Quitman Bancorp, Inc.'s common stock. Each share of Quitman Bancorp, Inc. common stock will receive .683 shares of Colony Bankcorp, Inc. common stock and $4.41 in cash. This agreement is subject to a number of conditions, including receipt of appropriate regulatory approvals.

                             QUITMAN BANCORP, INC.
                            602 East Screven Street
                            Quitman, Georgia 31643
                                (912) 263-7538

      Board of Directors and Executive Officers of Quitman Bancorp, Inc.

Claude R. Butler           John W. Romine
Chairman of the Board      President and owner
Pork Producer              Romine Furniture Co., Inc.
Robert L. Cunningham, III  Melvin E. Plair
Vice Chairman of the Board President and Chief
                           Executive Officer
Secretary & Treasurer of   Quitman Bancorp, Inc. and
                           Quitman
R.L. Cunningham & Sons,
  Inc.                     Federal Savings Bank
Peanut warehouse and
  peanut seed business
Walter B. Holwell          Peggy L. Forgione
Vice President and         Vice President and
  co-owner                 Controller
Holwell-Fletcher           Quitman Bancorp, Inc. and
  Insurance Agency Inc.    Quitman
Insurance agents           Federal Savings Bank
Daniel M. Mitchell, Jr.
Attorney at Law

Corporate Counsel         Independent Auditors
Daniel M. Mitchell, Jr.   Stewart, Fowler &
  Esquire                 Stalvey, P.C.
110 S. Washington Street  3208 Wildwood Plantation
Quitman, Georgia 31643    Drive
                          Valdosta, Georgia 31605
Special Counsel           Transfer Agent and
Manatt, Phelps &          Registrar
  Phillips, LLP           Registrar & Transfer
1001 Page Mill Road,      Company
  Bldg. 2                 10 Commerce Drive
Palo Alto, CA 94304       Cranford, New Jersey 07016
                          (908) 497-2300

   Our Annual Report for the year ended September 30, 2001 on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write Mr. Melvin E. Plair, President and Chief Executive Officer.

                                                                     APPENDIX E

                      FORM 10-K OF COLONY BANKCORP, INC.
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
           1934

   (Fee Required)

For the Fiscal Year Ended December 31, 2000

[_] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
               OF 1934

   (No Fee Required)

For the Transition Period from      to

Commission File Number 0-12436

                               -----------------

                             COLONY BANKCORP, INC.
              (Exact Name of Registrant Specified in its Charter)

         GEORGIA                 58-1492391
     State or Other                (I.R.S.
     Jurisdictionof        EmployerIdentification
    Incorporation or                No.)
      Organization

               115 SOUTH GRANT STREET, FITZGERALD, GEORGIA 31750
                   (Address of Principal Executive Offices)

                               -----------------

                                (912) 426-6000
             (Registrant's Telephone Number Including Area Code)

                               -----------------

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class Name of Each Exchange on Which Registered
------------------- -----------------------------------------
       NONE

          Securities Registered Pursuant to Section 12(b) of the Act:

                         COMMON STOCK, $1.00 PAR VALUE

                               (Title of Class)

   Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

   Indicate by check mark if the disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

   State the aggregate market value of the voting stock held by non-affiliates of the registrant as of March 19, 2001.

             Common Stock, par value $1.00 per share--$51,123,549
                  (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

   Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of March 19, 2001.

           Common Stock, par value $1.00 per share--4,445,526 shares

                      DOCUMENTS INCORPORATED BY REFERENCE

                Location in Form 10-K                                Incorporated Document
----------------------------------------------------- ---------------------------------------------------
Part I
Item 3--Legal Proceedings                             Page 11 of the Company's Definitive Proxy
                                                      Statement dated March 23, 2001, in connection with
                                                      its Annual Meeting to be held on April 24, 2001.

Part III
Item 10--Directors, Executive Officers, Promoters and Pages 3, 4 and 5 of the Company's Definitive Proxy
  Control Persons; Compliance with Section 16(a) of   Statement dated March 23, 2001, in connection with
  the Exchange Act                                    its Annual Meeting to be held on April 24, 2001.

Item 11--Executive Compensation                       Pages 6, 8, 9, 10, 11 and 12 of the Company's
                                                      Definitive Proxy Statement dated March 23, 2001, in
                                                      connection with its Annual Meeting to be held on
                                                      April 24, 2001.

Item 12--Security Ownership of Certainand             Beneficial Owners Pages 7 and 8 of the Company's
  Management                                          Definitive Proxy Statement dated March 23, 2001, in
                                                      connection with its Annual Meeting to be held on
                                                      April 24, 2001.

Item 13--Certain Relationships and Related            Page 11 of the Company's Definitive Proxy
  Transactions                                        Statement dated March 23, 2001 in connection with
                                                      its Annual Meeting to be held on April 24, 2001.

Part I
Item 1

BUSINESS OF THE COMPANY AND SUBSIDIARY BANKS

                             COLONY BANKCORP, INC.

   Colony Bankcorp, Inc. (the "Company" or "Colony") is a Georgia business corporation which was incorporated on November 8, 1982. The Company was organized for the purpose of operating as a bank-holding company under the Federal Bank-Holding Company Act of 1956, as amended, and the bank-holding company laws of Georgia (Georgia Laws 1976, p. 168, et. seq.). On July 22, 1983, the Company, after obtaining the requisite regulatory approvals, acquired 100 percent of the issued and outstanding common stock of Colony Bank of Fitzgerald (formerly The Bank of Fitzgerald), Fitzgerald, Georgia, through the merger of the Bank with a subsidiary of the Company which was created for the purpose of organizing the Bank into a one-bank holding company. Since that time, Colony Bank of Fitzgerald has operated as a wholly-owned subsidiary of the Company.

   On April 30, 1984, Colony, with the prior approval of the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance, acquired 100 percent of the issued and outstanding common stock of Colony Bank Wilcox (formerly Community Bank of Wilcox and Pitts Banking Company), Pitts, Wilcox County, Georgia. As part of that transaction, Colony issued an additional 17,872 shares of its $10.00 par value common stock, all of which was exchanged with the holders of shares of common stock of Pitts Banking Company for 100 percent of the 250 issued and outstanding shares of common stock of Pitts Banking Company. Since the date of acquisition, the Bank has operated as a wholly-owned subsidiary of the Company.

   On November 1, 1984, after obtaining the requisite regulatory approvals, Colony acquired 100 percent of the issued and outstanding common stock of Colony Bank Ashburn (formerly Ashburn Bank), Ashburn, Turner County, Georgia, for a combination of cash and interest-bearing promissory notes. Since the date of acquisition, Colony Bank Ashburn has operated as a wholly-owned subsidiary of the Company.

   On September 30, 1985, after obtaining the requisite regulatory approvals, the Company acquired 100 percent of the issued and outstanding common stock of Colony Bank of Dodge County (formerly The Bank of Dodge County), Chester, Dodge County, Georgia. The stock was acquired in exchange for the issuance of 3,500 shares of common stock of Colony. Since the date of its acquisition, Colony Bank of Dodge County has operated as a wholly-owned subsidiary of the Company.

   Effective July 31, 1991, the Company acquired all of the outstanding common stock of Colony Bank Worth (formerly Worth Federal Savings and Loan Association and Bank of Worth) in exchange for cash and 7,661 of the Company's common stock for an aggregate purchase price of approximately $718,000. Colony Bank Worth has operated as a wholly-owned subsidiary of the Company.

   On November 8, 1996, Colony organized Colony Management Services, Inc. to provide support services to each subsidiary. Services provided include loan and compliance review, internal audit and data processing.

   On November 30, 1996, the Company acquired Broxton State Bank (name subsequently changed to Colony Bank Southeast) in a business combination accounted for as a pooling of interests. Broxton State Bank became a wholly-owned subsidiary of the Company through the exchange of 157,735 shares of the Company's common stock for all of the outstanding stock of Broxton State Bank. All financial information for 1996 presented in this document is based on the assumption that the companies were combined for the full year, and financial information presented for prior years has been restated to give effect to the combination.

   On March 2, 2000, Colony Bank Ashburn purchased the capital stock of Georgia First Mortgage Company in a business combination accounted for as a purchase. The purchase price of $346,725 was the fair value of the net assets of Georgia First Mortgage at the date of purchase. Georgia First Mortgage is primarily engaged in residential real estate mortgage lending in the state of Georgia.

   The Company conducts all of its operations through its bank subsidiaries. A brief description of each Bank's history and business operations is discussed below.

                           COLONY BANK OF FITZGERALD

History and Business of the Bank

   Colony Bank of Fitzgerald is a state banking institution chartered under the laws of Georgia on November 10, 1975. Since opening on April 15, 1976, the Bank has continued a general banking business and presently serves its customers from two locations, the main office in Fitzgerald, Georgia at 302 South Main Street and a full-service branch located on Highway 129 South.

   The Bank operates a full-service banking business and engages in a broad range of commercial banking activities, including accepting customary types of demand and time deposits; making individual, consumer, commercial and installment loans; money transfers; safe deposit services; and making investments in United States Government and municipal securities. The Bank does not offer trust services other than acting as custodian of individual retirement accounts.

   The data processing work of the Bank is processed by Colony Management Services, Inc., a wholly-owned subsidiary of Colony Bankcorp, Inc.

   Colony Bank of Fitzgerald acts as an agent for Visa Card and MasterCard through The Bankers Bank which allows merchants to accept Visa Card and MasterCard and deposit the charge tickets in their accounts with the Bank.

   The Bank also offers its customers a variety of checking and savings accounts. The installment loan department makes both direct consumer loans and also purchases retail installment contracts from local automobile dealers and other sellers of consumer goods.

   The Bank serves the residents of Fitzgerald and surrounding areas of Ben Hill County which has a population of approximately 16,000 people. Manufacturing facilities located in Ben Hill County employ many people and are the most significant part of the local economy. Ben Hill County also has a large agricultural industry producing timber and row crops. Major row crops are peanuts, tobacco, soybeans and corn.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                            2000         1999         1998
                                        ------------ ------------ ------------
Total Assets........................... $113,939,142 $110,339,062 $100,903,605
Total Deposits.........................   93,345,535   92,363,903   87,756,795
Total Stockholders' Equity.............   10,878,703    9,848,839    9,593,148
Net Income.............................    1,684,450    1,724,382    1,665,050

Number of Issued and Outstanding Shares       90,000       90,000       90,000
Book Value Per Share................... $     120.87 $     109.43 $     106.59
Net Income Per Share...................        18.72        19.16        18.50

   The Bank's main offices are housed in a building located in Fitzgerald, Georgia. The main offices, which are owned by the Bank, consist of approximately 13,000 square feet, three drive-in windows and an adjacent parking lot. Banking operations also are conducted from the southside branch which is located at South Dixie Highway, Fitzgerald, Georgia. This branch is owned by the Bank and has been in continuous operation since it opened in December 1977. The branch is a single story building with approximately 850 square feet and is operated with three drive-in windows.

Competition

   The banking business in Ben Hill County is highly competitive. The Bank competes primarily with five other commercial banks operating in Ben Hill County. Additionally, the Bank competes with one credit union located in the area and, to a lesser extent, insurance companies and governmental agencies. The banking industry is also experiencing increasing competition for deposits from less traditional sources such as money market and mutual funds. The Bank also offers "NOW" accounts, individual retirement accounts, simplified pension plans, KEOGH plans and custodial accounts for minors.

Correspondents

   As of December 31, 2000, the Bank had correspondent relationships with two other banks. The Bank's principal correspondent is The Bankers Bank located in Atlanta, Georgia. These correspondent banks provide certain services to the Bank such as investing its excess funds, processing checks and other items, buying and selling federal funds, handling money fund transfers and exchanges, shipping coins and currency, providing security and safekeeping of funds and other valuable items, handling loan participations and furnishing management investment advice on the Bank's securities portfolio.

                              COLONY BANK ASHBURN

History and Business of the Bank

   Colony Bank Ashburn was chartered as a state commercial bank in 1900 and currently operates under the Financial Institutions Code of Georgia. The Bank's deposits are insured up to $100,000 per account by the Federal Deposit Insurance Corporation. The Bank conducts business at the offices located at 515 East Washington and 416 East Washington in Ashburn, Turner County, Georgia, 1553 U. S. Highway 19 South in Lee County, Georgia, 137 Robert B. Lee Drive in Leesburg, Lee County, Georgia and 1031 24th Ave., E., Cordele, Georgia. The offices in Leesburg and Cordele operate under the name Colony Bank. The Bank's business largely consists of (1) the acceptance of demand, savings and time deposits; (2) the making of loans to consumers, business and other institutions; (3) investment of excess funds and sale of federal funds, U.S. Treasury obligations and state, county and municipal bonds; (4) investment services through PRIMEVEST Financial Services; and (5) internet online banking. The Bank does little mortgage lending and it does not offer trust services. It acts as an agent for Visa Card and MasterCard through The Bankers Bank.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                            2000         1999         1998
                                        ------------ ------------ ------------
Total Assets........................... $182,183,214 $143,863,554 $114,402,843
Total Deposits.........................  162,798,006  123,360,686   98,435,652
Total Stockholders' Equity.............   11,916,668   10,236,521    9,638,318
Net Income.............................    1,585,150    1,427,273    1,403,712

Number of Issued and Outstanding Shares       50,000       50,000       50,000
Book Value Per Share................... $     238.33 $     204.73 $     192.77
Net Income Per Share...................        31.70        28.55        28.07

Banking Facilities

   The Bank's main office is located at 515 East Washington Street in Ashburn and consists of a building of approximately 13,000 square feet of office and banking space with an adjacent parking lot. A branch facility is located across the street from the main office and consists of a single story building with approximately 850 square feet and is operated with three drive-in windows. During 1996, the Bank entered into a 5-year lease agreement with Winn-Dixie Stores, Inc. to operate a retail banking facility at Winn Dixie's Lee County location. The office consists of 350 square feet and includes 3 teller positions, a new accounts area and a private office. The Bank opened a second Lee County office in October 1998. This full service facility, located within the city limits of Leesburg, consists of a two story brick building of approximately 5,000 square feet and includes three drive-in lanes. A fourth branch office opened in Cordele, Crisp County, Georgia on October 4, 1999. The new full-service branch facility consists of approximately 5,500 square feet, with four drive-in lanes and one automated teller machine. As a result of the purchase of Georgia First Mortgage Company, the Bank has a mortgage lending office at 616 North Westover Blvd., Albany, Dougherty County, Georgia. All occupied premises, with the exception of the Lee County Winn Dixie and the Albany locations, are owned by the Bank.

Competition

   The banking business is highly competitive. The Bank competes in Turner County primarily with Community National Bank which operates out of one facility in Ashburn, Georgia. The Bank also competes with other financial institutions, including credit unions and finance companies and, to a lesser extent, with insurance companies and certain governmental agencies. The banking industry is also experiencing increased competition for deposits from less traditional sources such as money market and mutual funds.

Correspondents

   Colony Bank Ashburn has correspondent relationships with the following banks: The Bankers Bank in Atlanta, Georgia; SunTrust Bank, N.A. in Atlanta, Georgia; Colony Bank of Fitzgerald in Fitzgerald, Georgia; AMSouth Bank of Alabama in Birmingham, Alabama; and the Federal Home Loan Bank in Atlanta, Georgia. The correspondent relationships facilitate the transactions of business by means of loans, letters of credit, acceptances, collections, exchange services and data processing. As compensation for these services, the Bank maintains balances with its correspondents in noninterest-bearing accounts.

                              COLONY BANK WILCOX

History and Business of the Bank

   The Bank was chartered on June 2, 1906 under the name "Pitts Banking Company." The name of the Bank subsequently was changed to Community Bank of Wilcox on June 1, 1991 and then to Colony Bank Wilcox in 2000. The Bank currently operates under the Financial Institutions Code of Georgia. The Bank's deposits are insured up to $100,000 per account by the Federal Deposit Insurance Corporation. The Bank conducts business at locations in Pitts and Rochelle in Wilcox County, Georgia. The Bank's business consists of: (1) the acceptance of demand, savings and time deposits; (2) the making of loans to consumers, business and other institutions; (3) investment of excess funds and sale of federal funds, U.S. Treasury obligations and state, county and municipal bonds; and (4) certain other miscellaneous financial services usually handled for customers by commercial banks. The Bank does little mortgage lending and it does not offer trust services.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                           2000        1999        1998
                                        ----------- ----------- -----------
Total Assets........................... $34,194,626 $29,583,143 $28,075,187
Total Deposits.........................  29,707,328  25,452,369  24,024,259
Total Stockholders' Equity.............   2,827,859   2,494,864   2,431,843
Net Income.............................     380,562     330,504     288,897

Number of Issued and Outstanding Shares         250         250         250
Book Value Per Share................... $ 11,311.00 $  9,979.46 $  9,727.37
Net Income Per Share...................    1,522.25    1,322.02    1,155.59

Banking Facilities

   The Bank operates out of two locations at 105 South Eighth Street, Pitts, Georgia and at Highway 280, Rochelle, Georgia, both of which are in Wilcox County. The Pitts office consists of a building of approximately 2,200 square feet of usable office and banking space which it owns. The facility contains one drive-in window and three teller windows. The Rochelle office, which opened in August 1989, consists of a building of approximately 5,000 square feet of usable office and banking space, which is owned by the Company.

Competition

   The banking business is highly competitive. The Bank competes in Wilcox County primarily with five commercial banks and one savings and loan institution. In addition, the Bank competes with other financial institutions, including credit unions and finance companies and, to a lesser extent, insurance companies and certain governmental agencies. The banking industry is also experiencing increased competition for deposits from less traditional sources such as money market and mutual funds.

Correspondents

   The Bank has correspondent relationships with the following banks: The Bankers Bank in Atlanta, Georgia; Federal Home Loan Bank, in Atlanta, Georgia; AMSouth Bank of Alabama in Birmingham, Alabama; and SunTrust Bank, N.A., in Atlanta, Georgia. The correspondent relationships facilitate the transactions of business by means of loans, letters of credit, acceptances, collections, exchange services and data processing. As compensation for these services, the Bank maintains balances with its correspondents in noninterest-bearing accounts.

                          COLONY BANK OF DODGE COUNTY

History and Business of the Bank

   The Bank was chartered on June 14, 1966 under the name "Bank of Chester." The name of the Bank subsequently was changed to The Bank of Dodge County on April 15, 1983 and then to Colony Bank of Dodge County in 2000. The Bank currently operates under the Financial Institutions Code of Georgia. The Bank's deposits are insured up to $100,000 per account by the Federal Deposit Insurance Corporation. The Bank's business consists of: (1) the acceptance of demand, savings and time deposits; (2) the making of loans to consumers, business and other institutions; (3) investment of excess funds in the sale of federal funds, U.S. Treasury obligations and state, county and municipal bonds; and (4) certain other miscellaneous financial services usually handled for customers by commercial banks. The Bank does little mortgage lending and it does not offer trust services.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                           2000        1999        1998
                                        ----------- ----------- -----------
Total Assets........................... $50,553,863 $45,344,816 $45,353,965
Total Deposits.........................  43,984,777  41,211,472  41,464,683
Total Stockholders' Equity.............   4,100,184   3,763,451   3,555,744
Net Income.............................     452,381     531,394     382,605

Number of Issued and Outstanding Shares       1,750       1,750       1,750
Book Value Per Share................... $  2,343.00 $  2,150.54 $  2,031.85
Net Income Per Share...................      258.50      303.65      218.63

Banking Facilities

   The Bank's main office is located at 600 Oak Street in Eastman, Dodge County, Georgia and consists of a building of approximately 11,000 square feet of office and banking space with an adjacent parking lot and is operated with three drive-in windows. The branch facility is located in Chester, Dodge County, Georgia and consists of a building with approximately 2,700 square feet of office and banking space and an adjacent parking lot. A second branch was opened during 2000 in Soperton, Treutlen County, Georgia at 310 Main Street. The branch has approximately 1,600 square feet of banking and office space with 3 walk-up teller units and 2 drive-in windows. The Bank owns all of the premises which it occupies.

Competition

   The banking business is highly competitive. The Bank competes in the Dodge County area with two other banks. In addition, the Bank competes with other financial institutions, including credit unions and finance companies and, to a lesser extent, insurance companies and certain governmental agencies. The banking industry is also experiencing increased competition for deposits from less traditional sources such as money market and mutual funds.

Correspondents

   The Bank has correspondent relationships with the following banks: The Bankers Bank in Atlanta, Georgia; The Federal Home Loan Bank in Atlanta, Georgia; and SunTrust Bank, N.A., in Atlanta, Georgia. The correspondent relationships facilitate the transactions of business by means of loans, letters of credit, acceptances, collections, exchange services and data processing. As compensation for these services, the Bank maintains balances with its correspondents in noninterest-bearing accounts.

                               COLONY BANK WORTH

   Colony Bank Worth operated as a savings and loan stock association until it was acquired by the Company on July 31, 1991 at which time the association changed its name to Bank of Worth (subsequently named Colony Bank Worth) and became a state-chartered commercial bank. The Bank conducts business at its offices located at 402 West Franklin Street, Sylvester, Worth County, Georgia, 605 West Second Street, Tifton, Tift County, Georgia and 621 East By-Pass, NE, Moultrie, Colquitt County, Georgia. The Bank's business consists of: (1) the acceptance of demand, savings and time deposits; (2) the making of loans to consumers, businesses and other institutions; (3) investment of excess funds and sale of federal funds, U.S. Treasury obligations and state, county and municipal bonds; and (4) certain other miscellaneous financial services usually handled for customers by commercial banks. The Bank's deposits are insured up to $100,000 per account by the Federal Deposit Insurance Corporation. The Bank's loan portfolio is heavily concentrated in mortgage loans due to the fact that it was previously a savings and loan. The Bank does not offer trust services. It acts as an agent for Visa Card and MasterCard through The Bankers Bank.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                           2000        1999        1998
                                        ----------- ----------- -----------
Total Assets........................... $75,374,448 $57,828,759 $55,396,303
Total Deposits.........................  66,833,730  53,154,868  51,076,265
Total Stockholders' Equity.............   5,424,739   4,298,618   3,969,437
Net Income.............................     501,784     500,710     454,744

Number of Issued and Outstanding Shares      95,790      95,790      95,790
Book Value Per Share................... $     56.63 $     44.88 $     41.44
Net Income Per Share...................        5.24        5.23        4.75

Banking Facilities

   The Bank's main office is housed in a building located in Sylvester, Georgia. The building, which is owned by the Bank, consists of approximately 13,000 square feet, a drive-in window and an adjacent parking lot. On June 15, 1998, the Bank opened a branch office at 605 West Second Street, Tifton, Georgia. The office is a single story building of approximately 2,300 square feet with one attached drive-in window. A second branch office opened in 2000 in Moultrie, Colquitt County, Georgia. This branch building of approximately 5,000 square feet includes 3 walk-up teller units and 4 drive-in windows.

Competition

   The banking business in Worth County, Tift County and Colquitt County is highly competitive. The Bank competes primarily with two other commercial banks operating in Worth County, six other commercial banks in Tift County and six other commercial banks in Colquitt County. Additionally, the Bank competes with credit unions of employers located in the area and, to a lesser extent, insurance companies and governmental agencies. The banking industry is also experiencing increasing competition for deposits from less traditional sources such as money market and mutual funds.

Correspondents

   As of December 31, 2000, the Bank had correspondent relationships with five other banks. The Bank's principal correspondent is The Bankers Bank located in Atlanta, Georgia. These correspondent banks provide certain services to the Bank such as investing its excess funds, processing checks and other items, buying and selling federal funds, handling money fund transfers and exchanges, shipping coins and currency, providing security and safekeeping of funds and other valuable items, handling loan participations and furnishing management investment advice on the Bank's securities portfolio.

                             COLONY BANK SOUTHEAST

History and Business of the Bank

   Colony Bank Southeast, formerly Broxton State Bank, was chartered under the laws of Georgia on August 4, 1966 and opened for business on September 1, 1966, having absorbed "Citizens Bank," a private, unincorporated bank.

   The Bank is a full-service bank offering a wide variety of banking services targeted at all sectors of the Bank's primary market area. The Bank offers customary types of demand, savings, time and individual retirement accounts; installment, commercial and real estate loans; home mortgages and personal lines-of-credit;

Visa and Master Card services through its correspondent, The Bankers Bank; safe deposit and night depository services; cashier's checks, money orders, traveler's checks, wire transfers and various other services that can be tailored to the customer's needs. The Bank does not offer trust services at this time.

   The Bank serves the residents of Coffee County, Georgia, which has a population of approximately 32,000.

   A history of the Bank's financial position for fiscal years ended 2000, 1999 and 1998 is as follows:

                                           2000        1999        1998
                                        ----------- ----------- -----------
Total Assets........................... $61,632,999 $46,012,865 $34,925,063
Total Deposits.........................  53,591,006  39,249,813  28,405,278
Total Stockholders' Equity.............   4,569,285   3,434,884   3,308,576
Net Income.............................     485,523     210,807      59,204
Number of Issued and Outstanding Shares      50,730      50,730      50,730
Book Value Per Share................... $     90.07 $     67.71 $     65.22
Net Income Per Share...................        9.57        4.16        1.17

Banking Facilities

   The Bank operates one banking office located at 401 North Alabama Street, Broxton, Georgia which consists of approximately 5,000 square feet of space. The building is equipped with four alarm-equipped vaults, one for safe-deposit boxes and cash storage, one for night depository service and two for record storage. The building has two drive-in systems, one commercial drawer and one pneumatic tube system. Colony Bank Southeast opened a branch office in Douglas, Georgia on July 6, 1998. The two story brick building located at 625 West Ward Street consists of approximately 8,300 square feet and provides four drive-in lanes for customer convenience. A second Douglas office was opened on September 8, 1999 and consists of approximately 1,200 square feet with three drive-in lanes and one automated teller machine. All occupied premises are owned by the Bank, with the exception of the newly opened branch located at 1351 A SE Bowens Mill Road, Douglas, Georgia.

Competition

   The banking business in Coffee County is highly competitive. Colony Bank Southeast competes with nine other banks and one credit union in Douglas, Georgia. The banking industry is also experiencing increased competition for deposits from less traditional sources such as money market and mutual funds.

Correspondents

   The Bank has correspondent relationships with the following banks: Bank of America, Atlanta, Georgia; SunTrust Bank, Atlanta, Georgia; The Bankers Bank, Atlanta, Georgia; the Federal Home Loan Bank in Atlanta, Georgia and Columbus Bank & Trust, Columbus, Georgia. The correspondent relationships facilitate the transactions of business by means of loans, letters-of-credit, acceptances, collections, exchange services and data processing. As compensation for these services, the Bank maintains balances with its correspondents in noninterest-bearing accounts.

                                   EMPLOYEES

   As of December 31, 2000, Colony Bankcorp, Inc. and its subsidiaries employed 189 full-time employees and 26 part-time employees. Colony considers its relationship with its employees to be excellent.

   The subsidiary banks have noncontributory profit-sharing plans covering all employees subject to certain minimum age and service requirements. All Banks made contributions for all eligible employees in 2000. In addition, Colony Bankcorp, Inc. and its subsidiaries maintain a comprehensive employee benefit program providing, among other benefits, hospitalization, major medical insurance and life insurance. Management considers these benefits to be competitive with those offered by other financial institutions in south Georgia. Colony's employees are not represented by any collective bargaining group.

                          SUPERVISION AND REGULATION

   Bank holding companies and banks are regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations affecting the Company, the Banks, and to a more limited extent, the Company's subsidiaries.

   This summary is qualified in its entirety by reference to the particular statute and regulatory provision referred to and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Company and its subsidiaries. The scope of regulation and permissible activities of the Company and its subsidiaries is subject to change by future federal and state legislation. Supervision, regulation and examination of the Company and the Banks by the bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders of the Company.

                           REGULATION OF THE COMPANY

   Colony is a registered holding company under the Federal Bank Holding Company Act and the Georgia Bank Holding Company Act and is regulated under such Act by the Federal Reserve and by the Georgia Department of Banking and Finance (the "Georgia Department"), respectively. As a bank holding company, the Company is required to file annual reports with the Federal Reserve and the Georgia Department and provide such additional information as the applicable regulator may require pursuant to the Federal and Georgia Bank Holding Company Acts. The Federal Reserve and the Georgia Department may also conduct examinations of the Company to determine whether the Company is in compliance with Bank Holding Company Acts and regulations promulgated thereunder.

   In addition, the Federal Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any bank; (2) acquiring all or substantially all of the assets of a bank; and (3) merging or consolidating with another bank holding company.

   The Georgia Department requires similar approval prior to the acquisition of any additional banks from every Georgia bank holding company. A Georgia bank holding company is generally prohibited from acquiring ownership or control of 5 percent or more of the voting shares of a bank unless the bank being acquired is either a bank for purposes of the Federal Bank Holding Company Act, or a federal or state savings and loan association or savings bank or federal savings bank whose deposits are insured by the Federal Savings and Loan Insurance Corporation and such bank has been in existence and continuously operating as a bank for a period of five years or more prior to the date of application to the Department for approval of such acquisition.

   The Federal Reserve (pursuant to regulation and published statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve policy, the Company may be required to provide financial support to the Bank at a time when, absent such Federal Reserve policy, the Company may not deem it advisable to provide such assistance. Similarly, the Federal Reserve also monitors the financial performance and prospects of nonbank subsidiaries with an inspection process to ascertain whether such nonbanking subsidiaries enhance or detract from the Company's ability to serve as a source of strength for the Banks.

                             CAPITAL REQUIREMENTS

   The holding company is subject to regulatory capital requirements imposed by the Federal Reserve applied on a consolidated basis with the bank owned by the holding company. Bank holding companies must have capital (as defined in the rules) equal to eight (8) percent of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risk. For example, securities with an unconditional guarantee by the United States government are assigned the least risk category. A risk weight of 50 percent is assigned to loans secured by owner-occupied one-to-four family residential mortgages. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

   The Federal Reserve also requires the maintenance of minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of bank holding companies. The guidelines define capital as either Tier 1 (primarily shareholder equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Tier 1 capital for banking organizations includes common equity, minority interest in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock and qualifying cumulative perpetual preferred stock. (Cumulative perpetual preferred stock is limited to 25 percent of Tier 1 capital.) Tier 1 capital excludes goodwill; amounts of mortgage servicing assets, nonmortgage servicing assets, and purchased credit card relationships that, in the aggregate, exceed 100 percent of Tier 1 capital; nonmortgage servicing assets and purchased credit card relationships that in the aggregate, exceed 25 percent of Tier 1 capital; all other identifiable intangible assets; and deferred tax assets that are dependent upon future taxable income, net of their valuation allowance, in excess of certain limitations.

   Effective June 30, 1998, the Board has established a minimum ratio of Tier 1 capital to total assets of 3.0 percent for strong bank holding companies (rated composite "1" under the BOPEC rating system of bank holding companies), and for bank holding companies that have implemented the Board's risk-based capital measure for market risk. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4.0 percent. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. Bank holding companies are required to hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

   At December 31, 2000, Colony exceeded the minimum Tier 1, risk-based and leverage ratios. The table which follows sets forth certain capital information for the Company as of December 31, 2000.

                               CAPITAL ADEQUACY
                               ($ in Thousands)

                          December 31, 2000
                         ------------------
                           Amount    Percent
                         ----------- -------
Leverage Ratio
   Actual............... $39,817,428   7.80%
   Minimum Required (1).  20,397,120   4.00%
Risked-Based Capital:
Tier 1 Capital
   Actual...............  39,817,428   9.63%
   Minimum Required.....  16,534,020   4.00%
Total Capital
   Actual...............  44,990,413  10.88%
   Minimum Required.....  33,068,040   8.00%

--------
(1) Represents the minimum requirement. Institutions that are contemplating acquisitions or anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

        THE RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT

   Prior to the enactment of the Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), interstate expansion of bank holding companies was prohibited, unless such acquisition was specifically authorized by a statute of the state in which the target bank was located. Pursuant to the Riegle-Neal Act, effective September 29, 1995, an adequately capitalized and adequately managed holding company may acquire a bank across state lines, without regard to whether such acquisition is permissible under state law. A bank holding company is considered to be "adequately capitalized" if it meets all applicable federal regulatory capital standards.

   While the Riegle-Neal Act precludes a state from entirely insulating its banks from acquisition by an out-of-state holding company, a state may still provide that a bank may not be acquired by an out-of-state company unless the bank has been in existence for a specified number of years, not to exceed five years. Additionally, the Federal Reserve is directed not to approve an application for the acquisition of a bank across state lines if: (i) the applicant bank holding company, including all affiliated insured depository institutions, controls or after the acquisition would control, more than ten
(10) percent of the total amount of deposits of all insured depository institutions in the United States (the "ten percent concentration limit") or
(ii) the acquisition would result in the holding company controlling thirty
(30) percent or more of the total deposits of insured depository institutions in any state in which the holding company controlled a bank or branch immediately prior to the acquisition (the "thirty percent concentration limit"). States may waive the thirty percent concentration limit, or may make the limits more or less restrictive, so long as they do not discriminate against out-of-state bank holding companies.

   The Riegle-Neal Act also provides that, beginning on June 1, 1997, banks located in different states may merge and operate the resulting institution as a bank with interstate branches. However, a state may (i) prevent interstate branching through mergers by passing a law prior to June 1, 1997 that expressly prohibits mergers involving out-of-state banks, or (ii) permit such merger transactions prior to June 1, 1997. Under the Riegle-Neal Act, an interstate merger transaction may involve the acquisition of a branch of an insured bank without the acquisition of the bank itself, but only if the law of the state in which the branch is located permits this type of transaction.

   Under the Riegle-Neal Act, a state may impose certain conditions on a branch of an out-of-state bank resulting from an interstate merger so long as such conditions do not have the effect of discriminating against out-of-state banks or bank holding companies, other than on the basis of a requirement of nationwide reciprocal treatment. The ten (10) percent concentration limit and the thirty (30) percent concentration limit described above, as well as the rights of the states to modify or waive the thirty (30) percent concentration limit, apply to interstate bank mergers in the same manner as they apply to the acquisition of out-of-state banks.

   A bank resulting from an interstate merger transaction may retain and operate any office that any bank involved in the transaction was operating immediately before the transaction. After completion of the transaction, the resulting bank may establish or acquire additional branches at any location where any bank involved in the transaction could have established or acquired a branch. The Riegle-Neal Act also provides that the appropriate federal banking agency may approve an application by a bank to establish and operate an interstate branch in any state that has in effect a law that expressly permits all out-of-state banks to establish and operate such a branch.

   In response to the Riegle-Neal Act, effective June 1, 1997, Georgia permitted interstate branching, although only through merger and acquisition. In addition, Georgia law provides that a bank may not be acquired by an out-of-state company unless the bank has been in existence for five years. Georgia has also adopted the thirty percent concentration limit, but permits state regulators to waive it on a case-by-case basis.

                      THE GRAMM-LEACH-BLILEY ACT OF 1999

   The Gramm-Leach-Bliley Act (the "GLB Act") dramatically increases the ability of eligible banking organizations to affiliate with insurance, securities and other financial firms and insured depository institutions. The GLB Act permits eligible banking organizations to engage in activities and to affiliate with nonbank firms engaged in activities that are financial in nature or incidental to such financial activities and also includes some additional activities that are complementary to such financial activities.

   The definition of activities that are financial in nature is handled by the GLB Act in two ways. First, there is a laundry list of activities that are designated as financial in nature. Second, the authorization of new activities as financial in nature or incidental to a financial activity requires a consultative process between the Federal Reserve Board and the Secretary of the Treasury with each having the authority to veto proposals of the other. The Federal Reserve Board has the discretion to determine what activities are complementary to financial activities.

   The precise scope of the authority to engage in these new financial activities, however, depends on the type of banking organization, whether it is a holding company, a subsidiary of a national bank, or a national bank's direct conduct. The GLB Act repealed two sections of the Glass-Stegall Act, Sections 20 and 32, which restricted affiliations between securities firms and banks. The GLB Act authorizes two types of banking organizations to engage in expanded securities activities. The GLB Act authorizes a new type of bank holding company called a financial holding company to have a subsidiary company that engages in securities underwriting and dealing without limitation as to the types of securities involved. The GLB Act also permits a national bank to control a financial subsidiary that can engage in many of the expanded securities activities permitted for financial holding companies. However, additional restrictions apply to national bank financial subsidiaries.

   Since the Bank Holding Company Act of 1956, and it subsequent amendments, federal law has limited the types of activities that are permitted for a bank holding company, and it has also limited the types of companies that a bank holding company can control. The GLB Act retains the bank holding company regulatory framework, but adds a new provision that authorizes enlarged authority for the new financial holding company form of organization to engage in any activity of a financial nature or incidental thereto. A new Section 4(k) of the Bank Holding Company Act provides that a financial holding company may engage in any activity, and may acquire and retain shares of any company engaged in any activity, that the Federal Reserve Board, in coordination with the Secretary of the Treasury, determines by regulation or order to be financial in nature or incidental to such financial activities, or is complementary to financial activities.

   The GLB Act also amends the Bank Holding Company Act to prescribe eligibility criteria for financial holding companies, defines the scope of activities permitted for bank holding companies that do not become financial holding companies, and establishes consequences for financial holding companies that cease to maintain the status needed to qualify as a financial holding company.

   There are three special criteria to qualify for the enlarged activities and affiliation. First, all the depository institutions in the bank holding company organization must be well-capitalized. Second, all of the depository institutions of the bank holding company must be well managed. Third, the bank holding company must have filed a declaration of intent with the Federal Reserve Board stating that it intends to exercise the expanded authority under the GLB Act and certify to the Federal Reserve Board that the bank holding company's depository institutions meet the well-capitalized and well managed criteria. The GLB Act also requires the bank to achieve a rating of satisfactory or better in meeting community credit needs at the most recent examination of such institution under the Community Reinvestment Act.

   Once a bank holding company has filed a declaration of its intent to be a financial holding company, as long as there is no action by the Federal Reserve Board giving notice that it is not eligible, the company may proceed to engage in the activities and enter into the affiliations under the large authority conferred by the GLB Act's amendments to the Bank Holding Company Act. The holding company does not need prior approval from the Federal Reserve Board to engage in activities that the GLB Act identifies as financial in nature or that the Federal Reserve Board has determined to be financial in nature or incidental thereto by order or regulation.

   The GLB Act retains the basic structure of the Bank Holding Company Act. Thus, a bank holding company that is not eligible for the expanded powers of a financial holding company is now subject to the amended Section 4(c)(8) of the Bank Holding Company Act which freezes the activities that are authorized and defined as closely related to banking activities. Under this Section a bank holding company is not eligible for the expanded activities permitted under new
Section 4(k) and is limited to those specific activities previously approved by the Federal Reserve Board.

   The GLB Act also addresses the consequences when a financial holding company that has exercised the expanded authority fails to maintain its eligibility to be a financial holding company. The Federal Reserve Board may impose such limitations on the conduct or activities of a noncompliant financial holding company or any affiliate of that company as the Board determines to be appropriate under the circumstances and consistent with the purpose of the Act.

   The GLB Act is essentially a dramatic liberalization of the restrictions placed on banks, especially bank holding companies, regarding the areas of financial businesses in which they are allowed to compete.

                            REGULATION OF THE BANKS

   As state-chartered banks, the Banks are examined and regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Georgia Department.

   The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law in the event an insured bank is closed without adequately providing for payment of the claim of depositors, acting as a receiver of state banks placed in receivership when so appointed by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC also approves conversions, mergers, consolidations, and assumption of deposit liability transactions between insured banks and noninsured banks or institutions to prevent capital or surplus diminution in such transactions where the resulting, continued or assumed bank is an insured nonmember state bank.

   Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Bank Holding Company Act on any extension of credit to the bank holding company or any of its subsidiaries, on investment in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. In addition, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in-arrangements in connection with any extension of credit or provision of any property or services.

   The Georgia Department regulates all areas of the banks' banking operations, including mergers, establishment of branches, loans, interest rates and reserves. The Bank must have the approval of the Commissioner to pay cash dividends, unless at the time of such payment:

   (i) the total classified assets at the most recent examination of such banks do not exceed 80 percent of Tier 1 capital plus Allowance for Loan Losses as reflected at such examination;

  (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50 percent of the net profits, after taxes but before dividends, for the previous calendar year; and

 (iii) the ratio of Tier 1 Capital to Adjusted Total Assets shall not be less than six (6) percent.

   The Banks are also subject to State of Georgia banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit.

             EXPANSION THROUGH BRANCHING, MERGER OR CONSOLIDATION

   With respect to expansion, the Banks were previously prohibited from establishing branch offices or facilities outside of the county in which their main office was located, except:

   (i) in adjacent counties in certain situations, or

  (ii) by means of merger or consolidation with a bank which has been in existence for at least five years.

   In addition, in the case of a merger or consolidation, the acquiring bank must have been in existence for at least 24 months prior to the merger. However, effective July 1, 1996, Georgia permits the subsidiary bank(s) of any bank holding company then engaged in the banking business in the State of Georgia to establish, de novo, upon receipt of required regulatory approval, an aggregate of up to three additional branch banks in any county within the State of Georgia. Effective July 1, 1998, this same Georgia law permits, with required regulatory approval, the establishment of de novo branches in an unlimited number of counties within the State of Georgia by the subsidiary bank(s) of bank holding companies then engaged in the banking business in the State of Georgia. This law may result in increased competition in the Banks' market area.

                             CAPITAL REQUIREMENTS

   The FDIC adopted risk-based capital guidelines that went into effect on December 31, 1990 for all FDIC insured state chartered banks that are not members of the Federal Reserve System. Beginning December 31, 1992, all banks were required to maintain a minimum ratio of total capital to risk weighted assets of eight (8) percent of which at least four (4) percent must consist of Tier 1 capital. Tier 1 capital of state chartered banks (as defined by the regulation) generally consists of: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and
(iii) minority interests in the equity accounts of consolidated subsidiaries. In addition, the FDIC adopted a minimum ratio of Tier 1 capital to total assets of banks, referred to as the leverage capital ratio of three (3) percent if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and, in general, is considered a strong banking organization, rated Composite "1" under the Uniform Financial Institutions Rating System (the CAMEL rating system) established by the Federal Financial Institutions Examination Council. All other financial institutions are required to maintain a leverage ratio of four
(4) percent.

   Effective October 1, 1998, the FDIC amended its risk-based and leverage capital rules as follows: (1) all servicing assets and purchase credit card relationships ("PCCRs") that are included in capital are each subject to a ninety (90) percent of fair value limitation (also known as a "ten (10) percent haircut"); (2) the aggregate amount of all servicing assets and PCCRs included in capital cannot exceed 100 percent of Tier I capital; (3) the aggregate amount of nonmortgage servicing assets ("NMSAs") and PCCRS included in capital cannot exceed 25 percent of Tier 1 capital; and (4) all other intangible assets (other than qualifying PCCRS) must be deducted from Tier 1 capital.

   Amounts of servicing assets and PCCRs in excess of the amounts allowable must be deducted in determining Tier 1 capital. Interest-only strips receivable, whether or not in security form, are not subject to any regulatory capital limitation under the amended rule.

                          FDIC INSURANCE ASSESSMENTS

   The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), enacted in December, 1991, provided for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of the Act is the requirement that banks will have to meet certain safety and soundness standards. In order to comply with the Act, the Federal Reserve and the FDIC implemented regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, fees and benefits, asset quality, earnings and stock valuation.

   The regulations provide for a risk-based premium system which requires higher assessment rates for banks which the FDIC determines pose greater risks to the Bank Insurance Fund ("BIF"). Under the regulations, banks pay an assessment depending upon risk classification.

   To arrive at risk-based assessments, the FDIC places each bank in one of nine risk categories using a two-step process based on capital ratios and on other relevant information. Each bank is assigned to one of three groups: (i) well capitalized, (ii) adequately capitalized, or (iii) under capitalized, based on its capital ratios. The FDIC also assigned each bank to one of three subgroups based upon an evaluation of the risk posed by the bank. The three subgroups include (i) banks that are financially sound with only a few minor weaknesses, (ii) banks with weaknesses which, if not corrected, could result in significant deterioration of the bank and increased risk to the BIF, and (iii) those banks that pose a substantial probability of loss to the BIF unless corrective action is taken. FDICIA imposes progressively more restrictive constraints on operations management and capital distributions depending on the category in which an institution is classified. As of December 31, 2000, the Banks met the definition of "well capitalized" institutions and will be assessed accordingly for 2000.

   Under FDICIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

                          COMMUNITY REINVESTMENT ACT

   The Company and the Banks are subject to the provisions of the Community Reinvestment Act of 1977, as amended (the "CRA") and the federal banking agencies' regulations issued thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with its safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.

   The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application.

   The evaluation system used to judge an institution's CRA performance consists of three tests: (1) a lending test; (2) an investment test; and (3) a service test. Each of these tests will be applied by the institution's primary federal regulator taking into account such factors as: (i) demographic data about the community; (ii) the institution's capacity and constraints; (iii) the institution's product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly-situated lenders.

   In addition, a financial institution will have the option of having its CRA performance evaluated based on a strategic plan of up to five years in length that it had developed in cooperation with local community groups. In order to be rated under a strategic plan, the institution will be required to obtain the prior approval of its federal regulator.

   The interagency CRA regulations provide that an institution evaluated under a given test will receive one of five ratings for the test: (1) outstanding;
(2) high satisfactory; (3) low satisfactory; (4) needs to improve; and (5) substantial noncompliance. An institution will receive a certain number of points for its rating on each test, and the points are combined to produce an overall composite rating. Evidence of discriminatory or other illegal credit practices would adversely affect an institution's overall rating. Each of Colony's subsidiary banks received a "high satisfactory" CRA rating as a result of their last CRA examination.

                             PROPOSED LEGISLATION

   Legislation is regularly considered and adopted by both the United States Congress and the Georgia General Assembly. Such legislation could result in regulatory changes and changes in competitive relationships for banks and bank holding companies. The effect of such legislation on the business of the Company and the Banks cannot be predicted.

                                MONETARY POLICY

   The results of operations of the Company and the Banks are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of the changing conditions in the foreign and national economy, as well as the effect of policies and actions taken by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Company.

Item 2
                            DESCRIPTION OF PROPERTY

   The principal properties of the Registrant consist of the properties of the Banks. For a description of the properties of the Banks, see "Item 1--Business of the Company and Subsidiary Banks" included elsewhere in this Annual Report.

Item 3
                               LEGAL PROCEEDINGS

   Incorporated herein by reference to page 11 of the Company's Definitive Proxy Statement for Annual Meeting of Stockholders to be Held April 24, 2001, filed with the Securities and Exchange Commission on March 7, 2001 (File No. 000-12436).

Item 4
                SUBMISSION OF MATTERS TO A VOTE OF STOCKHOLDERS

   No matters were submitted to a vote of the Registrant's stockholders during the fourth quarter of 2000.

Part II
Item 5

   MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

   Effective April 2, 1998, Colony Bankcorp, Inc. common stock is quoted on the NASDAQ National Market under the symbol "CBAN." Prior to this date, there was no public market for the common stock of the registrant.

   The following table sets forth the high, low and close sale prices per share of the common stock as reported on the NASDAQ National Market, and the dividends declared per share for the periods indicated.

                                                  Dividend
Year Ended December 31, 2000  High   Low   Close  Per Share
---------------------------- ------ ------ ------ ---------
       Fourth Quarter....... $11.75 $ 9.38 $10.00  $0.060
       Third Quarter........  11.63   9.50  10.00   0.045
       Second Quarter.......  12.50   7.94  12.00   0.045
       First Quarter........  14.50  10.50  11.96   0.040

                                                           Dividend
            Year Ended December 31, 1999 High   Low  Close Per Share
            ---------------------------- ----- ----- ----- ---------
                   Fourth Quarter....... 14.75 11.50 13.50   0.040
                   Third Quarter........ 13.38 11.94 11.94   0.035
                   Second Quarter....... 14.63 12.00 12.00   0.035
                   First Quarter........ 15.00 11.25 13.50   0.030

   On February 18, 1997, the Company's Board of Directors approved a 50 percent stock split effected in the form of a stock dividend payable to shareholders of record on July 1, 1997. On February 16, 1999, a 100 percent stock split effected in the form of a stock dividend payable to shareholders of record on March 31, 1999 was approved by the Board. All share and per share information in this report has been restated to give retroactive effect to these splits. The Registrant paid cash dividends on its common stock of $843,653 or $0.190 per share and $620,905 or $0.140 per share in 2000 and 1999, respectively. The Company's Board of Directors approved a reduction in the par value of common stock on February 16, 1999. Par value was reduced from $10 to $1 per share.

   As of December 31, 2000, the Company had approximately 1,056 shareholders of record.

Item 6



                            SELECTED FINANCIAL DATA

                                                                       Year Ended December 31,
                                                          ------------------------------------------------
                                                            2000      1999      1998      1997      1996
                                                          --------  --------  --------  --------  --------
                                                            (Dollars in Thousands, except per share data)
Selected Balance Sheet Data:
  Total Assets........................................... $519,903  $435,272  $381,348  $342,947  $319,540
  Total Loans............................................  388,003   315,435   252,864   234,288   206,863
  Total Deposits.........................................  450,012   374,450   330,746   298,162   285,676
  Investment Securities..................................   70,515    62,819    71,798    56,915    63,378
  Stockholders' Equity...................................   40,210    35,011    33,096    28,821    25,591
Selected Income Statement Data:
  Interest Income........................................   41,758    33,260    30,653    28,777    26,525
  Interest Expense.......................................   22,265    17,114    15,521    13,992    13,158
                                                          --------  --------  --------  --------  --------
   Net Interest Income...................................   19,493    16,146    15,132    14,785    13,367
Provision for Loan Losses................................    2,280     1,166     1,157     1,489     2,195
Other Income.............................................    3,491     3,119     2,659     2,528     2,649
Other Expense............................................   14,004    12,017    11,090    10,601     9,569
                                                          --------  --------  --------  --------  --------
Income Before Tax........................................    6,700     6,082     5,544     5,223     4,252
Income Tax Expense.......................................    2,187     1,902     1,692     1,605     1,319
                                                          --------  --------  --------  --------  --------
   Net Income............................................ $  4,513  $  4,180  $  3,852  $  3,618  $  2,933
                                                          ========  ========  ========  ========  ========
Per Share Data: (a)...................................... $   1.02  $   0.94  $   0.87  $   0.83  $   0.68
  Net Income (Diluted)...................................     9.06      7.89      7.48      6.63      5.89
  Book Value.............................................     8.96      7.85      7.43      6.58      5.83
  Tangible Book Value....................................     0.19      .140      .115      .100      .090
  Dividends
Profitability Ratios:....................................     0.95%     1.03%     1.09%     1.11%     0.97%
  Net Income to Average Assets...........................    12.12%    12.22%    12.22%    13.21%    12.04%
  Net Income to Average Stockholders' Equity.............     4.38%     4.33%     4.66%     4.87%     4.74%
  Net Interest Margin
Loan Quality Ratios:
  Net Charge-Offs to Total Loans.........................     0.34%     0.38%     0.40%     0.58%     0.88%
  Reserve for Loan Losses to Total Loans and OREO........     1.46%     1.48%     1.86%     1.94%     2.12%
  Nonperforming Assets to Total Loans and OREO...........     1.53%     1.82%     2.50%     2.51%     3.85%
  Reserve for Loan Losses to Nonperforming Loans.........    95.35%    81.27%    74.55%    77.23%    54.88%
  Reserve for Loan Losses to Total Nonperforming Assets..    90.06%    70.47%    65.21%    63.23%    40.75%
Liquidity Ratios:
  Loans to Total Deposits................................    86.22%    84.24%    76.45%    78.58%    72.41%
  Loans to Average Earning Assets........................    86.48%    83.37%    78.17%    77.16%    73.34%
  Noninterest-Bearing Deposits to Total Deposits.........     8.59%     9.01%     8.83%     9.16%    10.05%
Capital Adequacy Ratios:
  Common Stockholders' Equity to Total Assets............     7.73%     8.04%     8.68%     8.40%     8.01%
  Total Stockholders' Equity to Total Assets.............     7.73%     8.04%     8.68%     8.40%     8.01%
  Dividend Payout Ratio..................................    18.70%    14.86%    13.24%    12.02%    13.60%

--------
(a) Per share data for all periods has been retroactively restated for a 50 percent stock split on July 1, 1997 and a 100 percent stock split on March 1, 1999. All stock splits were effected in the form of dividends.

Item 7


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Liquidity represents the ability to provide adequate sources of funds for funding loan commitments and investment activities, as well as the ability to provide sufficient funds to cover deposit withdrawals, payment of debt and financing of operations. Converting assets to cash for these funds is primarily with proceeds from collections on loans and maturities of investment securities or by attracting and obtaining new deposits. During 2000, the Company was successful in obtaining deposits as evidenced by the fact that average deposits increased by 15.98 percent to $406,864,000 in 2000 from average deposits of $350,794,000 in 1999. Should the need arise, the Company also maintains relationships with the Federal Home Loan Bank and several correspondent banks that can provide funds on short notice.

   Liquidity is monitored on a regular basis by management. The Company's liquidity position remained satisfactory in 2000. Average liquid assets (cash and amounts due from banks, interest-bearing deposits in other banks, funds due and securities) represented 25.22 percent of average deposits in 2000 as compared to 28.80 percent in 1999. Average loans represented 87.97 percent of average deposits in 2000 as compared to 82.35 percent in 1999. Average interest-bearing deposits were 82.96 percent of average earning assets in 2000 as compared to 84.58 percent in 1999.

   The Company satisfies most of its capital requirements through retained earnings. During 2000, retained earnings provided $3,669,000 of increase in equity. Additionally, equity had an increase of $1,506,000 resulting from the change during the year in unrealized gains on securities available for sale, net of taxes and an increase of $24,000 resulting from the stock grant plan. Thus, total equity increased by a net amount of $5,199,000. In 1999, growth in equity was provided by an increase of $3,559,000 in retained earnings and a decrease of $1,645,000 resulting from the change during the year in unrealized losses on securities available for sale, net of taxes. Thus, total equity increased by a net amount of $1,914,000 in 1999.

   As of December 31, 2000, the Company's capital totaled approximately $40,210,000 and the only outstanding commitment for capital expenditures was by a subsidiary bank of approximately $1,200,000 for construction of a branch facility in Lee County.

   The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for U. S. banking organizations. The objective of these efforts was to provide a more uniform framework that is sensitive to differences in risk assets among banking organizations. The guidelines define a two-tier capital framework. Tier 1 capital consists of common stock and qualifying preferred stockholders' equity less goodwill. Tier 2 capital consists of certain convertible, subordinated and other qualifying term debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets. The Company has no Tier 2 capital other than the allowance for loan losses.

   Using the capital requirements in effect at the end of 2000, the Tier 1 ratio as of December 31, 2000 was 9.63 percent and total Tier 1 and 2 risk-based capital was 10.88 percent. Both of these measures compare favorably with the regulatory minimum of 4 percent for Tier 1 and 8 percent for total risk-based capital. The Company's Tier 1 leverage ratio was 7.80 percent as of December 31, 2000 which exceeds the required ratio standard of 4 percent.

   For 2000, average capital was $37,238,000 representing 7.81 percent of average assets for the year. This percentage is down from the 1999 level of
8.41 percent.

   In 2000, the Company paid annual dividends of $0.19 per share compared to $0.14 per share in 1999. The dividend payout ratio, defined as dividends per share divided by net income per share, was 18.63 percent in 2000 as compared to
14.89 percent in 1999.

   As of December 31, 2000, management was not aware of any recommendations by regulatory authorities which if they were to be implemented, would have a material effect on the Company's liquidity, capital resources or results of operations. However, it is possible that examinations by regulatory authorities in the future could precipitate additional loss charge-offs that could materially impact the Company's liquidity, capital resources and results of operations.

Results of Operations

   The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

Net Income

   Net income for the year ended December 31, 2000 increased to $4,513,000 from the 1999 net income of $4,180,000 representing an increase of $333,000, or 7.97 percent. This increase is the result of an increase in net interest income of $3,347,000 and an increase of $372,000 in noninterest income. These were offset by an increase in provision for loan losses of $1,114,000, an increase in noninterest expense, excluding securities losses, of $1,495,000, an increase in securities losses of $492,000 and an increase in income tax expenses of $285,000. The earnings increase of 7.97 percent was achieved while Company management effected an $18,000,000 bond swap transaction during 2000 that resulted in a loss on the sale of securities of $494,000 pretax ($326,000 after tax). The bond swap allowed Colony to reduce cash flow variability present in the existing portfolio, take advantage of interest rates that were near cyclical highs and extend the duration of the investment portfolio, thereby earning the higher yields available for an extended period of time into the future. Operating income, which excludes the loss on sale of securities, net of taxes, for calendar year 2000 was $4,839,000 or $1.09 per share as compared to $4,181,000 or $0.94 per share for calendar year 1999. On a fully diluted share basis, net income increased to $1.02 per share from the 1999 per share amount of $0.94, a $0.08 increase or 8.51 percent.

   Net income for the year ended December 31, 1999 increased to $4,180,000 from the 1998 net income of $3,852,000 representing an increase of $328,000, or 8.52 percent. This increase is the result of an increase in net interest income of $1,014,000 and an increase of $461,000 in noninterest income. These were offset by an increase in noninterest expense of $928,000 and an increase in income tax expenses of $210,000. The earnings increase of 8.52 percent was achieved while the Company experienced additional overhead associated with three new offices opened during the second half of 1998 and two new offices opened during the second half of 1999; however, these new offices are largely responsible for the $54,000,000 asset growth from a year ago and should further enhance shareholder value as they provide additional growth in the future. On a fully diluted per share basis, net income increased to $0.94 from the 1998 per share amount of $0.87, a $0.07 increase or 8.05 percent.

Net Interest Margin

   The net interest margin increased to 4.38 percent in 2000 as compared to
4.33 percent in 1999. Net interest income increased by 20.73 percent to $19,493,000 in 2000 from $16,146,000 in 1999 on an increase in average earning assets to $448,657,000 in 2000 from $378,288,000 in 1999 with an interest spread of 3.80 percent in 2000 as compared to 3.80 percent in 1999. Average loans increased by $69,022,000 or 23.89 percent, average funds sold increased by $5,124,000 or 42.56 percent, average investment securities decreased by $3,083,000 or 4.52 percent and average interest-bearing deposits in other banks decreased by $694,000 or 7.57 percent, resulting in a net increase in average earning assets of $70,369,000 or 18.60 percent.

   The net increase in average assets was funded by a net increase in average deposits of 15.98 percent to $406,864,000 in 2000 from $350,794,000 in 1999 and a net increase in average debt and funds purchased of 52.45 percent to $29,084,000 in 2000 from $19,078,000 in 1999. Average interest-bearing deposits increased by 16.33 percent to $372,214,000 in 2000 from $319,967,000 in 1999 while average noninterest-bearing deposits increased 12.40 percent to $34,650,000 in 2000 from $30,827,000 in 1999. Average noninterest-bearing deposits represented 8.52 percent of average total deposits in 2000 as compared to 8.79 percent in 1999.

   The net interest margin decreased to 4.33 percent in 1999 as compared to
4.66 percent in 1998. Net interest income increased by 6.70 percent to $16,146,000 in 1999 from $15,132,000 in 1998 on an increase in average earning assets to $378,288,000 in 1999 from $329,109,000 in 1998 with an interest spread of 3.80 percent in 1999 as compared to 4.08 percent in 1998. Average loans increased by $42,127,000 or 17.07 percent, average funds sold decreased by $8,995,000 or 42.77 percent, average investment securities increased by $7,781,000 or 12.88 percent and average interest-bearing in other banks increased by $8,266,000 or 915.39 percent, resulting in a net increase in average earning assets of $49,179,000 or 14.94 percent.

   The net increase in average assets was funded by a net increase in average deposits of 14.58 percent to $350,794,000 in 1999 from $306,168,000 in 1998 and a net increase in average debt and funds purchased of 42.48 percent to $18,702,000 in 1999 from $13,126,000 in 1998. Average interest-bearing deposits increased by 14.28 percent to $319,967,000 in 1999 from $279,992,000 in 1998 while average noninterest-bearing deposits increased 17.77 percent to $30,827,000 in 1999 from $26,176,000 in 1998.

   Average noninterest-bearing deposits represented 8.79 percent of average total deposits in 1999 as compared to 8.55 percent in 1998.

Provision for Loan Losses

   The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

   The provision for loan losses is a charge to earnings in the current period to replenish the allowance for loan losses and maintain it at a level management has determined to be adequate. The provision for loan losses was $2,280,000 in 2000 as compared to $1,166,000 in 1999 representing an increase in the provision of $1,114,000 or 95.54 percent. Net loan charge-offs represented 57.06 percent of the provision for loan losses in 2000 as compared to 103.78 percent in 1999. Net loan charge-offs for 2000 represented 0.36 percent of average loans outstanding as compared to 0.42 percent in 1999. The leveling off of loan charge-offs for 2000 and 1999 resulted from management's effort the past several years to improve credit quality and to eliminate weak and marginal credits. As of December 31, 2000, the allowance for loan losses was 1.45 percent of total loans outstanding as compared to an allowance for loan losses of 1.48 percent of total loans outstanding as of December 31, 1999. The loan loss reserve of 1.45 percent of total loans outstanding provided coverage of 95.35 percent of nonperforming loans and 90.06 percent of nonperforming assets as of December 31, 2000 compared to 81.72 percent and 70.81 percent, respectively, as of December 31, 1999. The determination of the reserve rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance for loan losses adequate to cover potential losses in the loan portfolio.

   The provision for loan losses was $1,166,000 in 1999 as compared to $1,157,000 in 1998, representing an increase in the provision of $9,000 or 0.78 percent. Net loan charge-offs represented 103.78 percent of the provision for loan losses in 1999 as compared to 86.95 percent in 1998. Net loan charge-offs for 1999 represented 0.42 percent of average loans outstanding as compared to
0.41 percent in 1998. The leveling off of loan charge-offs for 1999 and 1998 resulted from management's effort the past several years to improve credit quality and to eliminate weak and marginal credits. As of December 31, 1999, the allowance for loan losses was 1.48 percent of total loans outstanding as compared to an allowance for loan losses of 1.87 percent of total loans outstanding as of December 31, 1998. The loan loss reserve of 1.48 percent of total loans outstanding provided coverage of 81.72 percent of nonperforming loans and 70.81 percent of nonperforming assets as of December 31, 1999 compared to 78.40 percent and 68.14 percent, respectively, as of December 31, 1998.

Noninterest Income

   Noninterest income consists primarily of service charges on deposit accounts. Service charges on deposit accounts totaled $2,567,000 in 2000 as compared to $2,270,000 in 1999 or an increase of 13.08 percent. This increase is attributable to the increase in noninterest-bearing and interest-bearing demand deposits. All other noninterest income increased to $925,000 in 2000 from $850,000 a year ago, or an 8.82 percent increase. Approximately $208,000 of the increase is attributable to the other fee income from the mortgage company that is partially offset $95,000 by a nonrecurring recovery in 1999 on previously written-off municipal bonds. There was no other significant variance in other noninterest income accounts in 2000 or 1999.

   Service charges on deposit accounts totaled $2,270,000 in 1999 as compared to $1,932,000 in 1998 or an increase of 17.49 percent. This increase is attributable to the increase in noninterest-bearing and interest-bearing demand deposit accounts. All other noninterest-income increased by $123,000 to $850,000 in 1999 from $727,000 in 1998. Approximately $95,000 of the increase in noninterest income is attributable to a recovery on previously written-off municipal bonds and is nonrecurring.

Noninterest Expense

   Noninterest expense increased by 16.54 percent to $14,005,000 in 2000 from $12,017,000 in 1999. Salaries and employee benefits increased 15.69 percent to $7,463,000 in 2000 from $6,451,000 in 1999 primarily due to increased staffing with two new branches opened in 2000 and the acquisition of a mortgage company during 2000. Occupancy and equipment expense increased by 11.07 percent to $2,277,000 in 2000 from $2,050,000 in 1999 primarily due to additional depreciation and occupancy expense with the new offices opened during 2000. All other noninterest expense increased 21.27 percent to $4,264,000 in 2000 from $3,516,000 a year ago. The most significant increase was loss on sale of securities of $494,000 in 2000 compared to $2,000 in 1999. The Company effected an $18,000,000 bond swap during 2000 that resulted in the $494,000 loss from the sale of securities. The bond swap allowed Colony management to reduce cash flow variability, take advantage of interest rates that were near cyclical highs and extend the duration of the portfolio, thereby earning the higher yields available for an extended period of time into the future. Other increases in noninterest expense are primarily attributable to expenses incurred in opening two new offices and the mortgage company during 2000.

   Noninterest expense increased 8.38 percent to $12,017,000 in 1999 from $11,088,000 in 1998. Salaries and employee benefits increased 12.76 percent to $6,451,000 in 2000 from $5,721,000 in 1998 primarily due to increased staffing with two new branches opened in the second half of 1999 and three new branches opened in the second half of 1998. Occupancy and equipment expense increased 9.16 percent to $2,050,000 in 1999 from $1,878,000 in 1998 primarily due to additional depreciation and occupancy expense with the new branches opened. All other noninterest expense increased 0.77 percent to $3,516,000 in 1999 from $3,489,000 in 1998. All other expenses in the aggregate realized normal change.

Income Tax Expense

   Income before taxes increased by $617,000 to $6,700,000 in 2000 from $6,083,000 in 1998 with significant changes being an increase in net interest income of $3,347,000 in 2000 compared to 1999, an increase in provision for loan losses of $1,114,000 in 2000 compared to 1999 and an increase in noninterest expenses, net of noninterest income of $1,616,000 in 2000 compared to 1999. Income tax expense increased 14.97 percent to $2,187,000 in 2000 from $1,902,000 in 1999. Income tax expense as a percentage of income before taxes was 32.64 percent in 2000 compared to 31.27 percent in 1999 or an increase of
4.38 percent.

   Income before taxes increased by $539,000 to $6,083,000 in 1999 from $5,544,000 in 1998 with significant changes being an increase in net interest income of $1,014,000 in 1999 compared to 1998 and an increase in noninterest expense, net of noninterest income of $467,000 in 1999 compared to 1998. Income tax expense increased 12.41 percent to $1,902,000 in 1999 from $1,692,000 in 1998. Income tax expense as a percentage of income before taxes was 31.27 percent in 1999 compared to 30.52 percent in 1998 or an increase of 2.46 percent.

Outlook for 2001

   Colony is an emerging company operating in an industry filled with nonregulated competitors and a rapid pace of consolidation. The year brings with it new opportunities for growth in our existing markets, as well as opportunities to expand into new markets through branch acquisitions and branching. Colony completed two new branches in 2000, which are located in Moultrie and Soperton, Georgia. In addition Colony acquired Georgia First Mortgage Company located in Albany, Georgia during 2000. For 2001, Colony has targeted one new branch office to be located in the Dougherty/Lee County market and one loan production office to be located in the Warner Robins market. The Warner Robins office would be converted to a full-service branch office in 2002.

Forward-Looking Statements

   This document contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "expect," "intend," "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speaks only as of the dates which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Users are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Users are therefore cautioned not to place undue reliance on these forward-looking statements.

                            Average Balance Sheets

                                                         2000                      1999                      1998
                                               ------------------------  ------------------------  ------------------------
                                               Average   Income/ Yields/ Average   Income/ Yields/ Average   Income/ Yields/
                                               Balances  Expense  Rates  Balances  Expense  Rates  Balances  Expense  Rates
                                               --------  ------- ------- --------  ------- ------- --------  ------- -------
                                                                             ($ in thousands)
Assets
Interest-Earning Assets
   Loans, Net of Unearned Income
   Taxable (1)................................ $357,907  $36,333  10.15% $288,885  $28,344  9.81%  $246,758  $25,851  10.48%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
Investment Securities
   Taxable....................................   57,147    3,812   6.67%   57,828    3,418  5.91%    52,551    3,234   6.15%
   Tax-Exempt (2).............................    7,966      539   6.77%   10,368      649  6.26%     7,864      596   7.58%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
      Total Investment Securities.............   65,113    4,351   6.68%   68,196    4,067  5.96%    60,415    3,830   6.34%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
Interest-Bearing Deposits in Other Banks......    8,475      128   1.51%    9,169      467  5.09%       903       49   5.43%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
Funds Sold....................................   17,162    1,129   6.58%   12,038      602  5.00%    21,033    1,125   5.35%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
      Total Interest-Earning Assets...........  448,657   41,941   9.35%  378,288   33,480  8.85%   329,109   30,855   9.38%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
Noninterest-Earning Assets
   Cash.......................................    9,905                    11,615                    10,227
   Allowance for Loan Losses..................   (5,087)                   (4,823)                   (4,742)
   Other Assets...............................   23,278                    21,714                    18,898
                                               --------                  --------                  --------
      Total Noninterest-Earning Assets........   28,096                    28,506                    24,383
                                               --------                  --------                  --------
         Total Assets......................... $476,753                  $406,794                  $353,492
                                               ========                  ========                  ========
Liabilities and Stockholders' Equity
Interest-Bearing Liabilities
   Interest-Bearing Deposits
   Interest-Bearing Demand and Savings........ $ 80,897    2,512   3.11% $129,291  $ 2,321  1.80%  $ 72,284  $ 2,009   2.78%
   Other Time.................................  291,317   17,862   6.13%  190,676   13,652  7.16%   207,708   12,624   6.08%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
      Total Interest-Bearing Deposits.........  372,214   20,374   5.47%  319,967   15,973  4.99%   279,992   14,633   5.22%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
   Other Interest-Bearing Liabilities
      Debt....................................   28,827    1,873   6.50%   18,326    1,125  6.14%    11,548      875   7.58%
      Funds Purchased and Securities
       Sold Under Agreement to
       Repurchase.............................      257       18   7.00%      376       16  4.26%     1,578       21   1.33%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
         Total Other Interest-Bearing
          Liabilities.........................   29,084    1,891   6.50%   18,702    1,141  6.10%    13,126      896   6.83%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
         Total Interest-Bearing
          Liabilities.........................  401,298   22,265   5.55%  338,669   17,114  5.05%   293,118   15,529   5.30%
                                               --------  -------  -----  --------  -------  ----   --------  -------  -----
Noninterest-Bearing Liabilities and
 Stockholders' Equity
   Demand Deposits............................   34,650                    30,827                    26,176
   Other Liabilities..........................    3,567                     3,094                     2,674
   Stockholders' Equity.......................   37,238                    34,204                    31,524
                                               --------                  --------                  --------
      Total Noninterest-Bearing
       Liabilities and Stockholders'
       Equity.................................   75,455                    68,125                    60,374
                                               --------                  --------                  --------
      Total Liabilities and Stockholders'
       Equity................................. $476,753                  $406,794                  $353,492
                                               ========                  ========                  ========
Interest Rate Spread..........................                     3.80%                    3.80%                      4.08%
                                                                  =====                     ====                      =====
Net Interest Income...........................           $19,676                   $16,366                   $15,326
                                                         =======                   =======                   =======
Net Interest Margin...........................                     4.39%                    4.33%                      4.66%
                                                                  =====                     ====                      =====

--------
(1) The average balance of loans includes the average balance of nonaccrual loans. Income on such loans is recognized and recorded on the cash basis.

(2) Taxable-equivalent adjustments totaling $183,347, $220,628 and $202,547 for 2000, 1999 and 1998, respectively, are included in tax-exempt interest on investment securities. The adjustments are based on a federal tax rate of 34 percent with appropriate reductions for the effect of disallowed interest expense incurred in carrying tax-exempt obligations.

                             RATE/VOLUME ANALYSIS

   The rate/volume analysis presented hereafter illustrates the change from year to year for each component of the taxable equivalent net interest income separated into the amount generated through volume changes and the amount generated by changes in the yields/rates.

                                                 Changes From 1999 to 2000(1) Changes From 1998 to 1999(1)
                                                 ---------------------------  ---------------------------
                                                  Volume       Rate    Total   Volume       Rate    Total
                                                 ------      -------  ------  -------     -------  ------
                                                                     ($ in thousands)
Interest Income
   Loans, Net--Taxable.......................... $6,772      $ 1,217  $7,989  $ 4,413     $(1,920) $2,493
                                                  ------     -------  ------  -------     -------  ------
   Investment Securities
       Taxable..................................    (40)         434     394      325        (141)    184
       Tax-Exempt...............................   (150)          40    (110)     190        (137)     53
                                                  ------     -------  ------  -------     -------  ------
          Total Investment Securities...........   (190)         474     284      515        (278)    237
                                                  ------     -------  ------  -------     -------  ------
   Interest-Bearing Deposits in Other Banks.....    (35)        (304)   (339)     449         (31)    418
                                                  ------     -------  ------  -------     -------  ------
   Funds Sold...................................    256          271     527     (481)        (42)   (523)
                                                  ------     -------  ------  -------     -------  ------
          Total Interest Income.................  6,803        1,658   8,461    4,896      (2,271)  2,625
                                                  ------     -------  ------  -------     -------  ------
Interest Expense................................
   Interest-Bearing Demand and Savings Deposits.   (869)       1,060     191    1,584      (1,272)    312
   Time Deposits................................  7,206       (2,996)  4,210   (1,035)      2,063   1,028
   Other Interest-Bearing Liabilities...........
   Funds Purchased and Securities Under
     Agreement to Repurchase....................     (5)           7       2      (16)         11      (5)
   Other Debt...................................    645          103     748      514        (264)    250
                                                  ------     -------  ------  -------     -------  ------
Total Interest Expense (Benefit)................  6,977       (1,826)  5,151    1,047         538   1,585
                                                  ------     -------  ------  -------     -------  ------
Net Interest Income............................. $ (174)     $ 3,484  $3,310  $ 3,849     $(2,809) $1,040
                                                  ======     =======  ======  =======     =======  ======

--------
(1) Changes in net interest income for the periods, based on either changes in average balances or changes in average rates for interest-earning assets and interest-bearing liabilities, are shown on this table. During each year, there are numerous and simultaneous balance and rate changes; therefore, it is not possible to precisely allocate the changes between balances and rates. For the purpose of this table, changes that are not exclusively due to balance changes or rate changes have been attributed to rates.

                           INTEREST RATE SENSITIVITY

   The following table represents the Company's interest-sensitivity gap between interest-earning assets and interest-bearing liabilities as of December 31, 2000.

                                                       Assets and Liabilities Repricing Within
                                               -------------------------------------------------------
                                               3 Months  4 to 12              1 to 5  Over 5
                                               or Less   Months     1 Year    Years   Years    Total
                                               --------  --------  --------  -------- ------- --------
                                                                  ($ in thousands)
Interest-Earning Assets
   Interest-Bearing Deposits.................. $  2,912            $  2,912                   $  2,912
   Investment Securities......................    5,402  $  2,861     8,263  $ 47,478 $14,774   70,515
   Funds Sold.................................   21,675              21,675                     21,675
   Loans, Net of Unearned Income..............  147,659    92,619   240,278   136,499  11,226  388,003
                                               --------  --------  --------  -------- ------- --------
       Total Interest-Earning Assets..........  177,648    95,480   273,128   183,977  26,000  483,105
                                               --------  --------  --------  -------- ------- --------
Interest-Bearing Liabilities..................
   Interest-Bearing Demand and Savings
     Deposits (1).............................   85,905              85,905                     85,905
   Other Time Deposits........................   99,124   169,629   268,753    56,705          325,458
   Short-Term Borrowings (2)..................    6,516               6,516     9,570   9,000   25,086
                                               --------  --------  --------  -------- ------- --------
       Total Interest-Bearing Liabilities.....  191,545   169,629   361,174    66,275   9,000  436,449
                                               --------  --------  --------  -------- ------- --------
       Interest-Sensitivity Gap...............  (13,897)  (74,149)  (88,046)  117,702  17,000   46,656
                                               --------  --------  --------  -------- ------- --------
Cumulative Interest-Sensitivity Gap........... $(13,897) $(88,046) $(88,046) $ 29,656 $46,656 $ 46,656
                                               ========  ========  ========  ======== ======= ========

--------
(1) Interest-bearing demand and savings accounts for repricing purposes are considered to reprice within 3 months or less.
(2) Short-term borrowings for repricing purposes are considered to reprice within 3 months or less.

                             INVESTMENT PORTFOLIO

   The following table presents carrying values of investment securities held by the Company as of December 31, 2000, 1999 and 1998.

                                                            2000    1999    1998
                                                           ------- ------- -------
                                                              ($ in thousands)
U.S. Treasuries and Government Agencies................... $35,266 $46,336 $51,525
Obligations of States and Political Subdivisions..........   8,313   9,628   8,733
Other Securities..........................................  11,815   2,365   3,093
                                                           ------- ------- -------
Investment Securities.....................................  55,394  58,329  63,351
Mortgage Backed Securities................................  15,121   4,490   8,447
                                                           ------- ------- -------
Total Investment Securities and Mortgage Backed Securities $70,515 $62,819 $71,798
                                                           ======= ======= =======

   The following table represents maturities and weighted-average yields of investment securities held by the Company as of December 31, 2000.

                                                  After 1 Year But After 5 Years But
                                    Within 1 Year  Within 5 Years   Within 10 Years  After 10 Years
                                    ------------  ---------------  ----------------  -------------
                                    Amount  Yield  Amount    Yield  Amount    Yield  Amount  Yield
                                    ------  -----  -------   -----  -------   -----  ------  -----
U.S. Government Agencies........... $4,035  5.85% $28,674    5.90% $ 2,541    7.00%
Mortgage Backed Securities.........    512  5.59    8,491    7.30    6,117    7.21
Obligations of States and Political
  Subdivisions.....................  2,056  6.13    2,837    6.02    2,934    6.58   $  501  15.54%
Other Securities...................  1,660  0.00    7,476    7.33    1,737    7.42      944   3.00
                                    ------  ----   -------   ----   -------   ----   ------  -----
   Total Investment Portfolio...... $8,263  4.73% $47,478    6.38% $13,329    7.06%  $1,445   7.35%
                                    ======  ====   =======   ====   =======   ====   ======  =====

                                     LOANS

   The following table presents the composition of the Company's loan portfolio as of December 31 for the past five years.

                                         2000      1999      1998      1997      1996
                                       --------  --------  --------  --------  --------
                                                       ($ in thousands)
Commercial, Financial and Agricultural $ 77,448  $ 42,595  $ 44,879  $ 34,883  $ 38,776
Real Estate
   Construction.......................    5,961     4,003       998     2,676       881
   Mortgage, Farmland.................   23,411    24,179    18,980    21,898    25,769
   Mortgage, Other....................  207,396   185,663   133,857   117,268    88,896
Consumer..............................   59,862    48,226    40,928    42,956    44,608
Other.................................   13,929    10,775    13,227    14,618     7,946
                                       --------  --------  --------  --------  --------
                                        388,007   315,441   252,869   234,299   206,876
Unearned Discount.....................       (4)       (6)       (5)      (11)      (13)
Allowance for Loan Losses.............   (5,661)   (4,682)   (4,726)   (4,575)   (4,435)
                                       --------  --------  --------  --------  --------
Loans, Net............................ $382,342  $310,753  $248,138  $229,713  $202,428
                                       ========  ========  ========  ========  ========

   The following table presents total loans less unearned discount as of December 31, 2000 according to maturity distribution.

                                      Maturity
                                  ----------------
                                  ($ in thousands)
One Year or Less.................     $240,278
After One Year through Five Years      136,499
After Five Years.................       11,226
                                      --------
                                      $388,003
                                      ========

   The following table presents an interest rate sensitivity analysis of the Company's loan portfolio as of December 31, 2000.

                                          Within 1  1 to 5  After 5
                                            Year    Years    Years   Total
                                          -------- -------- ------- --------
                                                   ($ in thousands)
Loans with
   Predetermined Interest Rates.......... $118,538 $129,502 $11,226 $259,266
   Floating or Adjustable Interest Rates.  121,740    6,997      --  128,737
                                          -------- -------- ------- --------
Loans, Net of Unearned Income............ $240,278 $136,499 $11,226 $388,003
                                          ======== ======== ======= ========

                              NONPERFORMING LOANS

   A loan is placed on nonaccrual status when, in management's judgment, the collection of interest income appears doubtful. Interest receivable that has been accrued in prior years and is subsequently determined to have doubtful collectibility is charged to the allowance for possible loan losses. Interest on loans that are classified as nonaccrual is recognized when received. Past due loans are loans whose principal or interest is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms.

   The following table presents, at the dates indicated, the aggregate of nonperforming loans for the categories indicated.

                                                                         December 31,
                                                              ----------------------------------
                                                               2000   1999   1998   1997   1996
                                                              ------ ------ ------ ------ ------
                                                                       ($ in thousands)
Loans Accounted for on a Nonaccrual Basis.................... $5,164 $5,334 $5,823 $5,744 $7,396
Installment Loans and Term Loans Contractually Past Due 90
  Days or More as to Interest or Principal Payments and Still
  Accruing...................................................    751    332    296    145    364
Loans, the Terms of Which Have Been Renegotiated to Provide a
  Reduction or Deferral of Interest or Principal Because of
  Deterioration in the Financial Position of the Borrower....     22     32    220      5    321
Loans Now Current About Which There are Serious Doubts as to
  the Ability of the Borrower to Comply with Present Loan
  Repayment Terms............................................     --     --     --     --     --

   During the year ended December 31, 2000, approximately $1,540,000 of loans was charged off and approximately $240,000 was recovered on charged-off loans. All loans classified by regulatory authorities as loss during regular examinations in 2000 have been charged off. As of December 31, 2000, the allowance for loan losses was adequate to cover all loans classified by regulatory authorities as doubtful or substandard.

                         COMMITMENTS AND CONTINGENCIES

   In the ordinary course of business, the Banks have entered into off balance sheet financial instruments which are not reflected in the consolidated financial statements. These instruments include commitments to extend credit, standby letters of credit, guarantees and liability for assets held in trust. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable. The Banks use the same credit policies for these off balance sheet financial instruments as they do for instruments that are recorded in the consolidated financial statements.

   Following is an analysis of the significant off balance sheet financial instruments as of December 31:

                               2000    1999
                             -------  -------
                             ($ in thousands)
Commitments to Extend Credit $40,495  $43,197
Standby Letters of Credit...   1,770    1,705
                             -------  -------
                             $42,265  $44,902
                             =======  =======

   Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers.

   The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

   The nature of the business of the Company is such that it ordinarily results in a certain amount of litigation. In the opinion of management and counsel for the Company and the Banks, there is no litigation in which the outcome will have a material effect on the consolidated financial statements.

                        SUMMARY OF LOAN LOSS EXPERIENCE

   The allowance for possible loan losses is created by direct charges to operations. Losses on loans are charged against the allowance in the period in which such loans, in management's opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence management's judgment in determining the amount charged to operating expense are past loan experience, composition of the loan portfolio, evaluation of possible future losses, current economic conditions and other relevant factors. The Company's allowance for loan losses was approximately $5,661,000 as of December 31, 2000, representing 1.45 percent of year-end total loans outstanding, compared with $4,682,000 as of December 31, 1999, which represented 1.48 percent of year-end total loans outstanding. The allowance for loan losses is reviewed continuously based on management's evaluation of current risk characteristics of the loan portfolio as well as the impact of prevailing and expected economic business conditions. Management considers the allowance for loan losses adequate to cover possible loan losses on the loans outstanding.

   Management has not allocated the Company's allowance for loan losses to specific categories of loans. Based on management's best estimate, approximately 10 percent of the allowance should be allocated to real estate loans, 50 percent to commercial, financial and agricultural loans and 40 percent to consumer/installment loans as of December 31, 2000.

   The following table presents an analysis of the Company's loan loss experience for the periods indicated.

                                                2000    1999    1998    1997    1996
                                               ------  ------  ------  ------  ------
                                                          ($ in thousands)
Allowance for Loan Losses at Beginning of Year $4,682  $4,726  $4,575  $4,435  $4,051
                                               ------  ------  ------  ------  ------
Charge-Offs
   Commercial, Financial and Agricultural.....  1,004   1,288     617   1,026   2,294
   Real Estate................................      1      19     111     160       8
   Consumer...................................    537     333     681     670     515
                                               ------  ------  ------  ------  ------
                                                1,542   1,640   1,409   1,856   2,817
                                               ------  ------  ------  ------  ------
Recoveries
   Commercial, Financial and Agricultural.....     69     237     144     219     816
   Real Estate................................     16       9      36      37       9
   Consumer...................................    156     184     223     251     181
                                               ------  ------  ------  ------  ------
                                                  241     430     403     507   1,006
                                               ------  ------  ------  ------  ------
Net Charge-Offs...............................  1,301   1,210   1,006   1,349   1,811
                                               ------  ------  ------  ------  ------
Provision for Loans Losses....................  2,280   1,166   1,157   1,489   2,195
                                               ------  ------  ------  ------  ------
Allowance for Loan Losses at End of Year...... $5,661  $4,682  $4,726  $4,575  $4,435
                                               ======  ======  ======  ======  ======
Ratio of Net Charge-Offs to Average Loans.....   0.36%   0.42%   0.41%   0.59%   0.87%
                                               ======  ======  ======  ======  ======

                                   DEPOSITS

   The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years 2000, 1999 and 1998.

                                          2000             1999             1998
                                    ---------------  ---------------  ---------------
                                    Average  Average Average  Average Average  Average
                                    Amount    Rate   Amount    Rate   Amount    Rate
                                    -------- ------- -------- ------- -------- -------
                                                     ($ in thousands)
Noninterest-Bearing Demand Deposits $ 34,650         $ 30,827         $ 26,176
Interest-Bearing Demand and Savings   80,897  3.11%   129,291  1.80%    72,284  2.78%
Time Deposits......................  291,317  6.13    190,676  7.16    207,708  6.08
                                    --------  ----   --------  ----   --------  ----
                                    $406,864  5.47%  $350,794  4.99%  $306,168  5.22%
                                    ========  ====   ========  ====   ========  ====

   The following table presents the maturities of the Company's other time deposits as of December 31, 2000.

                        Other      Other
                         Time      Time
                       Deposits  Deposits
                       $100,000  Less Than
                      or Greater $100,000   Total
                      ---------- --------- --------
                            ($ in thousands)
Months to Maturity
   3 or Less.........  $ 42,283  $ 56,841  $ 99,124
   Over 3 through 12.    54,367   115,262   169,629
   Over 12 Months....    15,225    41,480    56,705
                       --------  --------  --------
                       $111,875  $213,583  $325,458
                       ========  ========  ========

Return on Assets and Stockholders' Equity

   The following table presents selected financial ratios for each of the periods indicated.

                      Year Ended
                     December 31,
                 -------------------
                 2000   1999   1998
                 -----  -----  -----
Return on Assets  0.95%  1.03%  1.09%
Return on Equity 12.12% 12.22% 12.22%
Dividend Payout. 18.70% 14.86% 13.24%
Equity to Assets  7.81%  8.41%  8.92%

Item 8
                  FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

   The following consolidated financial statements of the Registrant and its subsidiaries are included on exhibit 99(b) of this Annual Report on Form 10-K:

      Consolidated Balance Sheets--December 31, 2000 and 1999

      Consolidated Statements of Income--Years Ended December 31, 2000, 1999 and 1998

      Consolidated Statements of Comprehensive Income--Years Ended December 31, 2000, 1999 and 1998

      Consolidated Statements of Stockholders' Equity--Years Ended December 31, 2000, 1999 and 1998

      Consolidated Statements of Cash Flows--Years Ended December 31, 2000, 1999 and 1998

      Notes to Consolidated Financial Statements

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 1999:

                                               Three Months Ended
                                     ---------------------------------------
                                      Dec. 31    Sept. 30   June 30  Mar. 31
                                     -------     --------  -------   -------
                                     ($ in thousands, except per share data)
     2000
     Interest Income................ $11,522     $10,955   $10,009   $9,272
     Interest Expense...............   6,362       5,958     5,164    4,781
                                      -------    -------    -------  ------
     Net Interest Income............   5,160       4,997     4,845    4,491
     Provision for Loan Losses......     446         752       605      477
     Securities Losses..............      --        (494)       --       --
     Noninterest Income.............     916         893       835      847
     Noninterest Expense............   3,670       3,405     3,353    3,082
                                      -------    -------    -------  ------
     Income Before Income Taxes.....   1,960       1,239     1,722    1,779
     Provision for Income Taxes.....     644         400       577      566
                                      -------    -------    -------  ------
     Net Income..................... $ 1,316     $   839   $ 1,145   $1,213
                                      =======    =======    =======  ======
     Net Income Per Common Share (1)
        Basic....................... $  0.30     $  0.19   $  0.26   $ 0.27
        Diluted..................... $  0.30     $  0.19   $  0.26   $ 0.27

                                          Three Months Ended
                                ---------------------------------------
                                Dec. 31       Sept. 30 June 30  Mar. 31
                                -------       -------- -------  -------
                                ($ in thousands, except per share data)
1999
Interest Income................ $8,858         $8,587  $8,047   $7,768
Interest Expense...............  4,565          4,402   4,074    4,073
                                ------         ------  ------   ------
Net Interest Income............  4,293          4,185   3,973    3,695
Provision for Loan Losses......    497            226     194      249
Securities Gains...............      2             --      (2)      --
Noninterest Income.............    764            792     826      737
Noninterest Expense............  3,051          3,215   3,052    2,699
                                ------         ------  ------   ------
Income Before Income Taxes.....  1,511          1,536   1,551    1,484
Provision for Income Taxes.....    503            473     478      448
                                ------         ------  ------   ------
Net Income..................... $1,008         $1,063  $1,073   $1,036
                                ======         ======  ======   ======
Net Income Per Common Share (1)
   Basic....................... $ 0.23         $ 0.24  $ 0.24   $ 0.23
   Diluted..................... $ 0.23         $ 0.24  $ 0.24   $ 0.23

--------
(1) Adjusted for stock dividends and stock splits, as applicable.

Item 9
        CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND
                             FINANCIAL DISCLOSURE

   There was no accounting or disclosure disagreement or reportable event with the former or current auditors that would have required the filing of a report on Form 8-K.

Part III
Item 10
              DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

   Incorporated herein by reference to pages 3 and 4 of the Company's Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 24, 2001 filed with the Securities and Exchange Commission on March 7, 2001 (File No. 000-12436).

Item 11
                            EXECUTIVE COMPENSATION

   Incorporated herein by reference to pages 6, 8, 9, 10, 11 and 12 of the Company's Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 24, 2001, filed with the Securities and Exchange Commission on March 7, 2001 (File No. 000-12436).

Item 12
        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Incorporated herein by reference to pages 7 and 8 of the Company's Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 24, 2001, filed with the Securities and Exchange Commission on March 7, 2001 (File No. 000-12436).

Item 13
                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Incorporated herein by reference to page 11 of the Company's Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 24, 2001, filed with the Securities and Exchange Commission on March 7, 2001 (File No. 000-12436).

Part IV
Item 14
                       EXHIBITS AND REPORTS ON FORM 8-K

(A) Exhibits included herein:

Exhibit
  No.
-------
 3(a)   Articles of Incorporation
        -- filed as Exhibit 3(a) to the Registrant's Registration Statement on Form 10 (File No. 0-18486), filed with the Commission on April 25, 1990 and incorporated herein by reference
 3(b)   Bylaws, as amended
        -- filed as Exhibit 3(b) to the Registrant's Registration Statement on Form 10 (File No. 0-18486), filed with the Commission on April 25, 1990 and incorporated herein by reference
 4      Instruments Defining the Rights of Security Holders
        -- incorporated herein by reference to page 1 of the Company's Definitive Proxy Statement for Annual
        Meeting of Stockholders to be held on April 24, 2001, filed with the Securities and Exchange
        Commission on March 7, 2001 (File No. 000-12436)
 10     Material Contracts
 10(a)  Deferred Compensation Plan and Sample Director Agreement
        -- filed as Exhibit 10(a) to the Registrant's Registration Statement on Form 10 (File No. 0-18486), filed with the Commission on April 25, 1990 and incorporated herein by reference
 10(b)  Profit-Sharing Plan dated January 1, 1979
        -- filed as Exhibit 10(b) to the Registrant's Registration Statement on Form 10 (File No. 0-18486),
        filed with the Commission on April 25, 1990 and incorporated herein by reference
 10(c)  1999 Restricted Stock Grant Plan and Restricted Stock Grant Agreement
 11     Statement Re Computation of Per Share Earnings
 21     Subsidiaries of the Company
 99     Additional Exhibits
 99(a)  Consolidated Financial Statements
        -- Independent Auditor's Report
        -- Consolidated Balance Sheets--December 31, 2000 and 1999
        -- Consolidated Statements of Income--Years Ended December 31, 2000, 1999 and 1998
        -- Consolidated Statements of Comprehensive Income--Years Ended December 31, 2000, 1999 and
        1998
        -- Consolidated Statements of Stockholders' Equity --Years Ended December 31, 2000, 1999 and
        1998
        -- Consolidated Statements of Cash Flows--Years Ended December 31, 2000, 1999 and 1998
        -- Notes to Consolidated Financial Statements
        All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.
 (B)    No reports on Form 8-K have been filed by the registrant during the last quarter of the period covered by this report.

                                  SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Colony Bankcorp, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

                                          COLONY BANKCORP, INC.

                                          /s/ JAMES D. MINIX
                                         --------------------------------------
                                          James D. Minix
                                          President/Director/Chief Executive
                                            Officer

                                          Date: March 28, 2001

                                          /s/ TERRY L. HESTER
                                         --------------------------------------
                                          Terry L. Hester
                                          Executive
                                            Vice-President/Controller/Chief
                                          Financial Officer/Director

                                          Date: March 28, 2001

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:


       /s/ Terry Coleman         Date: March 28, 2001
--------------------------------
    Terry Coleman, Director

       /s/ Morris Downing        Date: March 28, 2001
--------------------------------
  L. Morris Downing, Director

   /s/ Milton N. Hopkins, Jr.    Date: March 28, 2001
--------------------------------
Milton N. Hopkins, Jr., Director

     /s/ Harold E. Kimball       Date: March 28, 2001
--------------------------------
  Harold E. Kimball, Director

      /s/ Marion H. Massee       Date: March 28, 2001
--------------------------------
Marion H. Massee, III, Director

     /s/ Ben B. Mills, Jr.       Date: March 28, 2001
--------------------------------
  Ben B. Mills, Jr., Director

      /s/ Walter P. Patten       Date: March 28, 2001
--------------------------------
   Walter P. Patten, Director

      /s/ Ralph D. Roberts       Date: March 28, 2001
--------------------------------
Ralph D. Roberts, M.D., Director

     /s/ W. B. Roberts, Jr.      Date: March 28, 2001
--------------------------------
  W. B. Roberts, Jr., Director

       /s/ R. Sidney Ross        Date: March 28, 2001
--------------------------------
    R. Sidney Ross, Director

       /s/ Joe K. Shiver         Date: March 28, 2001
--------------------------------
    Joe K. Shiver, Director

    /s/ Curtis A. Summerlin      Date: March 28, 2001
--------------------------------
 Curtis A. Summerlin, Director

                                                                  EXHIBIT 99(a)

                   MCNAIR, MCLEMORE, MIDDLEBROOKS & CO., LLP
                         CERTIFIED PUBLIC ACCOUNTANTS
              A PARTNERSHIP INCLUDING A PROFESSIONAL CORPORATION

RALPH S. McLEMORE, SR., C.P.A. (1963-1977)
SIDNEY B. McNAIR, C.P.A. (1954-1992)
------------------------------------------
SIDNEY E. MIDDLEBROOKS, C.P.A., P.C.        389 MULBERRY STREET
RAY C. PEARSON, C.P.A.                      POST OFFICE BOX ONE
J. RANDOLPH NICHOLS, C.P.A.                 MACON, GEORGIA 31202
WILLIAM H. EPPS, JR., C.P.A.                   (912) 746-6277
RAYMOND A. PIPPIN, JR., C.P.A.               FAX (912) 741-8353
JERRY A. WOLFE, C.P.A.
W. E. BARFIELD, JR., C.P.A.                1117 MORNINGSIDE DRIVE
HOWARD S. HOLLEMAN, C.P.A.                  POST OFFICE BOX 1287
F. GAY McMICHAEL, C.P.A.                      PERRY, GA 31069
RICHARD A. WHITTEN, JR., C.P.A.                (912) 987-0947
ELIZABETH WARE HARDIN, C.P.A.                FAX (912) 987-0526
CAROLINE E. GRIFFIN, C.P.A.
RONNIE K. GILBERT, C.P.A.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders Colony Bankcorp, Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Colony Bankcorp, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colony Bankcorp, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                       McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

Macon, Georgia
February 7, 2001

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                  DECEMBER 31

                                                                             2000          1999
                                ASSETS                                   ------------  ------------
Cash and Balances Due from Depository Institutions...................... $ 18,594,312  $ 22,549,919
Federal Funds Sold......................................................   21,675,000    15,290,000
Investment Securities
   Available for Sale, at Fair Value....................................   70,222,242    61,856,218
   Held to Maturity, at Cost (Fair Value of $290,732 and $937,449 as of
     December 31, 2000 and 1999, Respectively)..........................      293,020       963,196
                                                                         ------------  ------------
                                                                           70,515,262    62,819,414
Loans Held for Sale.....................................................    1,512,683            --
Loans...................................................................  388,006,830   315,440,689
   Allowance for Loan Losses............................................   (5,661,315)   (4,682,024)
   Unearned Interest and Fees...........................................       (3,954)       (5,379)
                                                                         ------------  ------------
                                                                          382,341,561   310,753,286
Premises and Equipment..................................................   14,047,269    12,847,033
Other Real Estate.......................................................      349,121       883,257
Other Assets............................................................   10,867,389    10,129,025
                                                                         ------------  ------------
Total Assets............................................................ $519,902,597  $435,271,934
                                                                         ============  ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest-Bearing................................................. $ 38,648,547  $ 33,720,097
   Interest-Bearing....................................................  411,363,397   340,730,166
                                                                        ------------  ------------
                                                                         450,011,944   374,450,263
Borrowed Money.........................................................   25,085,719    21,966,801
Other Liabilities......................................................    4,594,801     3,844,232
Stockholders' Equity
   Common Stock, Par Value $1 a Share; Authorized 20,000,000 Shares,
     Issued 4,440,276 and 4,435,026 Shares as of December 31, 2000 and
     1999, Respectively................................................    4,440,276     4,435,026
   Paid-In Capital.....................................................   21,602,953    21,537,328
   Retained Earnings...................................................   14,436,056    10,766,844
   Restricted Stock--Unearned Compensation.............................      (47,250)           --
   Accumulated Other Comprehensive Income, Net of Tax..................     (221,902)   (1,728,560)
                                                                        ------------  ------------
                                                                          40,210,133    35,010,638
                                                                        ------------  ------------
Total Liabilities and Stockholders' Equity............................. $519,902,597  $435,271,934
                                                                        ============  ============

     The accompanying notes are an integral part of these balance sheets.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31

                                                       2000        1999        1998
                                                    ----------- ----------- -----------
Interest Income
   Loans, Including Fees........................... $36,332,732 $28,344,263 $25,851,093
   Federal Funds Sold..............................   1,128,886     602,017   1,125,395
   Deposits with Other Banks.......................     127,820     467,316      49,455
   Investment Securities...........................
       U. S. Treasury..............................          --          --      40,461
       U. S. Government Agencies...................   3,253,912   3,212,869   2,957,590
       State, County and Municipal.................     355,909     428,278     393,179
       Other Investments...........................     465,200      62,328      93,666
   Dividends on Other Investments..................      93,348     143,245     141,847
                                                    ----------- ----------- -----------
                                                     41,757,807  33,260,316  30,652,686
                                                    ----------- ----------- -----------
Interest Expense
   Deposits........................................  20,373,735  15,972,709  14,624,765
   Federal Funds Purchased.........................      17,966      16,198      21,518
   Borrowed Money..................................   1,873,008   1,125,446     874,782
                                                    ----------- ----------- -----------
                                                     22,264,709  17,114,353  15,521,065
                                                    ----------- ----------- -----------
Net Interest Income................................  19,493,098  16,145,963  15,131,621
   Provision for Loan Losses.......................   2,279,810   1,166,000   1,157,330
                                                    ----------- ----------- -----------
Net Interest Income After Provision for Loan Losses  17,213,288  14,979,963  13,974,291
                                                    ----------- ----------- -----------
Noninterest Income
   Service Charges on Deposits.....................   2,566,669   2,269,836   1,931,721
   Other Service Charges, Commissions and Fees.....     413,930     673,506     372,918
   Securities Gains................................          --          --      40,838
   Other...........................................     510,691     176,375     313,156
                                                    ----------- ----------- -----------
                                                      3,491,290   3,119,717   2,658,633
                                                    ----------- ----------- -----------
Noninterest Expenses
   Salaries and Employee Benefits..................   7,463,278   6,450,944   5,721,257
   Occupancy and Equipment.........................   2,277,178   2,049,777   1,878,200
   Directors' Fees.................................     362,084     354,986     350,125
   Securities Losses...............................     494,343       2,115          --
   Legal and Professional Fees.....................     450,620     255,644     297,282
   Other Real Estate Expense.......................      32,232     113,568     252,089
   Other...........................................   2,924,789   2,789,965   2,589,551
                                                    ----------- ----------- -----------
                                                     14,004,524  12,016,999  11,088,504
                                                    ----------- ----------- -----------
Income Before Income Taxes.........................   6,700,054   6,082,681   5,544,420
Income Taxes.......................................   2,187,189   1,902,464   1,692,472
                                                    ----------- ----------- -----------
Net Income......................................... $ 4,512,865 $ 4,180,217 $ 3,851,948
                                                    =========== =========== ===========
Net Income Per Share of Common Stock
   Basic........................................... $      1.02 $      0.94 $      0.87
                                                    =========== =========== ===========
   Diluted......................................... $      1.02 $      0.94 $      0.87
                                                    =========== =========== ===========
Weighted Average Shares Outstanding................   4,439,014   4,435,026   4,426,276
                                                    =========== =========== ===========

       The accompanying notes are an integral part of these statements.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                        FOR THE YEARS ENDED DECEMBER 31

                                                                       2000       1999         1998
                                                                    ---------- -----------  ----------
Net Income......................................................... $4,512,865 $ 4,180,217  $3,851,948
                                                                    ---------- -----------  ----------
Other Comprehensive Income, Net of Tax Gains (Losses) on Securities
  Arising During the Year..........................................  1,180,392  (1,646,355)     75,842
   Reclassification Adjustment.....................................    326,266       1,396     (26,953)
                                                                    ---------- -----------  ----------
   Unrealized Gains (Losses) on Securities.........................  1,506,658  (1,644,959)     48,889
                                                                    ---------- -----------  ----------
Comprehensive Income............................................... $6,019,523 $ 2,535,258  $3,900,837
                                                                    ========== ===========  ==========

       The accompanying notes are an integral part of these statements.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                Restricted    Accumulated
                                                                                 Stock--         Other
                              Shares       Common       Paid-In    Retained      Unearned    Comprehensive
                            Outstanding    Stock        Capital    Earnings    Compensation     Income         Total
                            ----------- ------------  ----------- -----------  ------------  -------------  -----------
Balance, December 31,
 1997......................   2,173,263 $ 21,732,630  $ 1,137,424 $ 6,083,128      $     --    $  (132,490) $28,820,962
    Common Stock
     Issuance..............      44,250      442,500      442,287                                               884,787
    Unrealized Gain on
     Securities
     Available for Sale,
     Net of Tax of
     $24,951...............                                                                         48,889       48,889
    Dividends Paid.........                                          (510,031)                                 (510,031)
    Net Income.............                                         3,851,948                                 3,851,948
                              --------- ------------  ----------- -----------      --------    -----------  -----------
Balance, December 31,
 1998......................   2,217,513   22,175,130    1,579,711   9,425,045            --        (83,601)  33,096,285
    Change in Par Value
     of Common Stock.......              (19,957,617)  19,957,617                                                    --
    100 Percent Stock
     Dividend..............   2,217,513    2,217,513               (2,217,513)                                       --
    Unrealized Loss on
     Securities
     Available for Sale,
     Net of Tax Benefit
     of ($817,220).........                                                                     (1,644,959)  (1,644,959)
    Dividends Paid.........                                          (620,905)                                 (620,905)
    Net Income.............                                         4,180,217                                 4,180,217
                              --------- ------------  ----------- -----------      --------    -----------  -----------
Balance, December 31,
 1999......................   4,435,026    4,435,026   21,537,328  10,766,844            --     (1,728,560)  35,010,638
    Common Stock
     Granted...............       5,250        5,250       65,625                   (70,875)                         --
    Amortization of
     Unearned
     Compensation..........                                                          23,625                      23,625
    Unrealized Gain on
     Securities
     Available for Sale,
     Net of Tax of
     $749,583..............                                                                      1,506,658    1,506,658
    Dividends Paid.........                                          (843,653)                                 (843,653)
    Net Income.............                                         4,512,865                                 4,512,865
                              --------- ------------  ----------- -----------      --------    -----------  -----------
Balance, December 31,
 2000......................   4,440,276 $  4,440,276  $21,602,953 $14,436,056      $(47,250)   $  (221,902) $40,210,133
                              ========= ============  =========== ===========      ========    ===========  ===========

       The accompanying notes are an integral part of these statements.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31

                                                                                       2000          1999          1998
                                                                                   ------------  ------------  ------------
Cash Flows from Operating Activities
   Net Income..................................................................... $  4,512,865  $  4,180,217  $  3,851,948
   Adjustments to Reconcile Net Income to Net
    Cash Provided from Operating Activities
      Depreciation................................................................    1,280,312     1,168,173       975,416
      Amortization and Accretion..................................................      100,135       176,335       (24,522)
      Provision for Loan Losses...................................................    2,279,810     1,166,000     1,157,330
      Deferred Income Taxes.......................................................     (396,917)     (211,637)       (7,175)
      Securities (Gains) Losses...................................................      494,343         2,115       (40,838)
      (Gain) Loss on Sale of Equipment............................................      (74,923)      (12,305)         (570)
      (Gain) Loss on Sale of Other Real Estate and Repossessions..................       (4,872)      (19,651)       20,418
      Other Real Estate Writedown.................................................           --        23,000        (3,906)
      Change In
         Interest Receivable......................................................   (1,024,025)       13,075      (406,960)
         Prepaid Expenses.........................................................     (179,324)       39,808       (22,718)
         Interest Payable.........................................................      453,009       261,657       145,607
         Accrued Expenses and Accounts Payable....................................      321,238       198,665       162,348
         Other....................................................................     (351,018)      (55,757)      (51,426)
                                                                                   ------------  ------------  ------------
                                                                                      7,410,633     6,929,695     5,754,952
                                                                                   ------------  ------------  ------------
Cash Flows from Investing Activities
   Interest-Bearing Deposits in Other Banks.......................................    3,802,024    (5,657,411)      (42,125)
   Purchase of Investment Securities Available for Sale...........................  (28,893,359)  (32,344,903)  (87,364,577)
   Proceeds from Sale of Investment Securities Available for Sale.................   17,480,023     3,044,183     5,118,297
   Proceeds from Maturities, Calls and Paydowns of Investment Securities
      Available for Sale..........................................................    4,653,291    35,081,355    65,800,538
      Held to Maturity............................................................      814,578       604,197     1,750,190
   Proceeds from Sale of Equipment................................................      230,125        22,242       135,200
   Net Loans to Customers, Net of Loans Received in Business Acquisition..........  (75,493,775)  (65,211,495)  (20,686,240)
   Purchase of Premises and Equipment, Net of Property and Equipment Received in
    Business Acquisition..........................................................   (2,632,908)   (2,339,296)   (3,661,144)
   Other Real Estate and Repossessions............................................    1,102,562     1,481,408     1,513,034
   Cash Surrender Value of Life Insurance.........................................      (56,054)      (61,481)      (34,036)
   Cash Used in Business Acquisition, Net.........................................     (111,687)           --
                                                                                   ------------  ------------  ------------
                                                                                    (79,105,180)  (65,381,201)  (37,470,863)
                                                                                   ------------  ------------  ------------
Cash Flows from Financing Activities
   Interest-Bearing Customer Deposits.............................................   70,633,231    39,200,292    30,687,650
   Noninterest-Bearing Customer Deposits..........................................    4,928,450     4,504,459     1,895,808
   Proceeds from Borrowed Money...................................................    9,697,611    10,700,000     7,500,000
   Dividends Paid.................................................................     (754,634)     (576,556)     (485,642)
   Principal Payments on Borrowed Money...........................................   (6,578,694)   (3,254,069)   (6,053,172)
   Proceeds from Issuance of Common Stock.........................................           --            --       884,787
                                                                                   ------------  ------------  ------------
                                                                                     77,925,964    50,574,126    34,429,431
                                                                                   ------------  ------------  ------------
Net Increase (Decrease) in Cash and Cash Equivalents..............................    6,231,417    (7,877,380)    2,713,520
Cash and Cash Equivalents, Beginning..............................................   31,125,662    39,003,042    36,289,522
                                                                                   ------------  ------------  ------------
Cash and Cash Equivalents, Ending................................................. $ 37,357,079  $ 31,125,662  $ 39,003,042
                                                                                   ============  ============  ============


       The accompanying notes are an integral part of these statements.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

  Basis of Presentation

   Colony Bankcorp, Inc. is a multi-bank holding company located in Fitzgerald, Georgia. The consolidated financial statements include the accounts of Colony Bankcorp, Inc. and its wholly-owned subsidiaries, Colony Bank of Fitzgerald, Fitzgerald, Georgia; Colony Bank Ashburn, Ashburn, Georgia; Colony Bank Worth, Sylvester, Georgia; Colony Bank of Dodge County, Eastman, Georgia; Colony Bank Wilcox, Rochelle, Georgia; Colony Bank Southeast, Broxton, Georgia (the Banks); and Colony Management Services, Inc., Fitzgerald, Georgia. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of Colony Bankcorp, Inc. conform to generally accepted accounting principles and practices utilized in the commercial banking industry. Certain reclassifications have been made in the 1998 and 1999 financial statements to conform to the 2000 presentation.

   In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation of deferred tax assets.

  Description of Business

   The Banks provide a full range of retail and commercial banking services for consumers and small to medium size businesses primarily in south Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network. Lending is concentrated in agricultural, commercial and real estate loans to local borrowers. In management's opinion, although the Banks have a high concentration of agricultural and real estate loans, these loans are well collateralized and do not pose an adverse credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Banks have a diversified loan portfolio, a substantial portion of borrowers' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

   The success of Colony is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Company's results of operations and financial condition. The operating results of Colony depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

  Investment Securities

   The Company records investment securities under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under the provisions of SFAS 115, the Company must classify its securities as trading, available for sale or held to maturity. Trading securities are purchased and held for sale in the near term. Securities held to maturity are those which the Company has the ability and intent to hold until maturity. All other securities not classified as trading or held to maturity are considered available for sale.

   Securities available for sale are measured at fair value with unrealized gains and losses reported net of deferred taxes as a separate component of stockholders' equity. Fair value represents an approximation of realizable value as of December 31, 2000 and 1999. Realized and unrealized gains and losses are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

  Loans Held for Sale

   Mortgage loans held for sale are reported at the lower of cost or market value. The method used to determine this amount is the individual loan method.

  Loans

   Loans are generally reported at principal amount less unearned interest and fees. Impaired loans are recorded under SFAS 114, Accounting by Creditors for Impairment of a Loan and SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally, represent loans delinquent in excess of 120 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogeneous loans are excluded from impaired loans. Generally, interest payments received on impaired loans are applied to principal. Upon receipt of all loan principal, additional interest payments are recognized as interest income on the cash basis.

   Other nonaccrual loans are loans for which payments of principal and interest are considered doubtful of collection under original terms but collateral values equal or exceed outstanding principal and interest.

  Allowance for Loan Losses

   The allowance method is used in providing for losses on loans. Accordingly, all loan losses decrease the allowance and all recoveries increase it. The provision for loan losses is based on factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors considered by management include growth and composition of the loan portfolio, economic conditions and the relationship of the allowance for loan losses to outstanding loans.

   An allowance for loan losses is maintained for all impaired loans. Provisions are made for impaired loans upon changes in expected future cash flows or estimated net realizable value of collateral. When determination is made that impaired loans are wholly or partially uncollectible, the uncollectible portion is charged off.

   Management believes the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

  Premises and Equipment

   Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

   Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

                        Life in
      Description        Years             Method
      -----------       ------- -----------------------------
Banking Premises         15-40  Straight-Line and Accelerated
Furniture and Equipment   5-10  Straight-Line and Accelerated

   Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

  Cash Flows

   For reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing amounts due from banks and federal funds sold. Cash flows from demand deposits, NOW accounts, savings accounts, loans and certificates of deposit are reported net.

  Income Taxes

   Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the experience method for tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

  Other Real Estate

   Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. Losses from the acquisition of property in full or partial satisfaction of debt are recorded as loan losses. Subsequent declines in value, routine holding costs and gains or losses upon disposition are included in other losses.

  Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statement of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. Statement of Financial Accounting Standards 130 requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

  Changes in Accounting Principles and Effects of New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, which delays the original effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133, which addresses a limited number of issues causing implementation difficulties for certain entities that apply Statement 133. Management does not anticipate that the derivative statements will have a material effect, if any, on the financial position and results of operations of Colony.

   During the second quarter of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Accounting for Start-up Costs. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires start-up costs to be expensed as incurred. The adoption of the Statement had no impact on Colony's financial position or results of operations.

  Restricted Stock--Unearned Compensation

   In 1999, the board of directors of Colony Bankcorp, Inc. adopted a restricted stock grant plan which awards certain executive officers common shares of the Company. The maximum number of shares which may be subject to restricted stock awards is 44,350. During 2000, 5,250 shares were issued under this plan. The shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight-line method over 3 years (the restriction period).

(2) Cash and Balances Due from Depository Institutions

   Components of cash and balances due from depository institutions are as follows as of December 31:

                                                 2000        1999
                                              ----------- -----------
Cash on Hand and Cash Items.................. $ 4,845,555 $ 7,457,109
Noninterest-Bearing Deposits with Other Banks  10,836,523   8,378,553
Interest-Bearing Deposits with Other Banks...   2,912,234   6,714,257
                                              ----------- -----------
                                              $18,594,312 $22,549,919
                                              =========== ===========

(3) Investment Securities

   Investment securities as of December 31, 2000 are summarized as follows:

                                                                      Gross      Gross
                                                         Amortized  Unrealized Unrealized
                                                           Cost       Gains      Losses   Fair Value
                                                        ----------- ---------- ---------- -----------
Securities Available for Sale..........................
   U.S. Government Agencies............................
   Mortgage Backed..................................... $15,112,106  $ 44,753  $ (36,255) $15,120,604
   Other...............................................  35,508,778    57,154   (299,853)  35,266,079
State, County and Municipal............................   8,043,933    32,970    (56,285)   8,020,618
Corporate Obligations..................................   9,007,070   206,165               9,213,235
The Banker's Bank Stock................................      50,000                            50,000
Federal Home Loan Bank Stock...........................   1,609,700                         1,609,700
Marketable Equity Securities...........................   1,130,022             (188,016)     942,006
                                                        -----------  --------  ---------  -----------
                                                        $70,461,609  $341,042  $(580,409) $70,222,242
                                                        ===========  ========  =========  ===========
Securities Held to Maturity State, County and Municipal $   293,020  $     --  $  (2,288) $   290,732
                                                        ===========  ========  =========  ===========

   The amortized cost and fair value of investment securities as of December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        Securities
                                       --------------------------------------------
                                         Available for Sale      Held to Maturity
                                       ----------------------- --------------------
                                        Amortized              Amortized
                                          Cost     Fair Value    Cost    Fair Value
                                       ----------- ----------- --------- ----------
Due in One Year or Less............... $ 5,902,374 $ 5,884,271 $100,000   $ 99,913
Due After One Year Through Five Years.  32,939,472  32,674,079
Due After Five Years Through Ten Years   4,400,683   4,418,091
Due After Ten Years...................     310,183     310,257  193,020    190,819
                                       ----------- ----------- --------   --------
                                        43,552,712  43,286,698  293,020    290,732
Corporate Obligations.................   9,007,069   9,213,234
Federal Home Loan Bank Stock..........   1,609,700   1,609,700
The Banker's Bank Stock...............      50,000      50,000
Marketable Equity Securities..........   1,130,022     942,006
Mortgage Backed Securities............  15,112,106  15,120,604
                                       ----------- ----------- --------   --------
                                       $70,461,609 $70,222,242 $293,020   $290,732
                                       =========== =========== ========   ========

   Investment securities as of December 31, 1999 are summarized as follows:

                                                                      Gross      Gross
                                                         Amortized  Unrealized Unrealized
                                                           Cost       Gains      Losses     Fair Value
                                                        ----------- ---------- -----------  -----------
Securities Available for Sale
U.S. Government Agencies
   Mortgage Backed..................................... $ 4,628,732            $  (138,957) $ 4,489,775
   Other...............................................  48,290,906             (1,954,827)  46,336,079
State, County and Municipal............................   8,826,558   $2,789      (165,002)   8,664,345
The Banker's Bank Stock................................      50,000                              50,000
Federal Home Loan Bank Stock...........................   1,425,600                           1,425,600
Marketable Equity Securities...........................   1,130,022               (239,603)     890,419
                                                        -----------   ------   -----------  -----------
                                                        $64,351,818   $2,789   $(2,498,389) $61,856,218
                                                        ===========   ======   ===========  ===========
Securities Held to Maturity State, County and Municipal $   963,196   $   12   $   (25,759) $   937,449
                                                        ===========   ======   ===========  ===========

   Proceeds from sales of investments available for sale were $17,480,023 in 2000, $3,044,183 in 1999 and $5,118,297 in 1998. Gross realized gains totaled
$336, $2,720 and $40,838 in 2000, 1999 and 1998, respectively. Gross realized losses totaled $494,679 in 2000, $4,835 in 1999 and $0 in 1998, respectively.

   Investment securities having a carrying value approximating $32,657,900 and $28,317,600 as of December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes.

(4) Loans

   The composition of loans as of December 31 are:

                                           2000         1999
                                       ------------ ------------
Commercial, Financial and Agricultural $ 77,447,854 $ 42,594,703
Real Estate--Construction.............    5,960,659    4,003,226
Real Estate--Farmland.................   23,411,176   24,178,687
Real Estate--Other....................  207,395,518  185,662,574
Installment Loans to Individuals......   59,862,199   48,226,090
All Other Loans.......................   13,929,424   10,775,409
                                       ------------ ------------
                                       $388,006,830 $315,440,689
                                       ============ ============

   Nonaccrual loans are loans for which principal and interest are doubtful of collection in accordance with original loan terms and for which accruals of interest have been discontinued due to payment delinquency. Nonaccrual loans totaled $5,164,263 and $5,333,917 as of December 31, 2000 and 1999,
respectively. Foregone interest on nonaccrual loans approximated $575,000 in 2000, $524,000 in 1999 and $611,000 in 1998.

   Colony Bankcorp, Inc. recognizes impaired loans as nonaccrual loans delinquent in excess of 120 days for which collateral values are insufficient to recover outstanding principal and interest under original loan terms. Impaired loan data as of December 31 and for the years then ended follows:

                                          2000       1999
                                        --------  ----------
Total Investment in Impaired Loans..... $490,987  $  885,036
Less Allowance for Impaired Loan Losses  (73,651)   (106,321)
                                        --------  ----------
Net Investment, December 31............ $417,336  $  778,715
                                        ========  ==========
Average Investment during the Year..... $688,924  $2,116,272
                                        ========  ==========
Income Recognized during the Year...... $ 57,147  $   71,890
                                        ========  ==========
Income Collected during the Year....... $ 57,147  $   69,404
                                        ========  ==========

(5) Allowance for Loan Losses

   Transactions in the allowance for loan losses are summarized below for the years ended December 31:

                                               2000         1999         1998
                                            -----------  -----------  -----------
Balance, Beginning......................... $ 4,682,024  $ 4,726,161  $ 4,575,265
   Provision Charged to Operating Expenses.   2,279,810    1,166,000    1,157,330
   Loans Charged Off.......................  (1,541,952)  (1,639,943)  (1,409,770)
   Loan Recoveries.........................     241,433      429,806      403,336
                                            -----------  -----------  -----------
Balance, Ending............................ $ 5,661,315  $ 4,682,024  $ 4,726,161
                                            ===========  ===========  ===========

   The allowances for loan losses presented above include allowances for impaired loan losses. Transactions in the allowance for impaired loan losses during 2000, 1999 and 1998 were as follows:

                                              2000       1999       1998
                                            ---------  ---------  ---------
Balance, Beginning......................... $ 106,321  $ 374,675  $ 460,703
   Provision Charged to Operating Expenses.   150,679   (144,862)    14,267
   Loans Charged Off.......................  (218,145)  (123,492)  (100,295)
   Loan Recoveries.........................    34,796         --         --
                                            ---------  ---------  ---------
Balance, Ending............................ $  73,651  $ 106,321  $ 374,675
                                            =========  =========  =========

(6) Premises and Equipment

   Premises and equipment are comprised of the following as of December 31:

                                     2000         1999
                                  -----------  -----------
Land............................. $ 1,769,274  $ 1,571,779
Building.........................  11,013,457    9,841,094
Furniture, Fixtures and Equipment   8,770,606    7,775,341
Leasehold Improvements...........     262,344      326,963
Construction in Progress.........      47,920       95,746
                                  -----------  -----------
                                   21,863,601   19,610,923
Accumulated Depreciation.........  (7,816,332)  (6,763,890)
                                  -----------  -----------
                                  $14,047,269  $12,847,033
                                  ===========  ===========

   Depreciation charged to operations totaled $1,280,312 in 2000, $1,168,173 in 1999 and $975,416 in 1998.

   Certain Company facilities and equipment are leased under various operating leases. Rental expense approximated $153,500 for 2000, $137,600 for 1999 and $147,800 for 1998.

   Future minimum rental payments as of December 31, 2000 are as follows:

Year Ending December 31  Amount
----------------------- --------
         2001.......... $149,165
         2002..........   95,828
         2003..........   68,517
         2004..........   10,104
         2005..........    1,438
                        --------
                        $325,052
                        ========

(7) Income Taxes

   The Company records income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

   The components of income tax expense for the years ended December 31 are as follows:

                                    2000        1999        1998
                                 ----------  ----------  ----------
Current Federal Expense......... $2,484,106  $2,090,601  $1,641,502
Deferred Federal Benefit........   (396,917)   (211,637)     (7,175)
                                 ----------  ----------  ----------
Federal Income Tax Expense......  2,087,189   1,878,964   1,634,327
Current State Income Tax Expense    100,000      23,500      58,145
                                 ----------  ----------  ----------
                                 $2,187,189  $1,902,464  $1,692,472
                                 ==========  ==========  ==========

   The federal income tax expense of $2,087,189 in 2000, $1,878,964 in 1999 and $1,634,327 in 1998 is less than the income taxes computed by applying the federal statutory rate of 34 percent to income before income taxes. The reasons for the differences are as follows:

                                            2000        1999        1998
                                         ----------  ----------  ----------
Statutory Federal Income Taxes.......... $2,278,018  $2,068,112  $1,885,103
   Tax-Exempt Interest..................   (172,891)   (187,304)   (179,152)
   Interest Expense Disallowance........     33,662      34,023      31,011
   Premiums on Officers' Life Insurance.    (18,489)    (20,904)    (23,828)
   Meal and Entertainment Disallowance..      4,619       4,591       5,467
   State Income Taxes...................    (47,938)    (22,311)    (17,527)
   Other................................     10,208       2,757     (66,747)
                                         ----------  ----------  ----------
Actual Federal Income Taxes............. $2,087,189  $1,878,964  $1,634,327
                                         ==========  ==========  ==========

   Deferred taxes in the accompanying balance sheets as of December 31 include the following:

                                    2000        1999
                                 ----------  ----------
Deferred Tax Assets
   Allowance for Loan Losses.... $1,333,833  $  935,208
   Deferred Compensation........    233,712     221,909
   Other Real Estate............         --       7,820
   Other........................      7,816       2,099
                                 ----------  ----------
                                  1,575,361   1,167,036
Deferred Tax Liabilities
   Premises and Equipment.......   (285,785)   (274,377)
                                 ----------  ----------
                                  1,289,576     892,659
Deferred Tax Asset on
   Unrealized Securities Losses.     17,456     767,039
                                 ----------  ----------
Net Deferred Tax Assets......... $1,307,032  $1,659,698
                                 ==========  ==========

(8) Deposits

   Components of interest-bearing deposits as of December 31 are as follows:

                            2000         1999
                        ------------ ------------
Interest-Bearing Demand $ 72,833,119 $ 66,418,353
Savings................   13,072,303   13,541,366
Time, $100,000 and Over  111,874,988   90,459,902
Other Time.............  213,582,987  170,310,545
                        ------------ ------------
                        $411,363,397 $340,730,166
                        ============ ============

   The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $99,262,800 and $81,129,000 as of December 31, 2000 and 1999, respectively.

   As of December 31, 2000, the scheduled maturities of certificates of deposit are as follows:


Year                   Amount
----                ------------
2001............... $268,753,114
2002...............   32,342,196
2003...............   13,673,362
2004...............    2,867,009
2005 and Thereafter    7,822,294
                    ------------
                    $325,457,975
                    ============

(9) Borrowed Money

   Borrowed money at December 31 is summarized as follows:

                                   2000        1999
                                ----------- -----------
Federal Home Loan Bank Advances $23,800,000 $20,700,000
First Port City Note Payable...     674,290     674,240
The Banker's Bank Note Payable.     611,429     592,561
                                ----------- -----------
                                $25,085,719 $21,966,801
                                =========== ===========

   Advances from the Federal Home Loan Bank (FHLB) have maturities ranging from 2001 to 2010 and interest rates ranging from 5.51 percent to 6.98 percent. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, residential first mortgage loans are pledged as collateral for the FHLB advances outstanding.

   First Port City note payable was renewed on January 29, 2000 with additional funds added for an amount totaling $963,200. Annual principal payments of $96,320 are due with interest paid quarterly at The Wall Street Prime minus one half percent. The debt is secured by commercial real estate in downtown Fitzgerald, which includes the parent company's facilities. Any unpaid balance is due January 29, 2003.

   The Banker's Bank note payable was renewed on October 23, 2000 for $625,000 at a rate of The Wall Street Prime minus one half percent. Payments are due monthly with the entire unpaid balance due October 23, 2003. The debt is secured by all furniture, fixtures, machinery, equipment and software of Colony Management Services, Inc. Colony Bankcorp, Inc. guarantees the debt.

   The aggregate stated maturities of borrowed money at December 31, 2000 are as follows:


Year                  Amount
----                -----------
2001............... $ 6,515,550
2002...............   4,935,330
2003...............   3,634,839
2004...............   1,000,000
2005 and Thereafter   9,000,000
                    -----------
                    $25,085,719
                    ===========

(10) Profit Sharing Plan

   The Company has a profit sharing plan that covers substantially all employees who meet certain age and service requirements. It is the Company's policy to make contributions to the plan as approved annually by the board of directors. The total provision for contributions to the plan was $369,334 for 2000, $328,256 for 1999 and $264,222 for 1998.

(11) Commitments and Contingencies

   In the normal course of business, certain commitments and contingencies are incurred which are not reflected in the consolidated financial statements. Commitments under standby letters of credit to U.S. addressees approximated $1,770,000 as of December 31, 2000 and $1,705,000 as of December 31, 1999.
Unfulfilled loan commitments as of December 31, 2000 and 1999 approximated $40,495,000 and $43,197,000, respectively. No losses are anticipated as a result of commitments and contingencies.

(12) Deferred Compensation Plan

   The Banks have deferred compensation plans covering directors choosing to participate through individual deferred compensation contracts. In accordance with terms of the contracts, the Banks are committed to pay the directors deferred compensation over a period of 10 years, beginning at age 65. In the event of a director's death before age 65, payments are made to the director's named beneficiary over a period of 10 years, beginning on the first day of the month following the death of the director.

   Liabilities accrued under the plan totaled $688,286 and $653,573 as of December 31, 2000 and 1999, respectively. Benefit payments under the contracts were $68,378 in 2000 and $63,195 in 1999. Provisions charged to operations totaled $103,091 in 2000, $105,965 in 1999 and $79,278 in 1998.

(13) Interest Income and Expense

   Interest income of $362,441, $430,435 and $339,632 from state, county and municipal bonds was exempt from regular income taxes in 2000, 1999 and 1998, respectively.

   Interest on deposits includes interest expense on time certificates of $100,000 or more totaling $6,314,057, $4,756,433 and $4,140,604 for the years ended December 31, 2000, 1999 and 1998, respectively.

(14) Supplemental Cash Flow Information

   Cash payments for the following were made during the years ended December 31:

                    2000        1999        1998
                 ----------- ----------- -----------
Interest Expense $21,795,255 $16,882,943 $15,375,481
                 =========== =========== ===========
Income Taxes.... $ 2,351,106 $ 1,800,000 $ 1,625,000
                 =========== =========== ===========

   Noncash financing and investing activities for the years ended December 31 are as follows:

                                                        2000      1999       1998
                                                      -------- ----------- --------
Acquisitions of Real Estate Through Loan Foreclosures $567,006 $ 1,431,704 $995,442
                                                      ======== =========== ========
Stock Split Effected as Stock Dividend............... $     -- $ 2,217,513 $     --
                                                      ======== =========== ========
Change in Par Value of Common Stock.................. $     -- $19,957,617 $     --
                                                      ======== =========== ========
Acquisitions, Net of Cash Acquired:..................
   Cash Paid, Less Acquired.......................... $111,687 $        -- $     --
   Liabilities.......................................  458,273          --       --
                                                      -------- ----------- --------
Fair Value of Assets Acquired........................ $569,960 $        -- $     --
                                                      ======== =========== ========

(15) Related Party Transactions

   The aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company was $12,098,184 as of December 31, 2000 and $8,288,667 as of December 31, 1999. All
such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility. A summary of activity of related party loans is shown below:

                                                2000         1999
                                             -----------  -----------
Balance, Beginning.......................... $ 8,288,667  $ 6,844,196
   New Loans................................  11,357,415    8,007,259
   Repayments...............................  (7,604,013)  (6,811,597)
   Transactions Due to Changes in Directors.      56,115      248,809
                                             -----------  -----------
Balance, Ending............................. $12,098,184  $ 8,288,667
                                             ===========  ===========

(16) Fair Value of Financial Instruments

   SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Colony Bankcorp, Inc. and Subsidiaries' financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

   Cash and Short-Term Investments - For cash, due from banks, bank-owned deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value.

   Investment Securities - Fair values for investment securities are based on quoted market prices.

   Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

   Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

   Standby Letters of Credit and Commitments to Extend Credit - Because standby letters of credit and commitments to extend credit are made using variable rates, the contract value is a reasonable estimate of fair value.

   The carrying amount and estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                                    2000                1999
                                             ------------------- -------------------
                                             Carrying Estimated  Carrying Estimated
                                              Amount  Fair Value  Amount  Fair Value
                                             -------- ---------- -------- ----------
                                                         (in Thousands)
Assets
   Cash and Short-Term Investments.......... $ 40,269  $ 40,269  $ 37,840  $ 37,840
   Investment Securities Available for Sale.   70,222    70,222    61,856    61,856
   Investment Securities Held to Maturity...      293       291       963       937
   Loans....................................  388,007   386,591   315,441   310,804
   Loans Held for Sale......................    1,513     1,513        --        --
Liabilities
   Deposits.................................  450,012   451,823   374,450   374,866
   Borrowed Money...........................   25,086    25,086    21,967    21,967
Unrecognized Financial Instruments
   Standby Letters of Credit................       --     1,770        --     1,705
   Commitments to Extend Credit.............       --    40,495        --    43,197

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17) Regulatory Capital Matters

   The amount of dividends payable to the parent company from the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiaries for payment in 2001 without prior approval from the banking regulatory agencies approximates $2,256,000. Upon approval by regulatory authorities, the banks may pay cash dividends to the parent company in excess of regulatory limitations.

   The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2000, the Company meets all capital adequacy requirements to which it is subject and is classified as well capitalized under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

                                                                                To Be Well
                                                                            Capitalized Under
                                                             For Capital    Prompt Corrective
                                             Actual       Adequacy Purposes Action Provisions
                                       -----------------  ----------------  -----------------
                                         Amount    Ratio    Amount    Ratio   Amount    Ratio
                                       ----------- -----  ----------- ----- ----------- -----
As of December 31, 2000
Total Capital to Risk-Weighted Assets. $44,990,413 10.88% $33,068,040 8.00% $41,335,050 10.00%
Tier I Capital to Risk-Weighted Assets  39,817,428  9.63   16,534,020 4.00   24,801,030  6.00
Tier I Capital to Average Assets......  39,817,428  7.80   20,397,120 4.00   25,496,400  5.00

As of December 31, 1999
Total Capital to Risk-Weighted Assets.  40,266,776 11.88   27,107,916 8.00   33,884,895 10.00
Tier I Capital to Risk-Weighted Assets  36,025,666 10.63   13,553,929 4.00   20,330,894  6.00
Tier I Capital to Average Assets......  36,025,666  8.39   17,175,526 4.00   21,469,408  5.00

(18) Business Combinations

   On March 2, 2000, Colony Bank Ashburn purchased the capital stock of Georgia First Mortgage Company in a business combination accounted for as a purchase. The purchase price of $346,725 was the fair value of the net assets of Georgia First Mortgage at the date of purchase. Georgia First Mortgage is primarily engaged in residential real estate mortgage lending in the state of Georgia.

(19) Financial Information of Colony Bankcorp, Inc. (Parent Only)

   The parent company's balance sheets as of December 31, 2000 and 1999 and the related statements of income and comprehensive income and cash flows for each of the years in the three-year period then ended are as follows:

                      COLONY BANKCORP, INC. (PARENT ONLY)
                                BALANCE SHEETS
                                  DECEMBER 31

                                                              2000         1999
                         ASSETS                            -----------  -----------
Cash...................................................... $     3,718  $   247,022
Investment in Subsidiaries, at Equity.....................  39,875,534   34,265,641
Other.....................................................   1,354,047    1,448,468
                                                           -----------  -----------
Total Assets.............................................. $41,233,299  $35,961,131
                                                           ===========  ===========

          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Dividends Payable...................................... $   266,417  $   177,401
   Notes and Debentures Payable...........................     674,290      674,240
   Other..................................................      82,459       98,852
                                                           -----------  -----------
                                                             1,023,166      950,493
                                                           -----------  -----------
Stockholders' Equity
   Common Stock, Par Value $1 a Share; Authorized
    20,000,000 Shares, Issued 4,440,276 and 4,435,026
    Shares as of December 31, 2000 and 1999, Respectively.   4,440,276    4,435,026
   Paid-In Capital........................................  21,602,953   21,537,328
   Retained Earnings......................................  14,436,056   10,766,844
   Restricted Stock--Unearned Compensation................     (47,250)          --
   Accumulated Other Comprehensive Income, Net of Tax.....    (221,902)  (1,728,560)
                                                           -----------  -----------
Total Stockholders' Equity................................  40,210,133   35,010,638
                                                           -----------  -----------
Total Liabilities and Stockholders' Equity................ $41,233,299  $35,961,131
                                                           ===========  ===========

                      COLONY BANKCORP, INC. (PARENT ONLY)
                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                        FOR THE YEARS ENDED DECEMBER 31

                                                                2000       1999         1998
                                                             ---------- -----------  ----------
Income
   Dividends from Subsidiaries.............................. $1,956,250 $ 1,500,000  $2,400,000
   Management Fees from Subsidiaries........................         --          --     175,500
   Other....................................................     70,423      88,501      76,872
                                                             ---------- -----------  ----------
                                                              2,026,673   1,588,501   2,652,372
                                                             ---------- -----------  ----------
Expenses
   Interest.................................................     59,295      74,668     117,431
   Amortization.............................................     17,951      17,951      17,951
   Other....................................................    813,804     742,622     717,773
                                                             ---------- -----------  ----------
                                                                891,050     835,241     853,155
                                                             ---------- -----------  ----------
Income Before Taxes and Equity in Undistributed Earnings of
  Subsidiaries..............................................  1,135,623     753,260   1,799,217
       Income Tax Benefits..................................    274,007     234,576     169,953
                                                             ---------- -----------  ----------
Income Before Equity in Undistributed
  Earnings of Subsidiaries..................................  1,409,630     987,836   1,969,170
       Equity in Undistributed Earnings of Subsidiaries.....  3,103,235   3,192,381   1,882,778
                                                             ---------- -----------  ----------
Net Income..................................................  4,512,865   4,180,217   3,851,948
                                                             ---------- -----------  ----------
Other Comprehensive Income, Net of Tax
  Gains (Losses) on Securities
  Arising During the Year...................................  1,180,392  (1,646,355)     75,842
   Reclassification Adjustment..............................    326,266       1,396     (26,953)
                                                             ---------- -----------  ----------
   Unrealized Gains (Losses) in Securities..................  1,506,658  (1,644,959)     48,889
                                                             ---------- -----------  ----------
Comprehensive Income........................................ $6,019,523 $ 2,535,258  $3,900,837
                                                             ========== ===========  ==========

                      COLONY BANKCORP, INC. (PARENT ONLY)
                           STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31

                                                                2000         1999         1998
                                                             -----------  -----------  -----------
Cash Flows from Operating Activities
   Net Income............................................... $ 4,512,865  $ 4,180,217  $ 3,851,948
   Adjustments to Reconcile Net Income to Net Cash
    Provided from Operating Activities
       Depreciation and Amortization........................     114,133       87,349       85,771
       Equity in Undistributed Earnings of Subsidiaries.....  (3,103,235)  (3,192,381)  (1,882,778)
       Other................................................     (11,283)      56,858       37,839
                                                             -----------  -----------  -----------
                                                               1,512,480    1,132,043    2,092,780
                                                             -----------  -----------  -----------
Cash Flows from Investing Activities........................
   Capital Infusion in Subsidiary...........................  (1,000,000)          --   (1,000,000)
   Purchases of Premises and Equipment......................      (1,200)     (56,062)    (110,227)
                                                             -----------  -----------  -----------
                                                              (1,001,200)     (56,062)  (1,110,227)
                                                             -----------  -----------  -----------
Cash Flows from Financing Activities
   Dividends Paid...........................................    (754,634)    (576,556)    (485,642)
   Proceeds from Issuance of Common Stock...................          --           --      884,787
   Principal Payments on Notes and Debentures...............          --     (363,187)  (1,280,379)
   Proceeds from Notes and Debentures.......................          50           --           --
                                                             -----------  -----------  -----------
                                                                (754,584)    (939,743)    (881,234)
                                                             -----------  -----------  -----------
Increase (Decrease) in Cash.................................    (243,304)     136,238      101,319
Cash, Beginning.............................................     247,022      110,784        9,465
                                                             -----------  -----------  -----------
Cash, Ending................................................ $     3,718  $   247,022  $   110,784
                                                             ===========  ===========  ===========

(20) Common Stock Split

   On February 16, 1999, a 100 percent stock split effected on March 31, 1999 in the form of a dividend was approved by the board. Weighted average shares and per share data for all periods presented in the accompanying consolidated financial statements and related notes have been retroactively restated to reflect the additional shares outstanding resulting from the stock split.

(21) Legal Contingencies

   In the ordinary course of business, there are various legal proceedings pending against Colony and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not, in the opinion of management, have a material adverse effect on Colony's consolidated financial position.

                                                                     APPENDIX F

                      FORM 10-Q OF COLONY BANKCORP, INC.
                     FOR THE YEAR ENDED SEPTEMBER 30, 2001

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                               -----------------
                                   FORM 10-Q

                               QUARTERLY REPORT
                                     UNDER
          SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR QUARTER ENDED SEPTEMBER 30, 2001 COMMISSION FILE NUMBER 0-12436
                               -----------------
                             COLONY BANKCORP, INC.
            (Exact name of registrant as specified in its charter)

                       GEORGIA                 58-1492391
                   (State or Other          (I.R.S. Employer
                   Jurisdiction of       Identification Number)
                  Incorporation or
                    Organization)

                            115 SOUTH GRANT STREET,
                           FITZGERALD, GEORGIA 31750
                    Address of Principal Executive Offices
                               -----------------
                                 229/426-6000
               Registrant's Telephone Number Including Area Code

   INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED REPORTS REQUIRED TO BE FILED BY SECTIONS 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES [X] NO [_]

                               -----------------

   INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE ISSUER'S CLASSES OF COMMON STOCK, AS OF THE CLOSE OF THE PERIOD COVERED BY THIS REPORT.


                    Class            Outstanding at September 30, 2001
                    -----            ---------------------------------
          COMMON STOCK, $1 PAR VALUE             4,445,526

                         PART 1--FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

   THE FOLLOWING FINANCIAL STATEMENTS ARE PROVIDED FOR COLONY BANKCORP, INC. AND SUBSIDIARIES: COLONY BANK OF FITZGERALD, COLONY BANK ASHBURN, COLONY BANK WILCOX, COLONY BANK OF DODGE COUNTY, COLONY BANK WORTH, COLONY BANK SOUTHEAST AND COLONY MANAGEMENT SERVICES, INC.

    A. CONSOLIDATED BALANCE SHEETS--SEPTEMBER 30, 2001 AND DECEMBER 31, 2000.

    B. CONSOLIDATED STATEMENTS OF INCOME--FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000.

    C. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME--FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000.

    D. CONSOLIDATED STATEMENTS OF CASH FLOWS--FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000.

   THE CONSOLIDATED FINANCIAL STATEMENTS FURNISHED HAVE NOT BEEN AUDITED BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, BUT REFLECT, IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE RESULTS OF OPERATIONS FOR THE PERIODS PRESENTED.

   THE RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001 ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED FOR THE FULL YEAR.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
                            (Dollars in Thousands)

                                                                               September 30, December 31,
                                                                                   2001          2000
                                                                               ------------- ------------
                                                                                (Unaudited)
                                   ASSETS
Cash and Balances Due from Depository Institutions............................   $ 17,989      $ 18,594
Federal Funds Sold............................................................     18,801        21,675
Investment Securities
   Available for Sale, at Fair Value..........................................     76,387        70,222
   Held to Maturity, at Cost (Fair Value of $157 and $291, Respectively)......        157           293
Loans Held for Sale...........................................................      1,427         1,513
Loans.........................................................................    453,036       388,007
   Allowance for Loan Losses..................................................     (6,093)       (5,661)
   Unearned Interest and Fees.................................................         (2)           (4)
                                                                                  446,941       382,342
Premises and Equipment........................................................     14,797        14,047
Other Real Estate.............................................................      1,375           349
Other Assets..................................................................     12,901        10,868
                                                                                 --------      --------
Total Assets..................................................................   $590,775      $519,903
                                                                                 ========      ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Noninterest-Bearing........................................................   $ 36,849      $ 38,649
   Interest-Bearing...........................................................    462,491       411,363
                                                                                 --------      --------
                                                                                  499,340       450,012
Federal Funds Purchased.......................................................        572             0
Borrowed Money................................................................     42,120        25,086
Other Liabilities.............................................................      4,046         4,595
Stockholders' Equity
   Common Stock, Par Value $1, Authorized 20,000,000 Shares, Issued 4,445,526
     and 4,440,276 Shares as of Sept 30, 2001 and December 31, 2000,
     Respectively.............................................................      4,446         4,440
   Paid-In Capital............................................................     21,650        21,603
   Retained Earnings..........................................................     17,278        14,436
   Restricted Stock--Unearned Compensation....................................        (69)          (47)
   Accumulated Other Comprehensive Income, Net of Tax.........................      1,392          (222)
                                                                                 --------      --------
                                                                                   44,697        40,210
                                                                                 --------      --------
Total Liabilities and Stockholders' Equity....................................   $590,775      $519,903
                                                                                 ========      ========

     The accompanying notes are an integral part of these balance sheets.

                    COLONY BANKCORP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
               AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                  (Unaudited)
                            (Dollars in Thousands)

                                                      Three Months Ended     Nine Months Ended
                                                    ---------------------  ---------------------
                                                     09/30/01   09/30/00    09/30/01   09/30/00
                                                    ---------- ----------  ---------- ----------
Interest Income
   Loans, including fees........................... $   10,305 $    9,607  $   30,371 $   26,336
   Federal Funds Sold..............................        116        313         520        711
   Deposits with Other Banks.......................         45        115         163        440
   Investment Securities
       U.S. Treasury & Federal Agencies............        740        633       2,328      2,180
       State, County and Municipal.................         96         83         263        275
       Other Investments...........................        318        175         864        201
   Dividends on Other Investments..................         34         29          98         93
                                                    ---------- ----------  ---------- ----------
                                                        11,654     10,955      34,607     30,236
                                                    ---------- ----------  ---------- ----------
Interest Expense
   Deposits........................................      5,999      5,416      18,105     14,483
   Federal Funds Purchased.........................          2          7          13         16
   Borrowed Money..................................        533        535       1,506      1,404
                                                    ---------- ----------  ---------- ----------
                                                         6,534      5,958      19,624     15,903
                                                    ---------- ----------  ---------- ----------
Net Interest Income................................      5,120      4,997      14,983     14,333
   Provision for Loan Losses.......................        453        752       1,112      1,834
                                                    ---------- ----------  ---------- ----------
Net Interest Income After Provision for loan losses      4,667      4,245      13,871     12,499
                                                    ---------- ----------  ---------- ----------
Noninterest Income
   Service Charges on Deposits.....................        754        694       2,201      1,876
   Other Service Charges, Commissions & Fees.......        129        128         389        383
   Security Gains, net.............................          0       (494)         64       (494)
   Other Income....................................        107         71         370        316
                                                    ---------- ----------  ---------- ----------
                                                           990        399       3,024      2,081
                                                    ---------- ----------  ---------- ----------
Noninterest Expense
   Salaries and Employee Benefits..................      2,087      1,904       6,249      5,480
   Occupancy and Equipment.........................        720        646       2,043      1,732
   Other Operating Expenses........................      1,092        855       3,085      2,628
                                                    ---------- ----------  ---------- ----------
                                                         3,899      3,405      11,377      9,840
                                                    ---------- ----------  ---------- ----------
Income Before Income Taxes.........................      1,758      1,239       5,518      4,740
Income Taxes.......................................        598        400       1,876      1,543
                                                    ---------- ----------  ---------- ----------
Net Income......................................... $    1,160 $      839  $    3,642 $    3,197
                                                    ========== ==========  ========== ==========
Net Income Per Share of Common Stock
   Basic........................................... $     0.26 $     0.19  $     0.82 $     0.72
                                                    ========== ==========  ========== ==========
   Diluted......................................... $     0.26 $     0.19  $     0.82 $     0.72
                                                    ========== ==========  ========== ==========
Weighted Average Shares Outstanding................  4,445,526  4,440,276   4,445,526  4,440,276
                                                    ========== ==========  ========== ==========

       The accompanying notes are an integral part of these statements.

                     COLONY BANKCORP INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
               AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                  (Unaudited)
                            (Dollars in Thousands)

                                                       Three Months       Nine Months
                                                           Ended             Ended
                                                     ----------------- -----------------
                                                     09/30/01 09/30/00 09/30/01 09/30/00
                                                     -------- -------- -------- --------
Net Income..........................................  $1,160   $  839   $3,642   $3,197
Other Comprehensive Income, Net of Tax
   Gains (Losses) on Securities Arising During Year.     784      437    1,656      490
   Reclassification Adjustment......................       0      326      (42)     326
                                                      ------   ------   ------   ------
   Unrealized Gains (Losses) on Securities..........     784      763    1,614      816
                                                      ------   ------   ------   ------
Comprehensive Income................................  $1,944   $1,602   $5,256   $4,013
                                                      ======   ======   ======   ======


       The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                  (Unaudited)
                            (Dollars in Thousands)

                                                                                    2001      2000
                                                                                  --------  --------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income....................................................................... $  3,642  $  3,197
Adjustments to reconcile net income to net cash provided by operating activities:
   (Gain) loss on sale of investment securities..................................      (64)      494
   Depreciation..................................................................    1,048       946
   Provision for loan losses.....................................................    1,112     1,834
   Amortization of excess costs..................................................       41        40
   Other prepaids, deferrals and accruals, net...................................   (2,906)   (1,253)
                                                                                  --------  --------
       Total Adjustments.........................................................     (769)    2,061
                                                                                  --------  --------
       Net cash provided by operating activities.................................    2,873     5,258
                                                                                  --------  --------
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of other assets (FHLB stock)............................................     (454)        0
Purchases of securities available for sale.......................................  (48,191)  (20,879)
Proceeds from sales of securities available for sale.............................   13,670    17,475
Proceeds from maturities, calls, and paydowns of investment securities:
   Available for Sale............................................................   29,010     2,999
   Held to Maturity..............................................................      140       371
Decrease (Increase) in interest-bearing deposits in banks........................   (2,632)     (301)
(Increase) in loans..............................................................  (64,945)  (63,073)
Purchase of premises and equipment...............................................   (1,716)   (2,002)
                                                                                  --------  --------
       Net cash provided by investing activities.................................  (75,118)  (65,410)
                                                                                  --------  --------
CASH FLOW FROM FINANCING ACTIVITIES
Net increase in deposits.........................................................   49,328    50,948
Federal funds purchased..........................................................      572       230
Dividends paid...................................................................     (800)     (555)
Net (decrease) increase in other borrowed money..................................   17,034    10,252
                                                                                  --------  --------
       Net cash provided by financing activities.................................   66,134    60,875
                                                                                  --------  --------
Net increase (decrease) in cash and cash equivalents.............................   (6,111)      723
Cash and cash equivalents at beginning of period.................................   37,357    31,126
                                                                                  --------  --------
Cash and cash equivalents at end of period....................................... $ 31,246  $ 31,849
                                                                                  ========  ========

       The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

  Basis of presentation

   Colony Bankcorp, Inc. is a multi-bank holding company located in Fitzgerald, Georgia. The consolidated financial statements include the accounts of Colony Bankcorp, Inc. and its wholly-owned subsidiaries, Colony Bank of Fitzgerald, Fitzgerald, Georgia; Colony Bank Ashburn, Ashburn, Georgia; Colony Bank Worth, Sylvester, Georgia; Colony Bank of Dodge County, Eastman, Georgia; Colony Bank Wilcox, Rochelle, Georgia; Colony Bank Southeast, Broxton, Georgia (the Banks); and Colony Management Services, Inc., Fitzgerald, Georgia. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of Colony Bankcorp, Inc. conform to generally accepted accounting principles and practices utilized in the commercial banking industry.

   In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans and the valuation of deferred tax assets.

   All dollars in notes to consolidated financial statements are rounded to the nearest thousand.

  Description of Business

   The Banks provide a full range of retail and commercial banking services for consumers and small to medium size businesses primarily in South Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network. Lending is concentrated in agricultural, commercial and real estate loans to local borrowers. In management's opinion, although the Banks have a high concentration of agricultural and real estate loans, these loans are well collateralized and do not pose an adverse credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Banks have a diversified loan portfolio, a substantial portion of borrowers' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

   The success of Colony is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Company's results of operations and financial condition The operating results of Colony depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

  Investment Securities

   The Company records investment securities under Statement of Financial Accounting Standards (SFAS) No. 115 Accounting for Certain Investments in Debt and Equity Securities. Under the provisions of SFAS No. 115, the Company must classify its securities as trading, available for sale or held to maturity. Trading securities are purchased and held for sale in the near term. Securities held to maturity are those which the Company has the ability and intent to hold until maturity. All other securities not classified as trading or held to maturity are considered available for sale.

   Securities available for sale are measured at fair value with unrealized gains and losses reported net of deferred taxes as a separate component of stockholders' equity. Fair value represents an approximation of realizable value as of September 30, 2001 and December 31, 2000. Realized and unrealized gains and losses are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

  Loans Held for Sale

   Mortgage loans held for sale are reported at the lower of cost or market value. The method used to determine this amount is the individual loan method.

  Loans

   Loans are generally reported at principal amount less unearned interest and fees. Impaired loans are recorded under SFAS 114, Accounting by Creditors for Impairment of a Loan and SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally, represent loans delinquent in excess of 120 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogeneous loans are excluded from impaired loans. Generally, interest payments received on impaired loans are applied to principal. Upon receipt of all loan principal, additional interest payments are recognized as interest income on the cash basis.

   Other nonaccrual loans are loans for which payments of principal and interest are considered doubtful of collection under original terms but collateral values equal or exceed outstanding principal and interest.

  Allowance for Loan Losses

   The allowance method is used in providing for losses on loans. Accordingly, all loan losses decrease the allowance and all recoveries increase it. The provision for loan losses is based on factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors considered by management include growth and composition of the loan portfolio, economic conditions and the relationship of the allowance for loan losses to outstanding loans.

   An allowance for loan losses is maintained for all impaired loans. Provisions are made for impaired loans upon changes in expected future cash flows or estimated net realizable value of collateral. When determination is made that impaired loans are wholly or partially uncollectible, the uncollectible portion is charged-off.

   Management believes the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

  Premises and Equipment

   Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

   Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

                          Life
Description             in Years            Method
-----------             -------- -----------------------------
Banking Premises.......  15-40   Straight-Line and Accelerated
Furniture and Equipment   5-10   Straight-Line and Accelerated

   Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

  Cash Flows

   For reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing amounts due from banks and federal funds sold. Cash flows from demand deposits, NOW accounts, savings accounts, loans and certificates of deposit are reported net.

  Income Taxes

   Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the experience method for tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

  Other Real Estate

   Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. Losses from the acquisitions of property in full or partial satisfaction of debt are recorded as loan losses. Subsequent declines in value, routine holding costs and gains or losses upon disposition are included in other losses.

  Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statement of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. Statement of Financial Accounting Standards 130 requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

  Changes in Accounting Principles and Effects of New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, which delays the original effective date of SFAS No. 133 until fiscal year beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133, which addresses a limited number of issues causing implementation difficulties for certain entities that apply Statement 133. Management does not anticipate that the derivative statements will have a material effect, if any, on the financial position and result of operations of Colony.

   On July 20, 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement discontinues the practice of amortizing goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Goodwill and intangible assets on the books at June 30, 2001 will be affected when the Company adopts the statement. At this time, the Company has not determined what effect the impairment tests of goodwill will be on earnings and the financial position of the Company.

  Restricted Stock--Unearned Compensation

   In 1999, the board of directors of Colony Bankcorp, Inc. adopted a restricted stock grant plan which awards certain executive officers common shares of the Company. The maximum number of shares which may be subject to restricted stock awards is 44,350. During 2000, 5,250 shares were issued and in 2001, 5,250 shares were issued under this plan. The shares are recorded at fair market value (on the date granted) as a separate component of stockholder's equity. The cost of these shares is being amortized against earnings using the straight-line method over 3 years (the restriction period).

(2) Cash and Balances Due from Depository Institutions

   Components of cash and balances due from depository institutions at September 30, 2001 and December 31, 2000 are as follows:

                                              September 30, 2001 December 31, 2000
                                              ------------------ -----------------
Cash on Hand and Cash Items..................      $ 4,859            $ 4,846
Noninterest-Bearing Deposits with Other Banks        7,586             10,836
Interest-Bearing Deposits with Other Banks...        5,544              2,912
                                                   -------            -------
                                                   $17,989            $18,594
                                                   =======            =======

(3) Investment Securities

   Investment securities as of September 30, 2001 are summarized as follows:

                                                           Gross     Gross
                                    Amortized Unrealized Unrealized  Fair
                                      Cost      Gains      Losses    Value
                                    --------- ---------- ---------- -------
    Securities Available for Sale

    U.S. Government Agencies
       Mortgage-Backed.............  $43,539    $1,179     $ (16)   $44,702
       Other.......................    2,736       119         0      2,855
    State, County & Municipal......    9,158       168        (3)     9,323
    Corporate Obligations..........   17,625       926         0     18,551
    Marketable Equity Securities...    1,130         0      (174)       956
                                     -------    ------     -----    -------
                                     $74,188    $2,392     $(193)   $76,387
                                     =======    ======     =====    =======
    Securities Held to Maturity:...
       State, County and Municipal.  $   157    $    0     $   0    $   157
                                     =======    ======     =====    =======

   The amortized cost and fair value of investment securities as of September 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Securities
                                           -----------------------------------
                                           Available for Sale  Held to Maturity
                                           ------------------  ----------------
                                           Amortized    Fair   Amortized  Fair
                                             Cost       Value    Cost     Value
                                           ---------   ------- ---------  -----
    Due in One Year or Less...............  $   301    $   305   $  0     $  0
    Due After One Year Through Five Years.    6,343      6,477      0        0
    Due After Five Years Through Ten Years    3,830      3,961      0        0
    Due After Ten Years...................    1,420      1,435    157      157
                                            -------    -------   ----     ----
                                             11,894     12,178    157      157

    Corporate Obligations.................   17,625     18,551      0        0
    Marketable Equity Securities..........    1,130        956      0        0
    Mortgage-Backed Securities............   43,539     44,702      0        0
                                            -------    -------   ----     ----
                                            $74,188    $76,387   $157     $157
                                            =======    =======   ====     ====

   Investment securities as of December 31, 2000 are summarized as follows:

                                                       Gross     Gross
                                Amortized Unrealized Unrealized  Fair
                                  Cost      Gains      Losses    Value
                                --------- ---------- ---------- -------
Securities Available for Sale:
U.S. Government Agencies
   Mortgage-Backed Securities..  $15,112     $ 45      ($  36)  $15,121
   Other.......................   35,509       57        (300)   35,266
State, County & Municipal......    8,044       33         (57)    8,020
The Banker's Bank Stock........       50        0           0        50
Federal Home Loan Bank Stock...    1,610                          1,610
Marketable Equity Securities...    1,130        0        (188)      942
Corporate Obligations..........    9,007      206           0     9,213
                                 -------     ----      ------   -------
                                 $70,462     $341      ($ 581)  $70,222
                                 =======     ====      ======   =======
Securities Held to Maturity:
   State, County and Municipal.  $   293     $  0      ($   2)  $   291
                                 =======     ====      ======   =======

   Proceeds from sales of investments available for sale were $13,670 during the first nine months of 2001. Gross realized gains totaled $78 during the first nine months of 2001. Gross realized losses totaled $14 during the first nine months of 2001.

   Investment securities having a carry value approximating $36,777 and $32,658 as of September 30, 2001 and December 31, 2000, respectively, were pledged to secure public deposits and for other purposes.

(4) Loans

   The composition of loans as of September 30, 2001 and December 31, 2000 was as follows:

                                         September 30, 2001 December 31, 2000
                                         ------------------ -----------------
  Commercial, Financial and Agricultural      $ 50,568          $ 77,448
  Real Estate--Construction.............         7,572             5,961
  Real Estate--Farmland.................        28,947            23,411
  Real Estate--Other....................       282,200           207,396
  Installment Loans to Individuals......        66,106            59,862
  All Other Loans.......................        17,643            13,929
                                              --------          --------
                                              $453,036          $388,007
                                              ========          ========

   Nonaccrual loans are loans for which principal and interest are doubtful of collection in accordance with original loan terms and for which accruals of interest have been discontinued due to payment delinquency. Nonaccrual loans totaled $7,259 and $5,164 as of September 30, 2001 and December 31, 2000, respectively. On September 30, 2001, the Company had 90 day past due loans with principal balances of $630 and restructured loans with principal balances of $583.

(5) Allowance for Loan Losses

   Transactions in the allowance for loan losses are summarized below for nine months ended September 30, 2001 and September 30, 2000 as follows:

                                            September 30, 2001 September 30, 2000
                                            ------------------ ------------------
Balance Beginning..........................       $5,661            $ 4,682
   Provision Charged to Operating Expenses.        1,112              1,834
   Loans Charged Off.......................         (951)            (1,275)
   Loan Recoveries.........................          271                193
                                                  ------            -------
Balance, ending............................       $6,093            $ 5,434
                                                  ======            =======

(6) Premises and Equipment

   Premises and equipment are comprised of the following as of September 30, 2001 and December 31, 2000:

                                      September 30, 2001 September 30, 2000
                                      ------------------ ------------------
    Land.............................      $ 2,079            $ 1,769
    Building.........................       11,059             11,013
    Furniture, Fixtures and Equipment        9,261              8,771
    Leasehold Improvements...........          262                262
    Construction in Progress.........          967                 48
                                           -------            -------
                                            23,628             21,863
                                           -------            -------
    Accumulated Depreciation.........       (8,831)            (7,816)
                                           -------            -------
                                           $14,797            $14,047
                                           =======            =======

   Depreciation charged to operations totaled $1,048 and $946 for September 30, 2001 and September 30, 2000 respectively.

   Certain Company facilities and equipment are leased under various operating leases. Rental expense approximated $113 and $117 for nine months ended September 30, 2001 and 2000.

   Future minimum rental payments to be paid are as follows:

Year Ending December 31 Amount
----------------------- ------
         2001..........  $149
         2002..........    96
         2003..........    69
         2004..........    10
         2005..........     1
                         ----
                         $325
                         ====

(7) Income Taxes

   The Company records income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(8) Deposits

   Components of interest-bearing deposits as of September 30, 2001 and December 31, 2000 are as follows:

                        September 30, 2001 December 31, 2000
                        ------------------ -----------------
Interest-Bearing Demand      $ 79,983          $ 72,833
Savings................        18,617            13,072
Time, $100,000 and Over       114,216           111,875
Other Time.............       249,675           213,583
                             --------          --------
                             $462,491          $411,363
                             ========          ========

   The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of one hundred thousand, was approximately $99,034 and $99,263 as of September 30, 2001 and December 31, 2000, respectively.

   As of September 30, 2001 and December 31, 2000, the scheduled maturities of certificates of deposits are as follows:

      Maturity       September 30, 2001 December 31, 2000
      --------       ------------------ -----------------
One Year and Under..      $300,380          $268,753
One to Three Years..        51,975            46,016
Three Years and Over        11,536            10,689
                          --------          --------
                          $363,891          $325,458
                          ========          ========

(9) Borrowed Money

   Borrowed money at September 30, 2001 and December 31, 2000 is summarized as follows:

                                September 30, 2001 December 31, 2000
                                ------------------ -----------------
Federal Home Loan Bank Advances      $41,100            $23,800
First Port City Note Payable...          578                674
The Banker's Bank Note Payable.          442                612
                                     -------            -------
                                     $42,120            $25,086
                                     =======            =======

   Advances from the Federal Home Loan Bank (FHLB) have maturities ranging from 2001 to 2010 and interest rates ranging from 2.64 percent to 6.98 percent. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, residential first mortgage loans are pledged as collateral for the FHLB advances outstanding.

   First Port City note payable was renewed on January 29, 2000 with additional funds added for an amount totaling $963. Annual principal payments of $96 are due with interest paid quarterly at The Wall Street Prime minus one half percent. The debt is secured by commercial real estate in downtown Fitzgerald, which includes the parent company's facilities. Any unpaid balance is due January 29, 2003.

   The Banker's Bank note payable was renewed on October 23, 2000 for $625 at a rate of The Wall Street Prime minus one half percent. Payments are due monthly with the entire unpaid balance due October 23, 2003. The debt is secured by all furniture, fixtures, machinery, equipment and software of Colony Management Services, Inc.

   The aggregate stated maturities of borrowed money at September 30, 2001 are as follows:

Year                Amount
----                -------
2001............... $ 2,000
2002...............  17,100
2003...............   6,520
2004...............   3,000
2005 and Thereafter  13,500
                    -------
                    $42,120
                    =======

(10) Profit Sharing Plan

   The Company has a profit sharing plan that covers substantially all employees who meet certain age and service requirements. It is the Company's policy to make contributions to the plan as approved annually by the board of directors. The total provision for contributions to the plan was $369 for 2000, $328 for 1999 and $264 for 1998.

(11) Commitments and Contingencies

   In the normal course of business, certain commitments and contingencies are incurred which are not reflected in the consolidated financial statements. Commitments under standby letters of credit to U.S. addresses approximate $1,621 as of September 30, 2001 and $1,770 as of December 31, 2000. Unfulfilled loan commitments as of September 30, 2001 and December 31, 2000 approximated $43,805 and $40,495 respectively. No losses are anticipated as a result of commitments and contingencies.

   Colony Bank Fitzgerald is currently constructing a new branch to be located in the Warner Robins/Houston County market. The total estimated cost to complete construction and furnish the facility is $1,200. At September 30, 2001 the bank had paid approximately $13 of the total estimated cost.

(12) Regulatory Capital Matters

   The amount of dividends payable to the parent company from the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiaries for payment in 2001 without prior approval from the banking regulatory agencies approximates $2,256. Upon approval by regulatory authorities, the banks may pay cash dividends to the parent company in excess of regulatory limitations.

   The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain inimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of September 30, 2001, the Company meets all capital adequacy requirements to which it is subject and is classified as well capitalized under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

                                                                           To Be Well
                                                                        Capitalized Under
                                                         For Capital    Prompt Corrective
                                           Actual     Adequacy Purposes Action Provisions
                                       -------------  ----------------  ----------------
                                       Amount  Ratio   Amount    Ratio   Amount    Ratio
                                       ------- -----   -------   -----   -------   -----
As of September 30, 2001..............
Total Capital to Risk-Weighted Assets. $48,622 10.30% $37,758    8.00%  $47,197    10.00%
Tier 1 Capital to Risk-Weighted Assets  42,720  9.05%  18,879    4.00%   28,318     6.00%
Tier 1 Capital to Average Assets......  42,720  7.44%  22,956    4.00%   28,695     5.00%
As of December 31, 2000...............
Total Capital to Risk-Weighted Assets. $44,990 10.88% $33,068    8.00%  $41,335    10.00%
Tier 1 Capital to Risk-Weighted Assets  39,817  9.63%  16,534    4.00%   24,801     6.00%
Tier 1 Capital to Average Assets......  39,817  7.80%  20,397    4.00%   25,496     5.00%

(13) Financial Information of Colony Bankcorp, Inc. (Parent Only)

   The parent company's balance sheets as of September 30, 2001 and December 31, 2000 and the related statements of income and comprehensive income and cash flows are as follows:

                      COLONY BANKCORP, INC. (PARENT ONLY)
                                BALANCE SHEETS
           FOR PERIOD ENDED SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

                                                                        September 30, December 31,
                                                                            2001          2001
                                                                        ------------- ------------
                                                                         (Unaudited)
ASSETS
Cash...................................................................    $    47      $     4
Investments in Subsidiaries at Equity..................................     44,252       39,875
Other..................................................................      1,322        1,354
                                                                           -------      -------
Totals Assets..........................................................    $45,621      $41,233
                                                                           =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Dividends Payable...................................................    $   266      $   266
   Notes and Debentures Payable........................................        578          674
   Other...............................................................         80           83
                                                                           -------      -------
                                                                               924        1,023
Stockholders' Equity
   Common Stock, Par Value $1 a Share; Authorized 20,000,000
     Shares, Issued 4,445,526 and 4,440,276 Shares as of Sept 30, 2001
     and December 31, 2000.............................................
   Respectively........................................................      4,446        4,440
   Paid-In Capital.....................................................     21,650       21,603
   Retained Earnings...................................................     17,278       14,436
   Restricted Stock--Unearned Compensation.............................        (69)         (47)
   Accumulated Other Comprehensive Income, Net of Tax..................      1,392         (222)
                                                                           -------      -------
Total Stockholders' Equity.............................................     44,697       40,210
                                                                           -------      -------
Total Liabilities and Stockholders' Equity.............................    $45,621      $41,233
                                                                           =======      =======

                      COLONY BANKCORP, INC. (PARENT ONLY)
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000
                                  (Unaudited)

                                                                         September 30, September 30,
                                                                             2001          2000
                                                                         ------------- -------------
Income
   Dividends from Subsidiaries..........................................    $1,350        $1,656
   Other................................................................        50            54
                                                                            ------        ------
                                                                             1,400         1,710
                                                                            ------        ------
Expenses
   Interest.............................................................        31            43
   Amortization.........................................................        14            14
   Other................................................................       711           584
                                                                            ------        ------
                                                                               756           641
                                                                            ------        ------
Income Before Taxes and Equity in Undistributed Earnings
   of Subsidiaries......................................................       644         1,069
   Income Tax (Benefits)................................................      (236)         (190)
                                                                            ------        ------
Income Before Taxes and Equity in Undistributed Earnings of Subsidiaries       880         1,259
   Equity in Undistributed Earnings of Subsidiaries.....................     2,762         1,938
                                                                            ------        ------
Net Income..............................................................     3,642         3,197
                                                                            ------        ------
Other Comprehensive Income, Net of Tax
   Gains (losses) on Securities Arising During Year.....................     1,656           490
   Reclassification Adjustment..........................................       (42)          326
                                                                            ------        ------
   Unrealized Gains (Losses) in Securities..............................     1,614           816
                                                                            ------        ------
Comprehensive Income....................................................    $5,256        $4,013
                                                                            ======        ======

                      COLONY BANKCORP, INC. (PARENT ONLY)
                            STATEMENT OF CASH FLOWS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000
                                  (Unaudited)

                                                           September 30, September 30,
                                                               2001          2000
                                                           ------------- -------------
Cash Flows from Operating Activities
   Net Income.............................................    $ 3,642       $ 3,197
   Adjustments to Reconcile Net Income to Net Cash
   Provided from Operating Activities
       Depreciation and Amortization......................         67            73
       Equity in Undistributed Earnings of Subsidiary.....     (2,762)       (1,938)
       Other..............................................         11            (1)
                                                              -------       -------
                                                                  958         1,331
                                                              -------       -------
Cash Flows from Investing Activities
   Capital Infusion in Subsidiary.........................          0        (1,000)
   Purchase of Premises and Equipment.....................        (19)            0
                                                              -------       -------
                                                                  (19)       (1,000)
                                                              -------       -------
Cash Flows from Financing Activities
   Dividends Paid.........................................       (800)         (554)
   Proceeds from Issuance of Common Stock.................          0             0
   Principal Payments on Notes and Debentures.............        (96)            0
   Proceeds from Notes and Debentures.....................          0             0
                                                              -------       -------
                                                                 (896)         (554)
                                                              -------       -------
Increase (Decrease) in Cash and Cash Equivalents..........         43          (223)
Cash and Cash Equivalents, Beginning......................          4           247
                                                              -------       -------
Cash and Cash Equivalents, Ending.........................    $    47       $    24
                                                              =======       =======

(14) Legal Contingencies

   In the ordinary course business, there are various legal proceedings pending against Colony and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not, in the opinion of management, have a material adverse effect on Colony's consolidated financial position.

(15) Stock Grant Plan

   On February 16, 1999, a restricted stock grant plan was approved by the Board. The plan was adopted for the purpose of establishing incentives designed to recognize, reward and retain executive employees whose performance, contribution and skills are critical to the Company. The plan period commences February 16, 1999 and ends February 15, 2009 with the maximum number of shares subject to restricted stock awards being 22,175 shares (44,350 shares after the two-for-one stock split effective September 30, 1999). On January 3, 2000, the Company issued 5,250 shares under the stock grant plan to increase the total outstanding shares from 4,435,026 at December 31, 1999 to 4,440,276 at December 31, 2000 and the Company issued 5,250 shares on January 2, 2001 to increase the total outstanding shares to 4,445,526 at June 30, 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Liquidity represents the ability to provide adequate sources of funds for funding loan commitments and investment activities, as well as the ability to provide sufficient funds to cover deposit withdrawals, payment of debt and financing of operations. Converting assets to cash for these funds is primarily with proceeds from collections on loans and maturities of investment securities or by attracting and obtaining new deposits. In the nine month period ended September 30, 2001, the Company was successful in meeting its liquidity needs by increasing deposits 10.96% to $499,340,000 from deposits of $450,012,000 on December 31, 2000, by reducing Federal Funds 13.26% to $18,801,000 from $21,675,000 on December 31, 2000 and by increasing other borrowed money 67.90% to $42,120,000 from $25,086,000 on December 31, 2000. Should the need arise; the Company also maintains relationships with the Federal Home Loan Bank and several correspondent banks that can provide funds on short notice.

   The Company's liquidity position remained acceptable in the nine month period ended September 30, 2001. Average liquid assets (cash and amounts due from banks, interest-bearing deposits in other banks, funds due and securities) represented 22.90 percent of average deposits in the nine month period ended September 30, 2001 as compared to 25.38 percent of average deposits in the nine month period ended September 30, 2000 and 25.22 percent for calendar year 2000. Average loans represented 89.94 percent of average deposits in the nine month period ended September 30, 2001 as compared to 88.08 percent in the nine month period ended September 30, 2000 and 87.97 percent for calendar year 2000. Average interest-bearing deposits were 83.29 percent of average earning assets in the nine month period ended September 30, 2001 as compared to 82.43 percent in the nine month period ended September 30, 2000 and 82.96 percent for calendar year 2000.

   The Company satisfies most of its capital requirements through retained earnings. During the first three months of 2001, retained earnings provided $994,000 of increase in equity. Additionally, equity had an increase of $765,000 resulting from the change during the quarter in unrealized gains on securities available for sale, net of taxes and an increase of $10,000 resulting from the stock grant plan. Thus, total equity increased by a net amount of $1,769,000 in the three month period ended March 31, 2001. During the second quarter of 2001, retained earnings provided $955,000 of increase in equity. Additionally, equity had an increase of $65,000 resulting from the change during the quarter in unrealized gains on securities available for sale, net of taxes and an increase of $10,000 resulting from the stock grant plan. Thus, total equity increased by a net amount of $1,030,000 in the three month period ended June 30, 2001. During the third quarter of 2001, retained earnings provided $894,000 of increase in equity. Additionally, equity had an increase of $784,000 resulting from the change during the quarter in unrealized gains on securities available for sale, net of taxes and an increase of $10,000 resulting from the stock grant plan. Thus, total equity increased by a net amount of $1,688,000 in the three month period ended September 30, 2001 and increased by a net amount of $4,487,000 in the nine month period ended September 30, 2001. This compares to growth in equity of $1,036,000 from retained earnings, $42,000 increase resulting from changes in unrealized losses on securities and $6,000 increase resulting from the stock grant plan, or total equity increase of $1,084,000 in the three month period ended March 31, 2000. During the second quarter of 2000, retained earnings provided $944,000 of increase in equity, the change in unrealized gains on securities available for sale, net of taxes resulted in equity capital increasing $11,000 and the change in stock grant plan resulted in a $6,000 increase. Thus, total equity increased by a net amount of $961,000 in the second quarter of 2000. During the third quarter of 2000, retained earnings provided $639,000 of increase in equity, the change in unrealized gains on securities available for sale, net of taxes resulted in equity capital increasing $763,000 and the change in the stock grant plan resulted in a $6,000 increase. Thus, total equity increased by a net amount of $1,408,000 in the third quarter of 2000 and by a net amount of $3,453,000 in the nine month period ended September 30, 2000. Total equity increased by a net amount of $5,199,000 for calendar year 2000.

   As of September 30, 2001, the Company's capital totaled approximately $44,697,000 and the only outstanding commitment for capital expenditures was by a subsidiary bank for construction of a branch facility in Warner Robins/ Houston County. Total cost of the facility will be approximately $1,200,000 with approximately $13,000 paid as of September 30, 2001 for construction completed.

   The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for U. S. banking organizations. The objective of these efforts was to provide a more uniform framework that is sensitive to differences in risk assets among banking organizations. The guidelines define a two-tier capital framework. Tier 1 capital consists of common stock and qualifying preferred stockholders' equity less goodwill. Tier 2 capital consists of certain convertible, subordinated and other qualifying term debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets. The Company has no Tier 2 capital other than the allowance for loan losses.

   Using the capital requirements presently in effect, the Tier 1 ratio as of September 30, 2001 was 9.05 percent and total Tier 1 and 2 risk-based capital was 10.30 percent. Both of these measures compare favorably with the regulatory minimum of 4 percent for Tier 1 and 8 percent for total risk-based capital. The Company's Tier 1 leverage ratio was 7.44 percent as of September 30, 2001 which exceeds the required ratio standard of 4 percent.

   In the nine month period ended September 30, 2001, average capital was $42,333,000 representing 7.69 percent of average assets for the quarter. This compares to 7.85 percent in the nine month period ended September 30, 2000 and
7.81 percent for calendar year 2000.

   For the first three quarters of 2001, the Company paid quarterly dividends of $0.06 per share or $0.18 for the first three quarters of 2001 compared to $0.04 per share for the first quarter of 2000 and $0.045 for the second and third quarter of 2000 or $0.13 for the first three quarters of 2000. The dividend payout ratio, defined, as dividends per share divided by net income per share, was 21.95 percent in the nine month period ended September 30, 2001 as compared to 18.06 percent in the nine month period ended September 30, 2000.

   As of September 30, 2001, management was not aware of any recommendations by regulatory authorities which if they were to be implemented, would have a material effect on the Company's liquidity, capital resources or results of operations. However, it is possible that examinations by regulatory authorities in the future could precipitate additional loss charge-offs that could materially impact the Company's liquidity, capital resources and results of operations.

                             Results of Operations

   The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

                                  Net Income

   Net income in the three month period ended September 30, 2001 was $1,160,000 as compared to $839,000 in the three month period ended September 30, 2000, or an increase of 38.26 percent while net income in the nine month period ended September 30, 2001 was $3,642,000 as compared to $3,197,000 in the nine month period ended September 30, 2000, or an increase of 13.92 percent. This increase is primarily attributable to management effecting an $18 million bond swap transaction during third quarter 2000 that resulted in a loss on sale of securities of $494,000 pretax ($326,000 after tax). The company also realized net interest margin compression that resulted from the U. S. Federal Reserve lowering interest rates 350 basis points during the first nine months of 2001. The company's net interest margin declined 52 basis points to 3.90 percent in the nine month period ended September 30, 2001 compared to 4.42 percent in the nine month period ended September 30, 2000. The negative impact of declining net interest margins was offset by increased growth as Colony continues to experience strong loan demand in both its established markets and its newer markets. Operating income, which excludes the loss on sale of securities was $1,160,000 for the quarter ended September 30, 2001 compared to $1,165,000 for the same quarter a year ago. Operating income for the nine months ended September 30, 2001 was $3,600,000 as compared to $3,523,000 for the same period a year ago. On a fully diluted share basis, net income increased to $0.26 per share in the three month period ended September 30, 2001 from $0.19 for the same period in 2000, or an increase of 36.84 percent while net income increased to $0.82 per share in the nine month period ended September 30, 2001 from $0.72 for the same period in 2000, or an increase of
13.89 percent.

                              Net Interest Margin

   The company's net interest margin decreased by 56 basis points to 3.83 percent in third quarter 2001 as compared to 4.39 percent in third quarter 2000. The company's net interest margin declined 52 basis points to 3.90 percent in the nine month period ended September 30, 2001 compared to 4.42 percent for the same period a year ago. The net interest margin compression was primarily attributable to U. S. Federal Reserve lowering interest rates 350 basis points during the first three quarters of 2001. Margin compression during the third quarter was offset by an increase in average earning assets that resulted in net interest income increasing by 2.46 percent to $5,120,000 in third quarter 2001 from $4,997,000 for the same period in 2000. Net interest income increased 4.53 percent to $14,983,000 in the nine month period ended September 30, 2001 from $14,333,000 for the same period in 2000. Average earning assets increased to $518,562,000 in the nine month period ended September 30, 2001 from $438,170,000 for the same period a year ago. For the nine months ended September 30, 2001 compared to the same period in 2000, average loans increased by $72,021,000 or 20.62 percent, average funds sold decreased by $649,000 or 4.31 percent, average investment securities increased by $11,328,000 or 17.60 percent, average interest-bearing deposits in other banks decreased by $4,232,000 or 44.68 percent and average interest-bearing other assets increased $1,924,000 or 100.00 percent resulting in a net increase in average earning assets of $80,392,000 or 18.35 percent.

   The net increase in average assets was funded by a net increase in average deposits of 18.13 percent to $468,423,000 in the nine month period ended September 30, 2001 from $396,548,000 for the same period a year ago. Average interest-bearing deposits increased by 19.58 percent to $431,917,000 in the nine month period ended September 30, 2001 compared to $361,194,000 for the same period a year ago, while average noninterest-bearing deposits increased
3.26 percent to $36,506,000 in the nine month period ended September 30, 2001 compared to $35,354,000 for the same period a year ago. Average noninterest-bearing deposits represented 7.79 percent of average total deposits in the nine month period ended September 30, 2001 as compared to 8.92 percent for the same period a year ago and 8.52 percent for calendar year 2000.

   Interest expense increased in the three month period ended September 30, 2001 by $576,000 compared to the same period a year ago and increased by $3,721,000 in the nine month period ended September 30, 2001 compared to the same period in 2000. The increase is primarily attributable to the increase in average interest-bearing deposits to $431,917,000 in the nine month period ended September 30, 2001 compared to $361,194,000 for the same period in 2000. The combination of the increase in average earning assets and the decrease in the net interest margin resulted in an increase of net interest income of $123,000 in the three month period ended September 30, 2001 compared to the same period a year ago and an increase of net interest income of $650,000 in the nine month period ended September 30, 2001 compared to the same period a year ago.

                           Provision for Loan Losses

   The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

   The provision for loan losses is a charge to earnings in the current period to replenish the allowance for loan losses and maintain it at a level management has determined to be adequate. The provision for loan losses was $453,000 in the three month period ended September 30, 2001 as compared to $752,000 in the three month period ended September 30, 2000, representing a decrease of $299,000 or 39.76 percent. The provision for loan losses was $1,112,000 in the nine month period ended September 30, 2001 as compared to $1,834,000 in the nine month period ended September 30, 2000, representing a decrease of $722,000 or 39.37 percent. Net loan charge-offs represented 54.75 percent of the provision for loan losses in the three month period ended September 30, 2001 as compared to 53.86 percent for the same period a year ago and represented 61.15 percent in the nine month period ended September 30, 2001 as compared to 59.00 percent for the same period a year ago. Net loan charge-offs in the nine month period ended September 30, 2001 were 0.16 percent of average loans, down from 0.31 percent for the same period a year ago. During the first nine months of 2001 and 2000, a net of $680,000 and $1,082,000, respectively, was charged-off. The leveling off of loan charge-offs results from management's effort the past several years to improve credit quality and to eliminate weak and marginal credits. As of September 30, 2001, the allowance for loan losses was 1.34 percent of total loans outstanding as compared to an allowance for loan losses of 1.44 percent of total loans outstanding as of September 30, 2000. The loan loss reserve of 1.34 percent of total loans outstanding provided coverage of 71.92 percent of nonperforming loans and 61.88 percent of nonperforming assets as of September 30, 2001 compared to 103.60 percent and 97.14 percent, respectively as of September 30, 2000. The determination of the reserve rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the September 30, 2001 allowance for loan losses adequate to cover potential losses in the loan portfolio.

                              Noninterest Income

   Noninterest income consists primarily of service charges on deposit accounts. Service charges on deposit accounts totaled $754,000 in third quarter 2001 compared to $694,000 in third quarter 2000 or an increase of 8.65 percent and totaled $2,201,000 in nine months ended September 30, 2001 compared to $1,876,000 in the same period a year ago, or an increase of 17.32 percent. This increase is attributable to the increase in noninterest-bearing and interest-bearing demand deposit accounts and increased fee income associated with the mortgage company. All other noninterest income increased to $236,000 in third quarter 2001 from ($295,000) a year ago, or a 180.00 percent increase, while all other noninterest income increased to $823,000 in the nine month period ended September 30, 2001 from $205,000 a year ago, or an increase of
301.46 percent. The primary increase in noninterest income is attributable to $64,000 gain on bonds sold in first nine months of 2001 and ($494,000) loss on bonds sold in the same period a year ago. Thus, total noninterest income in third quarter 2001 was $990,000 compared to $399,000 in third quarter 2000, or an increase of 148.12 percent and was $3,024,000 in nine months ended September 30, 2001 compared to $2,081,000 in the same period a year ago, or an increase of 45.31 percent.

                              Noninterest Expense

   Noninterest expense increased by 14.51 percent to $3,899,000 in three months ended September 30, 2001 from 3,405,000 in the same period a year ago and increased by 15.62 percent to $11,377,000 in nine months ended September 30, 2001 from $9,840,000 in the same period a year ago. Salaries and employee benefits increased 9.61 percent to $2,087,000 in third quarter 2001 from $1,904,000 in third quarter 2000 and increased 14.03 percent to $6,249,000 in nine months ended September 30, 2001 from $5,480,000 in the same period a year ago. These increases are primarily due to increased staffing with two new branches opened in Summer 2001 and two new branches opened in Fall 2000. Occupancy and equipment expense increased by 11.46 percent to $720,000 in third quarter 2001 from $646,000 in third quarter 2000 and by 17.96 percent to $2,043,000 in nine months ended September 30, 2001 from $1,732,000 in the same period a year ago. The increases are primarily due to additional depreciation and occupancy expense with the new offices opened during 2000 and 2001. All other noninterest expense increased 27.72 percent to $1,092,000 in third quarter 2001 from $855,000 in third quarter 2000 and by 17.39 percent to $3,085,000 in nine months ended September 30, 2001 from $2,628,000 in the same period a year ago. Other increases in noninterest expense are primarily attributable to expenses incurred in opening the new offices.

                              Income Tax Expense

   Income before taxes increased by $519,000 to $1,758,000 in third quarter 2001 from $1,239,000 in third quarter 2000 and by $778,000 to $5,518,000 in nine months ended September 30, 2001 from $4,470,000 in the same period a year ago. Income tax expense increased 49.50 percent to $598,000 in third quarter 2001 from $400,000 in third quarter 2000 and by 21.58 percent to $1,876,000 in nine months ended September 30, 2001 from $1,543,000 in the same period a year ago. Income tax expense as a percentage of income before taxes was 34.02 percent in third quarter 2001 compared to 32.28 percent in third quarter 2000, or an increase of 5.39 percent while income tax expense as a percentage of income before taxes was 34.00 percent in nine months ended September 30, 2001 compared to 32.55 percent in the same period a year ago, or an increase of 4.45 percent.

                                Future Outlook

   Colony is an emerging company operating in an industry filled with nonregulated competitors and a rapid pace of consolidation. The year brings with it new opportunities for growth in our existing markets, as well as opportunities to expand into new markets through branch acquisitions and branching. Colony completed two new branches in 2000, which are located in Moultrie and Soperton, Georgia. In addition Colony acquired Georgia First Mortgage Company located in Albany, Georgia during 2000. For 2001, Colony has opened two new branches, one located in the Dougherty/Lee County market and the other located in the Warner Robins market. Additionally, the Company announced in October, 2001 the signing of a definitive agreement to acquire Quitman Bancorp, Inc. located in Quitman/Brooks County, Georgia. This acquisition is expected to close by April, 2002. Quitman Bancorp with $65 million in assets as of September 30, 2001, is a unitary thrift holding company that operates one subsidiary, Quitman Federal Savings Bank, through a single branch in Quitman. Quitman Federal has approximately $55 million in deposits and for fiscal year-end 2000 earned $272 thousand and for fiscal year-end 1999 earned $348 thousand.

                                   Liquidity

   The Company's goals with respect to liquidity are to ensure that sufficient funds are available to meet current operating requirements and to provide reserves against unforeseen liquidity requirements. Management continuously reviews the Company's liquidity position, which is maintained on a basis consistent with established internal guidelines and the tests and reviews of the various regulatory authorities. The Company's primary liquidity sources at September 30, 2001 included cash, due from banks, federal funds and short-term investment securities. The Company also has the ability, on a short-term basis, to borrow funds from Federal Home Loan Bank and correspondent banks. The mix of asset maturities contributes to the company's overall liquidity position.

                             Certain Transactions

   In the normal course of business, officers and directors of the Banks, and certain business organizations and individuals associated with them, maintain a variety of banking relationships with the bank. Transactions with senior officers and directors are made on terms comparable to those available to other bank customers.

                          Forward-Looking Statements

   This document contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "expect," "intend," "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speaks only as of the dates which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Users are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Users are therefore cautioned not to place undue reliance on these forward-looking statements.

                                   BUSINESS

General

   The Company was organized in 1983 as a bank holding company through the merger of Colony Bank of Fitzgerald with a subsidiary of the Company. Since that time, Colony Bank of Fitzgerald, which was formed by principals of Colony Bankcorp, Inc. in 1976, has operated as a wholly-owned subsidiary of the Company. In April 1984, Colony Bankcorp, Inc. acquired Colony Bank Wilcox, and in November 1984, Colony Bank Ashburn became a wholly-owned subsidiary of Colony Bankcorp, Inc. Colony Bankcorp, Inc. continued its growth with the acquisition of Colony Bank of Dodge County in September 1985. In August 1991, Colony Bankcorp, Inc. acquired Colony Bank Worth. In November 1996, Colony Bankcorp, Inc. acquired Colony Bank Southeast and in November 1996 formed a non-bank subsidiary Colony Management Services, Inc.

   Through its six subsidiary banks, Colony Bankcorp, Inc. operates a full-service banking business and offers a broad range of retail and commercial banking services including checking, savings, NOW accounts, money market and time deposits of various types; loans for business, agriculture, real estate, personal uses, home improvement and automobiles; credit card; letters of credit; investment and discount brokerage services; IRA's; safe deposit box rentals, bank money orders; electronic funds transfer services, including wire transfers and automated teller machines and internet accounts. Each of the Banks is a state chartered institution whose customer deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation.

   On April 2, 1998, the Company was listed on Nasdaq National Market. The Company's common stock trades on the Nasdaq Stock Market under the symbol "CBAN". The Company presently has approximately 1,150 shareholders as of September 30, 2001. "The Nasdaq Stock Market" or "Nasdaq" is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors and issuers. The Nasdaq Stock Market is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc.

                          PART II--OTHER INFORMATION

ITEM 6--EXHIBITS AND REPORTS ON FORM 8-K

A. Exhibits--None

B. There have been no reports filed on Form 8-K for the quarter ended September 30, 2001.

                                   SIGNATURE

   Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          COLONY BANKCORP, INC.

November 2, 2001
---------------------
Date
                                          /s/ JAMES D. MINIX
                                         --------------------------------------
                                          James D. Minix, President and Chief
                                            Executive Officer

                                          /s/ TERRY L. HESTER
                                         --------------------------------------
                                          Terry L. Hester, Executive Vice
                                            President And
                                            Chief Financial Officer